Annual Report

December 31, 2014

Ivy Funds Variable Insurance Portfolios

Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Pathfinder Moderate - Managed Volatility
Pathfinder Moderately Aggressive - Managed Volatility
Pathfinder Moderately Conservative - Managed Volatility
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy

Global Bond
Global Growth
Global Natural Resources
Growth
High Income
International Core Equity
Limited-Term Bond
Micro Cap Growth
Mid Cap Growth
Money Market
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value



IVY FUNDS
Variable Insurance Portfolios

CONTENTS
Ivy Funds VIP



Henry J. Herrmann, CFA

Dear Shareholder,

In the year since our last report to you, the U.S. was the bright spot across a global economy generally challenged by sluggish growth and rising geopolitical tensions.

After a colder than expected winter put a chill on the U.S. economy at the outset of the fiscal period, U.S. gross domestic product (GDP) charted 4.6% growth in the second quarter and nearly 4% growth in the third. U.S. stocks responded favorably to signs that the six-year economic expansion was self-sustaining. Broad market indexes surpassed previous record highs. Volatility remained, however, as concern continued around global economic growth, geopolitical developments and a dramatic fall in oil prices.

In the fixed income markets, yields on investment-grade securities remained at exceptionally low levels for much of the year with the benchmark 10-year Treasury closing the year yielding 2.17% — more than 80 basis points below where it opened 2014.

Looking ahead, the behavior of the oil market will likely be one of the key stories for 2015. While low oil prices are good for the consumer and have the potential to boost economic growth, they also present challenges. For example, high-yield bonds were hit by concerns late in the year that low oil prices could boost defaults in the energy industry. Other areas of concern include the challenges facing the European economy and a slowdown in China's growth.

Overall, we expect the U.S. economy will continue to improve. We believe the U.S. is stronger than most of its global counterparts and that U.S. stocks appear to offer investors the best opportunity for positive returns. Corporate earnings are expected to rise, inflation to remain low and the jobs picture to continue to improve. All of this provides a positive backdrop for stocks. The Federal Reserve seems likely to take its time raising interest rates as it weighs the strength of improvement in the economy.

Economic Snapshot

	12/31/14	12/31/13
S&P 500 Index	2,058.90	1,848.36
MSCI EAFE Index	1,774.89	1,915.60
10-Year Treasury Yield	2.17%	3.04%
U.S. unemployment rate	5.60%	6.70%
30-year fixed mortgage rate	3.99%	4.54%
Oil price per barrel	$53.27	$98.42

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we will continue to closely monitor these and other economic developments in the months ahead.

Sincerely,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2014.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-14	Ending Account Value 12-31-14	Expenses Paid During Period*	Beginning Account Value 6-30-14	Ending Account Value 12-31-14	Expenses Paid During Period*	
Pathfinder Aggressive	$1,000	$1,006.60	$0.30	$1,000	$1,024.94	$0.30	0.05%
Pathfinder Conservative	$1,000	$1,011.10	$0.30	$1,000	$1,024.96	$0.30	0.05%
Pathfinder Moderate	$1,000	$1,008.60	$0.10	$1,000	$1,025.06	$0.10	0.03%
Pathfinder Moderately Aggressive	$1,000	$1,005.90	$0.10	$1,000	$1,025.07	$0.10	0.03%
Pathfinder Moderately Conservative	$1,000	$1,010.30	$0.20	$1,000	$1,025.03	$0.20	0.04%
Pathfinder Moderate — Managed Volatility	$1,000	$1,004.50	$1.20	$1,000	$1,023.96	$1.21	0.25%[3]
Pathfinder Moderately Aggressive — Managed Volatility	$1,000	$1,001.10	$1.50	$1,000	$1,023.66	$1.52	0.31%[4]
Pathfinder Moderately Conservative — Managed Volatility	$1,000	$1,004.20	$1.60	$1,000	$1,023.58	$1.62	0.32%[5]
Asset Strategy	$1,000	$ 955.70	$4.69	$1,000	$1,020.36	$4.85	0.96%
Balanced	$1,000	$1,018.20	$5.15	$1,000	$1,020.15	$5.15	1.00%
Bond	$1,000	$1,007.90	$3.92	$1,000	$1,021.31	$3.94	0.77%
Core Equity	$1,000	$1,028.90	$4.87	$1,000	$1,020.45	$4.85	0.94%
Dividend Opportunities	$1,000	$1,025.90	$5.06	$1,000	$1,020.19	$5.05	1.00%
Energy	$1,000	$ 746.70	$5.15	$1,000	$1,019.26	$5.96	1.18%
Global Bond	$1,000	$ 963.80	$1.87	$1,000	$1,023.34	$1.92	0.37%
Global Growth	$1,000	$ 946.90	$5.55	$1,000	$1,019.54	$5.76	1.12%
Global Natural Resources	$1,000	$ 760.50	$5.90	$1,000	$1,018.54	$6.76	1.32%
Growth	$1,000	$1,063.40	$4.95	$1,000	$1,020.37	$4.85	0.96%
High Income	$1,000	$ 970.70	$4.34	$1,000	$1,020.79	$4.45	0.88%
International Core Equity	$1,000	$ 935.80	$5.61	$1,000	$1,019.41	$5.86	1.15%
Limited-Term Bond	$1,000	$ 997.20	$3.99	$1,000	$1,021.22	$4.04	0.79%
Micro Cap Growth	$1,000	$ 991.70	$6.47	$1,000	$1,018.66	$6.56	1.30%
Mid Cap Growth	$1,000	$1,039.30	$5.61	$1,000	$1,019.67	$5.55	1.10%
Money Market	$1,000	$1,000.10	$0.70	$1,000	$1,024.46	$0.71	0.15%
Real Estate Securities	$1,000	$1,113.60	$6.24	$1,000	$1,019.29	$5.96	1.17%
Science and Technology	$1,000	$ 979.20	$5.64	$1,000	$1,019.53	$5.76	1.13%
Small Cap Growth	$1,000	$1,011.00	$5.73	$1,000	$1,019.50	$5.76	1.13%
Small Cap Value	$1,000	$1,008.80	$5.83	$1,000	$1,019.43	$5.86	1.15%
Value	$1,000	$1,042.30	$5.11	$1,000	$1,020.22	$5.05	0.99%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2014, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

(3)Annualized expense ratio based on the period excluding offering cost was 0.24%.

(4)Annualized expense ratio based on the period excluding offering cost was 0.28%.

(5)Annualized expense ratio based on the period excluding offering cost was 0.29%.

The above illustrations are based on ongoing costs only.



Michael L. Avery

Below, Michael L. Avery, portfolio manager of each of the five Ivy Funds VIP Pathfinder Portfolios and of the three Ivy Funds VIP Pathfinder Managed Volatility Portfolios, discusses positioning, performance and results for the fiscal year ended December 31, 2014. Mr. Avery has managed each VIP Pathfinder Portfolio since their inception in March 2008 and each VIP Pathfinder Managed Volatility Portfolio since their inception in August 2013. He has 36 years of industry experience. Since their inception, Advantus Capital Management, Inc., has served as the subadvisor for the volatility management strategy of the VIP Managed Volatility Portfolios through portfolio managers David Kuplic, CFA, FRM and Craig Stapleton, CFA. Mr. Kuplic has 31 years of industry experience and Mr. Stapleton has 13 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014

Ivy Funds VIP Pathfinder Aggressive	4.86%
Ivy Funds VIP Pathfinder Conservative	3.39%
Ivy Funds VIP Pathfinder Moderate	4.24%
Ivy Funds VIP Pathfinder Moderately Aggressive	4.61%
Ivy Funds VIP Pathfinder Moderately Conservative	3.88%
Ivy Funds VIP Pathfinder Moderate — Managed Volatility	3.75%
Ivy Funds VIP Pathfinder Moderately Aggressive — Managed Volatility	3.91%
Ivy Funds VIP Pathfinder Moderately Conservative — Managed Volatility	3.06%

Benchmarks

For the 12 Months Ended December 31, 2014

S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	13.69%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	5.97%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.02%

Past performance is not a guarantee of future results. For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found in this report.

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, each Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Market gains after volatile year

U.S. equities closed a somewhat volatile year with gains after repeatedly reaching record highs in broad market indexes during the period. Global equities in general also finished the year slightly higher. Crude oil prices plunged worldwide late in the year to levels not seen since 2009 on forecasts of reduced global demand along with OPEC's unwillingness to cut production. The decline pressured stocks globally and raised concerns that a sustained price tumble could stall economic growth in some regions in the coming year. Interest rates remained at historically low levels during the year.

The U.S. Federal Reserve said late in the year that it is likely to hold rates near zero at least through the first quarter of 2015, noting it would be "patient" in its approach to raising rates. The European Central Bank indicated it would consider additional monetary stimulus to support the eurozone, but took no action by year end. Central banks in Japan and China also took easing actions to stimulate their economies. U.S. economic indicators continued to show steady growth and remained the leader among developed countries. Economic growth forecasts for Europe were revised lower late in the year and raised concerns especially about countries on the periphery.

U.S. equities contribute to results

Each Pathfinder Portfolio completed the fiscal year with positive returns. We rebalanced the allocations for each Pathfinder Portfolio in September and November, based on our views of the appropriate mix at each of these periods. The initial change slightly reduced the cash allocations and slightly increased the allocation to U.S. equities. Very similar adjustments then were made in the second rebalancing, slightly decreasing exposure to the underlying Ivy Funds VIP Money Market Portfolio in all Pathfinder Portfolios, and slightly increasing exposure to the underlying Ivy Funds VIP Growth, Ivy Funds VIP Mid Cap Growth, Ivy Funds VIP Small Cap Growth, Ivy Funds VIP Small Cap Value and Ivy Funds VIP Value portfolios. We

took these actions based on our view of a low growth/ low inflation global outlook, with central bank policies providing support for the markets. We believe this required a larger allocation to equities, especially in funds where our active management approach to stock selection offered the potential to benefit returns.

The top-performing underlying portfolios during the fiscal year were focused on U.S. equities, led by Ivy Funds VIP Growth, Ivy Funds VIP Value, Ivy Funds VIP Mid Cap Growth and Ivy Funds VIP Small Cap Value. These portfolios reflected the continued strengthening through the year of equities in the U.S., which also led developed countries in economic growth. The gains in these underlying equities portfolios contributed to performance for the Pathfinder Portfolios for the year. However, the Portfolios overall trailed the performance of the all-equities benchmark index and slightly trailed the benchmark index representing U.S. government bonds. The stocks of U.S. large- and mid-capitalization companies, as measured by the Portfolios' equities benchmark index, were among the best-performing asset classes in 2014. Small-cap growth stocks underperformed large- and mid-cap stocks and international equities overall had a negative return for the year. Allocations in the Portfolios to asset classes other than large- and mid-cap equities, therefore, provided a drag on overall performance for the year.

We also rebalanced the allocations for each Pathfinder Managed Volatility Portfolio at the same times and in the same manner. These portfolios had slightly lower returns in the year versus the Pathfinder Portfolios because of the cost of applying the managed-volatility strategy in a year that experience periodic volatility increases, especially later in the period.

Potential for improving growth

We believe U.S. growth in real terms could accelerate in the year ahead. The breadth of the U.S. economic recovery is demonstrated, in part, by the slow, steady improvement in employment. We think steady job growth will be followed by upward pressure on wages as the labor market tightens. In our view, higher wages would be especially beneficial for individuals in the lower-income segments of the economy who largely have not benefitted from previous stimulus measures. We think lower energy prices have provided an additional boon to consumers in the U.S. and globally, especially in India and China. Consumer sentiment and business confidence are stabilizing and even have shown improvement in some surveys. We think all of these factors will be incrementally positive in the U.S. for both consumer spending and business investment.

Late in the fiscal year, global central banks outside of the U.S. implemented or indicated their intent to provide more accommodative monetary policies to stimulate their economies. We believe this looser-money bias will continue in 2015 and work to weaken their respective currencies.

We remain concerned about the large allocation to fixed income by investors in general, in an environment that is approaching seven years with interest rates near zero. Uncertainty about what may follow and the implications of investors pursuing yield via complicated and more risky credit securities raise concerns for us about the time when interest rates eventually rise.

Past performance is not a guarantee of future results. As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment.

The ability of the Portfolio to meet its investment objective depends both on the allocation of its assets among the Underlying Funds and the ability of those funds to meet their respective investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds. Because the Portfolio is weighted towards Underlying Funds that invest in stocks, both U.S. and foreign, including mid cap and small cap stocks, as well as bonds and short-term instruments, the Portfolio is more subject to the risks associated with those investments.

Advantus Capital may be unsuccessful in managing volatility, and there is a risk that the Ivy Funds VIP Managed Volatility Portfolios may experience a high level of volatility in their returns. The Portfolios' holdings are subject to price volatility, and the Portfolios may not be any less volatile than the market as a whole and could be more volatile. In addition, there can be no guarantee that the Portfolios will achieve their goal of managing the volatility of their equity returns. Furthermore, while the management of volatility seeks competitive returns with more consistent volatility, the management of volatility does not ensure that the Portfolios will deliver competitive returns. Additionally, even if successful, the Portfolios' management of volatility may also generally result in the Portfolios' NAV increasing to a lesser degree than the markets (for example, in a rising market with relatively high volatility) or decreasing to a greater degree than the market (for example, in a declining market with relatively low volatility). The Portfolios' managed volatility strategy may expose the Portfolios to losses (some of which may be sudden) to which it would not have otherwise been exposed if invested only in Underlying Funds. Additionally, the derivatives used by Advantus Capital to hedge the value of the Portfolios are not identical to the Underlying Funds, and as a result, the Portfolios' investment in derivatives may decline in value at the same time as the Portfolios' investment in Underlying Funds. Advantus Capital does not intend to attempt to manage the volatility of the Portfolios' fixed-income returns. It is possible that the fixed-income portion of the Portfolios, whose volatility would not be managed by the volatility management strategy, could become more volatile than the equity portion of the Portfolios.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of any Ivy Funds VIP Pathfinder Portfolio.

Pathfinder Aggressive – Asset Allocation

Ivy Funds VIP Growth	19.9%
Ivy Funds VIP Global Growth	14.9%
Ivy Funds VIP Limited-Term Bond	14.3%
Ivy Funds VIP Small Cap Value	10.2%
Ivy Funds VIP Mid Cap Growth	10.2%
Ivy Funds VIP Small Cap Growth	10.0%
Ivy Funds VIP Value	9.9%
Ivy Funds VIP International Core Equity	9.8%
Cash and Cash Equivalents	0.8%

Pathfinder Conservative – Asset Allocation

Ivy Funds VIP Money Market	34.2%
Ivy Funds VIP Limited-Term Bond	19.5%
Ivy Funds VIP Dividend Opportunities	13.3%
Ivy Funds VIP Growth	13.3%
Ivy Funds VIP Small Cap Growth	5.1%
Ivy Funds VIP International Core Equity	5.0%
Ivy Funds VIP Value	4.0%
Ivy Funds VIP Mid Cap Growth	3.1%
Ivy Funds VIP Small Cap Value	2.1%
Cash and Cash Equivalents	0.4%

Pathfinder Moderate – Asset Allocation

Ivy Funds VIP Money Market	19.4%
Ivy Funds VIP Dividend Opportunities	15.3%
Ivy Funds VIP Limited-Term Bond	14.5%
Ivy Funds VIP Growth	14.1%
Ivy Funds VIP Global Growth	10.1%
Ivy Funds VIP Small Cap Growth	7.1%
Ivy Funds VIP Small Cap Value	5.2%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP International Core Equity	4.9%
Ivy Funds VIP Mid Cap Growth	4.1%
Cash and Cash Equivalents	0.3%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy Funds VIP Dividend Opportunities	15.2%
Ivy Funds VIP Limited-Term Bond	14.5%
Ivy Funds VIP Growth	14.1%
Ivy Funds VIP Global Growth	10.0%
Ivy Funds VIP International Core Equity	9.9%
Ivy Funds VIP Money Market	9.7%
Ivy Funds VIP Small Cap Value	8.3%
Ivy Funds VIP Small Cap Growth	8.0%
Ivy Funds VIP Mid Cap Growth	5.2%
Ivy Funds VIP Value	5.0%
Cash and Cash Equivalents	0.1%

Pathfinder Moderately Conservative – Asset Allocation

Ivy Funds VIP Money Market	24.4%
Ivy Funds VIP Limited-Term Bond	19.4%
Ivy Funds VIP Growth	14.2%
Ivy Funds VIP Dividend Opportunities	13.3%
Ivy Funds VIP Small Cap Growth	6.1%
Ivy Funds VIP Global Growth	5.1%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP International Core Equity	5.0%
Ivy Funds VIP Mid Cap Growth	4.2%
Ivy Funds VIP Small Cap Value	3.1%
Cash and Cash Equivalents	0.2%

Pathfinder Moderate – Managed Volatility – Asset Allocation

Ivy Funds VIP Money Market	18.9%
Ivy Funds VIP Dividend Opportunities	14.8%
Ivy Funds VIP Limited-Term Bond	14.2%
Ivy Funds VIP Growth	13.7%
Ivy Funds VIP Global Growth	9.7%
Ivy Funds VIP Small Cap Growth	6.8%
Ivy Funds VIP Small Cap Value	5.0%
Ivy Funds VIP Value	4.9%
Ivy Funds VIP International Core Equity	4.8%
Ivy Funds VIP Mid Cap Growth	4.0%
Cash and Cash Equivalents	3.2%

Pathfinder Moderately Aggressive – Managed Volatility – Asset Allocation

Ivy Funds VIP Dividend Opportunities	14.7%
Ivy Funds VIP Limited-Term Bond	14.1%
Ivy Funds VIP Growth	13.7%
Ivy Funds VIP Global Growth	9.7%
Ivy Funds VIP International Core Equity	9.6%
Ivy Funds VIP Money Market	9.4%
Ivy Funds VIP Small Cap Value	8.0%
Ivy Funds VIP Small Cap Growth	7.8%
Ivy Funds VIP Mid Cap Growth	5.0%
Ivy Funds VIP Value	4.9%
Cash and Cash Equivalents	3.1%

Pathfinder Moderately Conservative – Managed Volatility – Asset Allocation

Ivy Funds VIP Money Market	23.7%
Ivy Funds VIP Limited-Term Bond	18.9%
Ivy Funds VIP Growth	13.8%
Ivy Funds VIP Dividend Opportunities	12.9%
Ivy Funds VIP Small Cap Growth	5.9%
Ivy Funds VIP Value	4.9%
Ivy Funds VIP Global Growth	4.9%
Ivy Funds VIP International Core Equity	4.8%
Ivy Funds VIP Mid Cap Growth	4.0%
Ivy Funds VIP Small Cap Value	3.0%
Cash and Cash Equivalents	3.2%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

Pathfinder Portfolios

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Pathfinder Aggressive(1) $15,557
S&P 500 Index $18,023
Barclays U.S. Aggregate Bond Index $13,689
Barclays U.S. Treasury Bills: 1-3 Month Index $10,171
3-4 2008
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014


$30,000
$20,000
$10,000
$0
Pathfinder Conservative(1) $14,065
S&P 500 Index $18,158
Barclays U.S. Aggregate Bond Index $13,717
Barclays U.S. Treasury Bills: 1-3 Month Index $10,164
3-13 2008
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Pathfinder Portfolios

(UNAUDITED)


Pathfinder Moderate(1) $14,676
S&P 500 Index $18,023
Barclays U.S. Aggregate Bond Index $13,689
Barclays U.S. Treasury Bills: 1-3 Month Index $10,171
$30,000
$20,000
$10,000
$0
3-4 2008
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014


Pathfinder Moderately Aggressive(1) $15,440
S&P 500 Index $18,023
Barclays U.S. Aggregate Bond Index $13,689
Barclays U.S. Treasury Bills: 1-3 Month Index $10,171
$30,000
$20,000
$10,000
$0
3-4 2008
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Pathfinder Portfolios

(UNAUDITED)


Pathfinder Moderately Conservative(1) . . . $14,596
S&P 500 Index . . . $18,252
Barclays U.S. Aggregate Bond Index . . . $13,678
Barclays U.S. Treasury Bills: 1-3 Month Index . . . $10,166
$30,000
$20,000
$10,000
$0
3-12 2008
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative
1-year period ended 12-31-14	4.86%	3.39%	4.24%	4.61%	3.88%
5-year period ended 12-31-14	10.61%	6.93%	8.89%	9.76%	8.02%
10-year period ended 12-31-14	—	—	—	—	—
Since inception of Portfolio(3) through 12-31-14	6.69%	5.14%	5.78%	6.57%	5.71%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)3-4-08 Pathfinder Aggressive, 3-4-08 Pathfinder Moderate, 3-4-08 Pathfinder Moderately Aggressive, 3-12-08 Pathfinder Moderately Conservative and 3-13-08 Pathfinder Conservative (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Pathfinder Portfolios

(UNAUDITED)


$20,000
$10,000
$0
Pathfinder Moderate - Managed Volatility(1) $11,153
S&P 500 Index $12,426
Barclays U.S. Aggregate Bond Index $10,685
Barclays U.S. Treasury Bills: 1-3 Month Index $10,004
8-1 2013
12-31 2013
12-31 2014


$20,000
$10,000
$0
Pathfinder Moderately Aggressive - Managed Volatility(1) $11,250
S&P 500 Index $12,426
Barclays U.S. Aggregate Bond Index $10,685
Barclays U.S. Treasury Bills: 1-3 Month Index $10,004
8-1 2013
12-31 2013
12-31 2014

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Pathfinder Portfolios

(UNAUDITED)


Pathfinder Moderately Conservative - Managed Volatility(1) $10,954
S&P 500 Index $12,426
Barclays U.S. Aggregate Bond Index $10,685
Barclays U.S. Treasury Bills: 1-3 Month Index $10,004
$20,000
$10,000
$0
8-1 2013
12-31 2013
12-31 2014

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Pathfinder Moderate – Managed Volatility	Pathfinder Moderately Aggressive – Managed Volatility	Pathfinder Moderately Conservative – Managed Volatility
1-year period ended 12-31-14	3.75%	3.91%	3.06%
5-year period ended 12-31-14	—	—	—
10-year period ended 12-31-14	—	—	—
Since inception of Portfolio(3) through 12-31-14	8.01%	8.67%	6.65%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)8-1-13 Pathfinder Moderate – Managed Volatility, 8-1-13 Pathfinder Moderately Aggressive – Managed Volatility and 8-1-13 Pathfinder Moderately Conservative – Managed Volatility (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Pathfinder Portfolios *(in thousands)* DECEMBER 31, 2014

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Growth	1,398	$16,894
Ivy Funds VIP International Core Equity	460	8,285
Ivy Funds VIP Global Growth	1,429	12,636
Ivy Funds VIP Limited-Term Bond	2,478	12,147
Ivy Funds VIP Mid Cap Growth	799	8,665
Ivy Funds VIP Small Cap Growth	694	8,438
Ivy Funds VIP Small Cap Value	483	8,691
Ivy Funds VIP Value	1,133	8,368
TOTAL AFFILIATED MUTUAL FUNDS – 99.2%		**$84,124**
(Cost: $79,928)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.7%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (A)	$ 610	610
TOTAL SHORT-TERM SECURITIES – 0.7%		**$ 610**
(Cost: $610)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$84,734**
(Cost: $80,538)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**102**
NET ASSETS – 100.0%		**$84,836**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$84,124	$ —	$—
Short-Term Securities	—	610	—
Total	$84,124	$610	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	1,801	$ 16,295
Ivy Funds VIP Growth	1,339	16,183
Ivy Funds VIP International Core Equity	339	6,104
Ivy Funds VIP Limited-Term Bond	4,871	23,872
Ivy Funds VIP Mid Cap Growth	353	3,831
Ivy Funds VIP Money Market	41,837	41,837
Ivy Funds VIP Small Cap Growth	511	6,216
Ivy Funds VIP Small Cap Value	142	2,561
Ivy Funds VIP Value	668	4,932
TOTAL AFFILIATED MUTUAL FUNDS – 99.6%		**$121,831**
(Cost: $116,694)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (A)	$ 575	575
TOTAL SHORT-TERM SECURITIES – 0.5%		**$ 575**
(Cost: $575)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$122,406**
(Cost: $117,269)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		**(128)**
NET ASSETS – 100.0%		**$122,278**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$121,831	$ —	$—
Short-Term Securities	—	575	—
Total	$121,831	$575	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	15,656	$141,632
Ivy Funds VIP Growth	10,865	131,277
Ivy Funds VIP International Core Equity	2,555	45,987
Ivy Funds VIP Global Growth	10,571	93,504
Ivy Funds VIP Limited-Term Bond	27,528	134,916
Ivy Funds VIP Mid Cap Growth	3,547	38,467
Ivy Funds VIP Money Market	180,149	180,149
Ivy Funds VIP Small Cap Growth	5,395	65,563
Ivy Funds VIP Small Cap Value	2,683	48,235
Ivy Funds VIP Value	6,289	46,458
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		**$926,188**
(Cost: $858,842)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (A)	$ 831	831
TOTAL SHORT-TERM SECURITIES – 0.1%		**$ 831**
(Cost: $831)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$927,019**
(Cost: $859,673)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**1,476**
NET ASSETS – 100.0%		**$928,495**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$926,188	$ —	$—
Short-Term Securities	—	831	—
Total	$926,188	$831	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.

Pathfinder Portfolios *(in thousands)* DECEMBER 31, 2014

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	18,472	$ 167,099
Ivy Funds VIP Growth	12,818	154,879
Ivy Funds VIP International Core Equity	6,029	108,506
Ivy Funds VIP Global Growth	12,472	110,315
Ivy Funds VIP Limited-Term Bond	32,471	159,145
Ivy Funds VIP Mid Cap Growth	5,231	56,733
Ivy Funds VIP Money Market	106,252	106,252
Ivy Funds VIP Small Cap Growth	7,274	88,401
Ivy Funds VIP Small Cap Value	5,064	91,056
Ivy Funds VIP Value	7,420	54,809
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$1,097,195**
(Cost: $1,005,256)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$1,097,195**
(Cost: $1,005,256)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**737**
NET ASSETS – 100.0%		**$1,097,932**

Notes to Schedule of Investments

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$1,097,195	$—	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	4,280	$ 38,714
Ivy Funds VIP Growth	3,426	41,400
Ivy Funds VIP International Core Equity	806	14,501
Ivy Funds VIP Global Growth	1,667	14,745
Ivy Funds VIP Limited-Term Bond	11,568	56,696
Ivy Funds VIP Mid Cap Growth	1,119	12,135
Ivy Funds VIP Money Market	70,976	70,976
Ivy Funds VIP Small Cap Growth	1,458	17,721
Ivy Funds VIP Small Cap Value	508	9,129
Ivy Funds VIP Value	1,983	14,649
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		**$290,666**
(Cost: $274,327)		
SHORT-TERM SECURITIES	**Principal**	
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (A)	$ 562	562
TOTAL SHORT-TERM SECURITIES – 0.2%		**$ 562**
(Cost: $562)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$291,228**
(Cost: $274,889)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**120**
NET ASSETS – 100.0%		**$291,348**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$290,666	$ —	$—
Short-Term Securities	—	562	—
Total	$290,666	$562	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

Pathfinder Moderate – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	3,314	$ 29,978
Ivy Funds VIP Growth	2,302	27,815
Ivy Funds VIP International Core Equity	542	9,752
Ivy Funds VIP Global Growth	2,237	19,789
Ivy Funds VIP Limited-Term Bond	5,880	28,819
Ivy Funds VIP Mid Cap Growth	749	8,121
Ivy Funds VIP Money Market	38,465	38,465
Ivy Funds VIP Small Cap Growth	1,144	13,899
Ivy Funds VIP Small Cap Value	567	10,199
Ivy Funds VIP Value	1,336	9,866
TOTAL AFFILIATED MUTUAL FUNDS – 96.8%		**$196,703**
(Cost: $197,082)		
SHORT-TERM SECURITIES	**Principal**	
Master Note – 3.2%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (A)	$ 6,492	6,492
TOTAL SHORT-TERM SECURITIES – 3.2%		**$ 6,492**
(Cost: $6,492)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$203,195**
(Cost: $203,574)		
LIABILITIES, NET OF CASH AND OTHER ASSETS(B) – 0.0%		**(83)**
NET ASSETS – 100.0%		**$203,112**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

(B)Cash of $152 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at December 31, 2014 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
S&P 500 Index	Short	3-19-15	6	$(3,078)	$(13)
E-mini S&P 500 Index	Short	3-20-15	3	(308)	—*
				$(3,386)	$(13)

See Accompanying Notes to Financial Statements.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$196,703	$—	$—
Short-Term Securities	—	6,492	—
Total	$196,703	$6,492	$—
Liabilities			
Futures Contracts	$ 13	$ —	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

Pathfinder Moderately Aggressive – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	698	$ 6,315
Ivy Funds VIP Growth	485	5,857
Ivy Funds VIP International Core Equity	228	4,106
Ivy Funds VIP Global Growth	471	4,169
Ivy Funds VIP Limited-Term Bond	1,234	6,050
Ivy Funds VIP Mid Cap Growth	197	2,140
Ivy Funds VIP Money Market	4,038	4,038
Ivy Funds VIP Small Cap Growth	275	3,345
Ivy Funds VIP Small Cap Value	191	3,438
Ivy Funds VIP Value	281	2,076

TOTAL AFFILIATED MUTUAL FUNDS – 96.9%	**$41,534**

(Cost: $42,074)

SHORT-TERM SECURITIES	Principal	
Master Note – 3.2%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (A)	$1,381	1,381

TOTAL SHORT-TERM SECURITIES – 3.2%	**$ 1,381**

(Cost: $1,381)

TOTAL INVESTMENT SECURITIES – 100.1%	**$42,915**

(Cost: $43,455)

LIABILITIES, NET OF CASH AND OTHER ASSETS(B) – (0.1)%	**(24)**

NET ASSETS – 100.0%	**$42,891**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

(B) Cash of $51 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at December 31, 2014 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
S&P 500 Index	Short	3-19-15	1	$ (513)	$(4)
E-mini S&P 500 Index	Short	3-20-15	6	(616)	(2)
				$(1,129)	$(6)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$41,534	$ —	$—
Short-Term Securities	—	1,381	—
Total	$41,534	$1,381	$—
Liabilities			
Futures Contracts	$ 6	$ —	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.

Pathfinder Portfolios *(in thousands)* DECEMBER 31, 2014

Pathfinder Moderately Conservative – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	443	$ 4,004
Ivy Funds VIP Growth	354	4,283
Ivy Funds VIP International Core Equity	83	1,502
Ivy Funds VIP Global Growth	173	1,526
Ivy Funds VIP Limited-Term Bond	1,201	5,886
Ivy Funds VIP Mid Cap Growth	116	1,254
Ivy Funds VIP Money Market	7,368	7,368
Ivy Funds VIP Small Cap Growth	151	1,834
Ivy Funds VIP Small Cap Value	52	943
Ivy Funds VIP Value	205	1,517
TOTAL AFFILIATED MUTUAL FUNDS – 96.8%		**$30,117**
(Cost: $30,170)		

SHORT-TERM SECURITIES	Principal	
Master Note – 3.0%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (A)	$ 935	935
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 935**
(Cost: $935)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$31,052**
(Cost: $31,105)		
CASH AND OTHER ASSETS, NET OF LIABILITIES(B) – 0.2%		**52**
NET ASSETS – 100.0%		**$31,104**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

(B)Cash of $60 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at December 31, 2014 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation (Depreciation)
S&P 500 Index	Short	3-19-15	1	$ (513)	$ 2
E-mini S&P 500 Index	Short	3-20-15	8	(821)	(3)
				$(1,334)	$(1)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$30,117	$ —	$—
Short-Term Securities	—	935	—
Total	$30,117	$935	$—
Futures Contracts	$ 2	$ —	$—
Liabilities			
Futures Contracts	$ 3	$ —	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.



Michael L. Avery



Cynthia P. Prince-Fox



Chace Brundige

Below, Michael L. Avery, Cynthia P. Prince-Fox and Chace Brundige, CFA, portfolio managers of Ivy Funds VIP Asset Strategy, discuss positioning, performance and results for the fiscal year ended December 31, 2014. Mr. Avery has managed the Portfolio for 18 years and has 36 years of industry experience. Ms. Prince-Fox and Mr. Brundige became portfolio managers on August 4, 2014. Ms. Prince-Fox has 31 years of industry experience and Mr. Brundige has 21 years of industry experience. Ryan C. Caldwell, who had served as co-portfolio manager of the Portfolio since 2007, left the company effective June 15, 2014.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014

Ivy Funds VIP Asset Strategy	–5.26%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	13.69%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	5.97%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.02%
Lipper Variable Annuity Alternative Other Funds (generally reflects the performance of the universe of funds with similar investment objectives)	2.01%

Please note that the Portfolio returns include applicable investment fees and expense, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios. Multiple indexes are shown because the Portfolio invests in multiple asset classes.

Market gains after volatile year

U.S. equities closed a somewhat volatile year with gains after repeatedly reaching record highs in broad market indexes during the period. Global equities in general also finished the year slightly higher. Crude oil prices plunged worldwide late in the year to levels not seen since 2009 on forecasts of reduced global demand along with OPEC's unwillingness to cut production. The decline pressured stocks globally and raised concerns that a sustained price tumble could stall economic growth in some regions in the coming year. Interest rates remained at historically low levels during the year.

The U.S. Federal Reserve said late in the year that it is likely to hold rates near zero at least through the first quarter of 2015, noting it would be "patient" in its approach to raising rates. The European Central Bank indicated it would consider additional monetary stimulus to support the eurozone, but took no action by year end. Central banks in Japan and China also took easing actions to stimulate their economies. U.S. economic indicators continued to show steady growth and remained the leader among developed countries. Economic growth forecasts for Europe were revised lower late in the year and raised concerns especially about countries on the periphery.

Reviewing Portfolio returns

The Portfolio reported a negative return for the fiscal year, trailing the positive return of its all-equities benchmark, the S&P 500 Index. We began the year with a cautious outlook given the unknown risks of an extended period of monetary policy which resulted in the reflation of asset prices. Our investment process led us to use the Portfolio's flexibility to begin increasing the cash allocation in 2013 and that continued in 2014, based on this outlook. We also maintained an elevated allocation to equities and viewed equity valuations as more attractive than other asset classes. We focused on increasing the Portfolio's stock-specific risk based on valuation spreads and factors we believed would be rewarded by the markets. This belief led to a significant overweight in the consumer discretionary sector in the year, relative to the benchmark index.

Exposure to the China-focused gaming and media subsectors along with negative security selection meaningfully detracted from performance in the year. In China, a severe anti-corruption campaign and decreased access to liquidity led to significant declines in gaming revenues and negatively affected gaming stocks, including Galaxy Entertainment Group and Sands China. Sands China is no longer a holding in the Portfolio. We reduced the weighting to the region throughout the year.

We continue to believe there are investment opportunities benefitting from an increased number of emerging market consumers with rising incomes and an affinity for global consumer brands, but think the prospects are not as numerous as has been the case historically.

Other detractors from performance compared to the benchmark index were higher cash in a rising equity market; exposure to the financials sector, particularly Japanese banks; allocation to some areas in media; and the Portfolio's investment in gold. We believe holding a higher cash allocation in more volatile markets provides opportunities to benefit from mispricing in market corrections.

Gold has been a long-term holding in the Portfolio and we continue to view it as a hedge against aggressive monetary policy and desirable in environments of negative real interest rates or rising inflation. Neither of those scenarios has yet developed.

Energy and telecommunications sectors both contributed to performance for the year relative to the benchmark index, although both sectors were underweight during the year.

The derivatives usage throughout the year was relatively low and generally used to opportunistically increase exposure to equities. The contribution to performance from derivatives was virtually flat.

Potential for improving growth

We believe U.S. growth in real terms could accelerate in the year ahead. The breadth of the U.S. economic recovery is demonstrated, in part, by the slow, steady improvement in employment. We think steady job growth will be followed by upward pressure on wages as the labor market tightens. In our view, higher wages would be especially beneficial for individuals in the lower-income segments of the economy who largely have not benefitted from previous stimulus measures. We think lower energy prices have provided an additional boon to consumers in the U.S. and globally, especially in India and China. Consumer sentiment and business confidence are stabilizing and even have shown improvement in some surveys. We think all of these factors should be incrementally positive in the U.S. for both consumer spending and business investment

Late in the fiscal year, global central banks outside of the U.S. implemented or indicated their intent to provide more accommodative monetary policies to stimulate their economies. We believe this looser-money bias will continue in 2015 and work to weaken their respective currencies.

We remain concerned about the large allocation to fixed income by investors in general, in an environment that is approaching seven years with interest rates near zero. Uncertainty about what may follow and the implications of investors pursuing yield via complicated and more risky credit securities raise concerns for us about the time when interest rates eventually rise.

We believe the U.S. economy is the most attractive globally. In our view, the prospect for rising domestic consumption combined with reasonable valuations and a lack of favorable alternatives make U.S.-exposed stocks our preferred asset class in 2015. We continue to actively look for global companies that can capitalize on these expectations.

The Portfolio's equity holdings represent companies we believe have relatively unlevered balance sheets, are growing fast enough to generate free cash flow and increase dividends or share buybacks, and have a business model that can generate acceptable revenue growth.

These companies fit our theme focused on the rising prosperity of a growing global middle class with greater discretionary income, and we thus remain optimistic about consumer-related sectors and industries. We continue to focus on brands that may be relevant in the U.S. and in other parts of the world.

We increasingly are seeking opportunities in technology focused on helping companies maintain or improve efficiency or increase productivity, and on helping individuals communicate, transact or share information more effectively. In general, we also believe there is significant growth potential in e-commerce in China and India.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

The Portfolio may allocate from 0-100% of its assets between stocks, bonds and short-term instruments of issuers around the globe and investments with exposure to various foreign securities. Subject to diversification limits, the Portfolio also may invest up to 25% of its total assets in precious metals.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Portfolio may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Portfolio may pay more to store and accurately value its commodity holdings than it does with other holdings. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Asset Strategy.

Asset Allocation

Stocks	**75.2%**
Information Technology	21.5%
Consumer Discretionary	15.0%
Financials	10.3%
Health Care	7.5%
Energy	6.6%
Industrials	6.6%
Consumer Staples	5.9%
Materials	1.8%
Bullion (Gold)	**7.5%**
Purchased Options	**0.0%**
Bonds	**3.5%**
Corporate Debt Securities	3.5%
United States Government and Government Agency Obligations	0.0%
Cash and Cash Equivalents	**13.8%**

Country Weightings

North America	**57.2%**
United States	57.2%
Pacific Basin	**11.5%**
Macau	3.9%
Other Pacific Basin	7.6%
Europe	**10.0%**
United Kingdom	8.1%
Other Europe	1.9%
Bullion (Gold)	**7.5%**
Cash and Cash Equivalents and Options	**13.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Galaxy Entertainment Group	Macau	Consumer Discretionary	Casinos & Gaming
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
Microsoft Corp.	United States	Information Technology	Systems Software
Delta Topco Ltd.	United Kingdom	Consumer Discretionary	Movies & Entertainment
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
Applied Materials, Inc.	United States	Information Technology	Semiconductor Equipment
ConocoPhillips	United States	Energy	Oil & Gas Exploration & Production
Wal-Mart Stores, Inc.	United States	Consumer Staples	Hypermarkets & Super Centers
Caterpillar, Inc.	United States	Industrials	Construction Machinery & Heavy Trucks

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

Asset Strategy

(UNAUDITED)


$40,000
$30,000
$20,000
$10,000
$0
Asset Strategy(1) $28,446
S&P 500 Index $20,947
Barclays U.S. Aggregate Bond Index $15,842
Barclays U.S. Treasury Bills: 1-3 Month Index $11,569
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	
1-year period ended 12-31-14	–5.26%
5-year period ended 12-31-14	7.34%
10-year period ended 12-31-14	11.02%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Asset Strategy *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.0%		
Limited Brands, Inc.	190	$ 16,479
Auto Parts & Equipment – 1.1%		
Continental AG (A)	85	18,013
Broadcasting – 1.1%		
CBS Corp., Class B	312	17,253
Casinos & Gaming – 3.9%		
Galaxy Entertainment Group (A)	11,087	61,607
Home Improvement Retail – 1.4%		
Home Depot, Inc. (The) . . .	218	22,873
Leisure Facilities – 0.0%		
Circuit of the Americas LLC, Class B (B)	—*	—
Leisure Products – 2.3%		
Media Group Holdings LLC, Series H (B)(C)(D)(E)	32	18,532
Media Group Holdings LLC, Series I (B)(C)(D)(E)	19	10,597
Media Group Holdings LLC, Series T (B)(C)(D)(E)	4	7,147
		36,276
Movies & Entertainment – 4.2%		
Delta Topco Ltd. (C)	56,728	40,775
Legend Pictures LLC (B)(C)(D)	10	15,561
Twenty-First Century Fox, Inc., Class A	268	10,288
		66,624
Total Consumer Discretionary – 15.0%		**239,125**
Consumer Staples		
Brewers – 2.9%		
InBev N.V. (A)	184	20,651
SABMiller plc (A)	505	26,332
		46,983
Hypermarkets & Super Centers – 1.7%		
Wal-Mart Stores, Inc.	317	27,232
Packaged Foods & Meats – 1.3%		
Mead Johnson Nutrition Co.	205	20,621
Total Consumer Staples – 5.9%		**94,836**
Energy		
Integrated Oil & Gas – 2.1%		
Chevron Corp.	119	13,338
Occidental Petroleum Corp.	257	20,717
		34,055

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 1.8%		
ConocoPhillips	408	$ 28,156
Oil & Gas Refining & Marketing – 1.4%		
Phillips 66	321	23,037
Oil & Gas Storage & Transportation – 1.3%		
Plains GP Holdings L.P., Class A	794	20,395
Total Energy – 6.6%		**105,643**
Financials		
Diversified Banks – 1.2%		
Wells Fargo & Co.	336	18,425
Life & Health Insurance – 5.8%		
AIA Group Ltd. (A)	9,117	50,283
MetLife, Inc. (F)	398	21,512
Prudential Financial, Inc. . . .	236	21,339
		93,134
Multi-Line Insurance – 1.4%		
American International Group, Inc.	387	21,681
Other Diversified Financial Services – 1.8%		
Citigroup, Inc.	546	29,566
Total Financials – 10.2%		**162,806**
Health Care		
Biotechnology – 3.7%		
Amgen, Inc.	147	23,368
Biogen Idec, Inc. (B)	56	19,111
Gilead Sciences, Inc. (B) . . .	176	16,599
		59,078
Managed Health Care – 0.8%		
Humana, Inc.	87	12,525
Pharmaceuticals – 3.0%		
Actavis plc (B)	85	21,854
Bristol-Myers Squibb Co. . . .	189	11,163
GlaxoSmithKline plc ADR . .	203	8,680
Roche Holdings AG, Genusscheine (A)	27	7,261
		48,958
Total Health Care – 7.5%		**120,561**
Industrials		
Aerospace & Defense – 2.9%		
Boeing Co. (The)	134	17,456
Lockheed Martin Corp.	38	7,222
Precision Castparts Corp. . . .	88	21,246
		45,924

COMMON STOCKS (Continued)	Shares	Value
Airlines – 0.6%		
Japan Airlines Corp. (A)	313	$ 9,271
Construction Machinery & Heavy Trucks – 1.6%		
Caterpillar, Inc.	291	26,635
Railroads – 1.5%		
Union Pacific Corp.	206	24,507
Total Industrials – 6.6%		**106,337**
Information Technology		
Application Software – 2.9%		
Adobe Systems, Inc. (B)(F)	305	22,137
Intuit, Inc. (G)	257	23,711
		45,848
Data Processing & Outsourced Services – 2.2%		
Alliance Data Systems Corp. (B)	62	17,735
Visa, Inc., Class A	65	16,965
		34,700
Internet Software & Services – 3.1%		
Alibaba Group Holding Ltd. ADR (B)	74	7,640
Baidu.com, Inc. ADR (B) . . .	92	21,008
Tencent Holdings Ltd. (A) . .	1,482	21,436
		50,084
IT Consulting & Other Services – 1.6%		
Cognizant Technology Solutions Corp., Class A (B)(G)	479	25,239
Semiconductor Equipment – 2.2%		
Applied Materials, Inc.	1,168	29,111
ASML Holding N.V., NY Registry Shares	59	6,330
		35,441
Semiconductors – 4.0%		
Intel Corp.	562	20,380
Micron Technology, Inc.(B)	314	10,976
Taiwan Semiconductor Manufacturing Co. Ltd.(A)	2,923	12,877
Texas Instruments, Inc.	376	20,114
		64,347
Systems Software – 2.7%		
Microsoft Corp.	913	42,423
Technology Hardware, Storage & Peripherals – 2.8%		
Apple, Inc. (G)	408	45,046
Total Information Technology –21.5%		**343,128**

COMMON STOCKS (Continued)

	Shares	Value
Materials		
Diversified Chemicals – 1.0%		
Dow Chemical Co. (The)(F)	327	$ 14,928
Specialty Chemicals – 0.8%		
LyondellBasell Industries N.V., Class A	166	13,155
Total Materials – 1.8%		**28,083**
TOTAL COMMON STOCKS – 75.1%		**$1,200,519**
(Cost: $1,137,942)		

PREFERRED STOCKS

	Shares	Value
Financials		
Reinsurance – 0.1%		
WMI Holdings Corp., Class B, 3.000%(B)	2	2,021
Total Financials – 0.1%		**2,021**
TOTAL PREFERRED STOCKS – 0.1%		**$ 2,021**
(Cost: $2,000)		

PURCHASED OPTIONS

	Number of Contracts (Unrounded)	Value
Apple, Inc.:		
Call $130.00, Expires 1-16-15, OTC (Ctrpty: Deutsche Bank AG)	122	1
Call $135.00, Expires 2-20-15, OTC (Ctrpty: Deutsche Bank AG)	122	3
Dow Chemical Co. (The), Call $55.00, Expires 1-16-15, OTC (Ctrpty: Societe Generale Bank)	674	—*
Exxon Mobil Corp., Call $95.00, Expires 4-17-15, OTC (Ctrpty: Deutsche Bank AG)	441	109

PURCHASED OPTIONS (Continued)

	Number of Contracts (Unrounded)	Value
S&P 500 Index:		
Call $2,175.00, Expires 1-16-15, OTC (Ctrpty: Bank of America N.A.) . .	770	$ 27
Call $2,200.00, Expires 3-19-15, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	775	407
Schlumberger Ltd.:		
Call $87.50, Expires 2-20-15, OTC (Ctrpty: Societe Generale Bank)	220	64
Call $90.00, Expires 5-15-15, OTC (Ctrpty: Societe Generale Bank)	275	107
TOTAL PURCHASED OPTIONS – 0.0%		**$ 718**
(Cost: $1,176)		

CORPORATE DEBT SECURITIES

	Principal	Value
Consumer Discretionary		
Automobile Manufacturers – 0.4%		
Aston Martin Holdings Ltd., 10.250%, 7-15-18(I)(H)	$ 6,511	5,896
Leisure Facilities – 0.1%		
Circuit of the Americas LLC, Series C, 0.000%, 12-31-20(J)	3,845	2,364
Movies & Entertainment – 3.0%		
Delta Topco Ltd., 10.000%, 11-24-60(C)(H) . . .	47,573	47,573
Total Consumer Discretionary – 3.5%		**55,833**
TOTAL CORPORATE DEBT SECURITIES – 3.5%		**$55,833**
(Cost: $60,121)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.500%, 9-15-17(K) . .	25	—*
5.500%, 3-15-23(K) . .	76	7

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 10-15-25(K) . . $	290	$ 39
6.000%, 11-15-35(K) . .	172	33
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6-25-23(K) . .	124	17
5.500%, 8-25-33(K) . .	188	33
5.500%, 4-25-34(K) . .	316	59
5.500%, 11-25-36(K) . .	409	70
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3-20-32(K) . .	66	2
5.000%, 7-20-33(K) . .	15	—*
5.500%,11-20-33(K) . .	115	3
5.500%, 7-20-35(K) . .	148	26
		289
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 289**
(Cost: $882)		

	Troy Ounces	Value
BULLION – 7.5%		
Gold	102	120,386
(Cost: $134,921)		

SHORT-TERM SECURITIES

	Principal	Value
Certificate Of Deposit – 0.4%		
Citibank N.A., 0.180%, 3-9-15 . . . . . . $	6,500	6,500
Commercial Paper(L) – 11.2%		
Baxter International, Inc., 0.270%, 2-3-15	4,000	3,999
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton Ltd.), 0.110%, 1-8-15	5,000	5,000
BorgWarner, Inc., 0.330%, 1-9-15	5,000	4,999
Campbell Soup Co., 0.410%, 1-20-15	5,725	5,724
Corporacion Andina de Fomento, 0.140%, 1-26-15	10,000	9,999
CVS Caremark Corp., 0.450%, 1-13-15	10,000	9,998
Diageo Capital plc (GTD by Diageo plc), 0.440%, 1-7-15	12,000	11,999
Federal Home Loan Bank:		
0.055%, 1-9-15	10,000	10,000
0.020%, 1-26-15	1,000	1,000

Asset Strategy *(in thousands)* DECEMBER 31, 2014

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper(L) (Continued)		
General Mills, Inc.,		
0.350%, 1-27-15	$ 5,000	$ 4,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.230%, 1-8-15	10,000	9,999
0.220%, 1-15-15	5,000	4,999
0.230%, 1-27-15	5,000	4,999
Intel Corp.,		
0.140%, 1-14-15	5,000	5,000
J.M. Smucker Co. (The),		
0.330%, 1-14-15	10,000	9,999
McCormick & Co., Inc.,		
0.160%, 1-2-15	5,696	5,696
Microsoft Corp.,		
0.100%, 1-14-15	20,000	19,999
Siemens Capital Co. LLC (GTD by Siemens AG),		
0.150%, 1-12-15	10,000	9,999
St. Jude Medical, Inc.:		
0.200%, 1-9-15	7,000	7,000
0.220%, 1-13-15	3,250	3,250
0.220%, 1-15-15	6,000	5,999
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank),		
0.120%, 1-15-15	5,000	5,000
Virginia Electric and Power Co.,		
0.315%, 1-8-15	5,000	5,000
Wal-Mart Stores, Inc.,		
0.090%, 1-13-15	$ 3,000	$ 3,000
Wisconsin Electric Power Co.,		
0.200%, 1-9-15	3,868	3,868
Wisconsin Gas LLC:		
0.160%, 1-6-15	5,000	5,000
0.170%, 1-8-15	3,000	3,000
		179,524
Master Note – 0.3%		
Toyota Motor Credit Corp.,		
0.126%, 1-7-15 (M)	4,814	4,814
Municipal Obligations – 1.1%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.),		
0.010%, 1-1-15 (M)	12,200	12,200
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.),		
0.010%, 1-1-15 (M)	5,000	5,000
		17,200
United States Government Agency Obligations – 0.4%		
Overseas Private Investment Corp. (GTD by U.S. Government),		
0.110%, 1-29-15 (M)	$6,200	$ 6,192
TOTAL SHORT-TERM SECURITIES – 13.4%		**$ 214,230**
(Cost: $214,238)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$1,593,996**
(Cost: $1,551,280)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**5,607**
NET ASSETS – 100.0%		**$1,599,603**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Restricted securities. At December 31, 2014, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Ltd.	1-23-12 to 5-1-12	56,728	$ 29,297	$ 40,775
Legend Pictures LLC	12-18-12	10	18,160	15,561
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	32	22,374	18,532
Media Group Holdings LLC, Series I	4-23-13 to 11-8-13	19	10,478	10,597
Media Group Holdings LLC, Series T	7-2-13 to 10-31-13	4	8,012	7,147
		Principal		
Delta Topco Ltd., 10.000%, 11-24-60	1-23-12 to 6-18-12	$ 47,573	48,063	47,573
			$136,384	$140,185

The total value of these securities represented 8.8% of net assets at December 31, 2014.

(D)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Portfolio and consolidated as described in Note 6 of the Notes to Financial Statements.

(E)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(F)All or a portion of securities with an aggregate value of $44 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(G)All or a portion of securities with an aggregate value of $30,654 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(H)Payment-in-kind bonds.

(I) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014 the total value of these securities amounted to $5,896 or 0.4% of net assets.

(J) Zero coupon bond.

(K) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(L) Rate shown is the yield to maturity at December 31, 2014.

(M) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2014:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Japanese Yen	1,117,903	U.S. Dollar	9,438	1-14-15	Morgan Stanley International	$105	$—

The following written options were outstanding at December 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Dow Chemical Co. (The)	Societe Generale Bank	Put	674	January 2015	$ 47.00	$ 37	$(124)
	Societe Generale Bank	Call	674	January 2015	60.00	9	—*
Exxon Mobil Corp.	Deutsche Bank AG	Put	441	April 2015	75.00	76	(31)
S&P 500 Index	Bank of America N.A.	Put	154	January 2015	1,825.00	473	(32)
	JPMorgan Chase Bank N.A.	Put	155	March 2015	1,800.00	642	(223)
Schlumberger Ltd.	Societe Generale Bank	Put	220	February 2015	70.00	42	(12)
	Societe Generale Bank	Call	220	February 2015	100.00	11	(7)
	Societe Generale Bank	Put	220	May 2015	70.00	77	(33)
	Societe Generale Bank	Call	275	May 2015	105.00	25	(20)
						$1,392	$(482)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 66,893	$ 79,620	$ 92,612
Consumer Staples	47,853	46,983	—
Energy	105,643	—	—
Financials	112,523	50,283	—
Health Care	113,300	7,261	—
Industrials	97,066	9,271	—
Information Technology	308,815	34,313	—
Materials	28,083	—	—
Total Common Stocks	$ 880,176	$227,731	$ 92,612
Preferred Stocks	—	2,021	—
Purchased Options	—	718	—
Corporate Debt Securities	—	8,260	47,573
United States Government Agency Obligations	—	289	—
Bullion	120,386	—	—
Short-Term Securities	—	214,230	—
Total	$1,000,562	$453,249	$140,185
Forward Foreign Currency Contracts	$ —	$ 105	$ —
Liabilities			
Written Options	$ —	$ 482	$ —

During the period ended December 31, 2014, securities totaling $168,527 were transferred from Level 1 to Level 2. These transfers were the result of fair value prodedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Loans
Beginning Balance 1-1-14	$129,492	$50,731	$ 11,479
Net realized gain (loss)	—	—	123
Net change in unrealized appreciation (depreciation)	(27,821)	—	(562)
Purchases	41	4,690	—
Sales	(9,100)	(4,020)	(11,050)
Amortization/Accretion of premium/discount	—	—	10
Transfers into Level 3 during the period	—	(3,828)	—
Transfers out of Level 3 during the period	—	—	—
Ending Balance 12-31-14	$ 92,612	$47,573	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 12-31-14	$ (27,821)	$ —	$ —

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period.

Information about Level 3 fair value measurements:

	Fair Value at 12-31-14	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$85,465	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.3 to 15%
			Illiquidity discount	2.5 to 10%
	7,147	Transaction	Price	$1,982
			Illiquidity discount	10%
Corporate Debt Securities	47,573	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.3%
			Illiquidity discount	10%

Significant increase in long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital or illiquidity discount inputs could result in a lower fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	57.2%
United Kingdom	8.1%
Macau	3.9%
Hong Kong	3.1%
China	3.1%
Germany	1.1%
Other Countries	2.2%
Other+	21.3%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Matthew A. Hekman

Matthew A. Hekman, who has 16 years of industry experience, became portfolio manager of Ivy Funds VIP Balanced in August 2014. Prior to August 2014, the Portfolio was managed by Cynthia P. Prince-Fox. Below, Mr. Hekman discusses positioning, performance and results for the fiscal year ended December 31, 2014.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Balanced	7.57%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	13.69%
Lipper Variable Annuity Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.05%
Barclays U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	6.01%

Please note that Portfolio returns include applicable fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios. Multiple indexes are shown because the Portfolio invests in multiple asset classes.

Key drivers

2014 was a year that saw an increasing amount of volatility as investors grappled with a sluggish global growth environment; the end of the Federal Reserve's (Fed) program of quantitative easing (commonly referred to as QE); ongoing geopolitical unrest in Eurasia and the Middle East; and a dramatic decline in the price of oil. As a result, longer-term interest rates, while volatile, declined over the course of the year and traditionally defensive sectors of the equity market outperformed.

Contributors and detractors

The Portfolio outperformed its peers in the Lipper Variable Annuity Mixed-Asset Target Allocation Growth universe, posting a total return of 7.57%. Relative performance was driven by the allocation decision to target equity exposure at 75%, the maximum amount allowed by prospectus. The Portfolio's equity benchmark, the S&P 500, was up 13.69% for the year. The Portfolio's fixed-income benchmark, the Barclays U.S. Government / Credit Index was up 6.01% for the year.

The equity portfolio advanced approximately 11% in 2014, which lagged the benchmark return due in large part to sector selection. In particular, the Portfolio was overweight energy through the year, which was the only sector in the S&P 500 to post a negative return. In addition, the Portfolio was underweight health care and utilities stocks, which were the two best performing sectors in the index. A final driver of relative underperformance during the year was poor stock selection in the financials sector.

The fixed-income portfolio advanced approximately 4% in 2014, which lagged the benchmark return due to the Portfolio's shorter duration. The Portfolio has long been short duration relative to its benchmark given the absolute low level of interest rates. The Portfolio is substantially overweight credit given the good health of corporate balance sheets and abundant liquidity available within the financial system, which helped to mitigate the underperformance from duration but was unable to make up the entire shortfall.

Top contributors to performance came from the consumer discretionary and industrials sectors, which were areas of emphasis in 2014. Specifically, Limited Inc., Southwest Airlines, Union Pacific and Home Depot were notable contributors. In addition, Applied Materials and Apple Inc. posted strong performance during the year. In each case, we feel that the outlook for each of these companies continues to be promising. At Limited, the Victoria's Secret and PINK brands continue to resonate with consumers and a global growth opportunity appears to be emerging as international consumers look for affordable luxury. At Southwest Airlines, domestic demand for travel has steadily improved with falling fuel prices a growing tailwind for margins. At Union Pacific, strong domestic rail volumes coupled with growing pricing power and a unique geographic position have conspired to drive earnings higher. And at Home Depot, ongoing improvement in the home repair and remodeling market in the U.S., coupled with an emphasis on cost management, has produced strong results that we believe will prove sustainable.

Detractors to performance were Noble Energy, Amazon.com, Las Vegas Sands and GlaxoSmithKline. Noble Energy shares fell as global oil prices declined in the third and fourth quarters due to oversupply. Amazon.com exhibited relatively strong growth in user metrics but is investing heavily for future growth, which is eroding current profitability. Las Vegas Sands was negatively impacted by a dramatic decline in Macau casino visitation and spending as Asian economies cooled and the Chinese government cracked down on corruption. GlaxoSmithKline declined as disappointing performance of the companies drugs combined with a relatively uninspiring pipeline caused concerns to build over future revenue and cash-flow growth.

Outlook

As we look ahead to 2015, it seems volatility is likely to remain at an elevated level in the near term. The Portfolio was adjusted slightly during the fourth quarter of 2014 in reaction to the growing risks to economic growth and potential economic disruption resulting from the dramatic decline in oil prices. The targeted equity allocation was reduced from 75% to 70% with the balance allocated to fixed income and cash.

We believe global growth will improve modestly in 2015 as clarity around fiscal spending and monetary policy improve; strengthened balance sheets and higher consumer and corporate confidence readings begin to translate into higher consumer and corporate spending; and the lagged effect of historical stimulus continues to provide a persistent tailwind to growth. We continue to be encouraged by modest inflation rates and subdued inflation expectations, which provide an environment conducive for central banks to provide support to their local economies, if needed.

In addition, we see encouraging signs from the U.S. housing market as well as growing evidence of an acceleration in consumer spending as significant positives for the domestic economy. As the U.S. economy gradually improves, the Fed will begin to raise interest rates, though the timing of that inflection point is elusive. While we continue to monitor macroeconomic forces and trends, we maintain an emphasis on finding high-quality, growing companies whose securities are trading at a reasonable valuation with visible catalysts to drive relative outperformance over the next 12 months. This approach has served investors well over time, and our confidence in it has not waned.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Funds VIP Balanced.

Balanced

Asset Allocation

Stocks	**69.6%**
Consumer Discretionary	15.4%
Information Technology	12.7%
Industrials	12.1%
Financials	10.7%
Health Care	5.5%
Energy	4.9%
Consumer Staples	4.5%
Materials	3.8%
Bonds	**26.5%**
Corporate Debt Securities	23.1%
United States Government and Government Agency Obligations	3.4%
Cash and Cash Equivalents	**3.9%**

Top 10 Equity Holdings

Company	Sector	Industry
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
Union Pacific Corp.	Industrials	Railroads
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Southwest Airlines Co.	Industrials	Airlines
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Boeing Co. (The)	Industrials	Aerospace & Defense
PPG Industries, Inc.	Materials	Diversified Chemicals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Balanced



Balanced[1]	$21,362
S&P 500 Index	$20,947
Barclays U.S. Government/Credit Index	$15,828

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	7.57%
5-year period ended 12-31-14	12.46%
10-year period ended 12-31-14	7.89%

(2) *Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Balanced (in thousands)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.5%		
Limited Brands, Inc.	119	$10,299
Broadcasting – 1.0%		
CBS Corp., Class B	76	4,219
Cable & Satellite – 2.3%		
Comcast Corp., Class A	100	5,795
Time Warner Cable, Inc.	25	3,817
		9,612
Casinos & Gaming – 0.8%		
Las Vegas Sands, Inc.	55	3,170
Department Stores – 0.1%		
Kohl's Corp.	4	232
Home Improvement Retail – 1.7%		
Home Depot, Inc. (The)	68	7,159
Hotels, Resorts & Cruise Lines – 2.0%		
Carnival Corp.	85	3,867
Hyatt Hotels Corp., Class A (A)	77	4,654
		8,521
Internet Retail – 1.0%		
Amazon.com, Inc. (A)	13	4,128
Motorcycle Manufacturers – 1.3%		
Harley-Davidson, Inc.	82	5,378
Movies & Entertainment – 1.6%		
Twenty-First Century Fox, Inc.	175	6,467
Specialty Stores – 1.1%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	36	4,628
Total Consumer Discretionary – 15.4%		**63,813**
Consumer Staples		
Brewers – 1.3%		
Anheuser-Busch InBev S.A. ADR	49	5,459
Distillers & Vintners – 2.1%		
Brown-Forman Corp., Class B	40	3,491
Constellation Brands, Inc. (A)	53	5,223
		8,714
Packaged Foods & Meats – 1.1%		
Mead Johnson Nutrition Co.	47	4,765
Total Consumer Staples – 4.5%		**18,938**

COMMON STOCKS (Continued)	Shares	Value
Energy		
Oil & Gas Equipment & Services – 0.5%		
National Oilwell Varco, Inc.	28	$ 1,861
Oil & Gas Exploration & Production – 2.1%		
ConocoPhillips	78	5,414
Noble Energy, Inc.	73	3,482
		8,896
Oil & Gas Refining & Marketing – 0.7%		
Phillips 66	43	3,094
Oil & Gas Storage & Transportation – 1.6%		
Plains GP Holdings L.P., Class A	100	2,573
Regency Energy Partners L.P.	171	4,092
		6,665
Total Energy – 4.9%		**20,516**
Financials		
Asset Management & Custody Banks – 1.5%		
Northern Trust Corp.	92	6,187
Consumer Finance – 1.5%		
American Express Co.	66	6,103
Multi-Line Insurance – 1.4%		
American International Group, Inc.	104	5,820
Other Diversified Financial Services – 3.3%		
Citigroup, Inc.	117	6,331
JPMorgan Chase & Co.	117	7,347
		13,678
Regional Banks – 2.1%		
PNC Financial Services Group, Inc. (The)	95	8,685
Specialized REITs – 0.9%		
Crown Castle International Corp.	51	3,990
Total Financials – 10.7%		**44,463**
Health Care		
Biotechnology – 0.5%		
Biogen Idec, Inc. (A)	5	1,833
Managed Health Care – 1.0%		
UnitedHealth Group, Inc.	42	4,246
Pharmaceuticals – 4.0%		
GlaxoSmithKline plc ADR	112	4,800
Johnson & Johnson	59	6,201
Teva Pharmaceutical Industries Ltd. ADR	99	5,693
		16,694
Total Health Care – 5.5%		**$22,773**

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Aerospace & Defense – 4.0%		
Boeing Co. (The)	53	$ 6,915
Lockheed Martin Corp.	18	3,447
Precision Castparts Corp.	25	6,022
		16,384
Airlines – 1.8%		
Southwest Airlines Co.	176	7,448
Construction Machinery & Heavy Trucks –1.6%		
Cummins, Inc.	46	6,618
Electrical Components & Equipment – 1.3%		
Rockwell Automation, Inc.	50	5,549
Industrial Conglomerates – 1.2%		
3M Co.	30	4,995
Railroads – 2.2%		
Union Pacific Corp.	76	9,066
Total Industrials – 12.1%		**50,060**
Information Technology		
Application Software – 1.4%		
Autodesk, Inc. (A)	93	5,579
Data Processing & Outsourced Services –2.9%		
Alliance Data Systems Corp. (A)	22	6,379
FleetCor Technologies, Inc. (A)	38	5,666
		12,045
IT Consulting & Other Services – 1.5%		
Cognizant Technology Solutions Corp., Class A (A)	117	6,135
Semiconductor Equipment – 1.7%		
Applied Materials, Inc.	289	7,194
Semiconductors – 3.4%		
Broadcom Corp., Class A	99	4,281
Microchip Technology, Inc.	101	4,570
Texas Instruments, Inc.	96	5,154
		14,005
Technology Hardware, Storage & Peripherals – 1.8%		
Apple, Inc.	69	7,583
Total Information Technology – 12.7%		**52,541**

Balanced *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS (Continued)	Shares	Value
Materials		
Diversified Chemicals – 2.8%		
Dow Chemical Co. (The)	107	$ 4,885
PPG Industries, Inc.	29	6,634
		11,519
Industrial Gases – 1.0%		
Praxair, Inc.	32	4,172
Total Materials – 3.8%		**15,691**
TOTAL COMMON STOCKS – 69.6%		**$288,795**
(Cost: $205,831)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Apparel Retail – 0.6%		
Limited Brands, Inc.:		
6.900%, 7-15-17	$ 250	275
6.625%, 4-1-21	1,460	1,642
5.625%, 2-15-22	414	445
		2,362
Auto Parts & Equipment – 0.1%		
Delphi Corp., 5.000%, 2-15-23	411	439
Automobile Manufacturers – 0.4%		
Toyota Motor Credit Corp., 2.000%, 10-24-18	400	404
Volkswagen Group of America, Inc., 2.125%, 5-23-19(B)	1,250	1,243
		1,647
Broadcasting – 0.0%		
Discovery Communications LLC, 3.300%, 5-15-22	200	198
Cable & Satellite – 0.4%		
Pearson Funding Five plc, 3.250%, 5-8-23(B)	300	288
Viacom, Inc.:		
2.500%, 9-1-18	100	101
2.200%, 4-1-19	700	690
2.750%, 12-15-19	500	501
		1,580
Distributors – 0.1%		
LKQ Corp., 4.750%, 5-15-23	282	271
General Merchandise Stores – 0.1%		
Dollar General Corp.:		
4.125%, 7-15-17	100	103
1.875%, 4-15-18	250	242
		345

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	$ 500	$ 490
Hotels, Resorts & Cruise Lines – 0.1%		
Hyatt Hotels Corp., 3.375%, 7-15-23	250	245
Internet Retail – 0.1%		
Amazon.com, Inc., 2.600%, 12-5-19	450	455
Movies & Entertainment – 0.2%		
News American, Inc., 3.000%, 9-15-22	1,000	993
Total Consumer Discretionary – 2.2%		**9,025**
Consumer Staples		
Brewers – 0.2%		
Heineken N.V., 1.400%, 10-1-17(B)	250	249
SABMiller Holdings, Inc., 2.200%, 8-1-18(B)	500	501
		750
Distillers & Vintners – 0.5%		
Beam, Inc., 1.750%, 6-15-18	250	247
Brown-Forman Corp., 1.000%, 1-15-18	1,000	981
Constellation Brands, Inc., 3.750%, 5-1-21	925	916
		2,144
Drug Retail – 0.1%		
Walgreens Boots Alliance, Inc., 2.700%, 11-18-19	300	301
Food Distributors – 0.2%		
Campbell Soup Co., 2.500%, 8-2-22	700	669
ConAgra Foods, Inc., 1.900%, 1-25-18	200	199
		868
Household Products – 0.1%		
Church & Dwight Co., Inc., 2.875%, 10-1-22	250	246
Personal Products – 0.1%		
Estee Lauder Co., Inc. (The), 2.350%, 8-15-22	600	577
Total Consumer Staples – 1.2%		**4,886**
Energy		
Oil & Gas Drilling – 0.1%		
Transocean, Inc., 2.500%, 10-15-17	500	442

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services – 0.0%		
National Oilwell Varco, Inc., 1.350%, 12-1-17	$ 250	$ 247
Oil & Gas Exploration & Production – 0.6%		
BP Capital Markets plc (GTD by BP plc), 2.241%, 9-26-18	400	401
ConocoPhillips, 1.050%, 12-15-17	400	395
Devon Energy Corp., 2.250%, 12-15-18	500	498
Stone Energy Corp., Convertible, 1.750%, 3-1-17	1,200	1,043
		2,337
Oil & Gas Storage & Transportation – 0.2%		
Buckeye Partners L.P., 2.650%, 11-15-18	400	394
Kinder Morgan Energy Partners L.P., 2.650%, 2-1-19	500	493
		887
Total Energy – 0.9%		**3,913**
Financials		
Asset Management & Custody Banks – 0.5%		
Ares Capital Corp.:		
4.875%, 11-30-18	1,200	1,262
3.875%, 1-15-20	750	748
		2,010
Consumer Finance – 1.1%		
American Express Credit Corp., 2.125%, 7-27-18	100	101
American Honda Finance Corp., 2.125%, 10-10-18	150	151
Capital One Bank USA N.A.:		
2.150%, 11-21-18	500	497
2.250%, 2-13-19	1,000	993
Capital One N.A., 2.400%, 9-5-19	650	647
Charles Schwab Corp. (The), 2.200%, 7-25-18	300	304
Hyundai Capital America, 2.875%, 8-9-18(B)	250	255
IntercontinentalExchange Group, Inc., 2.500%, 10-15-18	100	102
SLM Corp., 4.875%, 6-17-19	500	501
Total System Services, Inc., 2.375%, 6-1-18	1,100	1,091
		4,642
Diversified Banks – 4.4%		
ABN AMRO Bank N.V., 2.500%, 10-30-18(B)	800	808

Balanced *(in thousands)* DECEMBER 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Banco Hipotecario Nacional:		
7.916%, 7-25-09(B)(C)	$ 17	$ —
8.000%, 3-31-11(B)(C)	4	—
Bank of America Corp., 2.000%, 1-11-18	400	400
Bank of New York Mellon Corp. (The), 2.100%, 1-15-19	500	502
Bank of Nova Scotia (The):		
1.450%, 4-25-18	500	494
2.050%, 10-30-18	200	200
Barclays Bank plc, 2.500%, 2-20-19	1,000	1,013
BNP Paribas S.A.:		
2.450%, 3-17-19	900	912
5.186%, 6-29-49(B)	1,350	1,350
Commonwealth Bank of Australia, 2.250%, 3-13-19	1,350	1,356
DBS Group Holdings Ltd., 2.246%, 7-16-19(B)	1,000	998
ING Bank N.V., 2.500%, 10-1-19(B)	1,100	1,107
KeyBank N.A., 2.500%, 12-15-19	500	502
Lloyds Bank plc, 2.350%, 9-5-19	600	600
Mizuho Bank Ltd., 2.650%, 9-25-19(B)	1,300	1,306
National Australia Bank Ltd., 2.400%, 12-9-19(B)	1,250	1,249
Skandinaviska Enskilda Banken AB, 2.375%, 3-25-19(B)	1,000	1,006
Societe Generale S.A., 5.922%, 4-29-49(B)	1,000	1,037
Swedbank AB (publ), 1.750%, 3-12-18(B)	300	299
UBS Preferred Funding Trust V, 6.243%, 5-29-49	1,250	1,291
Wells Fargo & Co.:		
1.500%, 1-16-18	250	249
2.150%, 1-15-19	500	501
Westpac Banking Corp., 2.250%, 7-30-18	1,000	1,015
		18,195
Investment Banking & Brokerage – 0.6%		
BGC Partners, Inc., 5.375%, 12-9-19(B)	500	491
Goldman Sachs Group, Inc. (The):		
2.900%, 7-19-18	450	462
2.625%, 1-31-19	1,000	1,006
Morgan Stanley, 2.125%, 4-25-18	500	500
		2,459
Life & Health Insurance – 0.2%		
AIA Group Ltd., 2.250%, 3-11-19(B)	800	796
Mortgage REITs – 0.3%		
Mubadala GE Capital, 3.000%, 11-10-19(B)	$1,250	$ 1,237
Multi-Line Insurance – 0.1%		
American International Group, Inc., 2.300%, 7-16-19	300	300
Other Diversified Financial Services – 2.3%		
Citigroup, Inc.:		
3.875%, 2-19-19	1,000	998
2.550%, 4-8-19	3,250	3,271
Daimler Finance North America LLC, 2.375%, 8-1-18(B)	150	152
Fidelity National Financial, Inc., 6.600%, 5-15-17	800	880
Fifth Street Finance Corp., 4.875%, 3-1-19	1,300	1,327
JPMorgan Chase & Co., 7.900%, 4-29-49	500	538
Moody's Corp., 2.750%, 7-15-19	250	252
PennantPark Investment Corp., 4.500%, 10-1-19	1,650	1,653
Total Capital, 2.125%, 8-10-18	300	302
Total Capital Canada Ltd., 1.450%, 1-15-18	200	199
		9,572
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp., 2.000%, 8-15-18	250	253
Berkshire Hathaway, Inc., 1.550%, 2-9-18	250	250
		503
Regional Banks – 0.4%		
BB&T Corp., 1.450%, 1-12-18	300	297
PNC Bank N.A., 2.200%, 1-28-19	750	751
SunTrust Banks, Inc., 2.350%, 11-1-18	500	503
		1,551
Specialized REITs – 0.9%		
Aircastle Ltd., 5.125%, 3-15-21	1,626	1,626
CNL Lifestyles Properties, Inc., 7.250%, 4-15-19	1,626	1,663
Crown Castle International Corp., 5.250%, 1-15-23	623	635
		3,924
Total Financials – 10.9%		**45,189**
Health Care		
Biotechnology – 0.3%		
Amgen, Inc., 2.200%, 5-22-19	$1,300	$1,295
Health Care Equipment – 0.2%		
Mallinckrodt International Finance S.A., 3.500%, 4-15-18	250	242
Medtronic, Inc., 2.500%, 3-15-20(B)	500	501
		743
Health Care Supplies – 0.6%		
C.R. Bard, Inc., 1.375%, 1-15-18	500	494
Cardinal Health, Inc., 2.400%, 11-15-19	700	698
Express Scripts Holding Co., 2.250%, 6-15-19	1,500	1,484
		2,676
Managed Health Care – 0.4%		
Aetna, Inc., 2.200%, 3-15-19	800	794
WellPoint, Inc., 1.875%, 1-15-18	1,000	1,000
		1,794
Pharmaceuticals – 0.6%		
Forest Laboratories, Inc., 5.000%, 12-15-21(B)	1,258	1,362
Perrigo Co. Ltd., 2.300%, 11-8-18	945	944
		2,306
Total Health Care – 2.1%		**8,814**
Industrials		
Aerospace & Defense – 0.6%		
General Dynamics Corp., 1.000%, 11-15-17	500	495
Northrop Grumman Corp., 1.750%, 6-1-18	250	248
TransDigm Group, Inc., 7.500%, 7-15-21	1,626	1,732
		2,475
Environmental & Facilities Services – 0.1%		
Ecolab, Inc., 1.450%, 12-8-17	500	496
Industrial Machinery – 0.8%		
Dynacast International LLC and Dynacast Finance, Inc., 9.250%, 7-15-19	1,266	1,358
Eaton Corp., 1.500%, 11-2-17	1,940	1,929
		3,287

Balanced *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Railroads – 0.2%		
Kansas City Southern de Mexico S.A. de C.V., 2.350%, 5-15-20	$ 300	$ 288
Union Pacific Corp., 2.250%, 2-15-19	250	253
		541
Trucking – 0.1%		
Ryder System, Inc.:		
2.450%, 11-15-18	100	100
2.350%, 2-26-19	400	397
		497
Total Industrials – 1.8%		**7,296**
Information Technology		
Data Processing & Outsourced Services – 0.1%		
Fidelity National Information Services, Inc., 2.000%, 4-15-18	250	249
It Consulting & Other Services – 0.4%		
iGATE Corp., 4.750%, 4-15-19	1,626	1,626
Semiconductors – 0.7%		
Broadcom Corp., 2.700%, 11-1-18	250	256
Canadian Solar, Inc., Convertible, 4.250%, 2-15-19 (B)	1,000	882
Micron Technology, Inc., 5.500%, 2-1-25 (B)	1,626	1,642
		2,780
Systems Software – 0.3%		
CA, Inc., 2.875%, 8-15-18	150	152
Oracle Corp., 2.250%, 10-8-19	1,200	1,209
		1,361
Total Information Technology – 1.5%		**6,016**
Materials		
Diversified Metals & Mining – 0.3%		
Anglo American plc, 4.125%, 4-15-21(B)	500	502
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton plc and BHP Billiton Ltd.), 2.050%, 9-30-18	100	100
Freeport-McMoRan Copper & Gold, Inc., 2.375%, 3-15-18	150	148
Glencore Funding LLC, 3.125%, 4-29-19 (B)	500	501
Teck Resources, 3.000%, 3-1-19	100	98
		1,349
Fertilizers & Agricultural Chemicals – 0.2%		
Monsanto Co., 2.125%, 7-15-19	600	598

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Gases – 0.3%		
Airgas, Inc., 1.650%, 2-15-18	$ 500	$ 493
Praxair, Inc.:		
1.250%, 11-7-18	400	391
3.000%, 9-1-21	500	512
		1,396
Metal & Glass Containers – 0.1%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (B)	555	574
Specialty Chemicals – 0.1%		
Albemarle Corp. (GTD by Albemarle Holdings Corp. and Albemarle Holdings II Corp.), 3.000%, 12-1-19	150	150
RPM International, Inc., 3.450%, 11-15-22	250	246
		396
Total Materials – 1.0%		**4,313**
Telecommunication Services		
Integrated Telecommunication Services – 0.9%		
AT&T, Inc., 2.300%, 3-11-19	3,750	3,746
Verizon Communications, Inc., 2.625%, 2-21-20 (B)	107	106
		3,852
Wireless Telecommunication Service – 0.3%		
American Tower Corp., 4.700%, 3-15-22	995	1,043
Virgin Media Finance plc, 4.875%, 2-15-22	200	185
		1,228
Total Telecommunication Services – 1.2%		**5,080**
Utilities		
Electric Utilities – 0.2%		
Electricite de France S.A., 2.150%, 1-22-19 (B)	500	501
PPL Energy Supply LLC, 4.600%, 12-15-21	100	91
Southern Co. (The), 2.450%, 9-1-18	150	153
		745
Multi-Utilities – 0.1%		
Dominion Resources, Inc., 2.500%, 12-1-19	500	501
Total Utilities – 0.3%		**1,246**
TOTAL CORPORATE DEBT SECURITIES – 23.1%		**$95,778**
(Cost: $95,198)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.8%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9-1-17	$ 62	$ 64
5.000%, 1-1-18	27	28
5.500%, 4-1-18	2	3
5.000%, 5-1-18	21	22
4.500%, 7-1-18	360	379
7.000%, 9-1-25	57	63
6.500%, 10-1-28	132	152
6.500%, 2-1-29	69	80
7.500%, 4-1-31	76	88
7.000%, 7-1-31	88	102
7.000%, 9-1-31	153	179
6.500%, 2-1-32	320	377
7.000%, 2-1-32	201	235
7.000%, 3-1-32	81	96
7.000%, 7-1-32	127	148
6.000%, 9-1-32	598	687
6.000%, 2-1-33	71	81
5.500%, 5-1-33	154	174
5.500%, 6-1-33	94	106
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1997-A, Class 3-A, 8.293%, 12-15-26	48	58
		3,122
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.8%		**$ 3,122**
(Cost: $2,789)		
UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 2.6%		
U.S. Treasury Notes:		
0.625%, 2-15-17	9,200	9,174
0.625%, 5-31-17	1,500	1,491
		10,665
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 2.6%		**$10,665**
(Cost: $10,668)		
SHORT-TERM SECURITIES		
Commercial Paper(D) – 2.3%		
CVS Caremark Corp., 0.450%, 1-13-15	2,000	1,999
Federal Home Loan Bank, 0.020%, 1-26-15	1,000	1,000
McCormick & Co., Inc., 0.160%, 1-2-15	1,749	1,749

Balanced *(in thousands)* DECEMBER 31, 2014

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper(D) (Continued)		
Wal-Mart Stores, Inc., 0.090%, 1-13-15	$5,000	$ 5,000
		9,748
Master Note – 1.4%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (E)	5,716	5,716
TOTAL SHORT-TERM SECURITIES – 3.7%		**$ 15,464**
(Cost: $15,464)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$413,824**
(Cost: $329,950)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**864**
NET ASSETS – 100.0%		**$414,688**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014 the total value of these securities amounted to $20,943 or 5.0% of net assets.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Rate shown is the yield to maturity at December 31, 2014.

(E)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$288,795	$ —	$ —
Corporate Debt Securities	—	92,563	3,215
United States Government Agency Obligations	—	3,122	—
United States Government Obligations	—	10,665	—
Short-Term Securities	—	15,464	—
Total	$288,795	$ 121,814	$ 3,215

During the period ended December 31, 2014, securities totaling $683 were transferred from Level 2 to Level 3 due to decreased availability of observable market data due to decreased market activity or information for these securities. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Mark J. Otterstrom



Susan Regan

Below, Mark J. Otterstrom, CFA, and Susan K. Regan, portfolio managers of Ivy Funds VIP Bond, discuss positioning, performance and results for the fiscal year ended December 31, 2014. Mr. Otterstrom has managed the Portfolio since 2008 and has 28 years of industry experience. Ms. Regan was named portfolio manager in August 2014 and has 27 years industry experience.

Fiscal Year Performance

For the 12 months ended December 31, 2014

Ivy Funds VIP Bond	4.34%
Benchmark(s) and/or Lipper Category	
Barclays U.S. Aggregate Bond Index (generally reflects the performance of securities representing the bond market)	5.97%
Lipper Variable Annuity Corporate Debt Funds A Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.12%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Our biggest challenge in 2014 was positioning the Portfolio to take advantage of major market moves. Given the strength of the U.S. economy in the fourth quarter of 2013 and the Federal Reserve's (Fed's) stated intention to begin removing a major source of excess liquidity in the market (known as QE3), we put the Portfolio in a very defensive position. We had anticipated rates to continue to grind higher in 2014. We underappreciated the economic weakness during the first quarter of 2014 and the severity of the geopolitical risks that were arising worldwide. While the U.S. economy rebounded sharply in the second half of 2014, the flight-to-quality trade into the longer dated U.S. Treasury bonds dominated the bond market. Our defensive positions in the Portfolio and our short duration relative to our benchmark led to the Portfolio underperforming both its benchmark and Lipper peer group during this major market move.

The International Monetary Fund has significantly lowered its global growth projections for 2015. The expected better economic growth in the U.S., while still rather anemic, is one of the few bright spots in their forecasts. This led to a flattening of the U.S. Treasury yield curve over the last months of the year. In the fourth quarter of 2014 we began to shift to a barbell structure in the Portfolio to take advantage of this yield curve flattening.

Global weakness has led to an increased flight-to-quality trade and helped lower the yields on the long end of the U.S. Treasury curve. The strength in our domestic economy and improvement in our job market has led the Fed to contemplate raising U.S. short-term interest rates in 2015. While the 10-year Treasury rallied over 80 basis points for fiscal year 2014, the yield on the two-year Treasury sold off nearly 30 basis points. The five-year Treasury remained relatively flat over the same time period. We think the dynamics leading to this flatter yield curve will be with us well into next year.

The Fed officially ended QE3 in December. The focus now is on the timing of the first fed funds rate increase next year. The current expectation is for a 25 basis point rate increase in June or July of 2015. However, this date is very data dependent. Given the strong revision to third quarter gross domestic product (GDP) growth and what looks like a fairly strong fourth quarter, the June start date for Fed tightening seems to be firmly in place. If U.S. economic growth in early 2015 is brought down by the extreme weakness in Europe and the emerging markets, then the lift off date for Fed tightening could be delayed.

The dramatic collapse in the price of oil has had both negative and positive effects to U.S. economic growth. States whose economies are dependent on oil exploration and production could easily fall into a recession in 2015. States who are net consumers of oil have already begun to see a very positive effect of lower oil prices. The cost of gasoline has declined to half of where it was a year ago. This has the very real effect of increasing the buying power of U.S. consumers. We believe that consumer spending, excluding gasoline, should continue to be robust going into 2015.

Even as the Fed begins to raise the fed funds rate, we believe the strong flight-to-quality trade should continue to keep Treasury yields at the long end relatively low. We have been overweight corporates over the last few years and plan to continue this overweight position as we move into 2015. With economic conditions improving in the U.S., we should see relatively stable corporate bond spreads on investment-grade bonds. The new normal appears to be significantly less net new issuance of mortgage-backed securities. As a result, mortgage spreads continue to be tight. Our mortgage holdings are structured to experience less extension risk during periods of rising interest rates.

During the fourth quarter we saw another dramatic rally at the long end of the Treasury bond market. Continued weakness in Europe, and a dramatic sell-off in emerging market bonds, led to a strong flight-to-quality trade into the Treasury market. As we move forward in a very unpredictable market the elevated level of volatility seen over the last few years could easily persist. With the short end of the yield curve anchored by the low fed funds rate, we expect to see continued volatility in the middle and longer end of the curve. Even slight changes in the U.S. economic outlook can have significant short-term effects on longer duration securities.

While the Fed still appears to be willing to keep rates low for a long time, they have indicated a growing desire to begin to normalize monetary policy. They have indicated the risk of higher inflation is less of a concern than the threat of renewed economic weakness. The portfolio's duration is currently neutral its benchmark duration and we expect to maintain this position going into 2015. We anticipate continued demand for spread product within the high-grade bond market. We are willing to take additional credit risk when we believe we are being compensated to do so.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolio's prospectus.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise. These and other risks are more fully described in the fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Bond.

Asset Allocation

Bonds	**91.3%**
Corporate Debt Securities	57.0%
United States Government and Government Agency Obligations	29.2%
Municipal Bonds	2.7%
Other Government Securities	1.8%
Mortgage-Backed Securities	0.6%
Cash and Cash Equivalents	**8.7%**

Quality Weightings

Investment Grade	**81.1%**
AAA	1.4%
AA	31.9%
A	15.7%
BBB	32.1%
Non-Investment Grade	**10.2%**
BB	5.8%
B	0.7%
Below CCC	0.1%
Non-rated	3.6%
Cash and Cash Equivalents	**8.7%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Bond



	Bond[1]	$14,795
	Barclays U.S. Aggregate Bond Index	$15,842

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	4.34%
5-year period ended 12-31-14	4.22%
10-year period ended 12-31-14	3.99%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

CORPORATE DEBT SECURITIES

	Principal	Value
Consumer Discretionary		
Apparel Retail – 2.6%		
Limited Brands, Inc.:		
8.500%, 6-15-19	$3,485	$ 4,130
7.000%, 5-1-20	1,000	1,135
5.625%, 2-15-22	2,665	2,865
		8,130
Automobile Manufacturers – 1.1%		
General Motors Co.:		
3.500%, 10-2-18	1,458	1,487
5.000%, 4-1-35	2,000	2,084
		3,571
Broadcasting – 0.8%		
CBS Corp. (GTD by CBS Operations, Inc.),		
2.300%, 8-15-19	2,550	2,520
Cable & Satellite – 1.9%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
3.800%, 3-15-22	1,619	1,647
3.950%, 1-15-25	815	822
Time Warner, Inc.,		
4.750%, 3-29-21	3,000	3,274
		5,743
Department Stores – 1.0%		
Macy's Retail Holdings, Inc.,		
3.875%, 1-15-22	3,000	3,118
Distributors – 1.0%		
QVC, Inc.,		
5.125%, 7-2-22	3,000	3,157
Homebuilding – 1.3%		
Toll Brothers Finance Corp.,		
4.375%, 4-15-23	4,055	3,974
Hotels, Resorts & Cruise Lines – 0.4%		
Marriott International, Inc.,		
3.375%, 10-15-20	1,277	1,307
Internet Retail – 1.5%		
Amazon.com, Inc.,		
4.800%, 12-5-34	4,370	4,570
Total Consumer Discretionary – 11.6%		**36,090**
Consumer Staples		
Brewers – 1.1%		
SABMiller plc,		
6.500%, 7-15-18(A)	3,000	3,425
Drug Retail – 0.3%		
Walgreen Co.,		
1.800%, 9-15-17	1,000	1,001

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Food Retail – 0.9%		
Kroger Co. (The),		
6.800%, 12-15-18	$2,245	$ 2,618
Household Products – 0.9%		
Procter & Gamble Co. (The),		
8.000%, 9-1-24	2,000	2,807
Total Consumer Staples – 3.2%		**9,851**
Energy		
Coal & Consumable Fuels – 0.6%		
Peabody Energy Corp.,		
6.500%, 9-15-20	2,000	1,735
Oil & Gas Equipment & Services – 1.6%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.),		
6.500%, 1-31-19	2,000	2,292
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.),		
3.300%, 9-14-21(A)	2,725	2,797
		5,089
Oil & Gas Exploration & Production – 2.9%		
ConocoPhillips Co. (GTD by ConocoPhillips),		
4.150%, 11-15-34	2,500	2,565
EQT Corp.,		
8.125%, 6-1-19	3,494	4,212
Plains Exploration & Production Co.,		
6.125%, 6-15-19	1,922	2,081
		8,858
Oil & Gas Storage & Transportation – 2.2%		
Copano Energy LLC and Copano Energy Finance Corp.,		
7.125%, 4-1-21	984	1,069
Plains All American Pipeline L.P. and PAA FinanceCorp.,		
3.600%, 11-1-24	3,000	2,945
Tennessee Gas Pipeline Co.,		
7.000%, 3-15-27	2,000	2,387
Williams Co., Inc. (The),		
4.550%, 6-24-24	460	428
		6,829
Total Energy – 7.3%		**22,511**
Financials		
Asset Management & Custody Banks – 0.9%		
Ares Capital Corp.,		
3.875%, 1-15-20	2,780	2,772

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Consumer Finance – 1.2%		
Discover Financial Services,		
3.950%, 11-6-24	$2,800	$ 2,815
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.),		
3.500%, 7-10-19	800	817
		3,632
Diversified Banks – 1.1%		
Bank of America Corp.,		
5.650%, 5-1-18	2,000	2,222
HSBC Holdings plc,		
5.100%, 4-5-21	1,150	1,300
		3,522
Investment Banking & Brokerage – 0.3%		
Morgan Stanley,		
3.700%, 10-23-24	1,000	1,014
Other Diversified Financial Services – 1.3%		
Citigroup, Inc.,		
2.550%, 4-8-19	1,668	1,679
TIAA Asset Management Finance Co. LLC,		
4.125%, 11-1-24(A)	2,400	2,459
		4,138
Regional Banks – 0.5%		
PNC Bank N.A.,		
3.300%, 10-30-24	1,500	1,526
Specialized REITs – 0.4%		
Crown Castle International Corp.,		
5.250%, 1-15-23	1,027	1,047
Total Financials – 5.7%		**17,651**
Health Care		
Health Care Equipment – 1.0%		
Medtronic, Inc.,		
4.375%, 3-15-35(A)	2,940	3,119
Health Care Services – 1.1%		
Medco Health Solutions, Inc.,		
4.125%, 9-15-20	3,180	3,377
Health Care Supplies – 0.9%		
DENTSPLY International, Inc.,		
4.125%, 8-15-21	2,500	2,621
Pharmaceuticals – 0.4%		
Mylan, Inc.,		
2.550%, 3-28-19	1,300	1,295
Total Health Care – 3.4%		**10,412**

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Industrials		
Aerospace & Defense – 0.7%		
BAE Systems Holdings, Inc.,		
3.800%, 10-7-24(A)	$2,000	$ 2,050
Airlines – 0.4%		
Southwest Airlines Co.,		
5.125%, 3-1-17	1,180	1,264
Electrical Components & Equipment – 0.8%		
WESCO Distribution, Inc.,		
5.375%, 12-15-21	2,375	2,396
Environmental & Facilities Services – 3.2%		
Republic Services, Inc.,		
4.750%, 5-15-23	3,000	3,334
Waste Management, Inc.:		
4.600%, 3-1-21	3,600	3,987
7.100%, 8-1-26	2,065	2,704
		10,025
Railroads – 0.3%		
Burlington Northern Santa Fe LLC,		
3.400%, 9-1-24	1,000	1,018
Trading Companies & Distributors – 0.7%		
HD Supply, Inc.,		
5.250%, 12-15-21(A) ...	2,007	2,042
Trucking – 0.6%		
Penske Truck Leasing Co. L.P.,		
2.875%, 7-17-18(A)	2,000	2,034
Total Industrials – 6.7%		**20,829**
Information Technology		
Data Processing & Outsourced Services – 1.9%		
Alliance Data Systems Corp.:		
5.250%, 12-1-17(A)	4,500	4,635
5.375%, 8-1-22(A)	1,269	1,253
		5,888
Electronic Equipment & Instruments – 1.3%		
Xerox Corp.,		
6.350%, 5-15-18	3,452	3,903
Electronic Manufacturing Services – 1.2%		
Jabil Circuit, Inc.,		
8.250%, 3-15-18	3,150	3,581
Internet Software & Services – 0.6%		
Alibaba Group Holdings Ltd.,		
3.600%, 11-28-24(A) ...	2,040	2,023

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Systems Software – 0.9%		
CA, Inc.,		
5.375%, 12-1-19	$2,580	$ 2,856
Total Information Technology – 5.9%		**18,251**
Materials		
Diversified Chemicals – 1.3%		
Dow Chemical Co. (The),		
3.500%, 10-1-24	4,000	3,960
Diversified Metals & Mining – 1.4%		
Glencore Funding LLC,		
3.125%, 4-29-19(A)	2,500	2,506
Rio Tinto Finance (USA) Ltd.,		
3.750%, 9-20-21	1,834	1,885
		4,391
Forest Products – 1.4%		
Georgia-Pacific LLC,		
5.400%, 11-1-20(A)	4,000	4,501
Specialty Chemicals – 0.7%		
Methanex Corp.,		
5.250%, 3-1-22	1,904	2,045
Total Materials – 4.8%		**14,897**
Telecommunication Services		
Integrated Telecommunication Services –2.7%		
Telefonos de Mexico S.A.B de C.V. (GTD by America Movil S.A.B. de C.V.),		
5.500%, 11-15-19	3,500	3,916
Verizon Communications, Inc.,		
5.150%, 9-15-23	4,000	4,417
		8,333
Wireless Telecommunication Service – 1.0%		
American Tower Corp.,		
4.700%, 3-15-22	3,000	3,146
Total Telecommunication Services – 3.7%		**11,479**
Utilities		
Electric Utilities – 1.1%		
Detroit Edison Co. (The),		
3.900%, 6-1-21	3,000	3,246
Multi-Utilities – 2.9%		
Dominion Resources, Inc., Series F,		
5.250%, 8-1-33	2,500	2,933

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Multi-Utilities (Continued)		
Duke Energy Indiana, Inc.,		
3.750%, 7-15-20	$3,000	$ 3,179
NorthWestern Corp.,		
6.340%, 4-1-19	2,400	2,793
		8,905
Water Utilities – 0.7%		
California Water Service Co.,		
5.875%, 5-1-19	2,000	2,290
Total Utilities – 4.7%		**14,441**
TOTAL CORPORATE DEBT SECURITIES – 57.0%		**$176,412**
(Cost: $169,730)		
MORTGAGE-BACKED SECURITIES		
Non-Agency REMIC/CMO – 0.6%		
MASTR Adjustable Rate Mortgage Trust 2005-1,		
2.724%, 3-25-35 (B) ...	1,810	171
Merrill Lynch Mortgage Trust 2005-CIP1,		
4.949%, 7-12-38 (B) ...	1,606	1,605
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1,		
2.531%, 2-25-34 (B) ...	437	35
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC,		
2.398%, 3-25-34 (B) ...	794	57
		1,868
TOTAL MORTGAGE-BACKED SECURITIES – 0.6%		$ 1,868
(Cost: $4,602)		
MUNICIPAL BONDS		
Massachusetts – 0.9%		
Cmnwlth of MA, Fed Hwy Grant Anticipation Notes (Accelerated Bridge Prog), Ser 2010A,		
4.285%, 12-15-18	$2,500	2,724

Bond (in thousands) DECEMBER 31, 2014

MUNICIPAL BONDS (Continued)	Principal	Value
New York – 1.8%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3-1-29 (A)	$4,000	$5,658
TOTAL MUNICIPAL BONDS – 2.7%		$8,382
(Cost: $6,569)		

OTHER GOVERNMENT SECURITIES(C)	Principal	Value
Canada – 1.1%		
Province de Quebec, 7.140%, 2-27-26	2,500	3,381
Israel – 0.7%		
State of Israel, 4.000%, 6-30-22	2,165	2,346
TOTAL OTHER GOVERNMENT SECURITIES – 1.8%		$5,727
(Cost: $4,968)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 1.5%		
Federal National Mortgage Association, 1.500%, 4-25-28	4,750	4,686
Mortgage-Backed Obligations – 22.8%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 6-15-26	4,567	4,899
4.000%, 11-15-36	1,177	1,232
4.500%, 9-15-37	982	1,001
4.500%, 8-15-39	1,482	1,554
4.349%, 12-25-44(A)(B)	1,000	1,056
3.656%, 10-25-45(A)(B)	2,000	2,025
3.502%, 11-25-45(A)(B)	1,000	992
4.595%, 11-25-46(A)(B)	2,055	2,204
4.421%, 12-25-48(A)(B)	1,000	1,065
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
4.186%, 12-25-20	4,000	4,410
3.000%, 1-1-33	858	884
Federal Home Loan Mortgage Corp. Fixed Rate Pass-Through Certificates:		
3.000%, 8-1-28	4,589	4,757
3.500%, 10-1-28	5,001	5,276
Federal National Mortgage Association Agency REMIC/CMO:		
3.000%, 2-25-25	3,697	3,842

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 11-25-36(D)	$ 1,609	$ 275
5.500%, 4-25-37	827	888
4.000%, 5-25-39	1,060	1,101
4.500%, 6-25-40	888	942
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.514%, 12-1-19	7,270	8,054
5.500%, 10-1-21	1,401	1,532
6.000%, 7-1-22	975	1,065
6.000%, 9-1-22	1,577	1,713
3.000%, 7-1-28	4,436	4,611
5.500%, 2-1-35	1,020	1,158
4.000%, 10-1-43	5,039	5,403
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 9-20-40	3,820	3,872
2.000%, 3-16-42	4,705	4,596
0.362%, 6-17-45(B)(D)	95	1
		70,408
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 24.3%		$75,094
(Cost: $76,188)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 4.9%		
U.S. Treasury Notes:		
2.125%, 8-15-21	10,000	10,116
2.000%, 2-15-23	5,000	4,976
		15,092
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.9%		$15,092
(Cost: $15,024)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(E) – 6.7%		
Coca-Cola Co. (The), 0.130%, 2-12-15	5,000	4,999
Federal Home Loan Bank, 0.020%, 1-26-15	1,000	1,000
McCormick & Co., Inc., 0.160%, 1-2-15	1,674	1,674
Mondelez International, Inc., 0.520%, 1-21-15	2,200	2,199
St. Jude Medical, Inc.:		
0.220%, 1-15-15	5,000	5,000
0.250%, 1-26-15	5,000	4,999
Wal-Mart Stores, Inc., 0.090%, 1-13-15	1,000	1,000
		20,871

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 1.3%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (F)	$3,917	$ 3,917
TOTAL SHORT-TERM SECURITIES – 8.0%		$ 24,788
(Cost: $24,788)		
TOTAL INVESTMENT SECURITIES – 99.3%		$307,363
(Cost: $301,869)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		2,189
NET ASSETS – 100.0%		$309,552

SCHEDULE OF INVESTMENTS

Bond *(in thousands)*

DECEMBER 31, 2014

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014 the total value of these securities amounted to $45,844 or 14.8% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014.

(C)Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E)Rate shown is the yield to maturity at December 31, 2014.

(F)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$—	$176,412	$—
Mortgage-Backed Securities	—	1,868	—
Municipal Bonds	—	8,382	—
Other Government Securities	—	5,727	—
United States Government Agency Obligations	—	75,094	—
United States Government Obligations	—	15,092	—
Short-Term Securities	—	24,788	—
Total	$—	$307,363	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REITS = Real Estate Investment Trusts
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



Erik R. Becker



Gustaf C. Zinn

Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Ivy Funds VIP Core Equity, discuss positioning, performance and results for the fiscal year ended December 31, 2014. They have each managed the Portfolio since 2006. Both have 16 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Core Equity	9.68%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	13.69%
Lipper Variable Annuity Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	11.51%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Key drivers

The S&P 500 increased 13.69% in 2014. During the year, the market experienced relatively minor corrections in late January and October. The January correction was related to an extraordinary cold winter and the corresponding negative effect on economic activity. The October correction was related to the growing Ebola outbreak and Russian aggression in the Ukraine. Market leadership was unusual in a year that saw double-digit returns with mostly defensive sectors driving above average returns and more cyclical sectors underperforming. Utilities, health care, information technology and consumer staples drove the 2014 rally while energy, telecommunications and materials fared the worst. The unusual market leadership, we believe, was driven by continued weakness in economic growth outside the U.S. that led to another year of significant declines in interest rates. Indeed, the 10-year Treasury Bond began the year around 3.0% and finished below 2.2%. The rapid decline in interest rates led a continued flight toward income-oriented investments, including utilities, domestic consumer staples and even mega-cap technology stocks. Investors preferred domestic exposure over international and generally lower volatility earnings streams and lower beta stocks.

Contributors and detractors

The Portfolio underperformed the benchmark in period ended December 31, 2014. Negative performance was almost evenly split between negative sector selection and negative stock selection within each sector. From a sector standpoint, our worst decisions for the year were to overweight the consumer discretionary and industrials sectors while taking an underweight position in Utilities.

From and individual stock standpoint, Noble Energy, Flowserve, CBS Corp., Amazon.com and Pentair together drove more than 200 basis points of underperformance. The Portfolio has exited its position in Pentair. While we certainly feel that we could have performed better in the market environment we witnessed in 2014, continued money flows into yield vehicles irrespective of any change in underlying earnings power is not something we embrace within the Portfolio's management philosophy.

Outlook

We believe the U.S. economy outlook has improved modestly since our last update. Third quarter growth at 5% surprised to the upside and all indications point to 2.5% to 3% growth in fourth quarter, which could make for strong consecutive quarter growth. Labor markets continue to slowly tighten. While average hourly earnings are still experiencing around 2% growth, an increase in hours worked has led to accelerating aggregate wages. The decline in gasoline prices should serve as a meaningful stimulus: Perhaps as much as $150 billion domestically and over $1 trillion globally. Along with better wages, we expect to see a broadening of economic prosperity this year to segments of the population that have experienced little benefit this cycle. We have structured Portfolio exposure to the consumer discretionary, consumer staples and financials sectors accordingly.

Under the leadership of Janet Yellen, the Federal Reserve (Fed) has made abundantly clear it will maintain accommodative policy until it sees progress on the employment and wage front. Previous interest rate cycles usually began when wage growth accelerated toward 4%, which we don't expect anytime soon. While the current consensus calls for the Fed to increase short-term policy rates sometime around mid-year, the rapid decline in commodity prices (and therefore declining inflationary pressures), falling longer-term interest rates in most developed markets, and rapidly changing currency values have increased the uncertainty around central bank policy in our view. We believe policymakers understand the risk of stoking instability around the world by exaggerating already rising currency volatility and capital flight from emerging economies. Clearly, they face a difficult task because most of the world needs more of the accelerator while the U.S. might need the brakes before too long.

2014 capped another year in which stock prices in the U.S. rose faster than underlying earnings growth. The dramatic decline in energy prices and 15% increase in the U.S. Dollar Index on a year-over-year basis will likely dent earnings growth expectations in 2015. We are skeptical that another year of price-to-earnings (P/E) expansion is in the cards in 2015 and expect modest returns in the U.S. equity market as a whole. Though we have been wrong over the past 12 months, we believe the P/E expansion in low growth and low volatility names is unsustainable. We think we can be successful in 2015 by investing in companies with market-like P/E multiples that offer growth rates superior to the S&P as a whole. Of course, the Portfolio's overriding philosophy of investing in competitively advantaged companies capable of exceeding multi-year earnings estimates still holds.

Over the past three months, we have decreased the cyclicality of the Portfolio by reducing exposure to the energy sector and companies exposed to the general level of capital investment in and around the energy patch. This also translates into reduced investments in the industrials and materials sectors, and reduced exposure to the North American manufacturing renaissance theme, at least temporarily. Ultimately, we view current oil prices as unsustainable over a longer time frame, as even $100-$115 oil failed to lead to any consistent production growth globally other than in North America. We have increased weightings within the health care, consumer discretionary and information technology sectors, and we believe a broadening in economic prosperity for the mid- and low-end of the economy will be a growing area of thematic investment.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Core Equity.

Core Equity

Asset Allocation

Stocks	**97.2%**
Consumer Discretionary	22.1%
Health Care	18.0%
Information Technology	17.5%
Financials	11.2%
Industrials	8.7%
Consumer Staples	6.9%
Energy	6.7%
Telecommunication Services	3.4%
Materials	2.7%
Cash and Cash Equivalents	**2.8%**

Top 10 Equity Holdings

Company	Sector	Industry
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Citigroup, Inc.	Financials	Other Diversified Financial Services
Bank of America Corp.	Financials	Diversified Banks
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Medtronic, Inc.	Health Care	Health Care Equipment
Canadian Pacific Railway Ltd.	Industrials	Railroads
American International Group, Inc.	Financials	Multi-Line Insurance
Dollar General Corp.	Consumer Discretionary	General Merchandise Stores
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals
Anheuser-Busch InBev S.A. ADR	Consumer Staples	Brewers

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



Core Equity[1]		$25,109
S&P 500 Index		$20,947

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	9.68%
5-year period ended 12-31-14	16.37%
10-year period ended 12-31-14	9.64%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Core Equity *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.1%		
Polo Ralph Lauren Corp.	29	$ 5,333
Auto Parts & Equipment – 1.6%		
Delphi Automotive plc	109	7,934
Automobile Manufacturers – 1.5%		
Ford Motor Co.	479	7,421
Broadcasting – 1.8%		
CBS Corp., Class B	168	9,308
Cable & Satellite – 5.7%		
Charter Communications, Inc., Class A (A)	51	8,453
Comcast Corp., Class A	183	10,610
Time Warner Cable, Inc.	66	9,991
		29,054
General Merchandise Stores – 2.8%		
Dollar General Corp. (A)	201	14,189
Home Improvement Retail – 2.2%		
Home Depot, Inc. (The)	107	11,263
Hotels, Resorts & Cruise Lines – 1.4%		
Hilton Worldwide Holdings, Inc. (A)	278	7,240
Internet Retail – 1.0%		
Amazon.com, Inc. (A)	17	5,307
Motorcycle Manufacturers – 2.0%		
Harley-Davidson, Inc.	151	9,922
Restaurants – 1.0%		
Chipotle Mexican Grill, Inc., Class A (A)	7	4,928
Total Consumer Discretionary – 22.1%		**111,899**
Consumer Staples		
Brewers – 2.7%		
Anheuser-Busch InBev S.A. ADR	122	13,681
Hypermarkets & Super Centers – 2.3%		
Costco Wholesale Corp.	81	11,435
Tobacco – 1.9%		
Philip Morris International, Inc.	119	9,673
Total Consumer Staples – 6.9%		**34,789**
Energy		
Oil & Gas Exploration & Production – 3.1%		
Cabot Oil & Gas Corp.	266	7,879
Noble Energy, Inc.	160	7,568
		15,447
Oil & Gas Refining & Marketing – 1.7%		
Phillips 66	122	$ 8,749
Oil & Gas Storage & Transportation – 1.9%		
MarkWest Energy Partners L.P.	145	9,736
Total Energy – 6.7%		**33,932**
Financials		
Consumer Finance – 1.2%		
Capital One Financial Corp.	75	6,224
Diversified Banks – 3.3%		
Bank of America Corp.	930	16,640
Multi-Line Insurance – 2.8%		
American International Group, Inc.	255	14,266
Other Diversified Financial Services – 3.9%		
Citigroup, Inc.	364	19,701
Total Financials – 11.2%		**56,831**
Health Care		
Biotechnology – 2.4%		
Alexion Pharmaceuticals, Inc. (A)	34	6,272
Biogen Idec, Inc. (A)	17	5,601
		11,873
Health Care Equipment – 3.1%		
Medtronic, Inc.	220	15,913
Managed Health Care – 2.4%		
Humana, Inc.	83	11,943
Pharmaceuticals – 10.1%		
Actavis plc (A)	45	11,687
Bristol-Myers Squibb Co.	220	12,998
Shire Pharmaceuticals Group plc ADR	66	14,028
Teva Pharmaceutical Industries Ltd. ADR	215	12,353
		51,066
Total Health Care – 18.0%		**90,795**
Industrials		
Industrial Machinery – 1.3%		
Flowserve Corp.	108	6,432
Railroads – 7.4%		
Canadian Pacific Railway Ltd.	82	15,828
Kansas City Southern	94	11,434
Union Pacific Corp.	84	10,007
		37,269
Total Industrials – 8.7%		**43,701**
Information Technology		
Application Software – 4.0%		
Adobe Systems, Inc. (A)	169	$ 12,257
Autodesk, Inc. (A)	136	8,156
		20,413
Data Processing & Outsourced Services – 4.7%		
Alliance Data Systems Corp. (A)	27	7,766
MasterCard, Inc., Class A	188	16,181
		23,947
Semiconductor Equipment – 4.7%		
Applied Materials, Inc.	954	23,766
Semiconductors – 1.9%		
Texas Instruments, Inc.	177	9,474
Systems Software – 2.2%		
Microsoft Corp.	237	11,018
Total Information Technology – 17.5%		**88,618**
Materials		
Diversified Chemicals – 1.7%		
PPG Industries, Inc.	37	8,622
Industrial Gases – 1.0%		
Air Products and Chemicals, Inc.	35	5,091
Total Materials – 2.7%		**13,713**
Telecommunication Services		
Alternative Carriers – 1.3%		
Level 3 Communications, Inc. (A)	136	6,691
Wireless Telecommunication Service – 2.1%		
American Tower Corp., Class A	106	10,448
Total Telecommunication Services – 3.4%		**17,139**
TOTAL COMMON STOCKS – 97.2%		**$491,417**
(Cost: $399,555)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper(B) – 0.9%		
CVS Caremark Corp., 0.450%, 1-13-15	$1,000	1,000

Core Equity *(in thousands)* DECEMBER 31, 2014

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper(B) (Continued)		
McCormick & Co., Inc., 0.160%, 1-2-15	$1,416	$1,416
Wal-Mart Stores, Inc., 0.090%, 1-13-15	2,000	2,000
		4,416
Master Note – 0.9%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (C)	4,662	4,662

	Value
TOTAL SHORT-TERM SECURITIES – 1.8%	**$ 9,078**
(Cost: $9,078)	
TOTAL INVESTMENT SECURITIES – 99.0%	**$500,495**
(Cost: $408,633)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%	**4,846**
NET ASSETS – 100.0%	**$505,341**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 491,417	$ —	$ —
Short-Term Securities	—	9,078	—
Total	$ 491,417	$ 9,078	$ —

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Christopher J. Parker

Christopher J. Parker, CFA, who has 19 years of industry experience, became portfolio manager of Ivy Funds VIP Dividend Opportunities in August 2014. The Portfolio was managed by Cynthia P. Prince-Fox from July 2013 to July 2014 and prior that, it was managed by David P. Ginther, CFA. Below, Mr. Parker discusses positioning, performance and results for the fiscal year ended December 31, 2014.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014

Ivy Funds VIP Dividend Opportunities	9.84%
Benchmark(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	13.24%
Lipper Variable Annuity Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.48%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Key drivers

2014 was another good year for large-cap equities, as the Russell 1000 Index increased by 13.24% over the course of the period. The U.S. economy continued to make solid progress and created more jobs than any year thus far this century (which might say more about job growth in U.S. this century than unusual strength in 2014). But it was definitely a year of fits and starts. Unusually poor weather across a large portion of the country during the first quarter caused economic growth to grind to a halt and led to concerns that the U.S. economy could be tipping back into recession four years into a sluggish recovery. Strong growth during the second and third quarter allayed these concerns and corporate earnings also showed solid trends over that period as well.

This strength in employment and the U.S. economy gave the Federal Reserve (Fed) sufficient confidence in the strength of the outlook to complete its objective of ending its asset purchase programs and also begin to pivot toward an eventual move off the zero bound of Fed Funds rates. Just as we all settled in to play these cards the deck was reshuffled by a tectonic shift in the energy markets. Sluggish global demand for oil, combined with strong production growth from unconventional U.S. resources and unexpected production from previously supply constrained OPEC members had been putting pressure on the commodity since June. This decline in price then picked up steam during the fall, but was also moderated by the consensus view that OPEC would cut production to defend price at its scheduled meeting in late November. In a significant surprise to the market OPEC did not cut production and the price of the commodity proceeded to plummet from the high $70s to the mid $55s in the final month of the year.

The creeping weakness in the commodity, as well as weakness in agricultural commodities, caused a broad reassessment of the likely level of spending in these areas. This caused companies directly and indirectly impacted by this spending to underperform. The persistent downward pressure on prices, combined with decelerating growth in Europe and numerous emerging markets caused investors to broadly re-assess expectations with respect to corporate earnings growth across sectors more levered to energy investment. This deflation also caused a simultaneous reassessment of thinking with regard to the ability and willingness of the Fed to increase interest rates.

The market performed well in 2014, despite this environment, though the events and cross-currents discussed above did have a noteworthy impact on sector performance and individual stock performance over the period. Sectors typically characterized by defensive characteristics and/or the ability to generate growth in an uncertain economic environment (or at least those areas least directly impacted by likely declines in energy prices) were the best performers this year. While those sectors more dependent on growth and more closely linked to the U.S. unconventional oil revolution were amongst the weakest performers.

Utilities was the best performing sector, doubling the return of the overall index. Health care was the second best performing sector as both large-cap pharmaceutical and biotechnology names generated strong results on the back of progress in both sectors in numerous breakthrough products.

Returns in information technology exceeded the benchmark by about 5%, and consumer staples and financials slightly exceeded the benchmark. Energy was the worst performing sector for the year. Materials, industrials and consumer discretionary all rose by single-digit percentages.

Contributors and detractors

The Portfolio underperformed its benchmark for the period ended December 31, 2014, with relative performance being adversely impacted by both sector allocation and in stock selection. From a sector allocation perspective the Portfolio's underweight positions in utilities and information technology both were a drag on performance, as was overweight positions in consumer discretionary and materials. Stock selection had a negative impact on relative performance in consumer staples, health care and financials. Stock selection was most favorable to results in energy, materials and consumer discretionary.

With respect to the performance of individual stocks the greatest positive contributors to performance were Union Pacific Corp, Applied Materials, Limited Brands, Apple Inc., and Home Depot. The greatest detractors from performance on an individual stock basis were Wynn Resorts, Kansas City Southern, Diageo, Occidental Petroleum and Eaton Corp. Diageo is no longer a holding of the Portfolio.

General strategy going forward

Dividends are a source of income for investors and can provide some stability of returns as well. The objective of the Portfolio is to provide total return one part of which is providing an attractive level of income for our investors relative to the overall equity market (we also look to offer an income stream that grows over time as well). However, dividend yields and changes in dividend policy are also signals of how the market is thinking about the future prospects of a particular company or how management is thinking about its business and its relationship with its shareholders. In addition to generating income for our investors, our approach will be centered around exploiting those aforementioned signals to generate an attractive total return for Portfolio investors.

The first signal is above average dividend yields. This can signal some skepticism about the future prospects of a business (in much the same way a low price-to-earnings ratio can communicate this) or it may communicate that growth expectations are substantially lower than average. Using the dividend yield alone is highly susceptible to value traps and is a blunt instrument. However, when an above-average dividend yield is combined with an attractive valuation on free-cash-flow and earnings before interest, taxes, depreciation and amortization (EBITDA) metrics, the combination can create a rich universe of potential investments. Our bias here is also for companies that can grow the dividend at a reasonable rate either due to a below average, but rising payout ratio or attractive underlying earnings growth. We are basically using additional valuation metrics to confirm the signal of potential cheapness created by the above-average yield, but also using the bias toward growth to avoid instances where yield is the vast source of return (and where our growth in income would be uninspiring).

The second signal is changes in dividend and capital return policy, or simply rapid dividend growth. In this case we are still using cash flow and EBITDA-based metrics to evaluate relative cheapness, but are much more focused on prospects for noteworthy changes in dividend policy (rapid increases in dividends from an initial low level or initiation) or simply rapid dividend growth driven by strong earnings growth. Such changes in policy are often an indication of management's greater confidence in its business prospects or the durability of cash generation or an increased focus on rewarding shareholders. Both of these are strong positive signals that, when combined with an attractive valuation, can lead to outsized returns (and also provide good income growth).

Finally, we must note that the above criteria merely defines our approach and universe. Each name is then subject to thorough fundamental research, an estimate of intrinsic value and potential return is determined. Additionally, near and medium risks and catalysts are also evaluated before stocks enter the Portfolio and are considered in sizing of positions.

Outlook

After three years of very solid returns in the equity markets, it is becoming increasingly difficult to find truly attractive ideas, and multiples in general have expanded to a level that, in our view, requires a pick-up in the pace of overall earnings growth to prevent some potential compression. Generally speaking we believe that appreciation potential is still positive though the current environment is not conducive to the level of appreciation we have seen in the last three years. We also expect the dispersion of returns across sectors and individual securities to increase — thus rewarding good stock selection (and also the avoidance of substantial underperformers).

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investments.

Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Portfolio invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Dividend Opportunities.

Dividend Opportunities

Asset Allocation

Stocks	**93.8%**
Financials	15.8%
Industrials	15.6%
Health Care	14.9%
Information Technology	14.7%
Consumer Discretionary	14.0%
Energy	7.6%
Consumer Staples	4.9%
Materials	4.6%
Utilities	1.7%
Cash and Cash Equivalents	**6.2%**

Top 10 Equity Holdings

Company	Sector	Industry
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Bristol-Myers Squibb Co.	Health Care	Pharmaceuticals
Medtronic, Inc.	Health Care	Health Care Equipment
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Wells Fargo & Co.	Financials	Diversified Banks
Honeywell International, Inc.	Industrials	Aerospace & Defense
Union Pacific Corp.	Industrials	Railroads
Eaton Corp.	Industrials	Industrial Machinery
Microsoft Corp.	Information Technology	Systems Software

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



Dividend Opportunities[1]	$20,645
Russell 1000 Index	$21,509

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	9.84%
5-year period ended 12-31-14	12.31%
10-year period ended 12-31-14	7.52%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Dividend Opportunities (in thousands) DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 1.9%		
Omnicom Group, Inc.	127	$ 9,800
Apparel Retail – 2.1%		
Limited Brands, Inc.	122	10,585
Automobile Manufacturers – 1.8%		
Ford Motor Co.	597	9,260
Cable & Satellite – 2.6%		
Comcast Corp., Class A	189	10,987
Time Warner Cable, Inc.	17	2,623
		13,610
Casinos & Gaming – 1.0%		
Wynn Resorts Ltd.	34	5,077
Consumer Electronics – 1.1%		
Garmin Ltd.	109	5,735
Home Improvement Retail – 2.2%		
Home Depot, Inc. (The)	106	11,106
Specialty Stores – 1.3%		
Tiffany & Co.	61	6,497
Total Consumer Discretionary – 14.0%		**71,670**
Consumer Staples		
Brewers – 2.2%		
Anheuser-Busch InBev S.A. ADR	102	11,412
Packaged Foods & Meats – 1.0%		
Mead Johnson Nutrition Co.	51	5,138
Tobacco – 1.7%		
Philip Morris International, Inc.	105	8,524
Total Consumer Staples – 4.9%		**25,074**
Energy		
Integrated Oil & Gas – 1.6%		
Occidental Petroleum Corp.	101	8,105
Oil & Gas Equipment & Services – 1.0%		
Schlumberger Ltd.	60	5,099
Oil & Gas Storage & Transportation – 5.0%		
Energy Transfer Equity L.P.	176	10,082
MarkWest Energy Partners L.P.	145	9,739
Plains GP Holdings L.P., Class A	229	5,875
		25,696
Total Energy – 7.6%		**38,900**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Asset Management & Custody Banks – 1.0%		
Northern Trust Corp.	76	$ 5,095
Diversified Banks – 2.7%		
Wells Fargo & Co.	249	13,645
Industrial REITs – 1.5%		
ProLogis	183	7,857
Other Diversified Financial Services – 5.2%		
Citigroup, Inc.	215	11,653
JPMorgan Chase & Co.	238	14,920
		26,573
Property & Casualty Insurance – 2.0%		
ACE Ltd.	91	10,397
Regional Banks – 1.7%		
PNC Financial Services Group, Inc. (The)	95	8,694
Specialized REITs – 1.7%		
Crown Castle International Corp.	110	8,618
Total Financials – 15.8%		**80,879**
Health Care		
Health Care Equipment – 3.0%		
Medtronic, Inc.	210	15,173
Pharmaceuticals – 11.9%		
Bristol-Myers Squibb Co.	258	15,221
Johnson & Johnson	95	9,887
Merck & Co., Inc.	143	8,098
Pfizer, Inc.	364	11,346
Teva Pharmaceutical Industries Ltd. ADR	284	16,324
		60,876
Total Health Care – 14.9%		**76,049**
Industrials		
Aerospace & Defense – 4.5%		
Boeing Co. (The)	75	9,723
Honeywell International, Inc.	134	13,349
		23,072
Commercial Printing – 1.0%		
Corrections Corp. of America	137	4,989
Construction Machinery & Heavy Trucks – 3.5%		
Allison Transmission Holdings, Inc.	256	8,692
Caterpillar, Inc.	100	9,157
		17,849
Industrial Machinery – 2.5%		
Eaton Corp.	192	13,035

COMMON STOCKS (Continued)	Shares	Value
Railroads – 2.6%		
Union Pacific Corp.	111	$ 13,246
Research & Consulting Services – 1.5%		
Nielsen Holdings N.V.	171	7,640
Total Industrials – 15.6%		**79,831**
Information Technology		
Data Processing & Outsourced Services – 1.4%		
Paychex, Inc.	151	6,969
Semiconductor Equipment – 3.5%		
Applied Materials, Inc.	708	17,649
Semiconductors – 4.3%		
Analog Devices, Inc.	144	7,981
Microchip Technology, Inc.	169	7,635
Texas Instruments, Inc.	122	6,526
		22,142
Systems Software – 2.4%		
Microsoft Corp.	261	12,119
Technology Hardware, Storage & Peripherals – 3.1%		
Apple, Inc.	87	9,587
Seagate Technology	96	6,377
		15,964
Total Information Technology – 14.7%		**74,843**
Materials		
Diversified Chemicals – 3.6%		
Dow Chemical Co. (The)	172	7,843
PPG Industries, Inc.	47	10,748
		18,591
Industrial Gases – 1.0%		
Airgas, Inc.	44	5,080
Total Materials – 4.6%		**23,671**
Utilities		
Electric Utilities – 1.7%		
PPL Corp.	236	8,565
Total Utilities – 1.7%		**8,565**
TOTAL COMMON STOCKS – 93.8%		**$479,482**
(Cost: $381,524)		

Dividend Opportunities *(in thousands)* DECEMBER 31, 2014

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(A) – 5.8%		
CVS Caremark Corp., 0.450%, 1-13-15	$3,000	$ 2,999
Emerson Electric Co., 0.140%, 1-15-15	6,000	6,000
Exxon Mobil Corp., 0.010%, 1-2-15	4,644	4,644
Illinois Tool Works, Inc., 0.100%, 1-7-15	4,665	4,665
John Deere Financial, Inc. (GTD by John Deere Capital Corp.), 0.140%, 1-15-15	2,000	2,000
NBCUniversal Enterprise, Inc., 0.340%, 1-13-15	6,000	5,999
Wal-Mart Stores, Inc., 0.090%, 1-13-15	3,000	3,000
		29,307
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (B)	$1,786	$ 1,786
TOTAL SHORT-TERM SECURITIES – 6.1%		**$ 31,093**
(Cost: $31,093)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$510,575**
(Cost: $412,617)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		649
NET ASSETS – 100.0%		**$511,224**

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at December 31, 2014.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$479,482	$ —	$—
Short-Term Securities	—	31,093	—
Total	$479,482	$31,093	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Funds VIP Energy, discusses positioning, performance and results for the fiscal year ended December 31, 2014. He has managed the Portfolio since its inception in 2006 and has 19 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Energy	–10.56%
Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index	–9.16%
(generally reflects the performance of stocks that represent the energy market	
Lipper Variable Annuity Natural Resources Funds Universe Average	–12.58%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Oil prices fall late in year

U.S. equities closed the fiscal year with gains across the broad market indexes, again reaching record-high levels late in the final quarter of the year. Global equities in general also finished slightly higher. Crude oil prices plunged worldwide late in the year on forecasts of reduced global demand along with a decision in November by OPEC that it would not reduce production. Prices fell to levels not seen since 2009, pressuring stocks and raising concerns that the price tumble, if sustained, could stall economic growth in some regions.

U.S. economic indicators continued to show steady growth and the U.S. remained the leader among developed countries. Economic growth forecasts for Europe were revised lower again late in the year. The continued turmoil in Russia — which prompted economic sanctions by western countries — and across the Middle East unsettled global markets at various times during the year. The steadily improving economy in the U.S., including growth in shale oil production that helped hold down costs for business and consumers, provided support to energy markets through most of the year. Worldwide oil production in general again increased. Slow global economic growth meant that energy demand also slowed its rate of increase in the second half of the year.

Portfolio feels effects of price drop

The Portfolio had a negative return for the fiscal year, slightly trailing its benchmark index, despite having outpaced the benchmark during most of the year. Despite this underperformance, the Portfolio's return was not quite as bad as its peer group average.

The underperformance to the benchmark index primarily was because of the Portfolio's allocations to "upstream" energy companies when compared to the benchmark. The benchmark index holds what the Portfolio manager considers to be an outsized allocation to large integrated oil companies. For example, the Portfolio averaged a 1.67% allocation to Exxon Mobil during the year versus the index average of 23%. (As of 12/31/2014, Exxon Mobil was 1.53% of the Portfolio's net assets). Typically, the Portfolio does not exceed a 5% allocation to a single company. Historically, integrated companies often underperform when the energy sector performs well as a whole, but they tend to do relatively better when the sector is in decline. This held true in 2014, as the Portfolio outpaced its benchmark through the first three-quarters of the year but trailed in the fourth quarter as the energy sector experienced broad declines on concerns about a global oversupply of oil stemming from slower global demand and growth in global production, mostly from the U.S.

The five greatest relative contributors to the Portfolio's performance in the year were Phillips 66, MPLX (no longer in the Portfolio as of 12/31/2014), Athlon Energy, Energy Transfer Equity and Canadian Pacific Railway. The five greatest relative detractors were Core Laboratories, Exxon Mobil, Patterson-UTI Energy, Oasis Petroleum and Bonanza Creek Energy (Patterson-UTI Energy, Oasis Petroleum and Bonanza Creek Energy were no longer in the Portfolio as of 12/31/2014).

Outlook for continue slow growth

We think the U.S. will continue to have steady economic growth and low inflation in 2015 and expect it to lead the developed countries. We also believe economic growth will continue globally, although also at a mild rate. We think global energy demand will continue to grow, likely at a slower pace than previously forecast. In our view, lower oil prices will prompt cuts in capital expenditures at energy firms, which in turn will reduce the growth rate of global production. We also think the plunge in crude oil prices is unlikely to be sustainable in the long term.

We believe the U.S. will continue to increase oil and gas production but at a slower rate because of the price decline. We also think exploration & production companies, oil service companies and infrastructure providers will remain the main beneficiaries of this growth.

We remain concerned about heightened geopolitical risks related to the Mideast and Russia and believe these will continue to overhang markets and generate uncertainty in the coming year.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolio's prospectus.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Energy.

Energy

Asset Allocation

Stocks	**97.3%**
Energy	88.5%
Industrials	7.3%
Financials	1.5%
Cash and Cash Equivalents	**2.7%**

Country Weightings

North America	**92.1%**
United States	85.2%
Canada	6.9%
Europe	**4.6%**
Pacific Basin	**0.6%**
Cash and Cash Equivalents	**2.7%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Cimarex Energy Co.	United States	Energy	Oil & Gas Exploration & Production
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Anadarko Petroleum Corp.	United States	Energy	Oil & Gas Exploration & Production
Phillips 66 Partners L.P.	United States	Energy	Oil & Gas Storage & Transportation
Marathon Petroleum Corp. L.P.	United States	Energy	Oil & Gas Refining & Marketing

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

Energy

(UNAUDITED)


Energy(1) $13,701
S&P 1500 Energy Sector Index $15,802
$20,000
$15,000
$10,000
$5,000
$0
5-1 2006
12-31 2006
12-31 2007
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	-10.56%
5-year period ended 12-31-14	5.13%
10-year period ended 12-31-14	—
Since inception of Portfolio[3] through 12-31-14	3.70%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)5-1-06 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Energy (in thousands)

COMMON STOCKS	Shares	Value
Energy		
Coal & Consumable Fuels – 1.2%		
Cameco Corp.	43	$ 698
Foresight Energy L.P.	43	724
		1,422
Integrated Oil & Gas – 6.3%		
Chevron Corp.	12	1,295
Exxon Mobil Corp.	20	1,803
Occidental Petroleum Corp.	21	1,705
Royal Dutch Shell plc, Class A(A)	37	1,238
Suncor Energy, Inc.	45	1,424
		7,465
Oil & Gas Drilling – 1.2%		
Helmerich & Payne, Inc.	21	1,409
Oil & Gas Equipment & Services – 23.2%		
Baker Hughes, Inc.	62	3,493
Cameron International Corp.(B)	39	1,928
Core Laboratories N.V.	19	2,281
Dril-Quip, Inc.(B)	25	1,891
FMC Technologies, Inc.(B)	28	1,330
Forum Energy Technologies, Inc.(B)	82	1,698
Halliburton Co.	101	3,953
National Oilwell Varco, Inc.	30	1,976
Oceaneering International, Inc.	9	509
Schlumberger Ltd.	58	4,915
Superior Energy Services, Inc.	74	1,495
Weatherford International Ltd.(B)	160	1,831
		27,300
Oil & Gas Exploration & Production – 31.6%		
Anadarko Petroleum Corp.	33	2,731
Antero Resources Corp.(B)	20	828
Cabot Oil & Gas Corp.	59	1,732
Canadian Natural Resources Ltd.	72	2,213
Cimarex Energy Co.	32	3,371
CNOOC Ltd. ADR	6	772
Concho Resources, Inc.(B)	22	2,219
ConocoPhillips	27	1,882
Continental Resources, Inc.(B)	56	2,141
EOG Resources, Inc.	39	3,572
Gulfport Energy Corp.(B)	27	1,137
Memorial Resource Development Corp.(B)	59	1,061
Newfield Exploration Co.(B)	61	1,665
Noble Energy, Inc.	49	2,343
Parsley Energy, Inc., Class A(B)	137	2,189
Oil & Gas Exploration & Production (Continued)		
Pioneer Natural Resources Co.	17	$ 2,560
Rice Energy, Inc.(B)	101	2,126
RSP Permian, Inc.(B)	60	1,520
Southwestern Energy Co.(B)	46	1,242
		37,304
Oil & Gas Refining & Marketing – 11.4%		
HollyFrontier Corp.	15	579
Marathon Petroleum Corp.	32	2,920
Marathon Petroleum Corp. L.P.	35	2,605
Phillips 66	39	2,775
Tesoro Corp.	34	2,550
Valero Energy Corp.	41	2,037
		13,466
Oil & Gas Storage & Transportation – 13.6%		
Enbridge, Inc.	30	1,553
Energy Transfer Equity L.P.	41	2,376
MarkWest Energy Partners L.P.	31	2,059
Phillips 66 Partners L.P.	39	2,668
Plains GP Holdings L.P., Class A	34	864
Rice Midstream Partners L.P.(B)	40	676
Shell Midstream Partners L.P.(B)	17	703
Targa Resources Corp.	20	2,147
Valero Energy Partners L.P.	23	997
Williams Co., Inc. (The)	45	2,038
		16,081
Total Energy – 88.5%		**104,447**
Financials		
Specialized Finance – 1.5%		
CME Group, Inc.	20	1,782
Total Financials – 1.5%		**1,782**
Industrials		
Construction & Engineering – 1.7%		
Fluor Corp.	34	2,037
Electrical Components & Equipment – 1.0%		
SolarCity Corp.(B)	22	1,201
Industrial Machinery – 1.7%		
Flowserve Corp.	32	1,929
Railroads – 2.9%		
Canadian Pacific Railway Ltd.	11	$ 2,168
Kansas City Southern	10	1,208
		3,376
Total Industrials – 7.3%		**8,543**
TOTAL COMMON STOCKS – 97.3%		**$114,772**
(Cost: $114,167)		
SHORT-TERM SECURITIES	**Principal**	
Master Note – 2.5%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (C)	$ 2,967	2,967
TOTAL SHORT-TERM SECURITIES – 2.5%		**$ 2,967**
(Cost: $2,967)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$117,739**
(Cost: $117,134)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**228**
NET ASSETS – 100.0%		**$117,967**

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$103,209	$1,238	$—
Financials	1,782	—	—
Industrials	8,543	—	—
Total Common Stocks	$113,534	$1,238	$—
Short-Term Securities	—	2,967	—
Total	$113,534	$4,205	$—

During the period ended December 31, 2014, securities totaling $501 were transferred from Level 1 to Level 2. These transfers were the result of fair value prodedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)

United States	85.2%
Canada	6.9%
Netherlands	1.9%
Switzerland	1.6%
United Kingdom	1.1%
Other Countries	0.6%
Other+	2.7%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Mark G. Beischel

Below, Mark G. Beischel, CFA, portfolio manager of the Ivy Funds VIP Global Bond, discusses positioning, performance and results for the fiscal year ended December 31, 2014. Mr. Beischel has managed the portfolio for 4 years and has 21 years of industry experience.

Fiscal Year Performance

For the 12 months ended December 31, 2014

Ivy Funds VIP Global Bond	0.18%
Benchmark(s) and/or Lipper Category	
Barclays Capital Multiverse Index (generally reflects the performance of the global bond market)	0.48%
Lipper Variable Annuity Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.54%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Performance

Ivy Funds VIP Global Bond underperformed against its Lipper average and its benchmark index for the year ending December 31, 2014. The Portfolio's shorter duration relative to its Lipper peer group and index hurt its performance with U.S. long-duration assets outperforming shorter duration assets as the market priced in the normalization of domestic interest rates. Additionally, the Portfolio had no exposure to the European bond market, which witnessed 10-year sovereign yields dropping anywhere from 100 to 300 basis points. Finally, the Portfolio's overweight in corporate credit hurt the performance as credit spreads were wider over the past year. The deterioration in credit was primarily in the energy sector due to the collapse in oil prices.

The Portfolio's performance was enhanced versus the Lipper universe and benchmark by its high exposure to the U.S. dollar. The Portfolio had 91% of its assets in the U.S. dollar. The euro and yen had a negative 9.26 % and negative 11.06% return, respectively, as their central banks moved toward more aggressive non-conventional monetary policies. Asian and emerging market (EM) commodity currencies underperformed the U.S. dollar as the markets priced in a slowing China.

Slower global recovery

The global recovery has experienced setbacks over the last half of 2014. Although we believe the gradual recovery will continue, global growth in 2015 is now expected to be weaker and more uneven than earlier forecasts. The U.S. is emerging as the main driver for global growth. On the backdrop of a sharp rebound in growth during the third quarter, the outlook for the U.S. seems to be the most solid, even if it is falling short of the more bullish consensus expectations. In the September Federal Reserve (Fed) meeting, the Fed reinforced its thoughts on the importance of U.S. economic data on monetary policy decisions. Fed participants are leaning toward an earlier start of the hiking cycle, but with a more gradual pace of normalization.

The U.K. outperformed Europe with a 3% growth rate in 2014. There is enough momentum to sustain this rate throughout 2015. After much speculation about the Bank of England raising rates in the first quarter of 2015, the market began discounting a rate hike in the second half of the year. Regardless of when the hikes commence, officials have emphasized that the pace of normalization in the U.K. is likely to be gradual as well.

In the Euro area, the European Central Bank (ECB) is struggling with weaker-than-expected growth and falling inflation expectations. The risks of deflation have increased. It is now expected that the ECB will extend its asset purchase program. This injection of liquidity should improve investor confidence. The market now expects the ECB to remain on hold for an extended period of time.

In Japan, the economy is still adjusting to the large increase in the value-added tax (VAT) which occurred in April 2014. It severely weakened consumption because wage growth has been too modest to keep up with the higher tax rate.

In China, the economy's potential growth rate is slowing significantly. The country has not been able to continue its rapid growth pace without an even faster increase in its debt. We believe that the increasing debt load is problematic for the Chinese banking system, and ultimately, government fiscal policy. It is likely that the new Chinese administration will be forced to deal with the growth in debt, and we believe this will slow real and potential growth in years ahead. With the policy emphasis shifting towards reform, higher tolerance for lower growth will be allowed in the short run. Officials now speak about a "new normal" of slower growth, but they would like to hold growth close to 7%.

And finally, Russia's annexation of Crimea has put downward pressure on Russia's credit and currency. Moscow's recent action in the Eastern Ukraine has tarnished a lot the goodwill that has been built up in the capital markets over the past 12 years. International investors are currently reevaluating the new risk premium that needs to be placed on this "invasive" country. It is also dealing with the sudden collapse in oil prices that is putting pressure on its internal and external accounts.

Seeking low volatility

Amid this volatility, we are currently maintaining a low duration in the Portfolio and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the Portfolio to focus on higher yielding corporate bonds while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification for the Portfolio. The Portfolio has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

Given the extreme volatility and uncertainty in global markets, the Portfolio's currency exposure remains overwhelmingly in the U.S. dollar. We believe there will be better opportunities to add foreign currency bonds to the portfolio going forward, especially in the emerging markets.

We continue to search for value in the corporate bond space. Some of the best returns have been, and we think will continue to be, from emerging market bonds. There will be more opportunities to redeploy liquidity due to the volatility associated with Washington's politics and the Fed's normalization of interest rates.

Looking ahead

Given our expectation of slow growth globally in calendar 2015, we expect interest rates to remain low overall. The Fed has indicated that it will keep its policy rate low until mid-2015. The short end of the Treasury yield curve (five years and in) is expected to be less volatile due to the Fed's commitment to low policy rates. However, longer term Treasury rates are expected to be more volatile and subject to market emotions regarding fiscal and monetary policies. The structural change in the financial markets has led us to build up more liquidity in the portfolio. Wall Street's incentives to carry high inventory levels of corporate bonds have been reduced by higher capital requirements. As a result, market liquidity has been reduced and there are more opportunities for dislocations in corporate bonds going further.

The Eurozone's growth outlook has stagnated. Macroeconomic adjustments are still underway in the peripheral countries, and the debt overhang remains a major impediment to economic activities. The Euro area is still dependent on the global economic environment and remains vulnerable to any external shock. Geopolitical risks remain elevated; in particular, the Russia-Ukraine conflict, which will affect the European economy through trade and confidence.

The Bank of Japan will continue its easing policy throughout 2015. We expect consumption to sustain modest growth from a general improvement in employment and incomes. Since the VAT hike has already been decided by law, it is believed that any signs of a weaker-than-expected economic performance will likely bring more fiscal stimulus. The market is also expecting Japan's Prime Minister Abe Shinzo to continue to pursue a cut to the corporate tax rate.

Growth in emerging market economies remains generally lackluster, albeit with large regional differences. Despite China's loss of momentum, the rest of EM Asia is holding up well, while Latin America remains below trend and Europe, the Middle East and Africa suffer from a weaker Europe and geopolitics. The wild card will be the price of oil throughout the year. With a 50% decline from its peak, oil producers are just now starting to reduce capital expenditures to get an appropriate supply response.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolio's prospectus.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Fixed income securities are subject to interest rate risk, especially securities with longer maturities, and, as such, the net asset value of the Portfolio may fall as interest rates rise, especially securities with longer maturities. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. The Portfolio may seek to manage exposure to various foreign currencies, which may involve additional risks. The value of securities, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates or exchange control regulations. Investing in foreign securities involves a number of risks that may not be associated with the U.S. markets and that could affect the Portfolio's performance unfavorably, and could result in greater price volatility; comparatively weak supervision and regulation of securities exchanges, fluctuation in foreign currency exchange rates and related conversion costs, adverse foreign tax consequences, or different and/or less stringent financial reporting standards. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and is current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Funds VIP Global Bond.

Asset Allocation

Stocks	**7.0%**
Health Care	2.1%
Utilities	1.5%
Financials	1.4%
Energy	1.2%
Information Technology	0.8%
Bonds	**88.9%**
Corporate Debt Securities	66.2%
United States Government and Government Agency Obligations	16.2%
Other Government Securities	4.6%
Loans	1.9%
Cash and Cash Equivalents	**4.1%**

Quality Weightings

Investment Grade	**48.2%**
AA	18.3%
A	2.1%
BBB	27.8%
Non-Investment Grade	**40.7%**
BB	23.3%
B	11.3%
CCC	2.6%
Non-rated	3.5%
Cash and Cash Equivalents and Equities	**11.1%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	**37.3%**
United States	30.3%
Mexico	4.0%
Other North America	3.0%
Europe	**29.3%**
United Kingdom	7.7%
Luxembourg	5.0%
Netherlands	4.6%
Russia	3.6%
Other Europe	8.4%
South America	**18.1%**
Brazil	8.2%
Other South America	9.9%
Pacific Basin	**6.6%**
Singapore	3.9%
Other Pacific Basin	2.7%
Bahamas/Caribbean	**2.9%**
Other	**1.7%**
Cash and Cash Equivalents	**4.1%**

Global Bond

(UNAUDITED)


$15,000
$10,000
$5,000
$0
Global Bond(1) $10,844
Barclays Capital Multiverse Index $11,069
8-23 2010
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	
1-year period ended 12-31-14	0.18%
5-year period ended 12-31-14	—
10-year period ended 12-31-14	—
Since inception of Portfolio(3) through 12-31-14	1.88%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)8-23-10 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Brazil		
Utilities – 0.7%		
Alupar Investimento S.A. . . .	11	$ 74
Transmissora Alianca de Energia Eletrica S.A.	10	71
		145
Total Brazil – 0.7%		**$ 145**
Chile		
Utilities – 0.1%		
Aguas Andinas S.A.	34	20
Total Chile – 0.1%		**$ 20**
Panama		
Financials – 1.4%		
Banco Latinoamericano de Comercio Exterior S.A. . . .	9	268
Total Panama – 1.4%		**$ 268**
United Kingdom		
Energy – 1.2%		
Royal Dutch Shell plc, Class A	5	158
Seadrill Partners LLC	4	62
		220
Health Care – 1.3%		
GlaxoSmithKline plc	12	253
Total United Kingdom – 2.5%		**$ 473**
United States		
Health Care – 0.8%		
Bristol-Myers Squibb Co. . . .	3	148
Information Technology – 0.8%		
Intel Corp.	4	163
Utilities – 0.7%		
PPL Corp.	4	131
Total United States – 2.3%		**$ 442**
TOTAL COMMON STOCKS – 7.0%		**$1,348**
(Cost: $1,277)		

CORPORATE DEBT SECURITIES	Principal	
Argentina		
Consumer Discretionary – 0.5%		
Arcos Dorados Holdings, Inc. 10.250%, 7-13-16(A)	BRL250	89
Energy – 0.9%		
Pan American Energy LLC 7.875%, 5-7-21 . . . . $	100	101
YPF Sociedad Anonima 8.875%, 12-19-18(B)	80	83
		184

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Argentina (Continued)		
Industrials – 0.3%		
Aeropuertos Argentina 2000 S.A. 10.750%, 12-1-20(B)	$ 49	$ 50
Total Argentina – 1.7%		**$ 323**
Austria		
Consumer Staples – 1.1%		
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10-28-20(B)	200	207
Industrials – 0.3%		
OAS Investments GmbH 8.250%,10-19-19(B)	200	68
Total Austria – 1.4%		**$ 275**
Brazil		
Consumer Discretionary – 2.2%		
Globo Comunicacoe e Participacoes S.A. 6.250%, 12-20-49(C)	300	307
Net Servicos de Comunicacao S.A. 7.500%, 1-27-20	120	123
		430
Consumer Staples – 1.1%		
BFF International Ltd. 7.250%, 1-28-20	100	112
JBS Finance II Ltd. 8.250%, 1-29-18(B)	100	102
		214
Energy – 0.2%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12-12-16(B)	30	30
Financials – 1.2%		
Banco Bradesco S.A. 4.125%, 5-16-16(B)	200	205
Banco Cruzeiro do Sul S.A. 7.000%, 7-8-13(D)	115	17
		222
Industrials – 2.3%		
Embraer Overseas Ltd. 6.375%, 1-24-17	225	242
Odebrecht Drilling Norbe VII/ IX Ltd. 6.350%, 6-30-21(B)	106	99
TAM Capital 2, Inc. 9.500%, 1-29-20(B)	100	104
		445
Materials – 0.5%		
Suzano Trading Ltd. 5.875%, 1-23-21(B)	100	102
Total Brazil – 7.5%		**$1,443**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
British Virgin Islands		
Energy – 1.0%		
QGOG Atlantic/Alaskan Rigs Ltd. 5.250%, 7-30-18(B) . . $	212	$ 200
Total British Virgin Islands – 1.0%		**$ 200**
Cayman Islands		
Industrials – 0.9%		
Odebrecht Offshore Drilling Finance 6.750%, 10-1-22(B) . .	189	173
Telecommunication Services – 1.0%		
Hutchison Whampoa Ltd. 1.625%, 10-31-17(B) . .	200	198
Total Cayman Islands – 1.9%		**$ 371**
Chile		
Industrials – 1.3%		
Guanay Finance Ltd. 6.000%, 12-15-20(B) . .	250	260
Materials – 1.2%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1-19-18(B) . .	25	26
4.375%, 5-15-23(B) . .	200	197
		223
Total Chile – 2.5%		**$ 483**
China		
Utilities – 0.5%		
China Resources Power Holdings Co. Ltd. 3.750%, 8-3-15	100	101
Total China – 0.5%		**$ 101**
Columbia		
Energy – 1.5%		
Empresas Publicas de Medellin E.S.P. 8.375%, 2-1-21(A) . . .	COP274,000	121
Pacific Rubiales Energy Corp.:		
5.375%, 1-26-19(B) . . $	100	86
7.250%, 12-12-21(B) . .	100	87
		294

Global Bond (in thousands) DECEMBER 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Columbia (Continued)		
Utilities – 0.7%		
Emgesa S.A. E.S.P. 8.750%, 1-25-21(A)	COP302,000	$ 137
Total Columbia – 2.2%		$ 431
France		
Consumer Discretionary – 1.0%		
Numericable Group S.A. 6.000%, 5-15-22(B)	$ 200	201
Financials – 1.6%		
BNP Paribas S.A. 5.186%, 6-29-49(B)	200	200
Societe Generale S.A. 5.922%, 4-29-49(B)	100	104
		304
Total France – 2.6%		$ 505
Germany		
Industrials – 0.5%		
Rearden G Holdings EINS GmbH 7.875%, 3-30-20(B)	100	98
Total Germany – 0.5%		$ 98
India		
Utilities – 0.5%		
Rural Electrification Corp. Ltd. 4.250%, 1-25-16	100	102
Total India – 0.5%		$ 102
Indonesia		
Telecommunication Services – 1.1%		
Indosat Palapa Co. B.V. 7.375%, 7-29-20(B)	200	210
Utilities – 0.6%		
Majapahit Holding B.V. 7.750%, 10-17-16	100	110
Total Indonesia – 1.7%		$ 320
Ireland		
Financials – 1.4%		
MTS International Funding Ltd. 5.000%, 5-30-23(B)	350	277
Total Ireland – 1.4%		$ 277
Luxembourg		
Energy – 0.9%		
Offshore Drilling Holding S.A. 8.375%, 9-20-20(B)	$ 200	$ 174
Financials – 0.9%		
OJSC Russian Agricultural Bank 5.100%, 7-25-18(B)	200	165
Information Technology – 1.0%		
BC Luxco 1 S.A. 7.375%, 1-29-20(B)	200	201
Materials – 1.4%		
Evraz Group S.A. 7.400%, 4-24-17	200	172
Steel Capital S.A. 6.700%, 10-25-17	100	92
		264
Total Luxembourg – 4.2%		$ 804
Mexico		
Consumer Discretionary – 0.4%		
Controladora Mabe S.A. de C.V.:		
6.500%, 12-15-15(B)	25	26
6.500%, 12-15-15	50	52
		78
Materials – 3.6%		
C5 Capital (SPV) Ltd. 4.532%, 12-29-49(B)(C)	150	130
CEMEX S.A.B. de C.V. 6.500%, 12-10-19(B)	550	563
		693
Total Mexico – 4.0%		$ 771
Netherlands		
Consumer Discretionary – 1.1%		
VTR Finance B.V. 6.875%, 1-15-24(B)	200	204
Energy – 1.2%		
Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.) 4.875%, 3-17-20	250	234
Materials – 0.9%		
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.) 5.750%, 7-17-24(B)	200	175
Netherlands (Continued)		
Telecommunication Services – 0.3%		
VimpleCom Holdings B.V. 9.000%, 2-13-18(A)(B)	RUB5,000	$ 57
Utilities – 1.1%		
Listrindo Capital B.V. 6.950%, 2-21-19(B)	$ 200	211
Total Netherlands – 4.6%		$ 881
Norway		
Consumer Discretionary – 2.0%		
World Wide Supply A.S. 7.750%, 5-26-17(B)	400	372
Consumer Staples – 0.5%		
Corporacion Pesquera Inca S.A.C. 9.000%, 2-10-17	100	99
Total Norway – 2.5%		$ 471
Panama		
Financials – 1.6%		
Banco Latinoamericano de Comercio Exterior S.A. 3.750%, 4-4-17(B)	300	309
Total Panama – 1.6%		$ 309
Peru		
Financials – 0.5%		
InRetail Shopping Malls 5.250%, 10-10-21(B)	100	101
Total Peru – 0.5%		$ 101
Russia		
Energy – 1.0%		
Novatek Finance Ltd. 5.326%, 2-3-16(B)	200	193
Industrials – 0.8%		
SCF Capital Ltd. 5.375%, 10-27-17	200	164
Materials – 0.9%		
Uralkali Finance Ltd. 3.723%, 4-30-18(B)	200	164
Total Russia – 2.7%		$ 521
Singapore		
Consumer Staples – 1.1%		
Olam International Ltd. 7.500%, 8-12-20	100	111
Olam International Ltd., Convertible 6.000%, 10-15-16	100	105
		216

Global Bond (in thousands) DECEMBER 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Singapore (Continued)		
Energy – 1.8%		
Noble Group Ltd.		
4.875%, 8-5-15	$ 100	$ 101
Oro Negro Drilling Pte. Ltd.		
7.500%, 1-24-19(B)	275	231
		332
Telecommunication Services – 1.0%		
TBG Global Pte. Ltd.		
4.625%, 4-3-18(B)	200	197
Total Singapore – 3.9%		**$ 745**
United Arab Emirates		
Financials – 1.7%		
ICICI Bank Ltd.		
3.500%, 3-18-20(B)	325	327
Total United Arab Emirates – 1.7%		**$ 327**
United Kingdom		
Financials – 4.2%		
Barclays plc		
8.250%, 12-29-49	200	205
HSBC Holdings plc		
5.625%, 12-29-49	200	201
State Bank of India:		
3.250%, 4-18-18(B)	200	202
3.622%, 4-17-19(B)	200	203
		811
Materials – 1.0%		
Vedanta Resources plc		
6.000%, 1-31-19(B)	200	195
Total United Kingdom – 5.2%		**$1,006**
United States		
Consumer Discretionary – 0.2%		
B-Corp Merger Sub, Inc.		
8.250%, 6-1-19	50	45
Energy – 0.4%		
Brand Energy & Infrastructure Services		
8.500%, 12-1-21(B)	80	72
Financials – 3.6%		
Aircastle Ltd.		
4.625%, 12-15-18	85	85
Citigroup, Inc.		
8.400%, 4-29-49	75	86
Daimler Finance North America LLC		
2.950%, 1-11-17(B)	200	206
General Motors Financial Co., Inc.		
3.000%, 9-25-17	100	101
UBS Preferred Funding Trust V		
6.243%, 5-29-49	200	207
		685

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United States (Continued)		
Industrials – 0.8%		
Dynacast International LLC and Dynacast Finance, Inc.		
9.250%, 7-15-19	$ 65	$ 70
TransDigm, Inc.		
6.000%, 7-15-22	82	82
		152
Information Technology – 1.8%		
Alliance Data Systems Corp.		
5.250%, 12-1-17(B)	50	52
iGATE Corp.		
4.750%, 4-15-19	300	300
		352
Materials – 0.1%		
Hillman Group, Inc. (The)		
6.375%, 7-15-22(B)	25	24
Telecommunication Services – 3.0%		
American Tower Corp.		
3.400%, 2-15-19	125	127
T-Mobile USA, Inc.		
6.000%, 3-1-23	230	231
Verizon Communications, Inc.		
2.625%, 2-21-20(B)	214	211
		569
Total United States – 9.9%		**$ 1,899**
TOTAL CORPORATE DEBT SECURITIES – 66.2%		**$12,764**
(Cost: $13,584)		

OTHER GOVERNMENT SECURITIES(E)	Principal	Value
Argentina – 0.8%		
City of Buenos Aires		
12.500%, 4-6-15	150	152
Luxembourg – 0.8%		
BC Luxco 1 S.A.		
7.375%, 1-29-20	150	151
Russia – 0.9%		
Russian Federation		
3.500%, 1-16-19(B)	200	180
Venezuela – 2.1%		
Corporacion Andina de Fomento:		
3.750%, 1-15-16	155	159
1.500%, 8-8-17	250	249
		408
TOTAL OTHER GOVERNMENT SECURITIES – 4.6%		**$ 891**
(Cost: $912)		

LOANS(C)	Principal	Value
United States		
Industrials – 1.4%		
TransDigm, Inc.		
3.750%, 2-28-20	$ 274	$ 268
Materials – 0.5%		
BakerCorp International		
4.250%, 2-7-20	75	68
EP Minerals LLC		
5.500%, 7-24-20	29	29
		97
Total United States – 1.9%		**$ 365**
TOTAL LOANS – 1.9%		**$ 365**
(Cost: $373)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
United States – 16.2%		
U.S. Treasury Notes:		
0.875%, 2-28-17	250	251
0.625%, 8-31-17	1,500	1,485
0.750%, 12-31-17	1,250	1,236
1.750%, 5-15-22	145	142
		3,114
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS –16.2%		**$ 3,114**
(Cost: $3,144)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 2.8%		
Toyota Motor Credit Corp.		
0.126%, 1-7-15(F)	539	539
TOTAL SHORT-TERM SECURITIES – 2.8%		**$ 539**
(Cost: $539)		
TOTAL INVESTMENT SECURITIES – 98.7%		**$19,021**
(Cost: $19,829)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%		**258**
NET ASSETS – 100.0%		**$19,279**

Notes to Schedule of Investments

 *Not shown due to rounding.

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL—Brazilian Real, COP—Columbian Peso and RUB— Russian Ruble).

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014 the total value of these securities amounted to $8,512 or 44.1% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2014:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	271	U.S. Dollar	425	1-14-15	Barclays Capital, Inc.	$3	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$ 62	$ 158	$ —
Financials	268	—	—
Health Care	148	253	—
Information Technology	163	—	—
Utilities	296	—	—
Total Common Stocks	$937	$ 411	$ —
Corporate Debt Securities	—	11,985	779
Other Government Securities	—	891	—
Loans	—	336	29
United States Government Obligations	—	3,114	—
Short-Term Securities	—	539	—
Total	$937	$17,276	$808
Forward Foreign Currency Contracts	$ —	$ 3	$ —

During the period ended December 31, 2014, securities totaling $293 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Loans
Beginning Balance 1-1-14	$ 152	$ —
Net realized gain (loss)	—	(—*)
Net change in unrealized appreciation (depreciation)	(31)	(—*)
Purchases	811	29
Sales	—	(—*)
Amortization/Accretion of premium/discount	(1)	—*
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	(152)	—
Ending Balance 12-31-14	$ 779	$ 29
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 12-31-14	$ (31)	$(—*)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period.

Information about Level 3 fair value measurements:

	Fair Value at 12-31-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Corporate Debt Securities	$779	Third-party valuation service	Broker quotes
Loans	29	Third-party valuation service	Broker quotes

The following acronym is used throughout this schedule:

GTD = Guaranteed

Country Diversification

(as a % of net assets)	
United States	30.3%
Brazil	8.2%
United Kingdom	7.7%
Luxembourg	5.0%
Netherlands	4.6%
Mexico	4.0%
Singapore	3.9%
Russia	3.6%
Panama	3.0%
France	2.6%
Chile	2.6%

Country Diversification (Continued)

Argentina	2.5%
Norway	2.5%
Columbia	2.2%
Venezuela	2.1%
Cayman Islands	1.9%
United Arab Emirates	1.7%
Indonesia	1.7%
Ireland	1.4%
Austria	1.4%
British Virgin Islands	1.0%
Other Countries	2.0%
Other+	4.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of Ivy Funds VIP International Growth, discusses positioning, performance and results for the fiscal year ended December 31, 2014. Effective August 4, 2014, Ms. Ross assumed portfolio management responsibilities for Ivy Funds VIP International Growth from Chace Brundige. Ms. Ross has 19 years of industry experience. In November of 2014, Ivy Funds VIP International Growth expanded its investment strategy to include stocks of U.S. companies. Effective January 1, 2015, the Portfolio changed its name to Ivy Funds VIP Global Growth to reflect its global focus.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Global Growth	0.96%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Growth Index	–4.43%
(generally reflects the performance of international growth stocks)	
MSCI World Index	4.94%
(generally reflects the performance of securities markets around the world)	
Lipper Variable Annuity International Large-Cap Growth Funds Universe Average	–2.71%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Effective January 2015, the Portfolio's benchmark changed from the MSCI EAFE Growth Index to the MSCI World Index, which is more reflective of the types of securities in which the Portfolio invests under its expanded investment strategy.

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Economic uncertainty dominates markets

Equity market volatility continued to increase throughout the year on continued uncertainty surrounding global growth rates. The U.S. dollar generally strengthened during the period, while the yen and euro weakened. Investors favored safety as the year progressed, resulting in U.S. Treasuries being the big asset class winner for 2014. U.S. stocks continued to lead most other major global equity markets, buoyed by solid consumer spending, an improving unemployment rate and relatively solid gross domestic product (GDP) growth. European equities performed poorly as many indicators of growth in Europe weakened, including inflation, employment, wages and yields. Japan underperformed the U.S. and outperformed Europe during the year but not without considerable volatility and pressure on the yen. While emerging markets had a solid start to the year, they generally ended in negative territory, adversely impacted by the significant decline in commodity prices during the fourth quarter. The macroeconomic environment was a significant driver of asset class performance during the year, as economies levered to consumption tended to outperform those levered to commodities.

Global economic growth continued to slow despite an ongoing policy of central bank easing. European growth remains weak despite multiple easing steps initiated during the past few months. We think emerging markets, which tend to have more exposure to commodity production, are generally facing weaker growth, currency declines and pressure on commodity prices.

During the year, healthcare was one of the strongest performing sectors, while energy stocks posted materially negative returns. Commodity prices in energy dropped significantly in the second half of the year, creating fear of energy production cuts and negative earnings revisions in the sector.

Outperformance for the year

The Portfolio outperformed the MSCI EAFE Growth Index, and underperformed the MSCI World Index (the new benchmark effective January 1, 2015) for the fiscal period ended December 31, 2014. Stock selection in healthcare and technology, accompanied by a relative overweight to those outperforming sectors, were the top contributors to performance for the period. Increased exposure to U.S. stocks, as well as currency hedging against the yen and euro via forward currency contracts, both contributed to positive performance, particularly in the second half of the year. Poor stock selection in financials and industrials, along with an overweight to energy stocks, contributed negatively to performance.

We are taking advantage of increased equity volatility by adding positions in strong structural growth companies throughout the world that have sustainable competitive advantages. Despite the recent relative outperformance of U.S. equities, we continue to see opportunities for increased U.S. exposure as valuations for some U.S. growth stocks are relatively more attractive than international competitors. We also see opportunities to add to positions in European and Japanese exporters with strong global brands that benefit from a weakening local market currency. We expect continued U.S. dollar strength and remain partially hedged against the euro and British pound.

Outlook

The Portfolio mandate was broadened from international to global, allowing for increased exposure to U.S. equities. We believe the increased focus on U.S. companies, in addition to international businesses, will allow us to select the strongest growth companies with the best opportunities for shareholder return regardless of where the business is based.

We expect continued global growth weakness. While we believe global policy will remain very accommodative, a number of challenges remain that are likely to cause intermittent equity market volatility. This includes political uncertainty in certain regions across the globe, such as in the Middle East, Ukraine and Russia; currency pressures in emerging markets; and, most notably, the impact of lower energy prices on global GDP rates. While we do not expect energy prices to remain at current levels indefinitely, the duration of weakness in commodity prices is uncertain and further pressure and timing of recovery is material to long-term global growth. Inflation across many markets is below target and we expect central bank policy to become easier rather than tighter, with additional easing from the European Central Bank and likely reluctance on the part of the U.S. Federal Reserve to raise rates too early.

We believe the likelihood of further price/earnings expansion is limited and expect market outperformers to be driven by earnings growth. Despite uncertainties in the market, we believe our portfolio of strong global growers with sustainable competitive advantages and unique products serving large end markets can continue to drive shareholder value over time.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Funds VIP Global Growth.

Global Growth(a)

Asset Allocation

Stocks	**88.5%**
Consumer Discretionary	20.0%
Health Care	18.7%
Information Technology	16.9%
Industrials	13.5%
Financials	6.3%
Consumer Staples	4.9%
Energy	3.7%
Telecommunication Services	3.5%
Materials	1.0%
Cash and Cash Equivalents	**11.5%**

Country Weightings

North America	**33.6%**
United States	31.7%
Other North America	1.9%
Europe	**32.5%**
France	9.4%
United Kingdom	8.5%
Germany	6.2%
Netherlands	3.8%
Other Europe	4.6%
Pacific Basin	**19.7%**
Japan	9.4%
China	4.4%
Other Pacific Basin	5.9%
Other	**2.7%**
Cash and Cash Equivalents	**11.5%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Fuji Heavy Industries Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Tokyo Electron Ltd.	Japan	Information Technology	Semiconductor Equipment
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Limited Brands, Inc.	United States	Consumer Discretionary	Apparel Retail
J.B. Hunt Transport Services, Inc.	United States	Industrials	Trucking
Biogen Idec, Inc.	United States	Health Care	Biotechnology
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Gilead Sciences, Inc.	United States	Health Care	Biotechnology
HCA Holdings, Inc.	United States	Health Care	Health Care Facilities

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

(a)Effective January 1, 2015, the name of International Growth has changed to Global Growth.



Global Growth[1]	....	$18,968
MSCI EAFE Growth Index	....	$16,151
MSCI World Index	....	$17,955

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	0.96%
5-year period ended 12-31-14	8.61%
10-year period ended 12-31-14	6.61%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)In November of 2014, Ivy Funds VIP International Growth expanded its investment strategy to include stocks of U.S. companies. Effective January 1, 2015, the Portfolio changed its name to Ivy Funds VIP Global Growth to reflect its global focus and changed its benchmark to MSCI World Index. For comparison purposes, the prior benchmark MSCI EAFE Growth Index is included in this report. Performance prior to November 2014 reflects the Portfolio's former international strategy and may have differed if the Portfolio's current strategy that includes investing globally had been in place.

Global Growth (in thousands)

COMMON STOCKS	Shares	Value
Australia		
Telecommunication Services – 1.8%		
Telstra Corp. Ltd.	1,625	$ 7,891
Total Australia – 1.8%		**$ 7,891**
Canada		
Industrials – 1.9%		
Canadian Pacific Railway Ltd.	43	8,237
Total Canada – 1.9%		**$ 8,237**
China		
Consumer Discretionary – 2.3%		
CAR, Inc. (A)(B)	2,551	3,305
JD.com, Inc. ADR (A)	278	6,442
		9,747
Information Technology – 2.1%		
Baidu.com, Inc. ADR (A)	40	9,228
Total China – 4.4%		**$18,975**
France		
Consumer Discretionary – 2.4%		
Compagnie Generale des Etablissements Michelin, Class B	58	5,204
Hermes International	1	531
LVMH Moet Hennessy – Louis Vuitton	31	4,841
		10,576
Industrials – 4.2%		
European Aeronautic Defence and Space Co.	130	6,410
Safran	130	8,001
Vinci	69	3,741
		18,152
Information Technology – 1.8%		
Cap Gemini S.A.	109	7,803
Materials – 1.0%		
L Air Liquide S.A.	34	4,162
Total France – 9.4%		**$40,693**
Germany		
Consumer Discretionary – 2.1%		
Continental AG	43	9,055
Health Care – 4.1%		
Bayer AG	58	7,896
Fresenius SE & Co. KGaA	187	9,741
		17,637
Total Germany – 6.2%		**$26,692**
India		
Consumer Staples – 1.4%		
ITC Ltd.	1,017	5,924
Total India – 1.4%		**$ 5,924**
Israel		
Health Care – 2.7%		
Teva Pharmaceutical Industries Ltd. ADR	202	$11,626
Total Israel – 2.7%		**$11,626**
Italy		
Financials – 1.3%		
Azimut Holding S.p.A.	263	5,713
Total Italy – 1.3%		**$ 5,713**
Japan		
Consumer Discretionary – 4.1%		
Fuji Heavy Industries Ltd.	506	17,888
Industrials – 2.6%		
Komatsu Ltd.	306	6,774
Mitsubishi Electric Corp.	369	4,383
		11,157
Information Technology – 2.7%		
Tokyo Electron Ltd.	154	11,670
Total Japan – 9.4%		**$40,715**
Macau		
Consumer Discretionary – 1.3%		
Galaxy Entertainment Group	984	5,468
Total Macau – 1.3%		**$ 5,468**
Netherlands		
Consumer Discretionary – 1.3%		
Koninklijke Philips Electronics N.V., Ordinary Shares	188	5,447
Information Technology – 2.5%		
ASML Holding N.V., NY Registry Shares	49	5,290
NXP Semiconductors N.V. (A)	74	5,648
		10,938
Total Netherlands – 3.8%		**$16,385**
Spain		
Financials – 1.6%		
CaixaBank S.A.	1,320	6,916
Total Spain – 1.6%		**$ 6,916**
Switzerland		
Health Care – 1.7%		
Novartis AG, Registered Shares	77	7,138
Total Switzerland – 1.7%		**$ 7,138**
Taiwan		
Information Technology – 1.4%		
MediaTek, Inc.	427	6,207
Total Taiwan – 1.4%		**$ 6,207**
United Kingdom		
Consumer Staples – 1.5%		
SABMiller plc	123	$ 6,413
Energy – 1.3%		
Royal Dutch Shell plc, Class A	172	5,737
Financials – 3.4%		
Aviva plc	593	4,457
Prudential plc	441	10,185
		14,642
Health Care – 1.6%		
Shire plc	99	7,031
Industrials – 0.7%		
Capita Group plc (The)	163	2,728
Total United Kingdom – 8.5%		**$36,551**
United States		
Consumer Discretionary – 6.5%		
Amazon.com, Inc. (A)	30	9,452
Hilton Worldwide Holdings, Inc. (A)	294	7,658
Limited Brands, Inc.	125	10,777
		27,887
Consumer Staples – 2.0%		
InBev N.V.	78	8,727
Energy – 2.4%		
Halliburton Co.	139	5,462
Schlumberger Ltd.	58	4,966
		10,428
Health Care – 8.6%		
Biogen Idec, Inc. (A)	30	10,316
Gilead Sciences, Inc. (A)	107	10,128
HCA Holdings, Inc. (A)	134	9,820
Medtronic, Inc.	95	6,841
		37,105
Industrials – 4.1%		
J.B. Hunt Transport Services, Inc.	127	10,716
Kansas City Southern	55	6,725
		17,441
Information Technology – 6.4%		
Cognizant Technology Solutions Corp., Class A (A)	181	9,528
Micron Technology, Inc. (A)	86	3,025
Veeco Instruments, Inc. (A)	54	1,896
Visa, Inc., Class A	50	13,157
		27,606

Global Growth *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Telecommunication Services – 1.7%		
SBA Communications Corp. (A)	67	$ 7,450
Total United States – 31.7%		$136,644
TOTAL COMMON STOCKS – 88.5%		$381,775
(Cost: $335,527)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 10.3%		
Air Products and Chemicals, Inc.		
0.160%, 1-21-15	$4,800	4,800
CVS Caremark Corp.		
0.450%, 1-13-15	2,000	2,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (C) (Continued)		
Eli Lilly and Co.		
0.180%, 3-25-15	$ 5,000	$ 4,998
Illinois Tool Works, Inc.		
0.130%, 1-6-15	4,000	4,000
Kellogg Co.		
0.390%, 1-13-15	4,206	4,205
NBCUniversal Enterprise, Inc.		
0.340%, 1-13-15	6,000	5,999
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank)		
0.120%, 1-13-15	10,500	10,499
Wal-Mart Stores, Inc.		
0.090%, 1-13-15	8,000	8,000
		44,501

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.7%		
Toyota Motor Credit Corp.		
0.126%, 1-7-15 (D) . . .	$3,005	$ 3,005
TOTAL SHORT-TERM SECURITIES – 11.0%		$ 47,506
(Cost: $47,506)		
TOTAL INVESTMENT SECURITIES – 99.5%		$429,281
(Cost: $383,033)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		2,182
NET ASSETS – 100.0%		$431,463

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014 the total value of these securities amounted to $3,305 or 0.8% of net assets.

(C) Rate shown is the yield to maturity at December 31, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2014:

Currency to be Delivered			Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	11,000	U.S. Dollar	17,250		1–14–15	Morgan Stanley International	$ 107	$—
Euro	41,945	U.S. Dollar	52,127		1–14–15	Morgan Stanley International	1,366	—
							$1,473	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 34,329	$ 48,434	$3,305
Consumer Staples	—	21,064	—
Energy	10,428	5,737	—
Financials	—	27,271	—
Health Care	48,731	31,806	—
Industrials	25,678	32,037	—
Information Technology	47,772	25,680	—
Materials	—	4,162	—
Telecommunication Services	7,450	7,891	—
Total Common Stocks	$174,388	$204,082	$3,305
Short-Term Securities	—	47,506	—
Total	$174,388	$251,588	$3,305
Forward Foreign Currency Contracts	$ —	$ 1,473	$ —

During the period ended December 31, 2014, securities totaling $200,720 were transferred from Level 1 to Level 2. These transfers were the result of fair value prodedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Consumer Discretionary	20.0%
Health Care	18.7%
Information Technology	16.9%
Industrials	13.5%
Financials	6.3%
Consumer Staples	4.9%
Energy	3.7%
Telecommunication Services	3.5%
Materials	1.0%
Other[+]	11.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Global Natural Resources



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Funds VIP Global Natural Resources, discusses positioning, performance and results for the fiscal year ended December 31, 2014. Mr. Ginther has 19 years of industry experience and has managed the Portfolio since July 2, 2013.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Global Natural Resources	−13.04%
Benchmark(s)/Lipper Category	
Lipper Variable Annuity Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	−12.58%
MSCI AC World IMI 55% Energy + 45% Materials Index (generally reflects the performance of the energy and materials stocks in developed and emerging markets.)	−11.32%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Oil price plunge adds pressure

U.S. equities closed the fiscal year with gains across the broad market indexes, again reaching record-high levels after a year that saw steady gains. Global equities in general also finished the year slightly higher.

Crude oil prices plunged worldwide late in the year, reaching levels not seen since 2009. The price fall was prompted by forecasts of reduced global demand and unwillingness by OPEC to cut production at its meeting in November to defend crude oil prices. The oil price decline pressured stocks and raised concerns that the price tumble, if sustained, could stall economic growth in some regions.

U.S. economic indicators continued to show steady growth during the year. The U.S. remained the leader in economic growth among developed countries. Growth forecasts for Europe were revised lower late in the year and the European Central Bank indicated its intent to provide economic stimulus, although it had not taken action by year end.

Commodities prices declined at an accelerating pace as the year came to a close, reflecting the low-growth, low-inflation environment around the world that had been in place all year. A stronger U.S. dollar against most world currencies also pressured commodities prices, which are priced in dollars on world markets.

Portfolio

The Portfolio finished another difficult year for natural resources with a negative return that was slightly greater than the negative return of its benchmark index and its peer group average. The result for the full year came despite the Portfolio's positive performance during the first half of the year.

The underperformance relative to the benchmark index primarily was because of the allocation to the energy sector throughout the year compared to the benchmark's holdings. For example, while the benchmark index holds 55% in the energy sector at any given time, the Portfolio closed the year with a 63.94% allocation to energy, based on equity assets. While this positioning benefitted the Portfolio through much of the year, the energy sector experienced broad declines during the closing months of 2014 on concerns about a global oversupply of oil stemming from weak global demand combined with growth in the global production of oil. Most of this production growth was from the U.S.

In addition, 45.5% of the total Portfolio was held in two particular industries, Oil & Gas Equipment and Services as well as Oil & Gas Exploration and Production. The five greatest contributors to the Portfolio's performance were Canadian Pacific Railway; Energy Transfer Equity; PPG Industries; EOG Resources; and Shell Midstream Partners. The five greatest detractors were Freeport-McMoRan Copper & Gold; BHP Billiton; Halliburton; Noble Energy; and Continental Resources.

We typically hedge foreign currency exposure using forward foreign currency contracts. These derivatives positions were positive contributors to performance as the U.S. dollar strengthened.

The oil industry remains a major focus for the Portfolio, especially through companies involved in equipment & services, exploration & production and transportation industries. The increase in shale oil production from key basins in North America also remains an important focus for energy holdings.

Outlook

We think the U.S. will continue to have steady economic growth and low inflation in 2015 and expect it to lead the developed countries. We also believe economic growth will continue globally, although at a mild rate.

We think commodities remain in a low-demand environment because of this slow pace of the global economy. Commodities prices persisted at weaker levels during the year and we think that will continue until global economic growth gains momentum. We think major commodities companies will continue to focus on managing costs and capital expenditures as a result. The prospects for growth have improved in several emerging countries, but not to a level sufficient to greatly increase demand.

We think global energy demand will continue to grow, although at a slower pace than previously forecast. In our view, lower oil prices will prompt cuts in capital expenditures at energy companies, which we think in turn will reduce the growth rate of global production. We also think the plunge in crude oil prices is unlikely to be sustainable in the long term. We remain concerned about heightened geopolitical risks related to the Mideast and Russia, and believe these will continue to overhang markets and generate uncertainty.

We will continue to use our top-down, fundamental research process in seeking companies that may benefit from a stronger rebound in economic activity and the growth in demand that may result.

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Commodity trading, including trading in precious metals, is generally considered speculative because of the significant potential for investment loss. Markets for commodities are likely to be volatile and there may be sharp price fluctuations even during periods when prices overall are rising. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Global Natural Resources.

Global Natural Resources

ALL DATA IS AS OF DECEMBER 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**96.4%**
Energy	61.6%
Materials	22.0%
Industrials	11.1%
Financials	1.7%
Utilities	0.0%
Cash and Cash Equivalents	**3.6%**

Country Weightings

North America	**84.7%**
United States	77.5%
Canada	7.2%
Europe	**11.7%**
United Kingdom	8.2%
Other Europe	3.5%
Pacific Basin	**0.0%**
Cash and Cash Equivalents	**3.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Dow Chemical Co. (The)	United States	Materials	Diversified Chemicals
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Suncor Energy, Inc.	Canada	Energy	Integrated Oil & Gas
BHP Billiton plc	United Kingdom	Materials	Diversified Metals & Mining
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Canadian Pacific Railway Ltd.	Canada	Industrials	Railroads
LyondellBasell Industries N.V., Class A	United States	Materials	Specialty Chemicals

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) Blended index is represented by 55% of the MSCI AC World IMI Energy and 45% of the MSCI AC World IMI Materials Index.

Average Annual Total Return[3]	
1-year period ended 12-31-14	-13.04%
5-year period ended 12-31-14	-2.56%
10-year period ended 12-31-14	—
Since inception of Portfolio[4] through 12-31-14	3.03%

(3) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(4) 4-28-05 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Global Natural Resources (in thousands) DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Canada		
Energy – 4.3%		
Canadian Natural Resources Ltd.	69	$ 2,118
Suncor Energy, Inc.	132	4,199
		6,317
Industrials – 2.6%		
Canadian Pacific Railway Ltd.	20	3,796
Materials – 0.3%		
Yamana Gold, Inc.	97	391
Total Canada –7.2%		**$10,504**
China		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd.	1,900	—
Total China – 0.0%		**$ —**
France		
Materials – 0.6%		
L Air Liquide S.A.	7	922
Total France – 0.6%		**$ 922**
Netherlands		
Energy – 1.0%		
Core Laboratories N.V.	12	1,456
Total Netherlands – 1.0%		**$ 1,456**
Switzerland		
Energy – 1.9%		
Weatherford International Ltd. (A)	246	2,822
Total Switzerland – 1.9%		**$ 2,822**
United Kingdom		
Industrials – 1.0%		
Pentair, Inc.	22	1,448
Materials – 7.2%		
Anglo American plc	33	605
BHP Billiton plc	191	4,101
Randgold Resources Ltd. ADR	13	863
Rio Tinto plc	106	4,891
		10,460
Total United Kingdom – 8.2%		**$11,908**
United States		
Energy – 54.4%		
Anadarko Petroleum Corp.	36	2,933
Antero Resources Corp. (A)	33	1,343
Baker Hughes, Inc.	77	4,329
Cabot Oil & Gas Corp.	54	1,589
Cameron International Corp. (A)	42	2,118
Cimarex Energy Co.	15	1,627
Concho Resources, Inc. (A)	24	2,404
ConocoPhillips	23	1,599

COMMON STOCKS (Continued)	Shares	Value
Energy (Continued)		
Continental Resources, Inc. (A)	65	$ 2,482
Dril-Quip, Inc. (A)	20	1,531
Energy Transfer Equity L.P.	42	2,401
EOG Resources, Inc.	43	3,945
Exxon Mobil Corp.	8	777
FMC Technologies, Inc. (A)	52	2,417
Forum Energy Technologies, Inc. (A)	73	1,516
Gulfport Energy Corp. (A)	19	772
Halliburton Co.	155	6,078
Marathon Petroleum Corp.	40	3,619
MarkWest Energy Partners L.P.	25	1,680
National Oilwell Varco, Inc.	23	1,504
Newfield Exploration Co. (A)	25	666
Noble Energy, Inc.	65	3,059
Occidental Petroleum Corp.	18	1,479
Oceaneering International, Inc.	13	735
Phillips 66	45	3,216
Pioneer Natural Resources Co.	18	2,635
Plains GP Holdings L.P., Class A	54	1,398
Rice Energy, Inc. (A)	74	1,555
Rice Midstream Partners L.P. (A)	51	852
Schlumberger Ltd.	90	7,674
Shell Midstream Partners L.P. (A)	22	897
Southwestern Energy Co. (A)	42	1,139
Superior Energy Services, Inc.	93	1,869
Tesoro Corp.	14	1,033
Valero Energy Corp.	35	1,750
Valero Energy Partners L.P.	14	605
Williams Co., Inc. (The)	44	1,993
		79,219
Financials – 1.7%		
CME Group, Inc.	28	2,509
Industrials – 7.5%		
Caterpillar, Inc.	34	3,080
Flowserve Corp.	53	3,147
Fluor Corp.	24	1,467
Joy Global, Inc.	48	2,242
Kansas City Southern	8	1,001
		10,937
Materials – 13.9%		
Airgas, Inc.	9	996
Dow Chemical Co. (The)	124	5,663
Eastman Chemical Co.	22	1,673
Freeport-McMoRan Copper & Gold, Inc., Class B	142	3,314

COMMON STOCKS (Continued)	Shares	Value
Materials (Continued)		
LyondellBasell Industries N.V., Class A	47	$ 3,712
PPG Industries, Inc.	9	2,184
Southern Copper Corp.	61	1,724
Westlake Chemical Partners L.P.	32	933
		20,199
Total United States – 77.5%		**$112,864**
TOTAL COMMON STOCKS – 96.4%		**$140,476**
(Cost: $152,431)		
PREFERRED STOCKS		
United States		
Utilities – 0.0%		
Konarka Technologies, Inc., 8.000% Cumulative (A)(B)	68	—
Total United States – 0.0%		**$ —**
TOTAL PREFERRED STOCKS – 0.0%		**$ —**
(Cost: $211)		
SHORT-TERM SECURITIES	**Principal**	
Commercial Paper (C) – 6.0%		
Exxon Mobil Corp. 0.010%, 1-2-15	$2,810	2,810
Wal-Mart Stores, Inc. 0.090%, 1-13-15	4,000	4,000
Walt Disney Co. (The) 0.060%, 2-17-15	2,000	2,000
		8,810
Master Note – 1.3%		
Toyota Motor Credit Corp. 0.126%, 1-7-15 (D)	1,832	1,832
TOTAL SHORT-TERM SECURITIES – 7.3%		**$ 10,642**
(Cost: $10,642)		
TOTAL INVESTMENT SECURITIES – 103.7%		**$151,118**
(Cost: $163,284)		
LIABILITIES, NET OF CASH AND OTHER ASSETS –(3.7)%		**(5,436)**
NET ASSETS – 100.0%		**$145,682**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Restricted security. At December 31, 2014, the Portfolio owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000% Cumulative	8–31–07	68	$211	$—

The total value of this security represented 0.0% of net assets at December 31, 2014.

(C) Rate shown is the yield to maturity at December 31, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2014:

Currency to be Delivered			Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	1,440	U.S. Dollar	2,259	1–14–15	State Street Global Markets	$ 14	$—
British Pound	4,267	U.S. Dollar	6,693	1–14–15	UBS AG	43	—
Canadian Dollar	4,817	U.S. Dollar	4,217	1–14–15	UBS AG	71	—
Euro	727	U.S. Dollar	890	1–14–15	UBS AG	10	—
						$138	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$ 89,814	$ —	$ —
Financials	2,509	—	—
Industrials	16,181	—	—
Materials	21,453	10,519	—
Total Common Stocks	$129,957	$10,519	$ —
Short-Term Securities	—	10,642	—
Total	$129,957	$21,161	$ —
Forward Foreign Currency Contracts	$ —	$ 139	$ —

During the period ended December 31, 2014, securities totaling $11,691 were transferred from Level 1 to Level 2. These transfers were the result of fair value prodedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Energy	61.6%
Materials	22.0%
Industrials	11.1%
Financials	1.7%
Utilities	0.0%
Other+	3.6%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Growth



Daniel P. Decker



Philip J. Sanders

Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of Ivy Funds VIP Growth, discuss positioning, performance and results for the fiscal year ended December 31, 2014. Mr. Becker has managed the Portfolio since 2006 and Mr. Sanders has managed the Portfolio since 1998. Both men have 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Growth	11.81%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	13.05%
Lipper Variable Annuity Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.04%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Key drivers

The U.S equity market posted another year of solid gains, despite ongoing macroeconomic and geopolitical concerns. In an uncertain world, the U.S. economy remains a relative standout on the global stage. While growth has been disappointing in Europe, Japan, China and most emerging markets, the U.S. economic expansion remains on solid footing — supported by steady improvement in the labor market, solid housing and auto sales, rising consumer confidence and record high levels of corporate profitability. Within the overall market, however, sector performance was quite diverse and large-cap stocks outperformed small caps by the widest margin since 1998.

Market conditions

The second half of 2014 introduced two complicating factors to an already complex investment environment – a rising U.S. dollar relative to most other currencies and the collapse in oil prices. We attribute recent dollar strength primarily to the decoupling of the U.S. and other international economies. While this could encourage capital flows to the U.S. and be supportive of our markets as a whole, it is also likely to be an earnings headwind for many multinational companies with extensive overseas operations.

With respect to lower energy prices, we believe this will ultimately prove to be a net benefit to U.S. economic growth as more than two-thirds of our country's spending is consumer-based. However, the quickness of the price decline is already having a disruptive effect on several industries and regions of the U.S. that are tied to operating, supporting and building out our country's energy infrastructure. We are also cognizant of the fact that a great deal of capital has flowed to the energy industry in recent years on the assumption that oil prices would remain relatively high. Consequently, we expect some loan defaults resulting in potential dislocations in the credit markets. In fact, we are already seeing a significant widening of credit spreads in the energy portion of the high yield market and a decline in credit availability to many energy-related companies.

Internationally speaking, the impact is likely to be a mixed bag. Key developed economies like Europe and Japan, along with China and India, should be beneficiaries of lower oil prices. However, a host of other major regions/countries such as the Middle East, Russia and Brazil are likely to be negatively impacted in a meaningful way from a prolonged downturn in energy prices. Even smaller countries could pose some risk to the global growth outlook to the extent their export-based economies are hurt by falling commodity prices and dollar-based loans have to be paid back with weaker currencies.

Contributors and detractors

For the year, the Portfolio modestly lagged the Russell 1000 Growth Index, but ranked favorably in its competitive universe in what proved to be a very challenging year for active managers.

There were no meaningful changes to the Portfolio's investment approach over the past year. Our philosophy and investment process has remained steadfast and consistent over time — focusing on structurally advantaged companies that we believe can generate superior levels of profitability and growth over the long-term. One primary area of emphasis for the Portfolio over the past year was the health care sector, where an overweighting, combined with strong stock selection, was a key driver of performance. Notable standouts during the year included HCA Holdings, Inc., Gilead Sciences, Inc. and Celgene Corp. While the Portfolio's underweighting in the weak performing energy sector also proved beneficial to performance, this was offset by some holdings in industrials that underperformed because a portion of their business is tied to this sector.

Performance was also held back by the Portfolio's overweighting and unfavorable stock selection in the consumer discretionary sector. In particular, performance was hurt by our holdings in Las Vegas Sands, Inc. and Wynn Resorts, which were negatively impacted by a meaningful slowdown in the Macau gaming market; and by CBS Corp., which suffered from a weak advertising market. Performance was also hindered by a lack of meaningful exposure to the strong performing consumer staples sector. Portfolio repositioning during the year focused on reducing our energy, industrials and consumer discretionary holdings amid weakening end markets and unfavorable currency headwinds, with the bulk of the proceeds being reinvested in the health care and technology sectors.

Outlook

Looking forward, we continue to be mindful of the various global macroeconomic risks that currently exist. The recent turmoil in the energy markets, which is stoking global deflation fears, is just the latest in a litany of potential capital market problems. Add to this the ongoing concerns regarding the eventual normalization of Federal Reserve monetary policy, the faltering European recovery, slowing growth in emerging markets and the never-ending geopolitical risks, and there certainly exists the potential for some disturbing headlines. However, as we have indicated in the past, we will also remain focused on individual company fundamentals, where the news appears much more encouraging. Generally speaking, we believe most corporate balance sheets, cash flows and profitability levels remain in great shape.

Furthermore, we believe the current slow global growth environment, where true sustainable growth and prosperity is becoming more challenging, will continue to provide a favorable backdrop for the large-cap growth asset class. In our view, strong market leaders possessing defensible structural advantages, the main tenet of the Portfolio's investment process, have never been better equipped to defend and strengthen their competitive positions.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Growth.

Growth

Asset Allocation

Stocks	**96.7%**
Information Technology	28.1%
Consumer Discretionary	25.0%
Health Care	21.9%
Industrials	12.6%
Consumer Staples	3.1%
Telecommunication Services	2.5%
Energy	2.3%
Materials	1.2%
Cash and Cash Equivalents	**3.3%**

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Gilead Sciences, Inc.	Health Care	Biotechnology
Biogen Idec, Inc.	Health Care	Biotechnology
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Canadian Pacific Railway Ltd.	Industrials	Railroads
Union Pacific Corp.	Industrials	Railroads
HCA Holdings, Inc.	Health Care	Health Care Facilities
Celgene Corp.	Health Care	Biotechnology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



——— Growth[1]	$23,541
·········· Russell 1000 Growth Index	$22,594

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	11.81%
5-year period ended 12-31-14	14.61%
10-year period ended 12-31-14	8.94%

(2) *Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Growth *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.2%		
Limited Brands, Inc.	116	$ 10,040
Apparel, Accessories & Luxury Goods – 0.6%		
Under Armour, Inc., Class A (A)	79	5,351
Automotive Retail – 2.5%		
AutoZone, Inc. (A)	16	10,153
O'Reilly Automotive, Inc. (A)	58	11,230
		21,383
Broadcasting – 1.0%		
CBS Corp., Class B	165	9,142
Cable & Satellite – 2.0%		
Comcast Corp., Class A	296	17,188
Casinos & Gaming – 1.3%		
Las Vegas Sands, Inc.	109	6,339
Wynn Resorts Ltd.	32	4,790
		11,129
Consumer Electronics – 2.1%		
Harman International Industries, Inc.	173	18,407
Footwear – 1.7%		
NIKE, Inc., Class B	156	14,990
Home Improvement Retail – 3.5%		
Home Depot, Inc. (The)	290	30,431
Hotels, Resorts & Cruise Lines – 2.5%		
Hilton Worldwide Holdings, Inc. (A)	610	15,913
Starwood Hotels & Resorts Worldwide, Inc.	76	6,125
		22,038
Internet Retail – 3.4%		
Amazon.com, Inc. (A)	45	14,090
Netflix, Inc. (A)	11	3,758
priceline.com, Inc. (A)	10	11,744
		29,592
Motorcycle Manufacturers – 1.9%		
Harley-Davidson, Inc.	245	16,115
Movies & Entertainment – 0.5%		
Twenty-First Century Fox, Inc., Class A	123	4,724
Specialty Stores – 0.8%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	58	7,376
Total Consumer Discretionary – 25.0%		**217,906**
Consumer Staples		
Brewers – 2.2%		
Anheuser-Busch InBev S.A. ADR	169	$ 19,016
Tobacco – 0.9%		
Philip Morris International, Inc.	103	8,422
Total Consumer Staples – 3.1%		**27,438**
Energy		
Oil & Gas Equipment & Services – 1.5%		
Schlumberger Ltd.	156	13,320
Oil & Gas Exploration & Production – 0.8%		
EOG Resources, Inc.	71	6,500
Total Energy – 2.3%		**19,820**
Health Care		
Biotechnology – 12.9%		
Alexion Pharmaceuticals, Inc. (A)	20	3,756
Amgen, Inc.	78	12,393
Biogen Idec, Inc. (A)	105	35,710
Celgene Corp. (A)	219	24,464
Gilead Sciences, Inc. (A)	381	35,866
		112,189
Health Care Facilities – 3.0%		
HCA Holdings, Inc. (A)	355	26,068
Pharmaceuticals – 6.0%		
Actavis plc (A)	34	8,700
Allergan, Inc.	94	19,983
Bristol-Myers Squibb Co.	202	11,942
Johnson & Johnson	114	11,890
		52,515
Total Health Care – 21.9%		**190,772**
Industrials		
Aerospace & Defense – 4.3%		
Boeing Co. (The)	154	20,030
Precision Castparts Corp.	73	17,536
		37,566
Industrial Conglomerates – 0.8%		
Danaher Corp.	82	7,011
Railroads – 7.5%		
Canadian Pacific Railway Ltd.	142	27,381
Kansas City Southern	97	11,776
Union Pacific Corp.	221	26,340
		65,497
Total Industrials – 12.6%		**110,074**
Information Technology		
Application Software – 1.5%		
Adobe Systems, Inc. (A)	183	13,326
Data Processing & Outsourced Services – 8.2%		
FleetCor Technologies, Inc. (A)	32	$ 4,818
MasterCard, Inc., Class A	448	38,600
Visa, Inc., Class A	107	27,924
		71,342
Internet Software & Services – 7.4%		
Facebook, Inc., Class A (A)	267	20,839
Google, Inc., Class A (A)	22	11,918
Google, Inc., Class C (A)	32	16,982
LendingClub Corp. (A)	58	1,455
LinkedIn Corp., Class A (A)	37	8,386
Twitter, Inc. (A)	140	5,015
		64,595
IT Consulting & Other Services – 1.4%		
Cognizant Technology Solutions Corp., Class A (A)	229	12,059
Semiconductor Equipment – 2.7%		
Applied Materials, Inc.	777	19,350
Lam Research Corp.	55	4,340
		23,690
Semiconductors – 1.4%		
NXP Semiconductors N.V. (A)	159	12,133
Technology Hardware, Storage & Peripherals – 5.5%		
Apple, Inc.	432	47,672
Total Information Technology – 28.1%		**244,817**
Materials		
Diversified Chemicals – 1.2%		
PPG Industries, Inc.	45	10,332
Total Materials – 1.2%		**10,332**
Telecommunication Services		
Wireless Telecommunication Service – 2.5%		
American Tower Corp., Class A	130	12,870
SBA Communications Corp. (A)	78	8,673
		21,543
Total Telecommunication Services – 2.5%		**21,543**
TOTAL COMMON STOCKS – 96.7%		**$842,702**

(Cost: $591,804)

Growth *(in thousands)* DECEMBER 31, 2014

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 3.2%		
BMW U.S. Capital LLC (GTD by BMW AG), 0.100%, 1-12-15	$5,000	$ 5,000
CVS Caremark Corp., 0.510%, 1-15-15	5,000	4,999
Federal Home Loan Bank, 0.020%, 1-26-15	1,000	1,000
Kellogg Co., 0.390%, 1-13-15	4,081	4,080
Mondelez International, Inc., 0.520%, 1-21-15	2,400	2,399
NBCUniversal Enterprise, Inc., 0.340%, 1-13-15	8,000	7,999
Wal-Mart Stores, Inc., 0.090%, 1-13-15	2,000	2,000
		27,477

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.4%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (C)	$3,642	$ 3,642
TOTAL SHORT-TERM SECURITIES – 3.6%		**$ 31,119**
(Cost: $31,120)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$873,821**
(Cost: $622,924)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		**(2,466)**
NET ASSETS – 100.0%		**$871,355**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$842,702	$ —	$—
Short-Term Securities	—	31,119	—
Total	$842,702	$31,119	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

High Income



Chad A. Gunther

Below, Chad Gunther, portfolio manager of Ivy Funds VIP High Income, discusses positioning, performance and results for the fiscal year ended December 31, 2014. Mr. Gunther was appointed Portfolio Manager on July 9, 2014. He has 17 years of industry experience. The Portfolio was previously managed by William M. Nelson.

Fiscal Year Performance

For the 12 months ended December 31, 2014	
Ivy Funds VIP High Income	1.90%
Benchmark(s) and/or Lipper Category	
BofA Merrill Lynch US High Yield Index (reflects the performance of securities generally representing the high yield sector of the bond market)	2.50%
Lipper Variable Annuity High Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.59%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

The Portfolio underperformed its benchmark, but outperformed its Lipper category average, for the fiscal year ending December 31, 2014.

Underperformance relative to the benchmark was partially attributable to the fees and expenses incurred by the Portfolio during the period. Credits in gaming, media and metals & mining helped contribute to performance while credits in energy and retail detracted from performance. The Portfolio was above its category average in bank loan holdings and lower-tier quality credits. During the fiscal year higher-quality credits outperformed lower-quality. However, the Fund benefited relative to its category average due to its individual credit selection.

Market volatility

As 2014 began the general expectation for the market was that interest rates were going to move higher, building on a trend that we saw in late 2013. However, that was not the case. Yields on the benchmark 10-year U.S. Treasury began the year at 3% before quickly moving lower and failing to touch the 3% level again. The 10-year yield ended the year 83 basis points under where it started at 2.17%.

The high-yield sector saw a couple periods of profound volatility during the year. The first round came over the summer after Federal Reserve (Fed) Chair Janet Yellen warned in July that high-yield valuations "appeared to be stretched." The comment supported some already existing anxiety in the market and, as a result, high-yield bond funds ended up recording a total of $7.9 billion in outflows in July and another $5.2 billion in outflows during August, according to Morningstar data.

Later in the year, declining oil prices sparked a second round of volatility as some investors became concerned about potential defaults by high-yield issuers in the energy sector — an area that accounts for about 14% of the market, according to Barclays data. High yield mutual funds saw significant outflows throughout December including more than $3 billion in outflows during the week ending December 17, 2014. For the year, high-yield outflows topped an estimated $20 billion, more than twice the previous record of $8.8 billion in outflows in 2005, according to J.P. Morgan data.

Credit selection is key

We believe that the events of the past year illustrate the importance of good credit selection. The core tenet of our research process continues to be focusing on in-depth research of individual issuers with a goal of identifying favorable risk/reward opportunities. Macroeconomic factors are a secondary consideration in our investment process.

We believe that some of the selling we saw in 2014 has the potential to create favorable opportunities to put new money to work. It is our view that the negative market sentiment was overplayed by the market. Traditionally, gross domestic product (GDP) growth is viewed as a positive development for credit risk because a stronger economy potentially boosts borrower income.

Although some in the financial press are predicting a wave of potential defaults in the high-yield sector, we believe that market fundamentals do not support that view. We believe that if oil prices remain exceptionally low for a lengthy period, energy defaults may begin to increase in late 2016 or early 2017. However, we do not currently expect that to happen and may increase our underweight position in energy to take advantage of opportunities as they develop.

Overall, we do expect volatility to continue. Questions continue to surround the Fed's interest rate policy and many market forecasters have begun to push back projections about when the Fed will begin to raise rates. It is our view that the Fed's bias is for lower rates and that the central bank will move cautiously and deliberately with any rate hike. However, the markets are heavily reliant on economic data. It is our view that if the data signals a robust and strengthening economy, the markets will begin to raise rates before the Fed acts.

Within the high-yield sector, we believe that the technical factors that created some of the volatility we saw in 2014 — particularly geopolitical concerns — could continue to influence markets. With the current yield-to-worst on the high yield index at 7.12% and a spread of 568 basis points versus Treasuries, it is our view that the risk reward for investors is more balanced today than at any point since the summer of 2012.

As with any mutual Portfolio, the value of the Portfolio's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP High Income.

High Income

Asset Allocation

Stocks	**0.4%**
Warrants	**0.0%**
Bonds	**93.3%**
Corporate Debt Securities	72.2%
Loans	21.1%
Cash and Cash Equivalents	**6.3%**

Quality Weightings

Investment Grade	**0.0%**
BBB	0.0%
Non-Investment Grade	**93.3%**
BB	15.8%
B	30.4%
CCC	43.7%
Non-rated	3.4%
Cash and Cash Equivalents and Equities	**6.7%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.



High Income[1]	$21,713
BofA Merrill Lynch US High Yield Index	$20,820

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	1.90%
5-year period ended 12-31-14	10.06%
10-year period ended 12-31-14	8.06%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS

	Shares	Value
Consumer Discretionary		
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B(A)	—*	$ 56
Total Consumer Discretionary – 0.0%		56
Energy		
Oil & Gas Storage & Transportation – 0.1%		
Crestwood Midstream Partners L.P.	14	216
Inergy L.P.	33	266
		482
Total Energy – 0.1%		482
Financials		
Consumer Finance – 0.1%		
JG Wentworth Co. (A)	82	870
Total Financials – 0.1%		870
Industrials		
Railroads – 0.0%		
Kansas City Southern	3	342
Total Industrials – 0.0%		342
Utilities		
Gas Utilities – 0.0%		
Suburban Propane Partners L.P.	4	153
Total Utilities – 0.0%		153
TOTAL COMMON STOCKS – 0.2%		$1,903

(Cost: $1,952)

PREFERRED STOCKS

	Shares	Value
Financials		
Consumer Finance – 0.1%		
Ally Financial, Inc., 8.125%	22	581
Ally Financial, Inc., 8.500%	18	474
		1,055
Total Financials – 0.1%		1,055
Materials		
Steel – 0.1%		
ArcelorMittal, 6.000%, Convertible	23	396
Total Materials – 0.1%		396
TOTAL PREFERRED STOCKS – 0.2%		$1,451

(Cost: $1,525)

WARRANTS

	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5-15-18 (B)	1	$ 39
TOTAL WARRANTS – 0.0%		$ 39

(Cost: $72)

CORPORATE DEBT SECURITIES

	Principal	Value
Consumer Discretionary		
Advertising – 0.8%		
Acosta, Inc., 7.750%, 10-1-22 (C)	$4,685	4,744
Lamar Media Corp., 5.375%, 1-15-24	1,376	1,417
		6,161
Apparel Retail – 2.2%		
Bon-Ton Stores, Inc. (The), 8.000%, 6-15-21	4,274	3,569
Chinos Intermediate Holdings A, Inc., 7.750%, 5-1-19 (C)(D)	4,241	3,753
Gymboree Corp. (The), 9.125%, 12-1-18	3,219	1,239
Hot Topic, Inc., 9.250%, 6-15-21 (C)	1,670	1,787
HT Intermediate Holdings Corp., 12.000%, 5-15-19 (C)(D)	391	399
Neiman Marcus Group Ltd., Inc., 8.000%, 10-15-21 (C)	3,152	3,333
Nine West Holdings, Inc., 8.250%, 3-15-19 (C)	4,381	3,658
		17,738
Auto Parts & Equipment – 1.3%		
IDQ Acquisition Corp., 14.000%, 10-1-17 (C)(D)	2,110	2,110
IDQ Holdings, Inc., 11.500%, 4-1-17 (C)	4,021	4,262
Midas Intermediate HoldCo II LLC & Midas Intermediate Finance, Inc., 7.875%, 10-1-22 (C)	2,209	2,143
Schaeffler Finance B.V.:		
4.250%, 5-15-21 (C)	1,553	1,514
6.750%, 11-15-22 (C)(D)	510	533
		10,562
Automobile Manufacturers – 0.6%		
Group 1 Automotive, Inc., 5.000%, 6-1-22 (C)	1,260	1,232
Jaguar Land Rover plc, 5.625%, 2-1-23 (C)	1,458	1,534
Navistar International Corp., 8.250%, 11-1-21	2,248	2,217
		4,983

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Automotive Retail – 0.7%		
Asbury Automotive Group, Inc., 6.000%, 12-15-24 (C)	$ 1,645	$ 1,674
Sonic Automotive, Inc., 5.000%, 5-15-23	4,227	4,100
		5,774
Broadcasting – 2.1%		
CBS Outdoor Americas, Inc.:		
5.250%, 2-15-22 (C)	743	749
5.625%, 2-15-24 (C)	500	502
Clear Channel Outdoor Holdings, Inc., 6.500%, 11-15-22	4,494	4,613
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3-15-20	221	229
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3-15-20	1,780	1,873
Cumulus Media, Inc., 7.750%, 5-1-19	3,815	3,853
WideOpenWest Finance LLC and WideOpenWest Capital Corp.:		
10.250%, 7-15-19	4,208	4,382
13.375%, 10-15-19	1,248	1,314
		17,515
Cable & Satellite – 5.0%		
Altice S.A.:		
7.250%, 5-15-22 (C)(E)	EUR 256	314
7.750%, 5-15-22 (C)	$ 2,391	2,396
Cablevision Systems Corp., 5.875%, 9-15-22	2,593	2,625
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.250%, 3-15-21	293	295
5.250%, 9-30-22	390	389
5.125%, 2-15-23	390	381
5.750%, 9-1-23	98	99
5.750%, 1-15-24	2,519	2,544
CCOH Safari LLC:		
5.500%, 12-1-22	1,939	1,968
5.750%, 12-1-24	2,910	2,943
DISH DBS Corp.:		
6.750%, 6-1-21	836	899
5.875%, 7-15-22	910	933
5.000%, 3-15-23	418	404
LYNX I Corp., 5.375%, 4-15-21 (C)	488	504
LYNX II Corp., 6.375%, 4-15-23 (C)	146	153
Numericable Group S.A., 6.000%, 5-15-22 (C)	1,134	1,140
Sirius XM Radio, Inc.:		
5.875%, 10-1-20 (C)	1,645	1,694
4.625%, 5-15-23 (C)	4,936	4,615
6.000%, 7-15-24 (C)	8,000	8,200
VTR Finance B.V., 6.875%, 1-15-24 (C)	6,735	6,870

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7-15-19 (C)(D)	$ 553	$ 556
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9-1-20 (C) . .	673	717
		40,639
Casinos & Gaming – 1.0%		
Gateway Casinos & Entertainment Ltd., 8.500%, 11-26-20 (C)(E) . . . CAD	1,718	1,455
MCE Finance Ltd., 5.000%, 2-15-21 (C) . . . . $	3,324	3,108
Wynn Macau Ltd., 5.250%, 10-15-21 (C)	3,529	3,317
		7,880
Distributors – 1.1%		
LKQ Corp., 4.750%, 5-15-23	2,250	2,160
Pinnacle Operating Corp., 9.000%, 11-15-20 (C)	6,983	7,192
		9,352
Education Services – 2.1%		
Laureate Education, Inc., 9.750%, 9-1-19 (C)(F)	16,603	17,101
Home Furnishings – 0.2%		
Empire Today LLC and Empire Today Finance Corp., 11.375%, 2-1-17 (C)	2,371	1,755
Hotels, Resorts & Cruise Lines – 0.2%		
Ryman Hospitality Properties, Inc., 5.000%, 4-15-21	1,898	1,889
Leisure Facilities – 0.4%		
Palace Entertainment Holdings LLC, 8.875%, 4-15-17 (C)	1,742	1,768
Regal Entertainment Group, 5.750%, 2-1-25	1,805	1,661
		3,429
Movies & Entertainment – 0.4%		
AMC Entertainment, Inc., 5.875%, 2-15-22	1,509	1,532

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment (Continued)		
WMG Acquisition Corp.: 5.625%, 4-15-22 (C) . . . . . . $	251	$ 243
6.750%, 4-15-22 (C)	1,176	1,070
		2,845
Specialized Consumer Services – 3.1%		
AA Bond Co. Ltd., 9.500%, 7-31-19 (C)(E) . . . . GBP	1,750	2,999
B-Corp Merger Sub, Inc., 8.250%, 6-1-19 . . . . . $	6,528	5,908
Carlson Travel Holdings, 7.500%, 8-15-19 (C)(D)	1,390	1,401
Carlson Wagonlit B.V.: 6.875%, 6-15-19 (C)	2,674	2,794
7.500%, 6-15-19 (C)(E) . . . . EUR	1,787	2,298
Emdeon, Inc., 11.000%, 12-31-19 . . $	1,204	1,309
Lansing Trade Group, 9.250%, 2-15-19 (C)	1,571	1,469
Nielsen Finance, 5.500%, 10-1-21 (C)	2,871	2,928
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4-15-22 (C)	4,385	4,407
		25,513
Specialty Stores – 3.2%		
Academy Ltd. and Academy Finance Corp., 9.250%, 8-1-19 (C) . .	671	705
Jo-Ann Stores Holdings, Inc., 9.750%, 10-15-19 (C)(D) . . .	11,527	9,798
Jo-Ann Stores, Inc., 8.125%, 3-15-19 (C)	205	191
Michaels Stores, Inc., 5.875%, 12-15-20 (C)	442	446
New Academy Finance Co. LLC, 8.000%, 6-15-18 (C)(D)	10,461	10,356
PC Nextco Holdings LLC and PC Nextco Finance, Inc., 8.750%, 8-15-19 (D)	1,683	1,691

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialty Stores (Continued)		
Spencer Spirit Holdings, Inc., 9.000%, 5-1-18 (C)(D) . . . . . $	3,284	$ 3,317
		26,504
Total Consumer Discretionary – 24.4%		199,640
Consumer Staples		
Agricultural Products – 0.5%		
American Seafoods Group LLC, 10.750%, 5-15-16 (C)	1,716	1,536
ASG Consolidated LLC, 15.000%, 5-15-17 (C)(D)	3,834	2,684
		4,220
Food Distributors – 3.2%		
Diamond Foods, Inc., 7.000%, 3-15-19 (C)	1,169	1,198
Simmons Foods, Inc., 7.875%, 10-1-21 (C)	5,612	5,514
Sun Merger Sub, Inc., 5.875%, 8-1-21 (C) . . .	864	881
U.S. Foodservice, Inc., 8.500%, 6-30-19	17,304	18,342
		25,935
Packaged Foods & Meats – 0.9%		
Bumble Bee Foods LLC, 9.625%, 3-15-18 (C)(D)	2,175	2,273
JBS USA LLC and JBS USA Finance, Inc., 5.875%, 7-15-24 (C) . .	4,645	4,564
Post Holdings, Inc., 7.375%, 2-15-22	977	977
		7,814
Tobacco – 0.3%		
Prestige Brands, Inc., 5.375%, 12-15-21 (C) . .	2,358	2,317
Total Consumer Staples – 4.9%		40,286
Energy		
Coal & Consumable Fuels – 0.5%		
Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8-15-21 (C) . .	3,749	3,702
Oil & Gas Drilling – 0.2%		
KCA DEUTAG UK Finance plc, 7.250%, 5-15-21 (C) . .	1,981	1,401

High Income *(in thousands)* DECEMBER 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services – 0.4%		
Brand Energy & Infrastructure Services, 8.500%, 12-1-21 (C)	$3,538	$ 3,184
Seventy Seven Energy, Inc., 6.500%, 7-15-22	664	389
		3,573
Oil & Gas Exploration & Production – 0.3%		
Chesapeake Energy Corp.:		
3.481%, 4-15-19 (F)	496	486
4.875%, 4-15-22	951	925
Rice Energy, Inc., 6.250%, 5-1-22 (C)	131	122
RSP Permian, Inc., 6.625%, 10-1-22 (C)	958	891
		2,424
Oil & Gas Refining & Marketing – 1.4%		
Offshore Drilling Holding S.A., 8.375%, 9-20-20 (C)	5,070	4,411
Offshore Group Investment Ltd.:		
7.500%, 11-1-19	3,850	2,868
7.125%, 4-1-23	1,858	1,319
Samson Investment Co., 9.750%, 2-15-20 (F)	1,964	814
Shelf Drilling Holdings Ltd., 8.625%, 11-1-18 (C)	2,827	2,318
		11,730
Total Energy – 2.8%		**22,830**
Financials		
Consumer Finance – 1.3%		
Creditcorp, 12.000%, 7-15-18 (C)	4,228	4,101
General Motors Financial Co., Inc., 4.250%, 5-15-23	429	438
Speedy Cash Intermediate Holdings Corp., 10.750%, 5-15-18 (C)	5,582	5,470
Speedy Group Holdings Corp., 12.000%, 11-15-17 (C)	986	971
		10,980
Diversified Capital Markets – 0.8%		
JLL /Delta Dutch Newco B.V., 7.500%, 2-1-22 (C)	1,037	1,053
Patriot Merger Corp., 9.000%, 7-15-21 (C)	5,253	5,502
		6,555
Investment Banking & Brokerage – 0.3%		
GFI Group, Inc., 9.625%, 7-19-18 (F)	1,735	2,004

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 3.9%		
AAF Holdings LLC and AAF Finance Co., 12.000%, 7-1-19 (C)(D)	$1,657	$ 1,607
Abengoa Finance SAU, 7.750%, 2-1-20 (C)	4,144	3,657
Balboa Merger Sub, Inc., 11.375%, 12-1-21 (C)	9,982	9,658
Greektown Holdings LLC and Greektown Mothership Corp., 8.875%, 3-15-19 (C)	3,033	3,026
New Cotai LLC and New Cotai Capital Corp., 10.625%, 5-1-19 (C)(D)	7,955	8,273
TransUnion LLC and TransUnion Financing Corp., 9.625%, 6-15-18 (D)	5,430	5,554
		31,775
Property & Casualty Insurance – 0.9%		
Hockey Merger Sub 2 Inc., 7.875%, 10-1-21 (C)	2,663	2,650
Onex USI Acquisition Corp., 7.750%, 1-15-21 (C)	5,188	5,058
		7,708
Real Estate Development – 0.2%		
Hub Holdings LLC and Hub Holdings Finance, Inc., 8.125%, 7-15-19 (C)(D)	1,990	1,970
Real Estate Services – 0.5%		
Stearns Holdings, Inc., 9.375%, 8-15-20 (C)	4,038	4,038
Specialized Finance – 1.1%		
Consolidated Communications Finance II Co., 6.500%, 10-1-22 (C)	1,505	1,509
Flexi-Van Leasing, Inc., 7.875%, 8-15-18 (C)	1,881	1,862
TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9-15-18 (C)	6,903	5,798
		9,169
Specialized REITs – 1.0%		
Aircastle Ltd., 5.125%, 3-15-21	2,728	2,728
CNL Lifestyles Properties, Inc., 7.250%, 4-15-19	5,458	5,581
		8,309

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Thrifts & Mortgage Finance – 0.6%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.750%, 6-15-21 (C)	$4,573	$ 4,436
Total Financials – 10.6%		**86,944**
Health Care		
Health Care Equipment – 0.2%		
DJO Finance LLC and DJO Finance Corp., 9.750%, 10-15-17	420	420
Mallinckrodt International Finance S.A. and Mallinckrodt CB LLC, 5.750%, 8-1-22 (C)	1,278	1,313
		1,733
Health Care Facilities – 3.2%		
AmSurg Corp., 5.625%, 11-30-20	897	917
AmSurg Escrow Corp., 5.625%, 7-15-22 (C)	1,384	1,419
Capsugel S.A., 7.000%, 5-15-19 (C)(D)	1,807	1,825
Catamaran Corp., 4.750%, 3-15-21	1,016	1,016
ConvaTec Finance International S.A., 8.250%, 1-15-19 (C)(D)	2,570	2,608
FWCT-2 Escrow Corp., 6.875%, 2-1-22	1,752	1,856
HCA, Inc. (GTD by HCA Holdings, Inc.), 5.000%, 3-15-24	1,305	1,341
MPH Acquisition Holdings LLC, 6.625%, 4-1-22 (C)	2,870	2,935
Tenet Healthcare Corp.:		
6.750%, 2-1-20	1,408	1,482
6.000%, 10-1-20	1,928	2,070
8.125%, 4-1-22	6,621	7,399
6.875%, 11-15-31	1,624	1,527
		26,395
Health Care Services – 1.4%		
MedImpact Holdings, Inc., 10.500%, 2-1-18 (C)	6,790	7,129
Truven Health Analytics, Inc.:		
10.625%, 6-1-20	4,000	3,900
10.625%, 6-1-20 (C)	538	525
		11,554
Health Care Supplies – 0.5%		
Ortho-Clinical Diagnostics, 6.625%, 5-15-22 (C)	4,869	4,376

High Income (in thousands) DECEMBER 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 0.2%		
Salix Pharmaceuticals Ltd., 6.000%, 1-15-21 (C)	$1,482	$ 1,511
Total Health Care – 5.5%		45,569
Industrials		
Aerospace & Defense – 2.5%		
Silver II Borrower SCA and Silver II U.S. Holdings, 7.750%, 12-15-20 (C)	7,077	6,688
TransDigm Group, Inc.:		
5.500%, 10-15-20	550	538
7.500%, 7-15-21	4,206	4,479
TransDigm, Inc.:		
6.000%, 7-15-22	4,325	4,314
6.500%, 7-15-24	4,115	4,136
		20,155
Air Freight & Logistics – 0.2%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8-15-19	1,865	2,014
Building Products – 1.6%		
CPG Merger Sub LLC, 8.000%, 10-1-21 (C)	2,577	2,635
Headwaters, Inc., 7.250%, 1-15-19	621	646
Ply Gem Industries, Inc.:		
6.500%, 2-1-22	3,723	3,499
6.500%, 2-1-22 (C)	1,331	1,238
Roofing Supply Group LLC and Roofing Supply Finance, Inc., 10.000%, 6-1-20 (C)	2,618	2,597
USG Corp., 5.875%, 11-1-21 (C)	2,582	2,608
		13,223
Diversified Support Services – 0.6%		
Algeco Scotsman Global Finance plc:		
8.500%, 10-15-18 (C)	1,500	1,448
10.750%, 10-15-19 (C)	1,513	1,301
Nexeo Solutions LLC, 8.375%, 3-1-18	1,927	1,869
		4,618
Industrial Machinery – 0.1%		
Dynacast International LLC and Dynacast Finance, Inc., 9.250%, 7-15-19	941	1,009
Railroads – 0.4%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5-1-19 (C)	2,449	2,424
9.750%, 5-1-20 (C)	1,017	1,012
		3,436
Trading Companies & Distributors – 0.6%		
HD Supply, Inc., 11.500%, 7-15-20	$4,116	$ 4,713
Total Industrials – 6.0%		49,168
Information Technology		
Application Software – 1.4%		
ACI Worldwide, Inc., 6.375%, 8-15-20 (C)	1,758	1,837
Epicor Software Corp., 8.625%, 5-1-19	6,845	7,187
Infor Software Parent LLC and Infor Software Parent, Inc., 7.125%, 5-1-21 (C)(D)	2,461	2,412
		11,436
Communications Equipment – 0.9%		
Eagle Midco, Inc., 9.000%, 6-15-18 (C)(D)	7,432	7,599
Data Processing & Outsourced Services – 1.5%		
Alliance Data Systems Corp.:		
5.250%, 12-1-17 (C)	2,400	2,472
6.375%, 4-1-20 (C)	5,733	5,862
5.375%, 8-1-22 (C)	3,474	3,430
		11,764
Electronic Manufacturing Services – 0.3%		
KEMET Corp., 10.500%, 5-1-18	2,639	2,712
Internet Software & Services – 0.3%		
IAC/InterActiveCorp., 4.750%, 12-15-22	743	723
J2 Global, Inc., 8.000%, 8-1-20	1,502	1,616
		2,339
It Consulting & Other Services – 0.4%		
iGATE Corp., 4.750%, 4-15-19	3,045	3,045
IT Consulting & Other Services – 0.4%		
NCR Escrow Corp.:		
5.875%, 12-15-21	1,759	1,808
6.375%, 12-15-23	1,656	1,722
		3,530
Semiconductor Equipment – 0.0%		
Photronics, Inc., Convertible, 3.250%, 4-1-16	170	176
Semiconductors – 0.8%		
Micron Technology, Inc.:		
5.875%, 2-15-22 (C)	2,517	2,643
5.500%, 2-1-25 (C)	3,474	3,509
		6,152
Technology Distributors – 0.8%		
Sophia L.P. and Sophia Finance, Inc.:		
9.625%, 12-1-18 (C)(D)	$3,218	$ 3,234
9.750%, 1-15-19 (C)	3,206	3,422
		6,656
Total Information Technology – 6.8%		55,409
Materials		
Aluminum – 1.1%		
Constellium N.V.:		
8.000%, 1-15-23 (C)	3,124	3,108
5.750%, 5-15-24 (C)	1,101	958
Wise Metals Group LLC, 8.750%, 12-15-18 (C)	1,712	1,798
Wise Metals Intermediate Holdings, 9.750%, 6-15-19 (C)(D)	2,999	3,186
		9,050
Construction Materials – 0.5%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (C)	3,987	3,828
Diversified Metals & Mining – 2.8%		
American Gilsonite Holding Co., 11.500%, 9-1-17 (C)	1,905	1,876
Artsonig Pty Ltd., 11.500%, 4-1-19 (C)(D)	3,382	2,976
Compass Minerals International, Inc., 4.875%, 7-15-24 (C)	2,566	2,489
Crystal Merger Sub, Inc., 7.625%, 10-15-21 (C)	489	**510**
FMG Resources Pty Ltd.:		
8.250%, 11-1-19 (C)	6,618	6,022
6.875%, 4-1-22 (C)	7,402	6,162
Lundin Mining Corp.:		
7.500%, 11-1-20 (C)	1,326	1,313
7.875%, 11-1-22 (C)	1,263	1,263
		22,611
Metal & Glass Containers – 1.7%		
Ardagh Finance Holdings, 8.625%, 6-15-19 (C)(D)	3,993	3,933
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., 6.000%, 6-30-21 (C)	981	937
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (C)	2,746	2,842
Consolidated Container Co. LLC and Consolidated Container Capital, Inc., 10.125%, 7-15-20 (C)	3,561	3,312

High Income *(in thousands)* DECEMBER 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metal & Glass Containers (Continued)		
Signode Industrial Group, 6.375%, 5-1-22 (C)	$3,371	$ 3,286
		14,310
Paper Packaging – 0.8%		
Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A., 6.000%, 6-15-17 (C)	790	770
Exopack Holdings S.A., 7.875%, 11-1-19 (C)	610	628
Reynolds Group Holdings Ltd.:		
9.000%, 4-15-19	1,953	2,022
9.875%, 8-15-19	2,500	2,650
8.250%, 2-15-21 (F)	280	287
		6,357
Precious Metals & Minerals – 0.2%		
Prince Mineral Holding Corp., 11.500%, 12-15-19 (C)(F)	1,792	1,828
Total Materials – 7.1%		**57,984**
Telecommunication Services		
Alternative Carriers – 0.2%		
Level 3 Communications, Inc., 5.750%, 12-1-22 (C)	1,916	1,928
Integrated Telecommunication Services – 1.7%		
BCP (Singapore) VI Cayman Financing Co. Ltd., 8.000%, 4-15-21 (C)	629	631
Frontier Communications Corp.:		
6.250%, 9-15-21	1,501	1,508
7.125%, 1-15-23	1,285	1,307
6.875%, 1-15-25	1,201	1,201
Level 3 Escrow II, Inc., 5.375%, 8-15-22 (C)	3,628	3,646
Sprint Corp.:		
7.250%, 9-15-21	1,007	998
7.875%, 9-15-23	2,515	2,483
7.125%, 6-15-24	2,049	1,906
		13,680
Wireless Telecommunication Service – 1.7%		
Digicel Group Ltd., 8.250%, 9-30-20 (C)	2,313	2,244
DigitalGlobe, Inc., 5.250%, 2-1-21 (C)	2,117	2,011
Telecom Italia S.p.A., 5.303%, 5-30-24 (C)	1,374	1,391
T-Mobile USA, Inc.:		
6.464%, 4-28-19	1,350	1,404
6.542%, 4-28-20	980	1,012
6.633%, 4-28-21	1,861	1,910

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
6.125%, 1-15-22	$ 791	$ 803
6.731%, 4-28-22	196	202
6.000%, 3-1-23	1,104	1,107
6.500%, 1-15-24	634	650
6.375%, 3-1-25	900	914
		13,648
Total Telecommunication Services – 3.6%		**29,256**
Utilities		
Electric Utilities – 0.3%		
Alliant Holdings, 7.875%, 12-15-20 (C)	2,202	2,246
Renewable Electricity – 0.2%		
Abengoa Yield plc, 7.000%, 11-15-19 (C)	2,086	2,055
Total Utilities – 0.5%		**4,301**
TOTAL CORPORATE DEBT SECURITIES – 72.2%		**$591,387**
(Cost: $612,814)		

LOANS(F)	Principal	Value
Consumer Discretionary		
Advertising – 0.2%		
Advantage Sales & Marketing, Inc., 7.500%, 7-25-22	1,393	1,375
Apparel Retail – 1.4%		
Gymboree Corp. (The), 5.000%, 2-23-18	509	330
Hoffmaster Group, Inc., 10.000%, 5-6-21	2,188	2,144
Nine West Holdings, Inc., 6.250%, 1-8-20	3,065	2,733
Talbots, Inc. (The):		
4.750%, 3-17-20	875	845
8.250%, 3-17-21	1,561	1,499
True Religion Apparel, Inc.:		
5.875%, 7-29-19	2,051	1,872
5.875%, 7-30-19	2,194	2,002
		11,425
Auto Parts & Equipment – 0.4%		
Direct ChassisLink, Inc., 8.250%, 11-7-19	3,621	3,435
Casinos & Gaming – 0.2%		
Centaur Acquisition LLC, 8.750%, 2-20-20	675	669

LOANS(F) (Continued)	Principal	Value
Casinos & Gaming (Continued)		
Gateway Casinos & Entertainment Ltd.:		
6.250%, 11-4-19 (E)	CAD 2	$ 2
5.650%, 11-26-19 (E)	963	820
		1,491
General Merchandise Stores – 1.1%		
BJ's Wholesale Club, Inc., 8.500%, 3-31-20	$ 4,277	4,194
Orchard Acquisition Co. LLC, 7.000%, 2-8-19	4,770	4,704
		8,898
Housewares & Specialties – 0.5%		
KIK Custom Products, Inc.:		
5.500%, 5-17-19	2,430	2,374
9.500%, 11-17-19	2,105	2,091
		4,465
Movies & Entertainment – 1.0%		
Formula One Holdings Ltd. and Delta Two S.a.r.l.:		
4.750%, 7-15-21	1,466	1,428
7.750%, 7-29-22	5,686	5,516
Yonkers Racing Corp., 8.750%, 8-20-20	1,324	910
		7,854
Restaurants – 0.2%		
TGI Friday's, Inc.:		
5.250%, 6-20-20	50	50
5.250%, 6-20-20	5	5
6.590%, 6-20-20	130	129
9.250%, 6-20-21	1,971	1,932
		2,116
Specialized Consumer Services – 0.2%		
Wand Intermediate I L.P.:		
4.750%, 9-2-21	908	898
8.250%, 9-2-22	908	905
		1,803
Total Consumer Discretionary – 5.2%		**42,862**
Consumer Staples		
Food Distributors – 0.2%		
Performance Food Group, Inc.:		
6.250%, 11-14-19	1,117	1,094
6.250%, 11-17-19	571	559
		1,653
Food Retail – 0.3%		
Focus Brands, Inc., 10.250%, 8-21-18	2,837	2,837
Hypermarkets & Super Centers – 0.2%		
GOBP Holdings, Inc., 9.250%, 10-15-22	1,807	1,784

High Income *(in thousands)* DECEMBER 31, 2014

LOANS(F) (Continued)	Principal	Value
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC, 7.750%, 6-19-22	$1,386	$ 1,353
Total Consumer Staples – 0.9%		**7,627**
Energy		
Coal & Consumable Fuels – 0.2%		
Westmoreland Coal Co., 7.500%, 12-16-20	1,877	1,839
Oil & Gas Drilling – 0.2%		
KCA Deutag Alpha Ltd., 6.250%, 5-13-20	2,454	1,715
Oil & Gas Equipment & Services – 0.2%		
Regent Purchaser Investment, Inc., 6.000%, 7-22-21	2,061	1,625
Oil & Gas Exploration & Production – 0.1%		
Sabine Oil & Gas LLC, 8.750%, 12-31-18	843	641
Oil & Gas Refining & Marketing – 1.1%		
Fieldwood Energy LLC, 8.375%, 9-30-20	5,704	4,142
Samson Investment Co., 5.000%, 9-25-18	1,116	876
Shelf Drilling Midco Ltd., 10.000%, 10-8-18(D)	4,713	3,511
		8,529
Oil & Gas Storage & Transportation – 0.2%		
Bowie Resources Holdings LLC:		
6.750%, 8-12-20	1,023	1,008
11.750%, 2-16-21	857	840
		1,848
Total Energy – 2.0%		**16,197**
Financials		
Consumer Finance – 0.2%		
TransFirst, Inc.:		
5.500%, 10-16-21	489	485
9.000%, 10-16-22	1,315	1,296
		1,781
Other Diversified Financial Services – 0.5%		
WP Mustang Holdings LLC:		
5.500%, 5-29-21	1,704	1,682
8.500%, 5-29-22	2,813	2,701
		4,383
Total Financials – 0.7%		**6,164**
Health Care		
Health Care Facilities – 0.7%		
Surgery Center Holdings, Inc.:		
5.250%, 7-24-20	2,912	2,832

LOANS(F) (Continued)	Principal	Value
Health Care Facilities (Continued)		
8.500%, 7-24-21	$2,912	$ 2,803
		5,635
Health Care Services – 0.3%		
Accellent, Inc., 7.500%, 2-21-22	1,414	1,326
Ikaria, Inc., 8.750%, 2-4-22	1,525	1,498
		2,824
Health Care Supplies – 0.5%		
Sage Products Holdings III LLC, 9.250%, 6-13-20	3,952	3,913
Health Care Technology – 0.7%		
Carestream Health, Inc., 9.500%, 12-7-19	3,447	3,417
Vitera Healthcare Solutions LLC:		
6.000%, 11-4-20	1,262	1,250
9.250%, 11-4-21	765	738
		5,405
Life Sciences Tools & Services – 0.3%		
Atrium Innovations, Inc., 7.750%, 7-29-21	2,893	2,697
Total Health Care – 2.5%		**20,474**
Industrials		
Air Freight & Logistics – 0.2%		
DAE Aviation Holdings, Inc., 7.750%, 7-29-19	1,437	1,394
Building Products – 0.7%		
GYP Holdings III Corp.:		
4.750%, 3-27-21	467	452
7.750%, 3-27-22	3,358	3,325
Hampton Rubber Co. & SEI Holding Corp., 9.000%, 3-24-22	2,678	2,410
		6,187
Construction & Engineering – 0.2%		
Tensar International Corp.:		
5.750%, 7-9-21	825	738
9.500%, 7-9-22	1,122	887
		1,625
Diversified Support Services – 0.4%		
Omnitracs, Inc., 8.750%, 4-29-21	470	453
Sprint Industrial Holdings LLC:		
7.000%, 5-14-19	1,910	1,805
11.250%, 5-14-19	1,222	1,185
		3,443
Environmental & Facilities Services – 0.1%		
Brickman Group Ltd. (The), 7.500%, 12-11-21	513	502

LOANS(F) (Continued)	Principal	Value
Industrial Conglomerates – 0.3%		
Crosby Worldwide Ltd., 7.000%, 11-22-21	$ 2,438	$ 2,292
Industrial Machinery – 0.4%		
Capital Safety North America Holdings, Inc., 6.500%, 3-26-22	2,758	2,606
NN, Inc., 6.000%, 7-18-21	729	726
		3,332
Research & Consulting Services – 0.4%		
Larchmont Resources LLC, 8.250%, 8-7-19	3,170	3,051
Total Industrials – 2.7%		**21,826**
Information Technology		
Application Software – 2.8%		
Applied Systems, Inc., 7.500%, 1-15-22	2,311	2,249
Aptean Holdings, Inc.:		
5.250%, 2-6-20	1,522	1,472
8.500%, 2-21-21	1,022	971
Misys plc and Magic Newco LLC, 12.000%, 6-12-19	13,954	15,079
TIBCO Software, Inc., 6.500%, 11-25-20	3,320	3,209
		22,980
Data Processing & Outsourced Services – 0.4%		
Sedgwick Claims Management Services, Inc., 6.750%, 1-27-22	3,395	3,183
Internet Software & Services – 0.7%		
TravelCLICK, Inc. & TCH-2 Holdings LLC:		
5.500%, 5-8-21	2,818	2,776
8.750%, 11-8-21	2,827	2,686
W3 Co., 9.250%, 9-1-20	714	685
		6,147
IT Consulting & Other Services – 1.1%		
Active Network, Inc. (The):		
5.500%, 11-15-20	2,028	1,981
9.500%, 11-15-21	2,881	2,758
Triple Point Group Holdings, Inc.:		
5.250%, 7-13-20	2,880	2,614
9.250%, 7-13-21	1,587	1,357
		8,710
Total Information Technology – 5.0%		**41,020**

LOANS(F) (Continued)	Principal	Value
Materials		
Construction Materials – 0.6%		
U.S. LBM Holdings LLC:		
8.000%, 4-25-20	$3,010	$ 2,942
8.000%, 4-25-20	2,273	2,222
		5,164
Diversified Metals & Mining – 0.2%		
EP Minerals LLC:		
5.500%, 7-24-20	1,014	1,004
8.500%, 7-24-21	996	991
		1,995
Metal & Glass Containers – 0.1%		
Consolidated Container Co. LLC,		
7.750%, 1-3-20	830	791
Paper Packaging – 0.5%		
FPC Holdings, Inc.,		
9.250%, 5-27-20	1,740	1,670
Ranpak (Rack Merger),		
8.250%, 9-22-22	1,982	1,971
		3,641
Specialty Chemicals – 0.2%		
Chromaflo Technologies Corp.,		
8.250%, 6-2-20	1,394	1,366
Total Materials – 1.6%		**12,957**

LOANS(F) (Continued)	Principal	Value
Telecommunication Services		
Alternative Carriers – 0.2%		
Cable & Wireless Communications,		
0.000%, 11-6-16 (G) . .	$1,330	$ 1,323
Total Telecommunication Services – 0.2%		**1,323**
Utilities		
Independent Power Producers & Energy Traders – 0.3%		
Alinta Energy Finance PTY Ltd.:		
0.000%, 8-13-19 (G) . .	100	100
6.375%, 8-13-19	2,072	2,056
		2,156
Total Utilities – 0.3%		**2,156**
TOTAL LOANS – 21.1%		**$172,606**
(Cost: $180,970)		
SHORT-TERM SECURITIES		
Commercial Paper (H) – 4.0%		
Bemis Co., Inc.:		
0.410%, 1-12-15	5,000	4,999
0.520%, 1-16-15	5,000	4,999
CVS Caremark Corp.,		
0.450%, 1-13-15	3,000	3,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (H) (Continued)		
Federal Home Loan Bank,		
0.020%, 1-26-15	$1,000	$ 1,000
General Mills, Inc.,		
0.350%, 1-27-15	4,000	3,999
Kellogg Co.,		
0.390%, 1-13-15	5,130	5,129
St. Jude Medical, Inc.,		
0.220%, 1-2-15	2,030	2,030
Virginia Electric and Power Co.,		
0.330%, 1-26-15	5,000	4,999
Wal-Mart Stores, Inc.,		
0.090%, 1-13-15	2,000	2,000
		32,155
Master Note – 0.3%		
Toyota Motor Credit Corp.,		
0.126%, 1-7-15 (I)	2,816	2,816
TOTAL SHORT-TERM SECURITIES – 4.3%		**$ 34,971**
(Cost: $34,971)		
TOTAL INVESTMENT SECURITIES – 98.0%		**$802,357**
(Cost: $832,304)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.0%		**16,088**
NET ASSETS – 100.0%		**$818,445**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014 the total value of these securities amounted to $400,028 or 48.9% of net assets.

(D) Payment-in-kind bonds.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD – Canadian Dollar, EUR – Euro and GBP – British Pound).

(F) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014.

(G) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(H) Rate shown is the yield to maturity at December 31, 2014.

(I) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2014:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	1,923	U.S. Dollar	3,015	1-14-15	Morgan Stanley International	$19	$—
Euro	2,164	U.S. Dollar	2,688	1-14-15	Morgan Stanley International	69	—
						$88	$—

High Income *(in thousands)* DECEMBER 31, 2014

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ —	$ —	$ 56
Energy	482	—	—
Financials	870	—	—
Industrials	342	—	—
Utilities	153	—	—
Total Common Stocks	$1,847	$ —	$ 56
Preferred Stocks	1,055	396	—
Warrants	—	—	39
Corporate Debt Securities	—	578,474	12,913
Loans	—	119,516	53,090
Short-Term Securities	—	34,971	—
Total	$2,902	$733,357	$66,098
Forward Foreign Currency Contracts	$ —	$ 88	$ —

During the period ended December 31, 2014, securities totaling $583 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Corporate Debt Securities	Loans
Beginning Balance 1-1-14	$49	$ 150	$ 15,286	$ 40,917
Net realized gain (loss)	—	—	(—*)	(283)
Net change in unrealized appreciation (depreciation)	7	(111)	(948)	(2,561)
Purchases	—	—	6,279	38,785
Sales	—	—	(360)	(15,853)
Amortization/Accretion of premium/discount	—	—	(11)	29
Transfers into Level 3 during the period	—	—	7,954	11,977
Transfers out of Level 3 during the period	—	—	(15,287)	(19,921)
Ending Balance 12-31-14	$56	$ 39	$ 12,913	$ 53,090
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 12-31-14	$ 7	$(111)	$ (948)	$ (2,271)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period.

Information about Level 3 fair value measurements:

	Fair Value at 12-31-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 56	Broker	Broker quotes
Warrants	39	Third-party valuation service	Broker quotes
Corporate Debt Securities	12,913	Third-party valuation service	Broker quotes
Loans	53,090	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.



Below, John C. Maxwell, CFA, portfolio manager of Ivy Funds VIP International Core Equity, discusses positioning, performance and results for the fiscal year ended December 31, 2014. Mr. Maxwell has managed the Portfolio since May 2009 and has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014

Ivy Funds VIP International Core Equity	1.44%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Index (generally reflects the performance of securities in Europe, Australasia and the Far East)	–4.90%
Lipper Variable Annuity International Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–6.56%

John C. Maxwell

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

International markets posted negative gains

This was a challenging year for international markets. While the Portfolio posted a positive return, the benchmark was down almost 5%. The bulk of the Portfolio's outperformance was driven by strong stock selection, but currency effects and sector allocation also aided performance. As we said last year, we continued to be less reactive to gyrations in economic data and focused our stock selection on what we considered well-positioned, undervalued or reasonably priced companies with solid growth opportunities.

From a geographic standpoint, country allocations benefitted performance, though Japan was a negative outlier. Our emerging-market allocation, which represented about 12% of the portfolio and neared our internal allocation constraint of 15%, benefitted performance after three years of detraction. While we slightly reduced our emerging-markets weighting in the second half of the year, we still think emerging-market equities represents one of the few undervalued asset classes in the world. Our allocation to Europe, which represents approximately two-thirds of the benchmark, posted strong gains driven by favorable stock selection. U.K.-based Shire plc was the top contributor to performance for the year and received a takeover bid. (The Portfolio no longer holds Shire plc but does hold Shire Pharmaceuticals Group plc ADR).

From a sector standpoint, our overweight in health care and information technology, coupled with strong stock selection in those sectors, were the largest contributors to overall performance. Strong stock selection in financials was next in driving overall Portfolio performance. On the other hand, poor stock selection in consumer discretionary and telecommunications were the top detractors to performance.

More conflict, continued easy money, the strong U.S. dollar and weak commodities

The rise of ISIS in and around Syria and Russia's annexation of Crimea damaged the geopolitical backdrop over the course of the year. The ongoing conflict with Russia damaged European confidence — particularly in Germany. If the trend continues, equity markets could suffer.

On the central banking front, easy money continues with record low rates in virtually the entire developed world. The U.S. tapered the quantitative easing (QE3) program throughout the year and ended the aggressive policy in the fall. Japan, Europe and China employed easier monetary policies. The U.K., once thought to raise rates by year-end 2014, seems on hold until inflation rises. Expectations are that the U.S. will raise rates sometime in the middle of 2015.

The U.S. economy performed well in 2014. This, coupled with the end of QE3, led to strong appreciation of the U.S. dollar. U.S. dollar strength and weaker growth in China led a drastic decline in commodity prices. For example, Brent Crude Oil spent the first half of the year trading at more than $100/barrel, yet closed the year in the $50s — an amazing drop. So far, we perceive the huge and rapid decline in the oil price as a benefit to consumers globally rather than an asset bubble that has broken — leading to global contagion. We believe this situation is worth monitoring.

Multiple elections over the course of the year directly affected the markets. U.S. midterms, as well as the Abe snap election in Japan, were generally viewed as supportive. In Brazil, the populist incumbent won, hurting that equity market. The year ended with Greece unable to form a government, with a fringe anti-European party in the lead. With fringe parties continuing to gain power in Europe, it is a timely reminder that European unity is something to watch in the coming years.

Actions in the portfolio during the year

We spent the first half of the year managing the Portfolio in a manner consistent with 2013. We implemented an approximate 5% overweight position to defensive sectors at the expense of cyclicals. In addition, we maintained our investment approach of not reacting to swings in economic data – generally with the mindset of slow global growth a best-case scenario in the current market environment.

In the third quarter, we shifted the allocation to an approximate equal weighting between defensive and cyclical sectors. This move was not due to a change in our global economic view, but rather the result of perceived compelling relative valuations. Through the year, our industrials and materials allocation increased at the expense of telecommunications and energy.

From a geographic standpoint, we made a number of moves starting in the third quarter. First, we cut our weighting in Brazil after a strong run on optimism regarding its fall election. Second, we significantly increased our weighting to European multinationals. They underperformed their U.S. counterparts despite a greater than 10% fall in the European currency. In addition to reducing our emerging-markets weighting, we sold shares in Japan, which at year-end, stands as a significant underweight relative to the benchmark.

As we exit the year, the strong U.S. dollar accompanied by a collapse in oil prices have important implications. On one hand, this scenario could mean that the attempt to drive inflation has failed and oil/commodities are the first reflated assets to collapse. We are not positioned for this as we think the collapse in commodities will lower costs and free up money to drive economic growth. We believe the dislocation is likely to deliver some very interesting investment opportunities.

Additionally, with weakening currencies around the world, we have hedged the Chinese yuan, which is pegged to the U.S. dollar. Due to this relationship, we feel China's trade competitors are attractively positioned due to their currency devaluation relative to the U.S. dollar. If the scenario unfolds where the Chinese yuan is unpegged to the U.S. dollar or the currency spread widens, the results would adversely affect exporters outside of China. In an effort to protect ourselves from this scenario, we have implemented an approximate 10% hedge to the Chinese yuan — in essence, this hedge acts as an insurance policy against unforeseen actions.

It seems the Portfolio's growth orientation peaked around mid-year and we are moving the Portfolio slightly in the direction of value. We expect to keep the portfolio balanced between defensive and growth sectors relative to the benchmark. We will continue to look for good companies whose prospects we believe are underappreciated. Through the past fiscal year, our key themes did not change. We continue to seek exposure to:

• Disproportionate growth of emerging-market consumers, particularly in the Asia-Pacific region

• Strong growth in infrastructure

• Strong and believable dividend yields

• Stocks that we think will benefit from increased mergers and acquisition activity.

Outlook

We believe global economic growth is fragile but improved in the fourth quarter. Global monetary policy remains extremely easy. We think improvement in economic growth, should it occur, will eventually lead to tighter monetary policy, and to a lesser extent, fiscal policy in advanced economies. In our opinion, the slower economic growth experienced since 2008 is likely as good as we can expect today, with greater downside than upside risks.

We think relative valuation remains supportive for international equities — particularly with the contraction in bond yields that took place over the year. That said, absolute valuations are not as attractive as relative valuations. Equities are trading at valuation levels above their historic averages (over the last 25 years), while bonds are trading at unprecedented long-term premiums.

Long term, we believe emerging-market countries will try to improve their populations' standard of living. To accomplish this feat, the countries will require strong, real economic growth, which currently is not being achieved. There are increasing signs of stress in these developing countries, though their growth remains substantially ahead of their developed market counterparts. In the end, we believe maintaining our exposure to developing markets makes sense.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Funds VIP International Core Equity.

Asset Allocation

Stocks	**98.0%**
Financials	19.0%
Consumer Discretionary	15.0%
Industrials	13.3%
Health Care	12.1%
Information Technology	10.4%
Materials	10.0%
Consumer Staples	8.5%
Energy	4.7%
Telecommunication Services	3.8%
Utilities	1.2%
Cash and Cash Equivalents	**2.0%**

Country Weightings

Europe	**61.2%**
United Kingdom	21.6%
France	11.0%
Germany	9.1%
Spain	5.2%
Sweden	4.0%
Switzerland	3.5%
Other Europe	6.8%
Pacific Basin	**26.8%**
Japan	13.8%
China	5.7%
Australia	3.7%
Other Pacific Basin	3.6%
North America	**4.6%**
Other	**3.1%**
South America	**2.3%**
Cash and Cash Equivalents	**2.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Volkswagen AG, 2.260%	Germany	Consumer Discretionary	Automobile Manufacturers
WPP Group plc	United Kingdom	Consumer Discretionary	Advertising
Bouygues S.A.	France	Industrials	Construction & Engineering
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	Sweden	Materials	Paper Products
Sumitomo Mitsui Trust Holdings, Inc.	Japan	Financials	Diversified Banks
Millea Holdings, Inc.	Japan	Financials	Property & Casualty Insurance
Yahoo!, Inc.	United States	Information Technology	Internet Software & Services
China Construction Bank Corp.	China	Financials	Diversified Banks

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.



International Core Equity[1]	$17,665
MSCI EAFE Index	$15,429

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	1.44%
5-year period ended 12-31-14	7.13%
10-year period ended 12-31-14	5.86%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

International Core Equity *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Australia		
Consumer Staples – 1.1%		
Coca-Cola Amatil Ltd.	959	$ 7,241
Financials – 1.1%		
Macquarie Group Ltd.	152	7,173
Materials – 1.5%		
Amcor Ltd.	906	9,968
Total Australia – 3.7%		**$24,382**
Brazil		
Consumer Staples – 1.1%		
Hypermarcas S.A. (A)	1,209	7,574
Telecommunication Services – 1.2%		
TIM Participacoes S.A.	1,652	7,321
TIM Participacoes S.A. ADR	14	319
		7,640
Total Brazil – 2.3%		**$15,214**
China		
Consumer Discretionary – 1.0%		
JD.com, Inc. ADR (A)	277	6,419
Consumer Staples – 1.6%		
Kweichow Moutai Co. Ltd., Class A	342	10,445
Financials – 1.7%		
China Construction Bank Corp.	13,800	11,272
Information Technology – 1.4%		
Baidu.com, Inc. ADR (A)	41	9,344
Total China – 5.7%		**$37,480**
Denmark		
Telecommunication Services – 1.3%		
TDC A/S	1,139	8,688
Total Denmark – 1.3%		**$ 8,688**
France		
Energy – 1.0%		
Total S.A.	125	6,427
Financials – 1.1%		
BNP Paribas S.A.	121	7,114
Industrials – 5.1%		
Bouygues S.A.	411	14,854
European Aeronautic Defence and Space Co.	149	7,381
Vinci	204	11,111
		33,346
Information Technology – 1.3%		
Cap Gemini S.A.	123	$ 8,762
Materials – 1.3%		
Lafarge	129	9,021
Utilities – 1.2%		
Gaz de France	336	7,828
Total France – 11.0%		**$72,498**
Germany		
Health Care – 4.5%		
Bayer AG	80	10,924
Fresenius SE & Co. KGaA	361	18,747
		29,671
Industrials – 1.2%		
Siemens AG	70	7,798
Total Germany – 5.7%		**$37,469**
Hong Kong		
Financials – 1.5%		
Cheung Kong (Holdings) Ltd.	589	9,864
Total Hong Kong – 1.5%		**$ 9,864**
Ireland		
Health Care – 1.2%		
Shire Pharmaceuticals Group plc ADR	35	7,460
Materials – 1.3%		
James Hardie Industries plc, Class C	813	8,679
Total Ireland – 2.5%		**$16,139**
Israel		
Health Care – 3.1%		
Teva Pharmaceutical Industries Ltd. ADR	349	20,050
Total Israel – 3.1%		**$20,050**
Japan		
Consumer Discretionary – 3.1%		
Bridgestone Corp.	202	6,992
Mitsubishi Motors Corp.	796	7,272
Nissin Kogyo Co. Ltd.	413	5,730
		19,994
Energy – 1.0%		
Inpex Corp.	589	6,557
Financials – 3.8%		
Millea Holdings, Inc.	378	12,286
Sumitomo Mitsui Trust Holdings, Inc.	3,296	12,625
		24,911
Industrials – 2.7%		
Dakin Industries Ltd.	112	$ 7,150
Mitsubishi Heavy Industries Ltd.	1,866	10,298
		17,448
Information Technology – 1.9%		
Tokyo Electron Ltd.	118	8,910
Yahoo Japan Corp.	1,073	3,846
		12,756
Telecommunication Services – 1.3%		
Softbank Corp.	144	8,565
Total Japan – 13.8%		**$90,231**
Luxembourg		
Energy – 0.8%		
Acergy S.A.	513	5,247
Total Luxembourg – 0.8%		**$ 5,247**
Mexico		
Financials – 1.4%		
Grupo Financiero Banorte S.A.B. de C.V.	1,678	9,234
Total Mexico – 1.4%		**$ 9,234**
Netherlands		
Financials – 1.2%		
ING Groep N.V., Certicaaten Van Aandelen (A)	596	7,700
Materials – 1.0%		
Royal DSM Heerlen	111	6,789
Total Netherlands – 2.2%		**$14,489**
South Korea		
Consumer Discretionary – 1.1%		
Hyundai Mobis (A)	33	7,093
Information Technology – 1.0%		
Samsung Electronics Co. Ltd.	6	6,937
Total South Korea – 2.1%		**$14,030**
Spain		
Consumer Discretionary – 1.1%		
Gestevision Telecinco S.A.	591	7,425
Financials – 1.4%		
CaixaBank S.A.	1,684	8,826
Health Care – 1.1%		
Grifols S.A.	183	7,304

International Core Equity *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS (Continued)	Shares	Value
Information Technology – 1.6%		
Amadeus IT Holding S.A.	268	$10,686
Total Spain – 5.2%		**$34,241**
Sweden		
Financials – 1.8%		
Investment AB Kinnevik (publ), Class B	94	3,051
Investor AB, B Shares	240	8,720
		11,771
Materials – 2.2%		
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	667	14,375
Total Sweden – 4.0%		**$26,146**
Switzerland		
Consumer Discretionary – 0.6%		
Compagnie Financiere Richemont S.A.	44	3,866
Industrials – 1.7%		
Adecco S.A.	163	11,237
Materials – 1.2%		
Syngenta AG	24	7,559
Total Switzerland – 3.5%		**$22,662**
United Kingdom		
Consumer Discretionary – 5.5%		
Burberry Group plc	399	10,111
Marks and Spencer Group plc	1,227	9,082
WPP Group plc	812	16,879
		36,072
Consumer Staples – 3.9%		
Reckitt Benckiser Group plc	96	7,813
SABMiller plc	186	9,714
Unilever plc	203	8,229
		25,756

COMMON STOCKS (Continued)	Shares	Value
Energy – 1.9%		
BP plc	1,005	$ 6,379
Royal Dutch Shell plc, Class A	188	6,266
		12,645
Financials – 4.0%		
Aviva plc	946	7,110
Legal & General Group plc	2,882	11,129
Prudential plc	354	8,178
		26,417
Health Care – 2.2%		
GlaxoSmithKline plc	514	11,027
GlaxoSmithKline plc ADR	70	2,988
		14,015
Industrials – 2.6%		
BAE Systems plc	1,127	8,243
Rolls-Royce Group plc	636	8,549
		16,792
Materials – 1.5%		
Antofagasta plc	862	10,044
Total United Kingdom – 21.6%		**$141,741**
United States		
Information Technology – 3.2%		
Cognizant Technology Solutions Corp., Class A(A)	180	9,485
Yahoo!, Inc.(A)	232	11,722
		21,207
Total United States – 3.2%		**$ 21,207**
TOTAL COMMON STOCKS – 94.6%		**$621,012**
(Cost: $613,020)		

PREFERRED STOCKS	Shares	Value
Germany		
Consumer Discretionary – 2.6%		
Volkswagen AG, 2.260%	78	$ 17,307
Consumer Staples – 0.8%		
Henkel AG & Co. KGaA	49	5,246
Total Germany – 3.4%		**$ 22,553**
TOTAL PREFERRED STOCKS – 3.4%		**$ 22,553**
(Cost: $23,407)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper(B) – 1.7%		
Illinois Tool Works, Inc. 0.130%, 1-23-15	$5,000	5,000
St. Jude Medical, Inc. 0.220%, 1-2-15	6,025	6,025
		11,025
Master Note – 0.3%		
Toyota Motor Credit Corp. 0.126%, 1-7-15 (C)	1,972	1,972
TOTAL SHORT-TERM SECURITIES – 2.0%		**$ 12,997**
(Cost: $12,996)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$656,562**
(Cost: $649,423)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(189)**
NET ASSETS – 100.0%		**$656,373**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2014:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Brazilian Real	59,928	U.S. Dollar	22,170	1-20-15	Deutsche Bank AG	$—	$281
Chinese Yuan Renminbi	417,085	U.S. Dollar	66,754	3-12-15	Deutsche Bank AG	86	—
						$86	$281

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 6,419	$ 74,450	$—
Consumer Staples	7,574	43,442	—
Energy	—	30,876	—
Financials	9,234	115,048	—
Health Care	30,498	48,002	—
Industrials	—	86,621	—
Information Technology	30,551	39,141	—
Materials	—	66,435	—
Telecommunication Services	7,640	17,253	—
Utilities	—	7,828	—
Total Common Stocks	$91,916	$529,096	$—
Preferred Stocks	—	22,553	—
Short-Term Securities	—	12,997	—
Total	$91,916	$564,646	$—
Forward Foreign Currency Contracts	$ —	$ 86	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 281	$—

During the period ended December 31, 2014, securities totaling $320,662 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Financials	19.0%
Consumer Discretionary	15.0%
Industrials	13.3%
Health Care	12.1%
Information Technology	10.4%
Materials	10.0%
Consumer Staples	8.5%
Energy	4.7%
Telecommunication Services	3.8%
Utilities	1.2%
Other+	2.0%

+ *Includes cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.



Mark Otterstrom



Susan Regan

Below, Mark J. Otterstrom, CFA, and Susan K. Regan, portfolio managers of Ivy Funds VIP Limited-Term Bond, discuss positioning, performance and results for the fiscal year ended December 31, 2014. Mr. Otterstrom has managed the Portfolio since its inception in 2010 and has 28 years of industry experience. Ms. Regan was named portfolio manager in August 2014 and has 27 years industry experience.

Fiscal Year Performance

For the 12 months ended December 31, 2014	
Ivy Funds VIP Limited-Term Bond	0.97%
Benchmark(s) and/or Lipper Category	
Barclays 1-5 Year U.S. Government/Credit Index (generally reflects the performance of securities representing the bond market)	1.42%
Lipper Variable Annuity Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.28%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Interest rates and the economy

Our biggest challenge in 2014 was positioning the Portfolio to take advantage of major market moves. Given the strength of the U.S. economy in the fourth quarter of 2013 and the Federal Reserve's (Fed's) stated intention to begin removing a major source of excess liquidity in the market (known as QE3), we put the Portfolio in a very defensive position. By the Fund's nature, it is a shorter duration Fund designed for the preservation of capital.

We had anticipated rates to continue to grind higher in 2014. We underappreciated the economic weakness during the first quarter of 2014 and the severity of the geopolitical risks that were arising worldwide. While the U.S. economy rebounded sharply in the second half of 2014, the flight-to-quality trade into the longer dated U.S. Treasury bonds dominated the bond market. Our defensive positions in the Portfolio and our short duration relative to our benchmark led to the Portfolio underperforming both its benchmark and Lipper peer group during this major market move.

The International Monetary Fund has significantly lowered its global growth projections for 2015. The expected better economic growth in the U.S., while still rather anemic, is one of the few bright spots in their forecasts. This led to a flattening of the U.S. Treasury yield curve over the last months of the year. In the fourth quarter of 2014 we began to shift to a barbell structure in the Portfolio to take advantage of this yield curve flattening.

Global weakness has led to an increased flight-to-quality trade and helped lower the yields on the long end of the U.S. Treasury curve. The strength in our domestic economy and improvement in our job market has led the Fed to contemplate raising U.S. short-term interest rates in 2015. While the 10-year Treasury rallied over 80 basis points for fiscal year 2014, the yield on the two-year Treasury sold off nearly 30 basis points. The five-year Treasury remained relatively flat over the same time period. We think the dynamics leading to this flatter yield curve will be with us well into next year.

The Fed officially ended QE3 in December. The focus now is on the timing of the first fed funds rate increase next year. The current expectation is for a 25 basis point rate increase in June or July of 2015. However, this date is very data dependent. Given the strong revision to third quarter gross domestic product (GDP) growth and what looks like a fairly strong fourth quarter, the June start date for Fed tightening seems to be firmly in place. If U.S. economic growth in early 2015 is brought down by the extreme weakness in Europe and the emerging markets, then the lift off date for Fed tightening could be delayed.

The dramatic collapse in the price of oil has had both negative and positive effects to U.S. economic growth. States whose economies are dependent on oil exploration and production could easily fall into a recession in 2015. States who are net consumers of oil have already begun to see a very positive effect of lower oil prices. The cost of gasoline has declined to half of where it was a year ago. This has the very real effect of increasing the buying power of U.S. consumers. We believe that consumer spending, excluding gasoline, should continue to be robust going into 2015.

Even as the Fed begins to raise the fed funds rate, we believe the strong flight-to-quality trade should continue to keep Treasury yields at the long end relatively low. We have been overweight corporates over the last few years and plan to continue this overweight position as we move into 2015. With economic conditions improving in the U.S., we should see relatively stable corporate bond spreads on investment-grade bonds. The new normal appears to be significantly less net new issuance of mortgage-backed securities. As a result, mortgage spreads continue to be tight. Our mortgage holdings are structured to experience less extension risk during periods of rising interest rates.

During the fourth quarter we saw another dramatic rally at the long end of the Treasury bond market. Continued weakness in Europe, and a dramatic sell-off in emerging market bonds, led to a strong flight-to-quality trade into the Treasury market. As we move forward in a very unpredictable market the elevated level of volatility seen over the last few years could easily persist. With the short end of the yield curve anchored by the low fed funds rate, we expect to see continued volatility in the middle and longer end of the curve. Even slight changes in the U.S. economic outlook can have significant short-term effects on longer duration securities.

While the Fed still appears to be willing to keep rates low for a long time, they have indicated a growing desire to begin to normalize monetary policy. They have indicated the risk of higher inflation is less of a concern than the threat of renewed economic weakness. The Portfolio's duration is currently neutral its benchmark duration and we expect to maintain this position going into 2015. We anticipate continued demand for spread product within the high-grade bond market. We are willing to take additional credit risk when we believe we are being compensated to do so.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolio's prospectus.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Limited Term Bond.

Limited-Term Bond

ALL DATA IS AS OF DECEMBER 31, 2014 (UNAUDITED)

Asset Allocation

Bonds	**93.8%**
Corporate Debt Securities	78.4%
United States Government and Government Agency Obligations	15.4%
Cash and Cash Equivalents	**6.2%**

Quality Weightings

Investment Grade	**91.3%**
AA	24.2%
A	30.4%
BBB	36.7%
Non-Investment Grade	**2.5%**
BB	0.5%
B	0.7%
Non-rated	1.3%
Cash and Cash Equivalents	**6.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

112 ANNUAL REPORT **2014**

Limited-Term Bond

(UNAUDITED)



Limited-Term Bond(1) $10,620
Barclays 1-5 Year U.S. Government/Credit Index $10,714
$20,000
$15,000
$10,000
$5,000
$0
8-23 2010
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	
1-year period ended 12-31-14	0.97%
5-year period ended 12-31-14	—
10-year period ended 12-31-14	—
Since inception of Portfolio(3) through 12-31-14	1.39%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)8-23-10 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Limited-Term Bond *(in thousands)* DECEMBER 31, 2014

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Apparel Retail – 0.5%		
Limited Brands, Inc., 8.500%, 6-15-19	$2,000	$ 2,370
Apparel, Accessories & Luxury Goods – 0.9%		
LVMH Moet Hennessy – Louis Vuitton, 1.625%, 6-29-17 (A)	4,000	4,003
Auto Parts & Equipment – 0.5%		
BorgWarner Automotive, Inc., 8.000%, 10-1-19	2,000	2,428
Automobile Manufacturers – 2.5%		
General Motors Co.:		
3.500%, 10-2-18	2,296	2,342
4.875%, 10-2-23	3,500	3,745
Toyota Motor Credit Corp.:		
2.000%, 9-15-16	1,750	1,782
2.000%, 10-24-18	4,000	4,039
		11,908
Automotive Retail – 0.7%		
AutoZone, Inc., 1.300%, 1-13-17	3,500	3,487
Broadcasting – 0.9%		
CBS Corp., 7.625%, 1-15-16	1,000	1,068
CBS Corp. (GTD by CBS Operations, Inc.), 2.300%, 8-15-19	3,345	3,305
		4,373
Cable & Satellite – 2.4%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.875%, 10-1-19	2,592	2,965
3.950%, 1-15-25	1,245	1,255
Lender Processing Services, Inc. and Black Knight Lending Solutions, Inc., 5.750%, 4-15-23	1,654	1,737
TCI Communications, Inc., 8.750%, 8-1-15	1,415	1,480
Time Warner Co., Inc. (GTD by Time Warner, Inc.), 7.250%, 10-15-17	3,337	3,824
		11,261
Department Stores – 0.2%		
Macy's Retail Holdings, Inc., 7.450%, 7-15-17	1,000	1,137
Education Services – 0.6%		
Cornell University, 5.450%, 2-1-19	2,500	2,838

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
General Merchandise Stores – 0.9%		
Dollar General Corp., 4.125%, 7-15-17	$4,000	$ 4,126
Home Improvement Retail – 0.4%		
Lowe's Co., Inc., 2.125%, 4-15-16	2,000	2,033
Internet Retail – 0.8%		
Amazon.com, Inc., 3.800%, 12-5-24	3,520	3,606
Leisure Products – 0.2%		
Mattel, Inc., 2.500%, 11-1-16	1,000	1,021
Total Consumer Discretionary – 11.5%		**54,591**
Consumer Staples		
Brewers – 1.9%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 7.750%, 1-15-19	1,176	1,424
Heineken N.V., 1.400%, 10-1-17 (A)	2,000	1,989
International CCE, Inc., 2.125%, 9-15-15	1,075	1,086
SABMiller Holdings, Inc., 1.850%, 1-15-15 (A)	500	500
SABMiller plc, 6.500%, 7-15-18 (A)	3,500	3,996
		8,995
Distillers & Vintners – 1.5%		
Beam, Inc., 1.875%, 5-15-17	3,672	3,687
Diageo Capital plc, 5.750%, 10-23-17	3,000	3,341
		7,028
Food Distributors – 1.9%		
Bestfoods, 7.000%, 10-15-17	2,500	2,851
ConAgra Foods, Inc.:		
1.300%, 1-25-16	1,000	1,000
5.819%, 6-15-17	1,000	1,095
7.000%, 4-15-19	1,000	1,165
Wm. Wrigley Jr. Co.:		
2.000%, 10-20-17 (A)	1,000	1,007
2.400%, 10-21-18 (A)	2,000	2,014
		9,132
Food Retail – 0.6%		
Kroger Co. (The), 6.800%, 12-15-18	2,245	2,618
Packaged Foods & Meats – 0.4%		
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), 2.650%, 8-15-19	2,000	2,018
Total Consumer Staples – 6.3%		**29,791**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Integrated Oil & Gas – 2.4%		
Petro-Canada, 6.050%, 5-15-18	$1,130	$ 1,271
Phillips Petroleum Co., 6.650%, 7-15-18	3,000	3,464
Shell International Finance B.V., 4.300%, 9-22-19	2,625	2,881
Statoil ASA (GTD by Statoil Petroleum AS), 1.950%, 11-8-18	1,500	1,500
Suncor Energy, Inc., 6.100%, 6-1-18	2,000	2,243
		11,359
Oil & Gas Equipment & Services – 1.3%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1-31-19	3,000	3,439
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), 1.950%, 9-14-16 (A)	1,000	1,018
Schlumberger Norge A.S., 1.250%, 8-1-17 (A)	1,500	1,496
		5,953
Oil & Gas Exploration & Production – 3.9%		
BP Capital Markets plc (GTD by BP plc), 2.241%, 9-26-18	3,000	3,009
ConocoPhillips Co. (GTD by ConocoPhillips), 3.350%, 11-15-24	3,750	3,789
EQT Corp., 8.125%, 6-1-19	3,900	4,702
Marathon Oil Corp., 0.900%, 11-1-15	2,000	1,994
Plains Exploration & Production Co.:		
6.125%, 6-15-19	1,240	1,342
6.875%, 2-15-23	3,427	3,813
		18,649
Oil & Gas Storage & Transportation – 2.3%		
Copano Energy LLC and Copano Energy Finance Corp., 7.125%, 4-1-21	995	1,080
DCP Midstream Operating L.P. (GTD by DCP Midstream Partners L.P.), 3.250%, 10-1-15	1,500	1,522
El Paso Corp., 7.000%, 6-15-17	4,700	5,182
Kinder Morgan Energy Partners L.P., 5.950%, 2-15-18	3,000	3,312
		11,096
Total Energy – 9.9%		**47,057**

Limited-Term Bond *(in thousands)* DECEMBER 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials		
Asset Management & Custody Banks – 0.8%		
Ares Capital Corp., 3.875%, 1-15-20	$3,820	$ 3,809
Consumer Finance – 6.8%		
American Express Co., 7.000%, 3-19-18	3,000	3,471
American Express Credit Corp., 1.300%, 7-29-16	1,500	1,507
American Honda Finance Corp.:		
7.625%, 10-1-18 (A)	1,000	1,197
2.125%, 10-10-18	3,000	3,018
Capital One Bank USA N.A., 2.150%, 11-21-18	2,000	1,990
Capital One Financial Corp., 6.750%, 9-15-17	1,000	1,128
Capital One N.A., 2.400%, 9-5-19	1,000	995
Caterpillar Financial Services Corp., 1.000%, 11-25-16	3,000	3,003
Discover Financial Services, 3.950%, 11-6-24	4,200	4,222
Ford Motor Credit Co. LLC:		
1.500%, 1-17-17	1,000	995
5.000%, 5-15-18	3,626	3,940
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), 3.500%, 7-10-19	1,300	1,327
Hyundai Capital America:		
1.875%, 8-9-16 (A)	1,000	1,007
2.875%, 8-9-18 (A)	1,000	1,020
Western Union Co. (The), 5.930%, 10-1-16	3,000	3,222
		32,042
Diversified Banks – 5.1%		
Bank of America Corp.:		
5.650%, 5-1-18	1,000	1,111
2.600%, 1-15-19	2,000	2,015
Bank of New York Mellon Corp. (The), 2.300%, 9-11-19	3,550	3,567
Bank of Nova Scotia (The):		
2.050%, 10-30-18	2,500	2,503
2.050%, 6-5-19	2,500	2,491
Bear Stearns Co., Inc. (The), 6.400%, 10-2-17	2,000	2,240
Commonwealth Bank of Australia:		
1.950%, 3-16-15	1,000	1,003
2.250%, 3-13-19	2,500	2,512
HSBC Bank plc, 3.100%, 5-24-16 (A)	1,000	1,033
U.S. Bancorp, 2.200%, 11-15-16	1,000	1,021

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Wachovia Corp., 5.750%, 2-1-18	$1,500	$ 1,680
Wells Fargo & Co.:		
2.150%, 1-15-19	2,000	2,005
2.125%, 4-22-19	1,000	1,000
		24,181
Investment Banking & Brokerage – 1.4%		
Goldman Sachs Group, Inc. (The), 3.700%, 8-1-15	1,000	1,016
Morgan Stanley:		
6.000%, 4-28-15	2,000	2,033
5.625%, 9-23-19	3,000	3,386
		6,435
Life & Health Insurance – 2.8%		
Aflac, Inc.:		
8.500%, 5-15-19	2,917	3,645
3.625%, 11-15-24	3,250	3,314
MetLife, Inc.:		
5.000%, 6-15-15	1,553	1,583
6.817%, 8-15-18	3,058	3,558
Prudential Financial, Inc., 4.750%, 9-17-15	1,000	1,026
		13,126
Other Diversified Financial Services – 3.3%		
Citigroup, Inc., 2.550%, 4-8-19	3,000	3,020
Daimler Finance North America LLC, 1.300%, 7-31-15 (A)	1,760	1,767
Fidelity National Financial, Inc., 6.600%, 5-15-17	1,000	1,100
John Deere Capital Corp., 1.200%, 10-10-17	1,000	994
JPMorgan Chase & Co., 6.000%, 1-15-18	3,316	3,710
Moody's Corp., 2.750%, 7-15-19	1,050	1,059
TIAA Asset Management Finance Co. LLC, 2.950%, 11-1-19 (A)	4,000	4,008
		15,658
Property & Casualty Insurance – 0.8%		
Berkshire Hathaway, Inc., 2.100%, 8-14-19	4,000	4,025
Regional Banks – 0.8%		
PNC Bank N.A., 1.300%, 10-3-16	2,000	2,011
PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.), 6.700%, 6-10-19	1,447	1,713
		3,724

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs – 0.0%		
Crown Castle International Corp., 5.250%, 1-15-23	$ 200	$ 204
Total Financials – 21.8%		**103,204**
Health Care		
Biotechnology – 0.0%		
Amgen, Inc., 6.150%, 6-1-18	102	116
Health Care Equipment – 1.6%		
Medtronic, Inc., 3.500%, 3-15-25 (A)	4,295	4,394
Stryker Corp.:		
2.000%, 9-30-16	1,772	1,801
4.375%, 1-15-20	1,400	1,497
		7,692
Health Care Services – 1.7%		
Medco Health Solutions, Inc., 7.125%, 3-15-18	3,100	3,579
Quest Diagnostics, Inc.:		
3.200%, 4-1-16	1,000	1,025
6.400%, 7-1-17	3,000	3,340
		7,944
Health Care Supplies – 1.9%		
Cardinal Health, Inc., 3.500%, 11-15-24	3,775	3,764
Catholic Health Initiatives, 2.600%, 8-1-18	3,000	3,039
DENTSPLY International, Inc., 2.750%, 8-15-16	1,000	1,022
Express Scripts, Inc., 7.250%, 6-15-19	1,000	1,201
		9,026
Pharmaceuticals – 2.7%		
AbbVie, Inc., 1.200%, 11-6-15	1,500	1,504
Merck Sharp & Dohme Corp., 5.000%, 6-30-19	3,000	3,387
Mylan, Inc., 7.875%, 7-15-20 (A)	4,500	4,793
Roche Holdings, Inc., 6.000%, 3-1-19 (A)	2,612	3,017
		12,701
Total Health Care – 7.9%		**37,479**
Industrials		
Air Freight & Logistics – 0.6%		
FedEx Corp., 8.000%, 1-15-19	2,252	2,742
Airlines – 0.5%		
Southwest Airlines Co., 5.125%, 3-1-17	2,263	2,424

Limited-Term Bond *(in thousands)* DECEMBER 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction Machinery & Heavy Trucks – 1.0%		
Joy Global, Inc., 6.000%, 11-15-16	$4,500	$ 4,862
Environmental & Facilities Services – 1.9%		
Republic Services, Inc., 3.800%, 5-15-18	4,000	4,232
Waste Management, Inc., 6.100%, 3-15-18	1,000	1,132
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 7.375%, 3-11-19	3,128	3,780
		9,144
Industrial Conglomerates – 1.7%		
Danaher Corp., 5.400%, 3-1-19	3,750	4,227
General Electric Capital Corp., 5.625%, 5-1-18	3,500	3,938
		8,165
Railroads – 1.7%		
Burlington Northern Santa Fe Corp., 5.750%, 3-15-18	4,500	5,044
Union Pacific Corp., 2.250%, 2-15-19	3,000	3,038
		8,082
Trading Companies & Distributors – 0.7%		
HD Supply, Inc., 5.250%, 12-15-21 (A)	3,054	3,107
Trucking – 1.3%		
Penske Truck Leasing Co. L.P., 2.500%, 3-15-16 (A)	4,000	4,056
Ryder System, Inc., 2.450%, 11-15-18	2,000	2,000
		6,056
Total Industrials – 9.4%		**44,582**
Information Technology		
Data Processing & Outsourced Services – 1.3%		
Alliance Data Systems Corp.:		
5.250%, 12-1-17 (A)	3,000	3,090
6.375%, 4-1-20 (A)	1,000	1,023
5.375%, 8-1-22 (A)	1,924	1,900
		6,013
Electronic Manufacturing Services – 0.2%		
Jabil Circuit, Inc., 7.750%, 7-15-16	1,000	1,071
Internet Software & Services – 0.6%		
Alibaba Group Holdings Ltd., 3.600%, 11-28-24 (A)	3,110	3,085
Semiconductors – 0.2%		
Broadcom Corp., 2.700%, 11-1-18	$1,000	$ 1,024
Systems Software – 0.9%		
CA, Inc., 5.375%, 12-1-19	3,645	4,034
Total Information Technology – 3.2%		**15,227**
Materials		
Diversified Chemicals – 1.1%		
Dow Chemical Co. (The):		
8.550%, 5-15-19	3,160	3,928
4.250%, 11-15-20	1,168	1,249
		5,177
Diversified Metals & Mining – 0.3%		
Rio Tinto Finance (USA) Ltd., 2.250%, 9-20-16	1,500	1,528
Fertilizers & Agricultural Chemicals – 0.9%		
Potash Corp. of Saskatchewan, Inc., 6.500%, 5-15-19	3,570	4,167
Forest Products – 0.2%		
Georgia-Pacific LLC, 5.400%, 11-1-20 (A)	1,000	1,125
Metal & Glass Containers – 0.2%		
FBG Finance Ltd., 7.875%, 6-1-16 (A)	1,000	1,093
Specialty Chemicals – 1.2%		
Methanex Corp., 3.250%, 12-15-19	5,500	5,454
Total Materials – 3.9%		**18,544**
Telecommunication Services		
Integrated Telecommunication Services – 0.8%		
CC Holdings GS V LLC, 2.381%, 12-15-17	1,000	1,009
Verizon Communications, Inc., 6.350%, 4-1-19	2,455	2,845
		3,854
Wireless Telecommunication Service – 0.9%		
America Movil S.A.B. de C.V., 5.000%, 3-30-20	729	804
American Tower Corp.:		
7.000%, 10-15-17	2,000	2,258
5.900%, 11-1-21	1,000	1,126
		4,188
Total Telecommunication Services – 1.7%		**8,042**
Utilities		
Electric Utilities – 2.1%		
Kansas City Power & Light Co., 7.150%, 4-1-19	$3,590	$ 4,301
PacifiCorp, 5.500%, 1-15-19	2,100	2,373
Southern Co. (The), 2.150%, 9-1-19	3,175	3,154
		9,828
Multi-Utilities – 0.7%		
Dominion Resources, Inc., 6.400%, 6-15-18	3,000	3,425
Total Utilities – 2.8%		**13,253**
TOTAL CORPORATE DEBT SECURITIES – 78.4%		**$371,770**
(Cost: $370,309)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 2.2%		
Federal National Mortgage Association:		
2.000%, 12-30-15	1,000	1,017
5.450%, 10-18-21	4,640	5,003
Ukraine Government AID Bond, 1.844%, 5-16-19	4,500	4,530
		10,550
Mortgage-Backed Obligations – 12.2%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 6-15-26	4,567	4,899
2.500%, 12-15-41	2,054	2,061
Federal Home Loan Mortgage Corp. Fixed Rate Pass-Through Certificates:		
3.000%, 8-1-28	4,589	4,757
3.000%, 9-1-28	4,468	4,643
3.500%, 10-1-28	4,999	5,275
Federal National Mortgage Association Agency REMIC/CMO:		
3.000%, 2-25-25	2,716	2,823
2.000%, 4-25-39	1,638	1,612
4.000%, 5-25-39	1,520	1,579
3.000%, 11-25-39	361	367
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.580%, 6-1-19	3,674	4,049
3.680%, 2-1-21	1,630	1,698
4.380%, 6-1-21	1,860	2,076
5.500%, 10-1-21	1,091	1,193
5.500%, 11-1-22	399	437

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
3.000%, 7-1-28	$4,436	$ 4,611
3.000%, 9-1-28	2,382	2,470
4.000%, 12-1-31	3,784	4,079
4.000%, 10-1-43	5,039	5,403
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 9-20-40	1,910	1,936
2.000%, 3-16-42	2,017	1,970
		57,938

TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 14.4% $68,488

(Cost: $68,074)

UNITED STATES GOVERNMENT OBLIGATIONS

Treasury Obligations – 1.0%

	Principal	Value
U.S. Treasury Notes, 0.750%, 10-31-17	5,000	4,958

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)

	Principal	Value
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.0%		$ 4,958

(Cost: $5,006)

SHORT-TERM SECURITIES

Commercial Paper (B) – 4.6%

	Principal	Value
BorgWarner, Inc., 0.350%, 1-16-15	$5,000	4,999
Illinois Tool Works, Inc., 0.100%, 1-7-15	6,023	6,023
Kellogg Co., 0.290%, 1-12-15	7,000	6,999
Wal-Mart Stores, Inc., 0.090%, 1-13-15	4,000	4,000
		22,021

Master Note – 0.7%

	Principal	Value
Toyota Motor Credit Corp., 0.126%, 1-7-15 (C)	3,157	3,157

	Value
TOTAL SHORT-TERM SECURITIES – 5.3%	$ 25,178
(Cost: $25,179)	
TOTAL INVESTMENT SECURITIES – 99.1%	$470,394
(Cost: $468,568)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%	4,043
NET ASSETS – 100.0%	$474,437

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014 the total value of these securities amounted to $56,738 or 12.0% of net assets.

(B) Rate shown is the yield to maturity at December 31, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$—	$370,033	$1,737
United States Government Agency Obligations	—	68,488	—
United States Government Obligations	—	4,958	—
Short-Term Securities	—	25,178	—
Total	$—	$468,657	$1,737

During the period ended December 31, 2014, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

AID = Agency International Development
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REITS = Real Estate Investment Trusts
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.


Paul J. Ariano


Paul K. LeCoq


Luke Jacobson


Alexis C. Waadt

Ivy Funds VIP Micro Cap Growth is subadvised by Wall Street Associates (WSA). The WSA Investment Team is primarily responsible for the day-to-day management of the Portfolio. The WSA Investment Team consists of Paul J. Ariano, CFA, Paul K. LeCoq, Luke A. Jacobson, CFA, and Alexis C. Waadt. They each have co-managed the Portfolio since its inception in January 2005, except Mr. Jacobson who became a co-manager in January 2012 and Ms. Waadt who became a co-manager in January 2013.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Micro Cap Growth	–1.74%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of smaller company stocks)	5.60%
Russell Microcap Growth Index (generally reflects the performance of stocks in the smallest category of publicly traded companies)	4.30%
Lipper Variable Annuity Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.41%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Multiple indexes are shown because the Portfolio's management team expects to typically invest in companies within a wider range of market capitalization.

Key drivers

Equity markets proved to be volatile in 2014 amid concerns about quantitative easing tapering, subpar global economic growth, geopolitical instability and plummeting oil prices. Nevertheless, U.S. stocks produced solid gains in 2014, led by the larger capitalization, slower growth issues. Smaller-cap issues experienced quite a bumpy ride during the year, especially from the end of February through mid-May, as investors violently rotated away from stocks that were small in size as well as those with high growth characteristics. Technology and health care (biotech) issues were hit particularly hard during this period, although the groups rallied back from correction territory later in the period. Small-cap stocks rallied into the end of 2014 on improving economic news, however it was not enough to catch up to the double-digit returns posted by their large-cap counterparts.

Performance for U.S. equities was linear in 2014. Large caps produced the greatest returns while micro caps struggled to get into positive territory. Within the benchmark Russell 2000 Growth Index, stocks with a float-adjusted market cap of re than $1 billion gained 6.7% while those under $250 million in capitalization fell 8.5% for the year. High-growth stocks with earning per share less than 20% were essentially flat on the year while slow-growth stocks with earnings per share greater than 10% gained. The Portfolio's strategy is to invest in stocks with float-adjusted market cap of less than $1 billion.

Contributors and detractors

The Portfolio underperformed both the Russell 2000 Growth Index and the Russell Microcap Growth Index for the 12-month period ended December 31, 2014.

Energy stocks were the worst performing group for the year, declining amid falling commodity prices. The Portfolio had a market-weight position to the sector and limited exposure to oil-related groups; however, the entire sector sold off dramatically in tandem with oil prices. Consumer discretionary stocks produced lackluster results, as did industrials, particularly those peripherally related to energy companies. Technology companies were a drag on Portfolio relative performance for the year as micro-cap technology companies significantly lagged the larger issues within the benchmarks. Health care stocks shook off the sell-off in first and second quarters and became the best performing sector in 2014, led by biotech and pharmaceutical companies. The Portfolio benefitted from an over-weighted position in both groups.

The Portfolio is currently overweight the health care sector, including pharmaceuticals, biotechnology and medical instruments. The Portfolio has a market weighting in the technology sector (underweight semiconductors and overweight software) as well as the consumer discretionary sector. Going forward, we expect the consumer group will benefit from low oil/gas prices and easy comparisons versus results from the winter of 2014; however, we are being quite selective in the group and are avoiding the traditional mall-based retailers. The Portfolio has a market weight to the energy sector, although investments are geared more toward solar and energy technologies versus oil-related companies. The Portfolio is underweight the materials and financials sectors.

In summary, 2014 was a tough environment for micro-cap stocks. The driving force behind the Portfolio's performance was caused by the size and high-growth characteristics of the portfolio, which were definitely not favored during the year.

Outlook

America's economy is faring well compared with the rest of the world, and there appears to be no recession in sight. Labor costs have become more competitive, unemployment rates are trending down, energy costs have declined and cyclical areas of the economy have picked up. Consumer confidence, corporate profits, housing activity, auto sales and bank loan activity have all improved. Corporate balance sheets appear strong and the biggest U.S. banks have raised capital. Although the Federal Reserve is in the process of shifting its monetary policy stance, it remains committed to making broader financial conditions accommodative and supportive of economic growth.

The building blocks for strong and sustained U.S. economic growth are in place — slack labor, available capital and revolutionary technologies – so we believe the economy is on its way toward a self-sustained recovery. Many headwinds still persist (fragile investor confidence, subpar global economic growth, global instability, China/Europe economic slowdowns, et al.) and so this continues to be a challenging investment climate where stock selection and active risk management are extremely important.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment

Investing in micro-cap stocks may carry more risk than investing in stocks of larger, more established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Micro Cap Growth.

Asset Allocation

Stocks	**97.8%**
Health Care	32.2%
Information Technology	18.4%
Consumer Discretionary	17.2%
Industrials	13.7%
Financials	5.8%
Consumer Staples	5.1%
Energy	2.8%
Telecommunication Services	2.6%
Cash and Cash Equivalents	**2.2%**

Top 10 Equity Holdings

Company	Sector	Industry
Auspex Pharmaceuticals, Inc.	Health Care	Biotechnology
Callidus Software, Inc.	Information Technology	Application Software
Rentrak Corp.	Consumer Discretionary	Movies & Entertainment
Quidel Corp.	Health Care	Health Care Supplies
Enanta Pharmaceuticals, Inc.	Health Care	Biotechnology
Aerie Pharmaceuticals, Inc.	Health Care	Pharmaceuticals
TubeMogul, Inc.	Information Technology	Systems Software
ARC Document Solutions, Inc.	Industrials	Office Services & Supplies
Repligen Corp.	Health Care	Biotechnology
Build-A-Bear Workshop, Inc.	Consumer Discretionary	Specialty Stores

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Micro Cap Growth



Micro Cap Growth Fund[1] $24,017
Russell 2000 Growth $22,699
Russell Microcap Growth Index $18,553

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	-1.74%
5-year period ended 12-31-14	17.75%
10-year period ended 12-31-14	9.16%

(2)*Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Consumer Discretionary

COMMON STOCKS	Shares	Value
Apparel Retail – 0.8%		
Christopher & Banks Corp. (A)	95	$ 544
Apparel, Accessories & Luxury Goods – 1.0%		
Movado Group, Inc.	26	735
Broadcasting – 0.7%		
Entravision Communications Corp.	77	500
Education Services – 1.3%		
2U, Inc. (A)	47	920
Homebuilding – 0.8%		
M/I Homes, Inc. (A)	24	553
Homefurnishing Retail – 0.9%		
Kirkland's, Inc. (A)	29	683
Hotels, Resorts & Cruise Lines – 0.6%		
Morgans Hotel Group Co. (A)	52	406
Leisure Products – 3.3%		
Arctic Cat, Inc.	20	692
Malibu Boats, Inc., Class A (A)	35	674
Nautilus Group, Inc. (The) (A)	68	1,028
		2,394
Movies & Entertainment – 2.2%		
Rentrak Corp. (A)	21	1,544
Restaurants – 4.2%		
Dave & Buster's Entertainment, Inc. (A)	12	322
Del Frisco's Restaurant Group, Inc. (A)	38	905
Habit Restaurants, Inc. (The) Class A (A)	12	401
Red Robin Gourmet Burgers, Inc. (A)	10	739
Zoe's Kitchen, Inc. (A)	23	676
		3,043
Specialty Stores – 1.4%		
Build-A-Bear Workshop, Inc. (A)	52	1,037
Total Consumer Discretionary –17.2%		12,359

Consumer Staples

	Shares	Value
Food Distributors – 0.7%		
Chefs' Warehouse Holdings LLC (The) (A)	22	500
Food Retail – 1.4%		
Natural Grocers by Vitamin Cottage, Inc. (A)	36	1,000

COMMON STOCKS (Continued)	Shares	Value
Packaged Foods & Meats – 0.9%		
Inventure Foods, Inc. (A)	47	$ 604
Personal Products – 2.1%		
IGI Laboratories, Inc. (A)	71	622
Inter Parfums, Inc.	33	909
		1,531
Total Consumer Staples – 5.1%		3,635

Energy

	Shares	Value
Oil & Gas Drilling – 0.4%		
Pioneer Drilling Co. (A)	55	304
Oil & Gas Equipment & Services – 2.1%		
Basic Energy Services, Inc. (A)	31	219
RigNet, Inc. (A)	18	742
Willbros Group, Inc. (A)	86	540
		1,501
Oil & Gas Exploration & Production – 0.3%		
Triangle Petroleum Corp. (A)	43	207
Total Energy – 2.8%		2,012

Financials

	Shares	Value
Asset Management & Custody Banks – 1.7%		
Actua Corp. (A)	36	665
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	40	575
		1,240
Diversified Banks – 1.3%		
Square 1 Financial, Inc., Class A (A)	38	936
Investment Banking & Brokerage – 0.6%		
Marcus & Millichap, Inc. (A)	14	452
Office REITs – 0.6%		
City Office REIT, Inc.	34	435
Specialized REITs – 1.1%		
Ashford Hospitality Prime, Inc.	43	740
Thrifts & Mortgage Finance – 0.5%		
PennyMac Financial Services, Inc., Class A (A)	19	320
Total Financials – 5.8%		4,123

Health Care

	Shares	Value
Biotechnology – 13.5%		
Acceleron Pharma, Inc. (A)	14	561
Ardelyx, Inc. (A)	34	637
Argos Therapeutics, Inc. (A)	42	420
Auspex Pharmaceuticals, Inc. (A)	36	1,900
Cara Therapeutics, Inc. (A)	51	507
Concert Pharmaceuticals, Inc. (A)	51	677

COMMON STOCKS (Continued)	Shares	Value
Biotechnology (Continued)		
Enanta Pharmaceuticals, Inc. (A)	28	$ 1,414
NewLink Genetics Corp. (A)	22	878
Repligen Corp. (A)	58	1,148
Retrophin, Inc. (A)	7	89
Synergy Pharmaceuticals, Inc. (A)	77	235
Vanda Pharmaceuticals, Inc. (A)	55	783
Verastem, Inc. (A)	51	469
		9,718
Health Care Equipment – 4.5%		
Cardiovascular Systems, Inc. (A)	29	863
K2M Group Holdings, Inc. (A)	34	699
Oxford Immunotec Global plc (A)	39	533
Rockwell Medical, Inc. (A)	53	545
Sunshine Heart, Inc. (A)	59	252
Veracyte, Inc. (A)	32	308
		3,200
Health Care Facilities – 1.9%		
AAC Holdings, Inc. (A)	18	563
Surgical Care Affiliates, Inc. (A)	25	824
		1,387
Health Care Services – 1.6%		
Adeptus Health, Inc., Class A (A)	22	823
Cross Country Healthcare, Inc. (A)	24	303
		1,126
Health Care Supplies – 2.3%		
Quidel Corp. (A)	50	1,440
TearLab Corp. (A)	76	200
		1,640
Health Care Technology – 2.0%		
HealthStream, Inc. (A)	25	740
Imprivata, Inc. (A)	55	714
		1,454
Pharmaceuticals – 6.4%		
Aerie Pharmaceuticals, Inc. (A)	46	1,346
Intersect ENT, Inc. (A)	35	645
Intra-Cellular Therapies, Inc. (A)	31	551
Pernix Therapeutics Holdings, Inc. (A)	107	1,002
ZS Pharma, Inc. (A)	25	1,027
		4,571
Total Health Care – 32.2%		23,096

Industrials

	Shares	Value
Building Products – 2.5%		
Builders FirstSource, Inc. (A)	117	805
NCI Building Systems, Inc. (A)	51	946
		1,751

Micro Cap Growth (in thousands) DECEMBER 31, 2014

COMMON STOCKS (Continued)	Shares	Value
Construction & Engineering – 1.0%		
Orion Marine Group, Inc. (A)	64	$ 702
Construction Machinery & Heavy Trucks – 1.0%		
Wabash National Corp. (A)	60	742
Electrical Components & Equipment – 2.4%		
Enphase Energy, Inc. (A)	46	659
LSI Industries, Inc.	32	216
Orion Energy Systems, Inc. (A)	85	465
TCP International Holdings Ltd. (A)	55	336
		1,676
Industrial Machinery – 0.9%		
Neff Corp., Class A (A)	60	671
Marine – 0.2%		
Baltic Trading Ltd.	52	130
Office Services & Supplies – 2.7%		
ARC Document Solutions, Inc. (A)	114	1,165
CyrusOne, Inc.	29	785
		1,950
Trucking – 3.0%		
Celadon Group, Inc.	13	293
Covenant Transportation Group, Inc., Class A (A)	29	786
Marten Transport Ltd.	28	602
Roadrunner Transportation Systems, Inc. (A)	21	481
		2,162
Total Industrials – 13.7%		**9,784**
Information Technology		
Application Software – 3.3%		
Callidus Software, Inc. (A)	103	1,679
Materialise N.V. ADR (A)	33	314
Yodlee, Inc. (A)	28	340
		2,333
Communications Equipment – 1.6%		
Ruckus Wireless, Inc. (A)	51	613
ShoreTel, Inc. (A)	73	534
		1,147
Electronic Equipment & Instruments – 0.7%		
CUI Global, Inc. (A)	69	516
Home Entertainment Software – 0.3%		
Glu Mobile, Inc. (A)	54	210
Internet Software & Services – 4.9%		
Amber Road, Inc. (A)	64	655
Boingo Wireless, Inc. (A)	52	395

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services (Continued)		
Borderfree, Inc. (A)	28	$ 252
ChannelAdvisor Corp. (A)	19	399
Q2 Holdings, Inc. (A)	26	492
SPS Commerce, Inc. (A)	16	878
Tech Target, Inc. (A)	40	458
		3,529
IT Consulting & Other Services – 1.1%		
Virtusa Corp. (A)	19	804
Semiconductor Equipment – 1.3%		
Nanometrics, Inc. (A)	26	431
Ultra Clean Holdings, Inc. (A)	55	514
		945
Semiconductors – 0.7%		
Exar Corp. (A)	52	533
Systems Software – 3.8%		
Barracuda Networks, Inc. (A)	10	344
Mavenir Systems, Inc. (A)	41	559
TubeMogul, Inc. (A)	55	1,236
Varonis Systems, Inc. (A)	17	571
		2,710
Technology Hardware, Storage & Peripherals – 0.7%		
Datalink Corp. (A)	38	491
Total Information Technology – 18.4%		**13,218**
Telecommunication Services		
Alternative Carriers – 0.8%		
inContact, Inc. (A)	66	584
Integrated Telecommunication Services – 1.0%		
Global Telecom & Technology, Inc. (A)	56	737
Wireless Telecommunication Service – 0.8%		
RingCentral, Inc., Class A (A)	36	531
Total Telecommunication Services – 2.6%		**1,852**
TOTAL COMMON STOCKS – 97.8%		**$70,079**
(Cost: $55,769)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 2.3%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (B)	$1,658	$ 1,658
TOTAL SHORT-TERM SECURITIES – 2.3%		**$ 1,658**
(Cost: $1,658)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$71,737**
(Cost: $57,427)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		**(81)**
NET ASSETS – 100.0%		**$71,656**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$70,079	$ —	$—
Short-Term Securities	—	1,658	—
Total	$70,079	$1,658	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Kimberly A. Scott

Below, Kimberly A. Scott, CFA, portfolio manager of Ivy Funds VIP Mid Cap Growth, discusses positioning, performance and results for the fiscal year ended December 31, 2014. She has managed the Portfolio since its inception in 2005 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Mid Cap Growth	7.87%
Benchmark(s) and/or Lipper Category	
Russell Mid-Cap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	11.90%
Lipper Variable Annuity Mid-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.81%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Key drivers

We fought a few key battles in 2014, the biggest and most impactful being the current risk-on environment that favored lower-quality business models, balance sheets and strong differentiated growth, either real or perceived. Non-earners, low return-on-equity and high debt-to-total capitalization companies soared in value relative to the rest of the market for much of the year. We are encouraged, however, that the market environment is transitioning to one of more sound thinking about creditworthiness and stability, and sustainability of earnings.

Contributors and detractors

The Portfolio underperformed the index for the period ended December 31, 2014. The primary factors for the underperformance were stock selection issues, primarily in the industrials sector, and secondarily in the energy sector. Both of these groups delivered negative returns in 2014.

We had many weak names in industrials, but the weakest, and most negatively impactful, were those that were associated with customers in the energy and other commodities industries. Flowserve and Joy Global all struggled because of concerns about their business with customers in the energy industry. Joy Global's issues extend to broad weakness in the mining sector, globally. The weakness in these industrial names, and a number of others in the group, both defensive and cyclical, overwhelmed the successes the Portfolio had in two names in the group, Polypore International and Stericycle. Polypore makes separation media for lead acid and lithium ion batteries for automobiles, and is beginning to recover from several years of poorly absorbed investment spending. Stericycle, which collects and processes medical waste, is a perennially strong performer because of the consistent and growing demand for its services. Fortune Brands Home and Security is a name that has performed very well for us in recent years, but underperformed the index in the past 12 months, as the stock took a breather, coming in basically flat on the year. Our outlook on Fortune Brands Home and Security is still very favorable, as we expect it to continue to benefit from the slower than expected, yet ongoing improvement in the housing market, and specifically in the repair and remodeling business where their cabinets and Moen faucets are sold.

The Portfolio's energy names were weak across the board, as the swift decline in the price of oil since June, but most notably within the fourth quarter, became a critical turning point for the group generally, and our names, specifically. Our largest negative contribution for the year came from the names we own with exposure to domestic shale oil drilling in the Bakken region, and also our natural gas exposure names. Continental Resources, Oasis Petroleum and Southwestern Energy all delivered performances that felt like our own Exxon Valdez ran aground in the portfolio. Our only positive performer was Patterson UTI Energy, an oilfield services and equipment company, which we sold at a gain earlier in the year before the downtrend in oil. We understand the severe reaction by investors to the rapid changes in the economics of oil and gas related companies, but we are of the opinion that the problem has been overly discounted, as the dynamics of shale oil drilling may be such that the oversupply problem is solved with greater expediency than we've seen historically. We retain our energy positions in the portfolio, and look to add exposure as stock price opportunities and industry fundamentals present themselves.

The Portfolio's financials, materials, utilities and telecommunications services exposures all made modest negative contributions to overall performance for the year. We were slightly underweight the outperforming financials sector, and a few of our names turned in weak performances, including UMB Financial, Oaktree Capital Group and First Republic Bank. Banks in particular, are struggling with expense growth associated with dealing with the many new banking regulations. However, Signature Bank of New York, a long-term holding and strong performer, and Northern Trust are two banks that delivered nice returns within the sector in 2014.

The Portfolio was underweight the outperforming materials sector, which accounted for the majority of our underperformance in that group. A lack of exposure to the utilities and telecommunications sectors, both of which strongly outperformed the benchmark in 2014, was a light negative to performance.

Strong stock selection in information technology, consumer discretionary and consumer staples provided positive performance during the period. A healthy overweight position in the health care group also compensated for some stock picking issues among our names. We had many very strong performers in information technology sector this year, which were significant enough to overcome some of the weak returns within the group and deliver overall sector and index-beating results for the year. These names included: Electronic Arts, which we added to the portfolio early 2014, F5 Networks, which performed well after a couple of years of soft performance, Service Now, CoStar Group, Sabre Corporation and Open Table, the online restaurant reservation service that was acquired by Priceline mid-year. One of our biggest disappointments was Pandora, the internet radio service company. The stock struggled under the weight of concern about a 2015 Copyright Royalty Board rate decision. We continue to believe that Pandora is the premier asset in the internet radio space with a strong and growing commercial opportunity, and we expect the rate decision to be neutral, at worst, to Pandora's business model. We retain the name and will be interested in building a larger position as the outlook for the company clears.

Adding consumer discretionary exposure to the Portfolio early in the year proved to be positive for performance. The negative impact of a difficult 2013 holiday season and pressure on demand in the spring selling season related to the severe winter weather across much of the U.S. gave way to the consumer benefits of stronger employment growth and the rapid decline of oil prices. Most of our specialty retail and apparel names performed strongly during the year, particularly in the fourth quarter when it became clear that the 2014 holiday season would be much stronger than 2013. Limited Brands, Ross Stores, Nordstrom, Tiffany and Carter's all benefited from an improving consumer environment and stronger holiday selling season. Under Armour performed well last year, although we no longer own it, as did Norwegian Cruise Line, which has been growing nicely and will see the benefit of lower fuel costs in the near future.

A few weak names in our consumer discretionary exposure included Mattel, which was a significant disappointment in a time when consumer discretionary spending is on the upswing. The company is facing the loss of some important product licenses and is working to make product innovation more effective for the firm. Homeaway, the online vacation rental business, was another disappointment, largely as a result of investment spending by the company that we believe will make it difficult for them to be sufficiently profitable in the near future. We no longer own Homeaway.

The Portfolio's consumer staples exposure was positive for performance, as all of our holdings in that group outperformed both the index and posted a strong showing relative to the consumer staples group within the index.

The Portfolio's cash holdings and equity options were the final significant detractor from performance. Equity options, used primarily for hedging purposes, or building or exiting positions, was 65 basis points to the negative for our relative performance.

From a positive perspective, strong stock selection in the financials, as noted earlier, consumer staples and energy made significant contributions to performance, as many of our names in these groups posted strong returns.

Outlook

We see the market as being in transition from a period of free-wheeling, risk-on investing supported by very cheap money to one of greater consideration for stable/sustainable growth and business models. The preference for balance sheet risk over financial prudence we've witnessed and been a victim of for over the past several years should give way to greater respect for companies that have the wherewithal to withstand an increase in interest rates associated with a stronger U.S. economic environment.

While we do believe the economic environment is supportive for revenue and earnings growth across many companies in our mid-cap growth universe, there are general trends and market conditions that give us pause at this stage of the market cycle – trends and conditions that we think could lead to periods of difficult performance for the equity market over the next 6-12 months.

Our key concern centers on corporate profitability as increased investment in labor, in terms of both rising units and rising compensation rates, can exert downward pressure on margins. The economy clearly needs to grow fast enough to allow companies to absorb these rising labor costs. We think there is a risk that the economy will continue to grow, creating a need for more labor investment, but potentially not grow fast enough to offset incremental costs. This scenario could unfold at the same time that the more general benefits of corporate restructurings post the 2008-2009 economic crisis continue to wane, the benefits of debt restructuring and interest savings are diminished, and, in fact, could move against corporations should rates rise. Share buybacks could also have a reduced roll in earnings growth under changing profitability and credit conditions. This could present the irony of a more supportive gross domestic product environment for top-line growth at many companies, while profits struggle to move forward for all of these reasons – a situation which would be much the opposite of what we have witnessed for the last five years. We think this could be a valuation depressant on the market as investors struggle with a changing profitability profile. The recent swift decline in the price of oil is somewhat of an offset to these concerns, as it sets up a more positive cost scenario for many companies, while also being a demand stimulant. This factor could soften the impact of a less stimulative credit environment in the near term.

On balance, we think that the prospect of higher interest rates, a stronger dollar and weak European and Asian economic growth are all challenges to relatively sound U.S. economic fundamentals. This calls for a slightly more defensive tilt in the Portfolio, overlaid on a focus on clearly differentiated long runway growth opportunities that can overcome the credit and cost pressures we see ahead. We continue to like both information technology and industrials for their exposure to constructive economic conditions and they are both areas that are taking advantage of innovation opportunities. We have to be more selective in industrials as many companies are susceptible to weakness related to the troubled oil and gas exploration and production environment.

We continue to like consumer discretionary as a beneficiary of job growth and a strengthening consumer balance sheet given more constructive energy costs, consumer credit and wage growth. We are generally comfortable with our financials exposure, but see adding to the exposure should rates begin to move higher to the benefit of spread lenders. We are cautiously patient with our energy exposure, leaning toward adding to holdings as the price of oil levels and companies begin to pull back on their exploration and production budgets, which will ultimately support the price of the commodity.

We are slightly underweight consumer staples, which is often the case, as we tend to find more growth opportunities elsewhere. We are, however, considering more exposure to this sector, as companies therein are likely to benefit from the positive impact of lower energy prices on consumer spending. We continue to consider additional opportunities in materials, where we are underweight, but struggle to find companies with sufficient growth and moderate cyclicality. We are likely to remain unexposed to telecommunications services and utilities. We are managing the Portfolio's cash exposure at a low level, currently, and using equity options in a small way to add or reduce exposure to individual positions.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Portfolio's value and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Mid Cap Growth.

Asset Allocation

Stocks	**96.8%**
Consumer Discretionary	22.7%
Health Care	19.4%
Information Technology	16.9%
Industrials	14.7%
Financials	9.0%
Consumer Staples	6.2%
Energy	6.0%
Materials	1.9%
Cash and Cash Equivalents	**3.2%**

Top 10 Equity Holdings

Company	Sector	Industry
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
Northern Trust Corp.	Financials	Asset Management & Custody Banks
Fastenal Co.	Industrials	Trading Companies & Distributors
Expeditors International of Washington, Inc.	Industrials	Air Freight & Logistics
Mead Johnson Nutrition Co.	Consumer Staples	Packaged Foods & Meats
Microchip Technology, Inc.	Information Technology	Semiconductors
Signature Bank	Financials	Regional Banks
Hain Celestial Group, Inc. (The)	Consumer Staples	Packaged Foods & Meats
Ross Stores, Inc.	Consumer Discretionary	Apparel Retail

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	7.87%
5-year period ended 12-31-14	15.80%
10-year period ended 12-31-14	—
Since inception of Portfolio[3] through 12-31-14	11.58%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3) 4-28-05 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Mid Cap Growth *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 6.4%		
DSW, Inc., Class A	176	$ 6,548
Limited Brands, Inc.	111	9,573
Ross Stores, Inc.	115	10,884
Urban Outfitters, Inc. (A)	244	8,580
		35,585
Apparel, Accessories & Luxury Goods – 3.2%		
Burberry Group plc (B)	253	6,428
Carter's, Inc.	96	8,356
Polo Ralph Lauren Corp.	16	2,942
		17,726
Auto Parts & Equipment – 1.2%		
Gentex Corp.	190	6,855
Department Stores – 1.6%		
Nordstrom, Inc.	112	8,889
Distributors – 1.9%		
LKQ Corp. (A)	385	10,812
Hotels, Resorts & Cruise Lines – 1.0%		
Norwegian Cruise Line Holdings Ltd. (A)	116	5,427
Leisure Products – 1.5%		
Mattel, Inc.	277	8,578
Restaurants – 2.8%		
Dunkin' Brands Group, Inc.	209	8,916
Panera Bread Co., Class A (A)	38	6,556
		15,472
Specialty Stores – 3.1%		
Tiffany & Co.	60	6,368
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	84	10,675
		17,043
Total Consumer Discretionary – 22.7%		**126,387**
Consumer Staples		
Distillers & Vintners – 0.9%		
Brown-Forman Corp., Class B	60	5,248
Packaged Foods & Meats – 4.2%		
Hain Celestial Group, Inc. (The) (A)	192	11,203
Mead Johnson Nutrition Co.	122	12,290
		23,493
Personal Products – 1.1%		
Coty, Inc., Class A	286	5,904
Total Consumer Staples – 6.2%		**34,645**

COMMON STOCKS (Continued)	Shares	Value
Energy		
Oil & Gas Equipment & Services – 0.9%		
Dril-Quip, Inc. (A)	60	$ 4,641
Oil & Gas Exploration & Production – 5.1%		
Cabot Oil & Gas Corp.	268	7,946
Cimarex Energy Co.	16	1,748
Continental Resources, Inc. (A)	170	6,510
Noble Energy, Inc.	64	3,032
Oasis Petroleum LLC (A)	173	2,861
Southwestern Energy Co. (A)	238	6,489
		28,586
Total Energy – 6.0%		**33,227**
Financials		
Asset Management & Custody Banks – 3.4%		
Northern Trust Corp.	224	15,080
Oaktree Capital Group LLC	72	3,743
		18,823
Regional Banks – 4.5%		
First Republic Bank	201	10,453
Signature Bank (A)	90	11,397
UMB Financial Corp.	58	3,319
		25,169
Specialized Finance – 1.1%		
CME Group, Inc.	69	6,121
Total Financials – 9.0%		**50,113**
Health Care		
Biotechnology – 5.5%		
ACADIA Pharmaceuticals, Inc. (A)	124	3,933
Alkermes plc (A)	127	7,456
BioMarin Pharmaceutical, Inc. (A)	90	8,138
Incyte Corp. (A)	59	4,338
Medivation, Inc. (A)	69	6,872
		30,737
Health Care Distributors – 1.5%		
Henry Schein, Inc. (A)	63	8,550
Health Care Equipment – 4.6%		
Intuitive Surgical, Inc. (A)	31	16,332
Varian Medical Systems, Inc. (A)	105	9,057
		25,389
Health Care Facilities – 1.0%		
Acadia Healthcare Co., Inc. (A)	90	5,515
Health Care Supplies – 3.0%		
Align Technology, Inc. (A)	154	8,610
DENTSPLY International, Inc.	146	7,792
		16,402

COMMON STOCKS (Continued)	Shares	Value
Health Care Technology – 0.9%		
Cerner Corp. (A)	81	$ 5,237
Managed Health Care – 1.1%		
Humana, Inc.	44	6,332
Pharmaceuticals – 1.8%		
Zoetis, Inc.	229	9,872
Total Health Care – 19.4%		**108,034**
Industrials		
Air Freight & Logistics – 2.3%		
Expeditors International of Washington, Inc.	282	12,575
Building Products – 1.8%		
Fortune Brands Home & Security, Inc.	220	9,969
Construction Machinery & Heavy Trucks – 1.0%		
Joy Global, Inc.	124	5,750
Electrical Components & Equipment – 1.4%		
Polypore International, Inc. (A)	168	7,904
Environmental & Facilities Services – 1.5%		
Stericycle, Inc. (A)	63	8,208
Industrial Machinery – 1.6%		
Flowserve Corp.	153	9,163
Research & Consulting Services – 2.8%		
CoStar Group, Inc. (A)	38	7,013
Verisk Analytics, Inc., Class A (A)	136	8,708
		15,721
Trading Companies & Distributors – 2.3%		
Fastenal Co.	268	12,752
Total Industrials – 14.7%		**82,042**
Information Technology		
Application Software – 1.2%		
ANSYS, Inc. (A)	84	6,902
Communications Equipment – 1.5%		
F5 Networks, Inc. (A)	62	8,055
Data Processing & Outsourced Services – 1.5%		
Alliance Data Systems Corp. (A)	30	8,453
Home Entertainment Software – 2.9%		
Electronic Arts, Inc.(A)	348	16,339

Mid Cap Growth *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 3.8%		
GrubHub, Inc. (A)	158	$ 5,721
Pandora Media, Inc. (A)	578	10,298
WebMD Health Corp., Class A (A)	127	5,020
		21,039
IT Consulting & Other Services – 1.6%		
Teradata Corp. (A)	199	8,702
Semiconductors – 2.1%		
Microchip Technology, Inc.	255	11,487
Systems Software – 1.2%		
ServiceNow, Inc. (A)	101	6,829
Technology Hardware, Storage & Peripherals – 1.1%		
SanDisk Corp.	62	6,079
Total Information Technology – 16.9%		**93,885**

COMMON STOCKS (Continued)	Shares	Value
Materials		
Fertilizers & Agricultural Chemicals – 1.0%		
Scotts Miracle-Gro Co. (The)	88	$ 5,508
Specialty Chemicals – 0.9%		
Valspar Corp. (The)	58	5,003
Total Materials – 1.9%		**10,511**
TOTAL COMMON STOCKS – 96.8%		**$538,844**
(Cost: $453,116)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 3.0%		
BorgWarner, Inc., 0.350%, 1-16-15	$5,000	4,999
Illinois Tool Works, Inc., 0.100%, 1-7-15	4,009	4,009
L Oreal USA, Inc., 0.110%, 1-12-15	4,000	4,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (C) (Continued)		
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank), 0.120%, 1-9-15	$4,000	$ 4,000
		17,008
Master Note – 0.7%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (D)	3,817	3,817
TOTAL SHORT-TERM SECURITIES – 3.7%		**$ 20,825**
(Cost: $20,825)		
TOTAL INVESTMENT SECURITIES – 100.5%		**$559,669**
(Cost: $473,941)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%		**(2,688)**
NET ASSETS – 100.0%		**$556,981**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Rate shown is the yield to maturity at December 31, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
ACADIA Pharmaceuticals, Inc.	Morgan Stanley & Co., Inc.	Put	611	February 2015	$28.00	$ 91	$ (58)
Alkermes plc	Barclays Bank plc	Put	227	February 2015	50.00	28	(32)
Incyte Corp.	Morgan Stanley & Co., Inc.	Put	196	February 2015	65.00	57	(27)
						$176	$(117)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$119,959	$ 6,428	$—
Consumer Staples	34,645	—	—
Energy	33,227	—	—
Financials	50,113	—	—
Health Care	108,034	—	—
Industrials	82,042	—	—
Information Technology	93,885	—	—
Materials	10,511	—	—
Total Common Stocks	$532,416	$ 6,428	$—
Short-Term Securities	—	20,825	—
Total	$532,416	$27,253	$—
Liabilities			
Written Options	$ —	$ 117	$—

During the period ended December 31, 2014, securities totaling $4,982 were transferred from Level 1 to Level 2. These transfers were the result of fair value prodedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of Ivy Funds VIP Money Market, discusses positioning, performance and results for the fiscal year ended December 31, 2014. She has managed the Portfolio for 16 years and has 28 years of industry experience.

The Portfolio's fiscal year ended on December 31, 2014 with short term rates at the same low levels as at the beginning of the year. The Federal Reserve (Fed) continued to maintain a policy that provided liquidity to the economy. During the fiscal year, the money markets continued to be affected by low rates, as well as regulatory changes in the banking sector. The economy showed signs of improvement, but a low rate of inflation allowed for the continuation of an ultra-low federal funds target rate.

Lower rates, higher-quality bias

The fiscal year started with the federal funds rate at between 0 and 0.25%, where it remains to date. During the Portfolio's fiscal year, the Fed gradually reduced the amount of U.S. Treasuries it was purchasing under its quantitative easing (QE3) program. QE3 purchases concluded in October. Although the end of the program has removed a source of additional liquidity to the economy, it has not been followed by an increase in short-term interest rates. The Fed has been testing Reverse Repo Programs that will be integral to managing the federal funds rate once the Fed begins increasing short-term rates. These programs have helped the short-term market manage liquidity, and provided the Fed with useful data. It may be mid 2015 before any change would impact money market rates. As a result, we will continue to manage the Portfolio in a similar fashion based on the continued low interest rate environment, closely monitoring any potential rate changes, and adjusting investments accordingly.

The drastically low rates of interest during the fiscal year restrained the performance of the Portfolio and rates on money market investments, in general. The Securities and Exchange Commission (SEC) regulation requiring that at least 30% of the Portfolio's holdings mature in five business days or less also affected the Portfolio return because very short maturities tend to carry the lowest interest rates.

Also acting to depress rates on the shortest maturities are new banking regulations which make short-term borrowing by banks less attractive. This has reduced the supply of securities in the short maturity range, adding downward pressure on rates. Within the confines of the Portfolio's liquidity and maturity requirements, we sought to maintain yield by purchasing longer-dated securities when credit spreads were wide. We also invested in floating rate notes based on the three-month London Interbank Offered Rate (LIBOR). These notes carry an attractive rate of investment, while allowing us to maintain a modest "weighted average maturity" (WAM) of the Portfolio. The LIBOR rate began the fiscal year at 0.24285% and gradually decreased during the year, but increased in December to end the fiscal year higher at 0.25560%.

Credit quality remained an important factor in the management and performance of the Portfolio. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

This past year, we have emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. We remain very selective of our investments. Corporate debt was used as an alternative investment when possible. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We intend to include U.S. Treasury and government agency securities, as necessary.

We are managing the Portfolio to comply with SEC regulations of money market funds, which were introduced in 2010. The SEC added these regulations in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations, to provide for the liquidity needs of our shareholders and investing for diversification. We will continue to manage the Portfolio in a prudent manner and in accordance with SEC regulations.

Please remember that an investment in the Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation

Corporate Obligations	**66.0%**
Notes	35.6%
Commercial Paper	20.6%
Certificate Of Deposit	9.4%
Master Note	0.4%
Municipal Obligations	**27.9%**
United States Government and Government Agency Obligations	**5.7%**
Cash and Other Assets, Net of Liabilities	**0.4%**

Money Market *(in thousands)*

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.200%, 1-6-15	$ 3,200	$ 3,200
0.200%, 1-28-15	2,750	2,750
0.200%, 3-19-15	500	500
Bank of America N.A.:		
0.200%, 1-22-15	1,300	1,300
0.200%, 3-12-15	7,000	7,000
0.210%, 4-15-15	12,250	12,250
Citibank N.A.:		
0.170%, 1-6-15	8,700	8,700
0.230%, 2-6-15	4,650	4,650
0.180%, 3-9-15	4,000	4,000
JPMorgan Chase Bank N.A.,		
0.350%, 2-3-15	4,000	4,000
Total Certificate Of Deposit– 9.4%		**48,350**
Commercial Paper (A)		
Air Products and Chemicals, Inc.:		
0.130%, 1-20-15	1,500	1,500
0.160%, 1-26-15	3,000	2,999
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB),		
4.125%, 1-15-15	3,200	3,205
Coca-Cola Co. (The),		
0.210%, 5-27-15	2,800	2,797
Corporacion Andina de Fomento,		
0.150%, 2-9-15	3,000	2,999
Danaher Corp.,		
0.120%, 1-12-15	3,000	3,000
Eli Lilly and Co.,		
0.180%, 3-25-15	1,500	1,499
Freddie Mac Discount Notes,		
0.100%, 5-7-15	3,000	2,999
Honeywell International, Inc.,		
0.230%, 6-19-15	2,000	1,998
John Deere Canada ULC (GTD by Deere & Co.),		
0.120%, 1-14-15	750	750
John Deere Capital Corp.,		
0.140%, 2-9-15	1,500	1,500
John Deere Financial, Inc. (GTD by John Deere Capital Corp.),		
0.140%, 1-15-15	2,000	2,000
Kimberly-Clark Corp.,		
0.080%, 1-29-15	5,050	5,050
Prudential Funding LLC (GTD by Prudential Financial, Inc.),		
0.100%, 1-2-15	3,252	3,252
River Fuel Trust #1 (GTD by Bank of Nova Scotia):		
0.190%, 1-15-15	1,000	1,000
0.220%, 1-30-15	8,000	7,998
St. Jude Medical, Inc.:		
0.200%, 1-5-15	3,500	3,500
0.220%, 1-6-15	9,500	9,500
0.220%, 1-13-15	2,500	2,500
0.220%, 1-15-15	7,000	6,999
0.220%, 1-20-15	2,600	2,600

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (A) (Continued)		
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank):		
0.110%, 1-8-15	$ 1,000	$ 1,000
0.120%, 1-9-15	1,000	1,000
Toyota Motor Credit Corp., ...		
0.220%, 5-20-15 (B) . . .	9,000	9,000
Wisconsin Electric Power Co.:		
0.330%, 1-6-15	9,200	9,200
0.330%, 1-7-15	7,500	7,500
0.200%, 1-8-15	5,500	5,500
Wisconsin Gas LLC,		
0.170%, 1-8-15	2,500	2,500
Total Commercial Paper – 20.6%		**105,345**
Master Note		
Toyota Motor Credit Corp.,		
0.126%, 1-7-15 (B)	1,864	1,864
Total Master Note – 0.4%		**1,864**
Notes		
American Honda Finance Corp.:		
0.230%, 1-10-15 (B) . . .	15,500	15,500
1.450%, 2-27-15	640	641
0.230%, 3-10-15 (B) . . .	1,300	1,300
3.500%, 3-16-15	1,738	1,750
Banco del Estado de Chile:		
0.370%, 1-1-15 (B)	4,500	4,500
0.370%, 1-22-15 (B) . . .	10,200	10,200
0.390%, 3-21-15 (B) . . .	4,000	4,000
Bank of Nova Scotia (The):		
0.280%, 1-1-15 (B)	5,550	5,550
0.240%, 1-5-15 (B)	8,000	8,000
0.240%, 1-22-15 (B) . . .	4,400	4,400
3.400%, 1-22-15	5,000	5,009
0.240%, 1-23-15 (B) . . .	10,000	10,000
BHP Billiton Finance (USA) Ltd.,		
1.000%, 2-24-15	10,519	10,530
Caterpillar Financial Services Corp.,		
1.050%, 3-26-15	250	250
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.),		
2.750%, 6-24-15	500	506
Caterpillar, Inc.,		
0.950%, 6-26-15	2,400	2,407
Coca-Cola Co. (The),		
0.750%, 3-13-15	2,610	2,613
General Electric Capital Corp.:		
0.650%, 1-1-15 (B)	1,400	1,401
0.420%, 1-6-15 (B)	4,200	4,206

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
0.430%, 1-9-15 (B)	$2,478	$ 2,482
0.610%, 1-9-15 (B)	500	500
0.981%, 1-9-15 (B)	1,200	1,205
2.150%, 1-9-15	2,000	2,001
1.000%, 1-30-15 (B) . . .	3,050	3,052
1.000%, 3-23-15 (B) . . .	7,000	7,037
IBM Credit Corp.,		
0.210%, 2-4-15 (B)	500	500
JPMorgan Chase & Co.:		
0.350%, 1-22-15 (B) . . .	1,650	1,650
0.360%, 3-9-15 (B)	4,750	4,750
JPMorgan Chase Bank N.A.,		
0.300%, 1-23-15 (B) . . .	6,400	6,400
PepsiCo, Inc.,		
0.430%, 1-30-15 (B) . . .	1,900	1,902
Rabobank Nederland:		
0.260%, 1-13-15 (B) . . .	7,300	7,300
0.280%, 2-12-15 (B) . . .	5,000	5,000
Toyota Motor Credit Corp.:		
0.380%, 1-12-15 (B) . . .	2,000	2,001
0.400%, 1-23-15 (B) . . .	2,500	2,500
0.390%, 3-20-15 (B) . . .	825	826
U.S. Bank National Association,		
0.290%, 2-28-15 (B) . . .	7,700	7,703
United Technologies Corp.,		
0.730%, 3-1-15 (B)	9,900	9,921
Wells Fargo & Co.,		
1.250%, 2-13-15	4,000	4,004
Wells Fargo Bank N.A.:		
0.280%, 1-20-15 (B) . . .	7,500	7,500
0.340%, 1-20-15 (B) . . .	3,000	3,000
0.330%, 3-10-15 (B) . . .	3,500	3,500
0.330%, 3-16-15 (B) . . .	4,500	4,500
Total Notes – 35.6%		**181,997**
TOTAL CORPORATE OBLIGATIONS – 66.0%		**$337,556**
(Cost: $337,556)		
MUNICIPAL OBLIGATIONS		
California – 5.9%		
CA GO Notes, Ser B-6 (Taxable), (GTD by Bank of America N.A.),		
0.130%, 1-12-15	1,000	1,000
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/ West), Ser 1998B (GTD by Bank of America N.A.),		
0.010%, 1-1-15 (B)	800	800

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Infra and Econ Dev Bank, Var Rate Dnd Rfdg Rev Bds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank N.A.), 0.010%, 1-1-15 (B)	$1,900	$ 1,900
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.), 0.010%, 1-1-15 (B)	4,314	4,314
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by JPMorgan Chase Bank N.A.), 0.010%, 1-1-15 (B)	2,979	2,979
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government), 0.060%, 1-7-15 (B)	2,232	2,232
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by U.S. Government), 0.060%, 1-7-15 (B)	8,700	8,700
San Francisco, CA, Pub Util Comsn Water Rev Notes, Ser A1T (Taxable), (GTD by Royal Bank of Canada), 0.140%, 1-14-15	8,300	8,300
		30,225
Colorado – 2.1%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.050%, 1-7-15 (B)	5,350	5,350
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.), 0.070%, 1-7-15 (B)	3,100	3,100
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank N.A.), 0.040%, 1-7-15 (B)	250	250

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Colorado (Continued)		
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.070%, 1-7-15 (B)	$1,500	$ 1,500
0.200%, 1-7-15 (B)	550	550
		10,750
Florida – 0.6%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.), 0.030%, 1-1-15 (B)	3,060	3,060
Georgia – 2.0%		
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), 0.030%, 1-1-15 (B)	2,275	2,275
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by TD Bank), 0.140%, 1-14-15	4,000	4,000
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.), 0.180%, 1-22-15	4,000	4,000
		10,275
Illinois – 0.3%		
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.040%, 1-7-15 (B)	545	545
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.020%, 1-1-15 (B)	1,000	1,000
		1,545
Iowa – 0.2%		
IA Fin Auth, Var Rate Demand Hlth Fac Rev Bonds (Great River Med Ctr Proj), Ser 2008 (GTD by Great River Medical Center), 0.030%, 1-1-15 (B)	1,165	1,165

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Louisiana – 1.5%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.030%, 1-7-15 (B)	$2,350	$2,350
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.020%, 1-1-15 (B)	3,941	3,941
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.030%, 1-1-15 (B)	1,600	1,600
		7,891
Maryland – 0.1%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.120%, 1-7-15 (B)	515	515
Michigan – 0.4%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.020%, 1-1-15 (B)	1,900	1,900
Minnesota – 0.4%		
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), 0.050%, 1-7-15 (B)	2,000	2,000
Mississippi – 3.5%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.010%, 1-1-15 (B)	7,237	7,237
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 1-1-15 (B)	4,820	4,820

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Mississippi (Continued)		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2010J (GTD by Chevron Corp.), 0.010%, 1-1-15 (B)	$4,332	$ 4,332
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 1-1-15 (B)	1,300	1,300
		17,689
Missouri – 0.3%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.110%, 1-7-15 (B)	1,340	1,340
New Jersey – 0.8%		
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.030%, 1-7-15 (B)	3,200	3,200
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.160%, 1-7-15 (B)	822	822
		4,022
New York – 3.4%		
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.030%, 1-7-15 (B)	2,000	2,000
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank N.A.), 0.030%, 1-7-15 (B)	1,800	1,800
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.050%, 1-7-15 (B)	900	900
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2014A, 0.030%, 1-7-15 (B)	2,250	2,250

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
New York (Continued)		
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.030%, 1-7-15 (B)	$5,000	$ 5,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.040%, 1-7-15 (B)	2,600	2,600
NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Target V Apt), Ser 2006A (GTD by Citibank N.A.), 0.050%, 1-7-15 (B)	3,000	3,000
		17,550
Ohio – 0.4%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.040%, 1-7-15 (B)	1,900	1,900
Oregon – 0.1%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), 0.030%, 1-7-15 (B)	700	700
South Dakota – 0.9%		
SD Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Sioux Vly Hosp and Hlth Sys), Ser 2001C (GTD by U.S. Bank N.A.), 0.040%, 1-7-15 (B)	4,585	4,585
Tennessee – 1.1%		
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.030%, 1-7-15 (B)	5,500	5,500
Texas – 2.5%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.040%, 1-7-15 (B)	1,600	1,600
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.020%, 1-1-15 (B)	9,220	9,220

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Texas (Continued)		
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.020%, 1-1-15 (B)	$ 2,250	$ 2,250
		13,070
Wisconsin – 0.9%		
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank N.A.), 0.030%, 1-7-15 (B)	4,600	4,600
Wyoming – 0.5%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.010%, 1-1-15 (B)	2,381	2,381
TOTAL MUNICIPAL OBLIGATIONS – 27.9%		$142,663
(Cost: $142,663)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
United States Government Agency Obligations – 5.7%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.110%, 1-7-15 (B)	26,160	26,160
0.110%, 1-29-15 (B) . . .	3,000	3,000
Totem Ocean Trailer Express, Inc. (GTD by U.S. Government), 0.490%, 1-15-15 (B) . . .	225	225
		29,385
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 5.7%		$ 29,385
(Cost: $29,385)		
TOTAL INVESTMENT SECURITIES – 99.6%		$509,604
(Cost: $509,604)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		1,920
NET ASSETS – 100.0%		$511,524

Money Market *(in thousands)*

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at December 31, 2014.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$337,556	$—
Municipal Obligations	—	142,663	—
United States Government and Government Agency Obligations	—	29,385	—
Total	$—	$509,604	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Matthew K. Richmond



Lowell R. Bolken

Ivy Funds VIP Real Estate Securities is subadvised by Advantus Capital Management, Inc. Below, Matthew K. Richmond and Lowell R. Bolken, portfolio managers of Ivy Funds VIP Real Estate Securities, discuss positioning, performance and results for the fiscal year ended December 31, 2014. Mr. Richmond was named a portfolio manager on January 2, 2014, replacing Mr. Joseph R. Betlej, CFA, who had managed the Portfolio since its inception in 2004. Mr. Richmond has 20 years of industry experience. Mr. Bolken has managed the Portfolio since 2005 and has 25 years of industry experience.

Fiscal year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Real Estate Securities	30.17%
Benchmark(s) and/or Lipper Category	
Wilshire Real Estate Securities Index (generally reflects the performance of securities representing the commercial real estate market)	31.79%
Lipper Variable Annuity Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	29.17%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Trio of factors provide support

A trio of key factors — improving U.S. economic growth, strengthening labor markets and low interest rates — created a supportive scenario for commercial real estate during the fiscal year. Rapidly improving consumer sentiment as the year progressed added another positive element to the mix.

Overall, the commercial real estate market was quite healthy as the year closed, with occupancies and rental rates across all major property types showing continued improvement. There was limited new construction activity taking place, setting the table for a potentially longer-than-average fundamental recovery.

The sector also was buoyed by strong capital flows from foreign institutional investors looking for relatively "safe haven" investments in a stable and growing economy.

A year of positive returns

The Portfolio had a large positive return for the year, slightly trailing its benchmark index but ahead of its peer group average. Real estate stocks overall delivered strong positive performance in the year. The Portfolio experienced a manager change as the year began and during the early weeks of January underperformed the index while portfolio holdings were reconstituted. Following this period, the Portfolio outperformed its index during the remainder of the year. Favorable stock selection within owners of regional malls, offices and apartments contributed significantly to relative performance. A decision to underweight owners of healthcare facilities, whose stock prices were dramatically influenced by falling interest rates, and data centers, whose stock prices rebounded from dismal performance in 2013, were the primary detractors from relative performance.

The Portfolio was positioned to potentially benefit from an environment characterized by accelerating growth in gross domestic product and employment, stable to modestly rising interest rates and healthy overall U.S. capital markets. With the exception of rising interest rates, all of these conditions were realized during the year and Portfolio holdings benefitted. The Portfolio focused the majority of its holdings in mid- and large-capitalization companies with a bias toward major urban, coastal and sunbelt markets.

A common theme among individual holdings within the Portfolio were companies we believe own well-located, high-quality properties; feature stable balance sheets; are exhibiting improving property fundamentals; and have above-average cash-flow growth prospects. From a property-type perspective, the Portfolio held specific concentrations in owners of Class A regional malls, neighborhood and community shopping centers, urban-centric office buildings, apartments, and self-storage facilities.

Outlook for 2015

We see many of the same themes that impacted 2014 carrying into 2015 and we think they again will provide support for real estate stocks. The trajectory of economic growth appears to have accelerated late in the year, with employment, capital spending and manufacturing activity all remaining solid. We also believe the recent plunge in gasoline prices is positive for U.S. consumer confidence and spending.

In the near-term, we think it is likely that neither economic growth nor inflation will be strong enough to trigger a spike in long-term interest rates. This is particularly the case given technical pressures placed on U.S. Treasury rates by foreign investors seeking an attractive yield relative to those available in many parts of the globe. The resulting macro environment has fueled a steady improvement in commercial real estate conditions. We believe this environment of moderate economic growth, coupled with generally benign interest rates, provides a favorable backdrop for commercial real estate.

We continue to see investors seeking yield find favor with commercial real estate assets in the private market place, with several recent large transactions suggesting that certain public real estate investment trusts (REITs) are trading below the Private Market Value of their assets. This notion was reinforced late in the year by one of the world's largest investors announcing the sale of its warehouse portfolio to a private buyer, rather than execute an initial public offering (IPO) – choosing to instead take a higher price offered in the private market. We think this theme is likely to be magnified through public-to-private buyout activity, as well as public-to-public mergers throughout 2015.

We believe steady employment growth will support further space demand — and likely rental rate escalations – across the commercial property sector. Most notably, we think companies who own shorter lease duration assets such as hotels, apartments, industrial, and self-storage facilities will be able to more quickly reset rental rates to current market levels than owners of other property types. We also believe that an improving labor market will provide support for consumer spending patterns and result in higher occupancies at community shopping centers. Overall we believe cash flow growth will be 8-10% in 2015, spurring another year of above-average dividend increases from REITs.

A reduction in the U.S. Federal Reserve's accommodative monetary policy may cause short-term volatility in REIT pricing as investors gauge a policy change's impact on real estate capitalization rates. Should interest rates rise sharply and exert an upward bias on real estate capitalization rates, we think REIT share prices would likely come under pressure. We believe most companies in this sector, however, will deliver solid cash flow growth through occupancy and rental rate increases. Higher cash flows then may help offset value declines caused by rising capitalization rates.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest-rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Real Estate Securities.

Real Estate Securities

Asset Allocation

Stocks	**99.5%**
Financials	97.8%
Consumer Discretionary	1.7%
Cash and Cash Equivalents	**0.5%**

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Boston Properties, Inc.	Financials	Office REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
Equity Residential	Financials	Residential REITs
Vornado Realty Trust	Financials	Diversified REITs
Public Storage, Inc.	Financials	Specialized REITs
Ventas, Inc.	Financials	Specialized REITs
Essex Property Trust, Inc.	Financials	Residential REITs
Health Care, Inc.	Financials	Health Care REITs
General Growth Properties, Inc.	Financials	Retail REITs

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



	Value
Real Estate Securities[1]	$20,009
Wilshire Real Estate Securities Index	$21,882

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	30.17%
5-year period ended 12-31-14	15.90%
10-year period ended 12-31-14	7.18%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Real Estate Securities *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Hotels, Resorts & Cruise Lines – 1.7%		
Hilton Worldwide Holdings, Inc. (A)	15	$ 391
Hyatt Hotels Corp., Class A (A)	9	524
		915
Total Consumer Discretionary – 1.7%		**915**
Financials		
Diversified REITs – 5.6%		
Cousins Properties, Inc.	48	547
Vornado Realty Trust	20	2,365
		2,912
Health Care REITs – 4.8%		
HCP, Inc.	13	569
Health Care, Inc.	23	1,718
Healthcare Trust of America, Inc., Class A	9	237
		2,524
Industrial REITs – 5.0%		
DCT Industrial Trust, Inc.	15	550
EastGroup Properties, Inc.	7	438
ProLogis	38	1,645
		2,633
Office REITs – 16.5%		
Alexandria Real Estate Equities, Inc.	17	1,500
BioMed Realty Trust, Inc.	21	461
Boston Properties, Inc.	21	2,702
Duke Realty Corp.	67	1,343
Kilroy Realty Corp.	7	477
Paramount Group, Inc. (A)	15	$ 271
Parkway Properties, Inc.	19	340
SL Green Realty Corp.	13	1,512
		8,606
Residential REITs – 19.2%		
American Campus Communities, Inc.	16	645
AvalonBay Communities, Inc.	15	2,435
Camden Property Trust	18	1,300
Equity Residential	33	2,399
Essex Property Trust, Inc.	9	1,953
Mid-America Apartment Communities, Inc.	2	180
UDR, Inc.	36	1,106
		10,018
Retail REITs – 26.2%		
Acadia Realty Trust	23	743
DDR Corp.	60	1,098
Federal Realty Investment Trust	9	1,148
General Growth Properties, Inc.	60	1,682
Kimco Realty Corp.	39	971
Kite Realty Group Trust	41	1,168
Macerich Co. (The)	13	1,109
Regency Centers Corp.	12	759
Simon Property Group, Inc.	28	5,015
		13,693
Specialized REITs – 20.5%		
CubeSmart	19	428
Extra Space Storage, Inc.	22	1,261
Host Hotels & Resorts, Inc.	54	1,274
LaSalle Hotel Properties	22	$ 894
Pebblebrook Hotel Trust	23	1,050
Public Storage, Inc.	11	2,033
RLJ Lodging Trust	32	1,060
Strategic Hotels & Resorts, Inc. (A)	56	740
Ventas, Inc.	28	1,982
		10,722
Total Financials – 97.8%		**51,108**
TOTAL COMMON STOCKS – 99.5%		**$52,023**
(Cost: $43,676)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (B)	$244	244
TOTAL SHORT-TERM SECURITIES – 0.5%		**$ 244**
(Cost: $244)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$52,267**
(Cost: $43,920)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**13**
NET ASSETS – 100.0%		**$52,280**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$52,023	$ —	$—
Short-Term Securities	—	244	—
Total	$52,023	$244	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Science and Technology



Zachary H. Shafran

Below, Zachary H. Shafran, portfolio manager of Ivy Funds VIP Science and Technology, discusses positioning, performance and results for the fiscal year ended December 31, 2014. He has managed the Portfolio since March 2001 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014

Ivy Funds VIP Science and Technology	2.91%
Benchmark(s) and/or Lipper Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	15.28%
Lipper Variable Annuity Science and Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	12.22%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Uncertainty continues with slow-to-moderate global growth

Equity and fixed-income markets were volatile in the fiscal year ended December 31, 2014. After a slower-than-expected start to the year — often blamed on poor winter weather — the U.S. economy rebounded in the second quarter. The U.S. continued to demonstrate stable growth, albeit at low levels, through year-end. The U.S. Federal Reserve (Fed) exited quantitative easing and looks to be raising rates by next summer. On the international front, economic growth has slowed despite a continued policy of central bank easing.

The decline in energy prices that started mid-year gathered steam as robust North American production, in addition to the recovery of oil supplies in OPEC nations (Libya and Iraq), has overwhelmed tepid global demand for the commodity. The continued downgrading of demand growth through the year, along with OPEC's unwillingness to support price levels by curtailing output, led to the rapid decline in price levels.

On the year, information technology stocks performed well, with the Portfolio's benchmark index advancing just over 15%. Key contributors included technology hardware storage and peripherals, office electronics, and semiconductors. We believe strong balance sheet strength (large cash balances and relatively low debt levels), increases in dividend payments and strong management were key in providing stability and growth to the sector. On the health care front, political discussions and rising costs pose as a headwind for some companies in the health care sector. While challenges remain, we believe there are many investment opportunities in those companies that are able to provide innovative solutions or services to the end user.

A volatile year

The Portfolio posted modest absolute gains, and underperformed its benchmark and its peer-group average during the period. Poor stock selection in information technology was the main detractor to relative performance, though sector allocation also contributed to the relative decline. In terms of specific holdings, a position in Cree Inc. was the greatest detractor to performance for the year, followed by holding Acxiom Corp. Continuing the trend through most of 2014, larger legacy technology companies performed well over the course of the year and were a detriment to relative performance as those types of companies are typically not held by the Portfolio.

On the positive side, the Portfolio's "applied science and technology" investment approach benefitted performance. The Portfolio's allocation to health care, a sector not included in the benchmark, was a top contributor to performance, and we believe this is one of the sectors with the greatest opportunity for innovation and growth going forward. As such, we expect to maintain the Portfolio's approximate 15% to 20% exposure to the sector going forward. For example, biotech holding Isis Pharmaceuticals was a top contributor to performance. The stock has been in the Portfolio since 2008, yet we think the prospects for the company continue to be bright. The company maintains a broad pipeline of drugs to treat a wide variety of diseases, and in our view, the company's patents provide strong and extensive protection for its innovative drugs and technology. When a company is able to create novel, new therapies with significant positive outcomes, we believe people will pay for them.

Additionally, health care holding Vertex Pharmaceuticals enjoyed substantial stock appreciation emanating from positive results from a late-stage cystic fibrosis treatment shown to significantly improve patient lung function and, as a result, was a top contributor to Portfolio performance for the period.

Semiconductor holding Micron Technology, Inc., the Portfolio's largest holding, was the greatest contributor to performance for the year, and is another example of our longer-term investment philosophy for the Portfolio. The company designs and builds advanced memory and semiconductor technologies. We think Micron Technology is an example of one of several of the Portfolio's long-term investments that began to pay off during the year — the stock was up more than 60% for 2014.

Consumer discretionary holding Harman International Industries, a company that primarily designs, develops, manufactures and markets audio products, lighting solutions and electronic systems, as well as digitally integrated audio and infotainment systems for the automotive industry worldwide, also performed well and was a top contributor. We like the long-term positioning of the firm and believe the company's innovative product line, accompanied with strong sales relationships in the auto industry, will serve the company well.

Portfolio positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively inexpensive and are well-positioned going forward. As confidence is restored, we believe there should be an increase in capital expenditure in various markets around the world as companies become more comfortable with the high cost transitions related to changes in internal infrastructure. The Portfolio had about 70% of its equity exposure in the information technology sector as of December 31, 2014.

Our exposure to health care names over the year remained relatively stable, and as of the fiscal year-end, about 17% of the Portfolio's equity holdings were in the health care sector. We believe managed care companies will benefit from the implementation of government initiatives. Also, in developing markets, as the standard of living increases, we believe the demand for quality health care increases as well. In our view, medical technology, biotechnology, medical records and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas as well. We also are looking more closely at names that may benefit from a low interest rate environment.

The "applied science and technology" holdings span several industries and sectors and make up the remainder of the Portfolio's equity composition, totaling approximately 13%. The Portfolio's cash position as of December 31, 2014, was about 3%. Our current cash allocation is slightly below the Portfolio's average allocation. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves or to use as a defensive measure to protect the Portfolio in adverse market conditions.

Seeking opportunities as global growth resumes

We believe global economic growth is fragile and is being buoyed by extremely aggressive global monetary policy. From a central bank standpoint, Japan, Europe, Switzerland and China set a very dovish tone during the latter half of 2014. For example, Japan, which began the fourth quarter of 2014 with the most aggressive quantitative easing, increased its commitment to buy assets by 60%. It seems that only the U.S. Federal Reserve is moving in a direction of tighter policy. All in all, we think eventual improvement in economic growth will lead to tighter monetary and, to a lesser extent, fiscal policy across the globe. Despite fiscal concerns and other geopolitical risks, we are generally positive about the path of economic growth for the upcoming fiscal year. In mixed economic environments, we believe there are many potential investment opportunities – especially in scarce resources, data, mobility and health care — around the world. As we look at the securities of such companies, we are attracted by what we believe are good growth prospects and sound capital structures. We believe there will be a modest improvement in capital spending trends, and we are looking for an increase in mergers-and-acquisition activity as well. As always, we will carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, will continue to provide investment opportunities.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Because the Fund invests more than 25% of its total assets in the science and technology industry, the Fund's performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market. In addition, the Fund's performance may be more volatile than an investment in a portfolio of broad market securities and may underperform the market as a whole, due to the relatively limited number of issuers of science and technology related securities. Investment risks associated with investing in science and technology securities, in addition to other risks, include: operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants and obsolescence of existing technology. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Funds VIP Science and Technology.

Science and Technology

Asset Allocation

Stocks	**97.0%**
Information Technology	67.9%
Health Care	16.3%
Industrials	6.5%
Consumer Discretionary	3.4%
Telecommunication Services	1.1%
Financials	0.9%
Materials	0.5%
Utilities	0.4%
Warrants	**0.1%**
Purchased Options	**0.0%**
Cash and Cash Equivalents	**2.9%**

Country Weightings

North America	**77.6%**
United States	77.6%
Europe	**8.8%**
Pacific Basin	**5.4%**
Bahamas/Caribbean	**2.7%**
Other	**2.6%**
Cash and Cash Equivalents and Options	**2.9%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Alliance Data Systems Corp.	United States	Information Technology	Data Processing & Outsourced Services
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Aspen Technology, Inc.	United States	Information Technology	Application Software
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Isis Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
iGATE Corp.	United States	Information Technology	IT Consulting & Other Services
ACI Worldwide, Inc.	United States	Information Technology	Application Software
Pentair, Inc.	United Kingdom	Industrials	Industrial Machinery
Cerner Corp.	United States	Health Care	Health Care Technology

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.



Legend:
Science and Technology[1] $32,695
S&P North American Technology Sector Index $24,002

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	2.91%
5-year period ended 12-31-14	16.93%
10-year period ended 12-31-14	12.58%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Science and Technology *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Consumer Electronics – 3.4%		
Garmin Ltd.	149	$ 7,882
Harman International Industries, Inc.	111	11,877
		19,759
Total Consumer Discretionary – 3.4%		**19,759**
Financials		
Office REITs – 0.9%		
QTS Realty Trust, Inc., Class A	163	5,526
Total Financials – 0.9%		**5,526**
Health Care		
Biotechnology – 8.2%		
Evogene Ltd. (A)	175	1,616
FibroGen, Inc. (A)	55	1,506
Isis Pharmaceuticals, Inc. (A)	311	19,201
Vertex Pharmaceuticals, Inc. (A)	216	25,709
		48,032
Health Care Equipment – 0.5%		
Cardiovascular Systems, Inc. (A)	92	2,758
Health Care Facilities – 1.8%		
Tenet Healthcare Corp. (A)	214	10,844
Health Care Technology – 2.6%		
Cerner Corp. (A)	232	14,975
Life Sciences Tools & Services – 0.9%		
PRA Health Sciences, Inc. (A)	228	5,525
Pharmaceuticals – 2.3%		
Teva Pharmaceutical Industries Ltd. ADR	233	13,411
Total Health Care – 16.3%		**95,545**
Industrials		
Building Products – 0.7%		
Advanced Drainage Systems, Inc.	172	3,946
Construction & Engineering – 1.3%		
Abengoa S.A., Class B (B)	1,361	2,991
Abengoa S.A., Class B ADR	432	4,693
		7,684
Electrical Components & Equipment – 0.5%		
SolarCity Corp. (A)	63	3,343
Industrial Conglomerates – 1.4%		
Toshiba Corp. (B)	1,934	8,156

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery – 2.6%		
Pentair, Inc.	227	$15,097
Total Industrials – 6.5%		**38,226**
Information Technology		
Application Software – 9.0%		
ACI Worldwide, Inc. (A)	809	16,313
Aspen Technology, Inc. (A)	672	23,516
Globant S.A. (A)	74	1,156
Qlik Technologies, Inc. (A)	231	7,145
Silver Spring Networks, Inc. (A)	552	4,656
		52,786
Communications Equipment – 0.8%		
Ruckus Wireless, Inc. (A)	398	4,785
Data Processing & Outsourced Services – 12.6%		
Alliance Data Systems Corp. (A)	105	30,150
Euronet Worldwide, Inc. (A)	389	21,362
EVERTEC, Inc.	241	5,335
QIWI plc ADR	223	4,494
WNS (Holdings) Ltd. ADR (A)	598	12,363
		73,704
Electronic Components – 1.1%		
Universal Display Corp. (A)	230	6,369
Electronic Equipment & Instruments – 1.0%		
FLIR Systems, Inc.	175	5,667
Internet Software & Services – 7.7%		
21Vianet Group, Inc. ADR (A)	176	2,717
Alibaba Group Holding Ltd. ADR (A)	70	7,307
Facebook, Inc., Class A (A)	167	13,045
Google, Inc., Class A (A)	15	7,960
Google, Inc., Class C (A)	15	7,896
Twitter, Inc. (A)	178	6,381
		45,306
IT Consulting & Other Services – 6.5%		
Acxiom Corp. (A)	654	13,263
EPAM Systems, Inc. (A)	134	6,379
iGATE Corp. (A)	459	18,113
		37,755
Semiconductor Equipment – 1.1%		
Nanometrics, Inc. (A)	154	2,589
Photronics, Inc. (A)	473	3,928
		6,517
Semiconductors – 23.2%		
Broadcom Corp., Class A	76	3,310
Cree, Inc. (A)	300	9,666

COMMON STOCKS (Continued)	Shares	Value
Semiconductors (Continued)		
Cypress Semiconductor Corp.	669	$ 9,553
Dialog Semiconductor plc (A)(B)	269	9,396
Intel Corp.	172	6,224
Marvell Technology Group Ltd.	506	7,334
Micron Technology, Inc. (A)	1,395	48,832
Microsemi Corp. (A)	411	11,650
NXP Semiconductors N.V. (A)	195	14,883
Rambus, Inc. (A)	667	7,392
Semtech Corp. (A)	276	7,601
		135,841
Systems Software – 2.3%		
Microsoft Corp.	293	13,628
Technology Hardware, Storage & Peripherals – 2.6%		
Apple, Inc.	79	8,698
SanDisk Corp.	68	6,663
		15,361
Total Information Technology – 67.9%		**397,719**
Materials		
Commodity Chemicals – 0.3%		
BioAmber, Inc. (A)	252	2,112
Fertilizers & Agricultural Chemicals – 0.2%		
Marrone Bio Innovations, Inc. (A)	280	1,009
Total Materials – 0.5%		**3,121**
Telecommunication Services		
Alternative Carriers – 0.6%		
Zayo Group Holdings, Inc. (A)	117	3,577
Integrated Telecommunication Services – 0.5%		
China Unicom Ltd. (B)	884	1,185
Windstream Corp.	216	1,777
		2,962
Total Telecommunication Services – 1.1%		**6,539**
Utilities		
Renewable Electricity – 0.4%		
Abengoa Yield plc	78	2,131
Total Utilities – 0.4%		**2,131**
TOTAL COMMON STOCKS – 97.0%		**$568,566**
(Cost: $365,892)		

Science and Technology *(in thousands)* DECEMBER 31, 2014

WARRANTS	Shares	Value
Commodity Chemicals – 0.1%		
BioAmber, Inc. (C)	201	$318
TOTAL WARRANTS – 0.1%		**$318**
(Cost: $24)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Intel Corp., Call $39.00, Expires 3-20-15, OTC (Ctrpty: Credit Suisse (USA), Inc.)	5,021	274
TOTAL PURCHASED OPTIONS – 0.0%		**$274**
(Cost: $602)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 2.4%		
Federal Home Loan Bank, 0.020%, 1-26-15	$1,000	$ 1,000
McCormick & Co., Inc., 0.160%, 1-2-15	1,509	1,509
St. Jude Medical, Inc., 0.220%, 1-15-15	5,000	4,999
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank), 0.120%, 1-13-15	5,000	5,000
Wal-Mart Stores, Inc., 0.090%, 1-13-15	2,000	2,000
		14,508
Master Note – 0.6%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (E)	$3,235	$ 3,235
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 17,743**
(Cost: $17,743)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$586,901**
(Cost: $384,261)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		**(872)**
NET ASSETS – 100.0%		**$586,029**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(D)Rate shown is the yield to maturity at December 31, 2014.

(E)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Intel Corp.	Credit Suisse (USA), Inc.	Put	5,021	March 2015	$33.00	$246	$(299)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 19,759	$ —	$—
Financials	5,526	—	—
Health Care	95,545	—	—
Industrials	27,079	11,147	—
Information Technology	388,323	9,396	—
Materials	3,121	—	—
Telecommunication Services	5,354	1,185	—
Utilities	2,131	—	—
Total Common Stocks	$546,838	$21,728	$—
Warrants	318	—	—
Purchased Options	—	274	—
Short-Term Securities	—	17,743	—
Total	$547,156	$39,745	$—
Liabilities			
Written Options	$ —	$ 299	$—

During the period ended December 31, 2014, securities totaling $6,326 were transferred from Level 1 to Level 2. These transfers were the result of fair value prodedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT= Real Estate Investment Trust

Country Diversification

(as a % of net assets)	
United States	77.6%
Bermuda	2.7%
United Kingdom	2.6%
Israel	2.6%
Netherlands	2.5%
India	2.1%
China	1.9%
Germany	1.6%
Japan	1.4%
Spain	1.3%
Other Countries	0.8%
Other+	2.9%

+*Includes options, cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.



Kenneth G. McQuade

Below, Kenneth G. McQuade, portfolio manager of Ivy Funds VIP Small Cap Growth, discusses positioning, performance and results for the fiscal year ended December 31, 2014. He has managed the Portfolio since 2006 and has 19 years of investment experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Small Cap Growth	1.59%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of small-company growth stocks)	5.60%
Lipper Variable Annuity Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.41%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Key drivers, contributors and detractors

Markets continued their upward trajectory in 2014 on the back of an improving domestic economy. This included the Russell 2000 Growth benchmark, which marked its third consecutive positive year with a 5.6% annual return and fifth up year out of the past six. U.S. gross domestic product rose from negative growth to start the year to its best readings in over a decade by year-end. Job markets tightened, wage gains picked up and inflation remained low, which sparked a significant improvement in consumer spending and borrowing by year-end. Stocks faltered periodically each quarter of 2014 based mostly on geopolitical events and the pace of global economic recovery but, each time, recovered soon after.

2014 was rare for small caps where performance was positive yet there was a massive underperformance for small versus large caps. The last occurrence of this phenomenon was 1998. Typically, if the market is positive, the riskier and higher growth assets of small caps would outperform. Following the strong small cap returns since 2008, including the small cap surge in 2013, valuations stand at the upper boundaries of their historical averages relative to themselves and large caps, thereby pressuring performance.

Growth metrics were very inconsistent throughout 2014 as the higher-priced momentum growth stocks struggled relatively in both the second and fourth quarters due first to concerns of stagnant economic improvement and later due to a more abundant supply of growth stocks from the improving economy. Extremely low interest rates, wide open credit markets and low inflation from low energy costs allowed the growth outlook of more companies to be positive, which decreased the scarcity value of the highest growth stocks. Therefore, investors felt they did not have to pay up for the growth prospects of high-valuation stocks. The high-growth, secular growth stocks, with typically higher valuations, underperformed lower-quality, cyclical growth stocks that have more initial leverage to an improving economy. Within the index, non-earnings stories and the lowest valuations and growth outperformed. Higher return on equity, growth and valuation stories underperformed the year.

The Portfolio produced a positive absolute annual return for the 2014 fiscal year but lagged the benchmark and its peers for the 12-month period primarily due to its overweight in higher-growth securities.

As a function of strategy for long-term performance, the Portfolio focuses on secular growth stories that have stronger growth, cleaner balance sheets and greater profitability which typically carry higher valuations. Higher growth names, including those within the Portfolio, relatively underperformed thus contributing to the Portfolio's underperformance. The biotechnology sector was the clear outperforming sector for the period. Due to the increased risk of the typically unprofitable biotech company with little or no history of product sales, the Portfolio chooses to usually underweight the segment. This underweight of the biotech sector was a significant detriment to performance in the year.

The Portfolio was overweight consumer discretionary although it had less exposure to retail stores, which made for its strongest relative sector performance. Energy was clearly the worst performing sector given lower oil prices. The Portfolio outperformed the segment to produce a positive contribution.

Regarding sectors, defense was the best offense as consumer staples and health care produced the strongest annual returns. Health care sector performance was driven by biotechnology and pharmaceuticals. Approximately 46% of the benchmark's annual return is attributed to the performance of the Biotechnology sector. The Portfolio is generally underweight the biotechnology group given its non-earnings and volatile growth profile, which caused an underperformance relative to the sector. Consumer discretionary underperformed for the 12-month period given the slower uptick in discretionary spending, especially in lower income populations.

Outlook

Looking forward, the U.S. economy is improving at a rate meaningful enough that it potentially does not need much hand holding to survive. The economy continues on its trajectory of low but sustainable growth, which has historically been positive for the market and we believe there is more economic upside in the U.S. than most anywhere in the world so owning the beneficiaries of a stronger domestic economy and consumer is a key focus of the Portfolio.

In addition, fixed-income assets, savings accounts and cash on hand, which has the potential to be reversed into equities investment, still pose a tremendous tailwind if the rotation would continue. The fiscal drag of increased tax burdens and required local austerity on top of the recent change in the balance of political power in Washington remain significant risks to endure but all seem to be less onerous looking forward.

The private sector companies have vastly cleaned up their balance sheets through the prior deleveraging cycle and appear able to function without the public sector's crutch. Geopolitical risks are abundant but, so far, most events remain isolated issues. We feel the biggest risk post multiple positive quarters and sizeable annual returns is that stock prices have obviously outpaced economic and earnings growth making valuations less attractive. Periods of catch-up may be required although sustained valuation reversals are more often event driven rather than coincidental realizations that stocks are too pricey.

Even though we currently see a clearer future than we had in the past five years with regard to negative events, we expect more periods of valuation sensitivity to occur, making the market potentially more volatile in the near term. In addition, the breadth of benefits of a better employment environment with little inflation and open credit markets have continued to currently reward the cyclical growth company relative to secular growth. Although the Portfolio remains disciplined to holding more consistent secular growth in companies that we feel could be ultimate winners in their respective market segments, valuation sensitivity and a focus toward cyclical benefactors will occur. However, the Portfolio remains quite focused on companies with stronger growth potential, cleaner balance sheets and greater profitability that can reinvest in their own businesses and most benefit from improved corporate and consumer spending. Currently, growth segments, such as technology, industrials and consumer discretionary are the Portfolio's focused overweight sector positions.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Funds VIP Small Cap Growth performance.

Asset Allocation

Stocks	**95.6%**
Information Technology	24.1%
Health Care	23.5%
Consumer Discretionary	22.3%
Industrials	15.6%
Financials	6.2%
Energy	3.9%
Cash and Cash Equivalents	**4.4%**

Top 10 Equity Holdings

Company	Sector	Industry
Huntington Ingalls Industries, Inc.	Industrials	Aerospace & Defense
Portfolio Recovery Associates, Inc.	Financials	Consumer Finance
ExamWorks Group, Inc.	Health Care	Health Care Services
Skechers USA, Inc.	Consumer Discretionary	Footwear
Tyler Technologies, Inc.	Information Technology	Application Software
IPG Photonics Corp.	Information Technology	Electronic Manufacturing Services
Spectranetics Corp. (The)	Health Care	Health Care Supplies
Akorn, Inc.	Health Care	Pharmaceuticals
Apogee Enterprises, Inc.	Industrials	Building Products
Vail Resorts, Inc.	Consumer Discretionary	Leisure Facilities

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	1.59%
5-year period ended 12-31-14	12.02%
10-year period ended 12-31-14	6.89%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Small Cap Growth *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.4%		
Zumiez, Inc. (A)	149	$ 5,773
Auto Parts & Equipment – 2.4%		
Amerigon, Inc. (A)	155	5,693
Motorcar Parts of America, Inc. (A)	150	4,648
		10,341
Automotive Retail – 3.1%		
Lithia Motors, Inc.	114	9,880
TravelCenters of America LLC (A)	262	3,310
		13,190
Broadcasting – 0.4%		
Entravision Communications Corp.	288	1,864
Consumer Electronics – 2.3%		
Harman International Industries, Inc.	90	9,579
Footwear – 2.8%		
Skechers USA, Inc. (A)	218	12,049
Homebuilding – 0.3%		
LGI Homes, Inc. (A)	86	1,288
Internet Retail – 1.1%		
NutriSystem, Inc.	230	4,500
Leisure Facilities – 2.6%		
Vail Resorts, Inc.	122	11,118
Restaurants – 3.4%		
Habit Restaurants, Inc. (The) Class A (A)	95	3,060
Krispy Kreme Doughnuts, Inc. (A)	344	6,795
Zoe's Kitchen, Inc. (A)	157	4,700
		14,555
Specialized Consumer Services – 2.5%		
LifeLock, Inc. (A)	578	10,694
Total Consumer Discretionary – 22.3%		**94,951**
Energy		
Oil & Gas Equipment & Services – 1.5%		
Helix Energy Solutions Group, Inc. (A)	306	6,633
Oil & Gas Storage & Transportation – 2.4%		
Targa Resources Corp.	95	10,079
Total Energy – 3.9%		**16,712**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Consumer Finance – 3.4%		
Portfolio Recovery Associates, Inc. (A)	251	$14,564
Investment Banking & Brokerage – 1.0%		
Moelis & Co., Class A	126	4,391
Regional Banks – 1.8%		
Texas Capital Bancshares, Inc. (A)	136	7,397
Total Financials – 6.2%		**26,352**
Health Care		
Biotechnology – 2.0%		
Insys Therapeutics, Inc. (A)	127	5,337
KYTHERA Biopharmaceuticals, Inc. (A)	90	3,126
		8,463
Health Care Equipment – 4.1%		
AtriCure, Inc. (A)	170	3,387
Cyberonics, Inc. (A)	95	5,308
DexCom, Inc. (A)	160	8,805
		17,500
Health Care Facilities – 3.2%		
Acadia Healthcare Co., Inc. (A)	137	8,378
Surgical Care Affiliates, Inc. (A)	157	5,278
		13,656
Health Care Services – 3.0%		
ExamWorks Group, Inc. (A)	306	12,719
Health Care Supplies – 6.4%		
Align Technology, Inc. (A)	120	6,731
LDR Holding Corp. (A)	126	4,124
Spectranetics Corp. (The) (A)	338	11,679
Vascular Solutions, Inc. (A)	169	4,602
		27,136
Pharmaceuticals – 4.8%		
Akorn, Inc. (A)	316	11,424
Revance Therapeutics, Inc. (A)	119	2,017
ZS Pharma, Inc. (A)	166	6,883
		20,324
Total Health Care – 23.5%		**99,798**
Industrials		
Aerospace & Defense – 3.5%		
Huntington Ingalls Industries, Inc.	133	14,997

COMMON STOCKS (Continued)	Shares	Value
Building Products – 2.6%		
Apogee Enterprises, Inc.	265	$11,239
Diversified Support Services – 1.3%		
UniFirst Corp. (A)	46	5,526
Electrical Components & Equipment – 1.3%		
Acuity Brands, Inc.	38	5,317
Human Resource & Employment Services – 2.2%		
WageWorks, Inc. (A)	145	9,370
Industrial Machinery – 1.3%		
Barnes Group, Inc.	150	5,564
Trading Companies & Distributors – 1.4%		
Rush Enterprises, Inc. (A)	179	5,745
Trucking – 2.0%		
Saia, Inc. (A)	78	4,292
Swift Transportation Co. (A)	149	4,259
		8,551
Total Industrials – 15.6%		**66,309**
Information Technology		
Application Software – 6.6%		
Synchronoss Technologies, Inc. (A)	206	8,618
Tyler Technologies, Inc. (A)	108	11,847
Ultimate Software Group, Inc. (The) (A)	51	7,430
		27,895
Communications Equipment – 4.2%		
Applied Optoelectronics, Inc. (A)	213	2,389
Aruba Networks, Inc. (A)	276	5,025
Ruckus Wireless, Inc. (A)	460	5,529
ShoreTel, Inc. (A)	696	5,113
		18,056
Electronic Components – 0.5%		
Universal Display Corp. (A)	69	1,926
Electronic Manufacturing Services – 5.1%		
IPG Photonics Corp. (A)	156	11,707
Methode Electronics, Inc.	269	9,837
		21,544
Internet Software & Services – 3.3%		
Demandware, Inc. (A)	135	7,756
Textura Corp. (A)	224	6,382
		14,138

Small Cap Growth *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 3.4%		
Integrated Device Technology, Inc. (A)	487	$ 9,545
Silicon Motion Technology Corp. ADR	216	5,099
		14,644
Systems Software – 1.0%		
Barracuda Networks, Inc. (A)	123	4,390
Total Information Technology – 24.1%		**102,593**
TOTAL COMMON STOCKS – 95.6%		**$406,715**
(Cost: $327,687)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 3.4%		
CVS Caremark Corp., 0.450%, 1-13-15	$2,000	$ 1,999
McCormick & Co., Inc., 0.160%, 1-2-15	2,499	2,499
Wal-Mart Stores, Inc., 0.090%, 1-13-15	5,000	5,000
Wisconsin Electric Power Co., 0.200%, 1-9-15	5,000	5,000
		14,498
Master Note – 1.0%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (C)	4,448	4,448
TOTAL SHORT-TERM SECURITIES – 4.4%		**$18,946**
(Cost: $18,946)		

	Value
TOTAL INVESTMENT SECURITIES – 100.0%	**$425,661**
(Cost: $346,633)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%	**(96)**
NET ASSETS – 100.0%	**$425,565**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$406,715	$ —	$—
Short-Term Securities	—	18,946	—
Total	$406,715	$18,946	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Kenneth G. Gau

Kenneth G. Gau, who has 20 years of industry experience, became portfolio manager of Ivy Funds VIP Small Cap Value in August 2014. The Portfolio was managed by Christopher J. Parker, CFA from September 2011 to July 2014. Below, Mr. Gau discusses positioning, performance and results for the fiscal year ended December 31, 2014.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Small Cap Value	7.05%
Benchmark(s) and/or Lipper Category	
Russell 2000 Value Index (generally reflects the performance of small-company value style stocks)	4.27%
Lipper Variable Annuity Small-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.25%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Key drivers, contributors and detractors

After seeing a terrific return in equities in 2013, 2014 was clearly more muted, but still solidly positive across the board. The Russell 2000 Value Index was up 4.27% for the year. On a relative basis, the Portfolio outperformed its benchmark and peers for the period.

Two of the biggest defining events on equity markets in 2014 were the counter consensus moves in interest rates and oil prices.

Many strategists believed heading into 2014 that interest rates were about to positively inflect, which did not prove to be true, as rates drifted lower and caused a number of sectors/industries to perform much differently than expected. For example, utilities was the best performing sector in the Russell 2000 Value Index in 2014, which was far from consensus and consequently proved to be a drag on performance for many as the average portfolio manager was underweight this sector. Aside from utilities, the majority of portfolio managers also faced a headwind by being underweight Real Estate Investment Trusts (REITs), which also massively outperformed during 2014.

In terms of the energy sector, it also provided some surprises as it experienced a violent reversal in performance in the middle of the year tied to the collapse of crude oil prices ($110 to low $50s a barrel at the end of 2014), which caught many investors off guard. After having been the leadership group for the first six months of 2014, energy became the worst performing sector by a far greater magnitude in the second half of the year. As to the explanation for the dramatic reversal, there were several clear catalysts, excess supply (which was aided by excess liquidity from central banks), diminishing demand (aside from several pockets of growth like the U.S., global growth generally decelerated), and OPEC action (Saudi Arabia decided it was time to pierce the price bubble by refusing to cut supply), but as far as the timing and magnitude, there still remain numerous debates on the topic.

In relation to these two surprises, we also fell victim as we were sizably underweight Utilities and REITs, which provided just over a 225 basis point drag on performance, and suffered some headwind by being overweight energy, but were able to overcome this through strong relative stock selection in the energy group. Collectively, these two headwinds did detract from our overall performance for the year, but fortunately our stock selection for most of the portfolio overcompensated for our sector/industry allocation.

Exiting 2014, the Portfolio's sector/industry allocations are trending more neutral than they were over the course of the year. For example, we have lessened the Portfolio's substantial underweight in financials and overweight positions in industrials and energy. The reason for this is our belief that the current environment we are in appears to have greater uncertainty and is more prone to volatility. Rather than making multiple bigger calls on sector/industry allocations, we are placing a greater dependency on stock selection within the sectors/industries at least until there is greater clarity in the backdrop. We will still be overweight or underweight sectors/industries, but it seems prudent to narrow the magnitude at this time. Over the past few months of the year we moved to this more neutral stance and it has served us well to date. If we hadn't made this move, the Portfolio's performance would have suffered a greater headwind from the sector/industry allocations decisions we made earlier in 2014.

Outlook

After a strong finish in 2014 we still believe that the bull market run that began in March 2009 remains in a sustained uptrend as we are just starting to more clearly see the fruits of an economic recovery, and historically the third year of a presidential cycle has provided nice returns. What we believe could be different in 2015 is a much higher level of volatility as investors and the Federal Reserve grapple with the prospect of an impending rise in interest rates against a complicated backdrop caused by a stronger dollar, diverging global monetary policies, and increased geo-political risks. With volatility comes opportunity for those who are opportunistic and disciplined. We will continue to work diligently and believe that 2015 could be another prosperous year.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Portfolio's manager, undervalued. The value of a security believed by the Portfolio's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Small Cap Value.

Small Cap Value

Asset Allocation

Stocks	**98.3%**
Financials	34.3%
Consumer Discretionary	17.0%
Industrials	14.6%
Materials	9.1%
Consumer Staples	6.3%
Health Care	5.0%
Information Technology	4.5%
Energy	4.4%
Utilities	3.1%
Cash and Cash Equivalents	**1.7%**

Top 10 Equity Holdings

Company	Sector	Industry
Smart Balance, Inc.	Consumer Staples	Packaged Foods & Meats
Scotts Miracle-Gro Co. (The)	Materials	Fertilizers & Agricultural Chemicals
Portfolio Recovery Associates, Inc.	Financials	Consumer Finance
Krispy Kreme Doughnuts, Inc.	Consumer Discretionary	Restaurants
Matson, Inc.	Industrials	Marine
Manitowoc Co., Inc. (The)	Industrials	Construction Machinery & Heavy Trucks
Western Alliance Bancorporation	Financials	Regional Banks
Carmike Cinemas, Inc.	Consumer Discretionary	Movies & Entertainment
Saia, Inc.	Industrials	Trucking
First Horizon National Corp.	Financials	Regional Banks

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



| Small Cap Value[1] | $20,807 |
| Russell 2000 Value | $19,466 |

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	7.05%
5-year period ended 12-31-14	13.33%
10-year period ended 12-31-14	7.60%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Small Cap Value *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.5%		
Lands' End, Inc. (A)	99	$ 5,353
Automotive Retail – 0.3%		
Monro Muffler Brake, Inc.	19	1,118
Catalog Retail – 1.4%		
HSN, Inc.	63	4,773
Computer & Electronics Retail – 1.2%		
Rent-A-Center, Inc.	117	4,246
Internet Retail – 2.8%		
FTD Co., Inc. (A)	114	3,985
NutriSystem, Inc.	306	5,990
		9,975
Movies & Entertainment – 3.6%		
Carmike Cinemas, Inc. (A)	333	8,748
Cinemark Holdings, Inc.	113	4,024
		12,772
Restaurants – 6.2%		
Cracker Barrel Old Country Store, Inc.	39	5,475
Krispy Kreme Doughnuts, Inc. (A)	652	12,863
Texas Roadhouse, Inc., Class A	110	3,724
		22,062
Total Consumer Discretionary – 17.0%		**60,299**
Consumer Staples		
Food Distributors – 1.2%		
United Natural Foods, Inc. (A)	56	4,292
Food Retail – 0.9%		
Casey's General Stores, Inc.	35	3,182
Packaged Foods & Meats – 4.2%		
Smart Balance, Inc. (A)	1,330	14,708
Total Consumer Staples – 6.3%		**22,182**
Energy		
Oil & Gas Equipment & Services – 1.5%		
Helix Energy Solutions Group, Inc. (A)	111	2,404
Superior Energy Services, Inc.	144	2,910
		5,314
Oil & Gas Refining & Marketing – 1.1%		
Western Refining, Inc.	106	4,001
Oil & Gas Storage & Transportation – 1.8%		
Atlas Pipeline Partners L.P.	164	4,462

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation (Continued)		
Sunoco, Inc.	37	$ 1,817
		6,279
Total Energy – 4.4%		**15,594**
Financials		
Consumer Finance – 4.3%		
JG Wentworth Co. (A)	139	1,484
Portfolio Recovery Associates, Inc. (A)	240	13,874
		15,358
Investment Banking & Brokerage – 1.4%		
Greenhill & Co., Inc.	115	5,031
Life & Health Insurance – 2.8%		
American Equity Investment Life Holding Co.	196	5,733
Fidelity & Guaranty Life	165	4,016
		9,749
Office REITs – 3.7%		
Corporate Office Properties Trust	200	5,674
Highwoods Properties, Inc.	60	2,635
Lexington Corp. Properties Trust	339	3,719
Parkway Properties, Inc.	66	1,212
		13,240
Property & Casualty Insurance – 1.7%		
Argo Group International Holdings Ltd.	106	5,898
Real Estate Operating Companies – 1.6%		
Forest City Enterprises, Inc., Class A (A)	261	5,568
Regional Banks – 11.1%		
City National Corp.	68	5,487
First Horizon National Corp.	604	8,196
PrivateBancorp, Inc.	79	2,629
SVB Financial Group (A)	15	1,764
Synovus Financial Corp.	217	5,883
Webster Financial Corp.	183	5,950
Western Alliance Bancorporation (A)	330	9,160
		39,069
Reinsurance – 2.8%		
Endurance Specialty Holdings Ltd.	87	5,194
Reinsurance Group of America, Inc.	54	4,732
		9,926
Retail REITs – 1.9%		
Kite Realty Group Trust	239	6,860

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs – 2.3%		
LaSalle Hotel Properties	71	$ 2,853
Strategic Hotels & Resorts, Inc. (A)	407	5,379
		8,232
Total Financials – 33.6%		**118,931**
Health Care		
Health Care Facilities – 5.0%		
Community Health Systems, Inc. (A)	125	6,729
HealthSouth Corp.	149	5,715
LifePoint Hospitals, Inc. (A)	72	5,156
		17,600
Total Health Care – 5.0%		**17,600**
Industrials		
Building Products – 2.2%		
Continental Building Products, Inc. (A)	198	3,518
NCI Building Systems, Inc. (A)	237	4,395
		7,913
Construction Machinery & Heavy Trucks – 2.7%		
Manitowoc Co., Inc. (The) (A)	435	9,612
Diversified Support Services – 0.9%		
UniFirst Corp. (A)	26	3,206
Marine – 3.2%		
Matson, Inc.	326	11,268
Trading Companies & Distributors – 1.7%		
Watsco, Inc.	54	5,825
Trucking – 3.9%		
Marten Transport Ltd.	249	5,435
Saia, Inc. (A)	153	8,473
		13,908
Total Industrials – 14.6%		**51,732**
Information Technology		
Semiconductor Equipment – 1.9%		
Teradyne, Inc.	342	6,772
Semiconductors – 1.8%		
Spansion, Inc. (A)	185	6,317
Technology Distributors – 0.8%		
Insight Enterprises, Inc. (A)	108	2,799
Total Information Technology – 4.5%		**15,888**

Small Cap Value *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS (Continued)	Shares	Value
Materials		
Fertilizers & Agricultural Chemicals – 3.9%		
Scotts Miracle-Gro Co. (The)	223	$13,915
Forest Products – 1.4%		
Boise Cascade Co.(A)	136	5,049
Specialty Chemicals – 2.7%		
Cytec Industries, Inc.	97	4,460
Kraton Performance Polymers, Inc.(A)	250	5,195
		9,655
Steel – 1.1%		
SunCoke Energy Partners L.P.	135	3,667
Total Materials – 9.1%		32,286
Utilities		
Electric Utilities – 1.8%		
Great Plains Energy, Inc.	129	3,665
Electric Utilities (Continued)		
Portland General Electric Co.	70	$ 2,648
		6,313
Gas Utilities – 1.3%		
Southwest Gas Corp.	74	4,569
Total Utilities – 3.1%		10,882
TOTAL COMMON STOCKS – 97.6%		$345,394
(Cost: $296,749)		

INVESTMENT FUNDS	Shares	Value
Asset Management & Custody Banks – 0.7%		
THL Credit, Inc.	197	2,312
TOTAL INVESTMENT FUNDS – 0.7%		$ 2,312
(Cost: $2,579)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(B) – 3.3%		
Federal Home Loan Bank, 0.055%, 1-9-15	$ 1,494	$ 1,494
Virginia Electric and Power Co., 0.340%, 1-22-15	10,000	9,998
		11,492
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (C)	448	448
TOTAL SHORT-TERM SECURITIES – 3.4%		$ 11,940
(Cost: $11,940)		
TOTAL INVESTMENT SECURITIES – 101.7%		$359,646
(Cost: $311,268)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.7)%		(5,908)
NET ASSETS – 100.0%		$353,738

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$345,394	$ —	$—
Investment Funds	2,312	—	—
Short-Term Securities	—	11,940	—
Total	$347,706	$11,940	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy Funds VIP Value, discusses positioning, performance and results for the fiscal year ended December 31, 2014. He has managed the Portfolio since 2003 and has 23 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2014	
Ivy Funds VIP Value	10.94%
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	13.45%
Lipper Variable Annuity Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.79%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Key drivers

In the fourth quarter of 2014 U.S. equity markets rose nicely although underlying performance was highly varied. The worries that drove the market in October were quickly reversed and forgotten, as it fell sharply for the first two weeks of that month before rallying to new highs. Many concerns seem to be much of the same, including: European economic and debt risk, Chinese economic risk, foreign currency concerns and extremely low interest rates. While U.S. economic growth is not particularly strong, it has not weakened and it seems unlikely to do so at this time. After Thanksgiving, the market received a new wildcard as OPEC chose not to cut oil production, sending the price of oil and related fossil fuels into a tailspin. The stronger market did mask significant underlying volatility. In a continuing trend, stocks that paid high dividends were also winners, as investors were willing to pay more for the certainty of a cash return.

Contributors and detractors

Individual stock selection was below expectations for the period and the Portfolio underperformed its benchmark for the 12-month period ended Dec. 31, 2014.

All of the underperformance occurred in the fourth quarter of 2014 as oil fell, bringing down a number of the Portfolio's holdings with it. Direct energy names such as the major oil companies (Occidental Petroleum, Phillips 66 and Marathon Refining) and pipeline exposures fell, but underperformance was also exacerbated by related stocks such as the chemical companies (Dow Chemical and Lyondell). The damage was severe, with the energy sector trailing the index by more than 20%.

We continue to focus on investing by researching one company at a time and finding names that we believe are trading substantially below our estimate of their true values. This approach will not change due to short-term market events. One example is Western Digital Corporation, which was added to the Portfolio in 2013 and continues to be a top holding this year. Western Digital makes hard disk drives for information storage. This market has consolidated into two large players, which has allowed Western Digital to hold pricing at better levels than in the past. In addition, the increased expense to build new production facilities has been cost prohibitive for many competitors. The business was correctly viewed as a commodity cyclical for many years, but the changes in the industry structure have resulted in a better business for all. As a result, the valuation assigned to Western Digital has been slowly increased.

We continue to pursue a strategy of buying inexpensive stocks and diversifying picks among economic sectors to help reduce long-term volatility. The focus is on high free-cash-flow yielding non-financial companies and low price-to-book ratios for financial companies. Currently we have found more ideas in the consumer discretionary and technology sectors. Utilities and industrials are sectors where the Portfolio is under represented at the present time due to a lack of quality ideas. Investments in these areas can and do shift when opportunity presents itself. While energy stocks were poor performers in 2014, we believe there will be a value opportunity somewhere in the future for the Portfolio. Low oil prices lead to increased consumption, and decreasing production. This will cure the oil oversupply and prices should rise again.

Outlook

2015 could hold a few surprises. The Federal Reserve (Fed) has ceased on most of the stimulus measures that it implemented during the recession. It seems likely that the Fed will now actively remove stimulus by raising short-term interest rates. Inflation has not been a concern, and the drop in oil prices should insure that inflation does not accelerate in the near term. We will have to see if the economy is strong enough to grow on its own in the face of higher interest rates. We believe recent stronger data on jobs and credit growth are encouraging signs.

While the economic forces listed above are clearly important factors, our first approach is from the company level. We seek to find quality, growing companies whose stocks are trading notably below what we consider fair value.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Portfolio's manager, undervalued. The value of a security believed by the Portfolio's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Value.

Asset Allocation

Stocks	**92.3%**
Financials	26.0%
Consumer Discretionary	14.8%
Information Technology	13.7%
Health Care	13.1%
Energy	13.0%
Consumer Staples	9.2%
Materials	2.4%
Utilities	0.1%
Cash and Cash Equivalents	**7.7%**

Top 10 Equity Holdings

Company	Sector	Industry
Western Digital Corp.	Information Technology	Technology Hardware, Storage & Peripherals
American International Group, Inc.	Financials	Multi-Line Insurance
Citigroup, Inc.	Financials	Other Diversified Financial Services
SanDisk Corp.	Information Technology	Technology Hardware, Storage & Peripherals
Capital One Financial Corp.	Financials	Consumer Finance
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Time Warner Cable, Inc.	Consumer Discretionary	Cable & Satellite
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Philip Morris International, Inc.	Consumer Staples	Tobacco
MetLife, Inc.	Financials	Life & Health Insurance

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-14	10.94%
5-year period ended 12-31-14	14.45%
10-year period ended 12-31-14	7.43%

(2) *Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Value *(in thousands)* DECEMBER 31, 2014

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.2%		
Coach, Inc.	27	$ 995
Cable & Satellite – 5.1%		
Comcast Corp., Class A	72	4,200
Time Warner Cable, Inc. (A)	111	16,863
		21,063
Casinos & Gaming – 1.0%		
Las Vegas Sands, Inc.	61	3,571
Melco PBL Entertainment (Macau) Ltd. ADR	17	429
		4,000
Department Stores – 2.0%		
Macy's, Inc.	125	8,239
General Merchandise Stores – 1.8%		
Target Corp. (A)	102	7,728
Homebuilding – 2.1%		
Pulte Homes, Inc.	408	8,760
Hotels, Resorts & Cruise Lines – 2.6%		
Wyndham Worldwide Corp.	125	10,720
Total Consumer Discretionary – 14.8%		**61,505**
Consumer Staples		
Brewers – 0.8%		
Molson Coors Brewing Co., Class B	47	3,517
Drug Retail – 3.0%		
CVS Caremark Corp.	130	12,511
Soft Drinks – 2.0%		
Coca-Cola Enterprises, Inc.	186	8,216
Tobacco – 3.4%		
Philip Morris International, Inc.	174	14,156
Total Consumer Staples – 9.2%		**38,400**
Energy		
Integrated Oil & Gas – 1.0%		
Occidental Petroleum Corp.	53	4,232
Oil & Gas Refining & Marketing – 2.6%		
Marathon Petroleum Corp. (A)	122	11,021
Oil & Gas Storage & Transportation – 9.4%		
Atlas Energy L.P.	267	8,314
Atlas Pipeline Partners L.P.	352	9,607
MarkWest Energy Partners L.P.	81	5,469
Regency Energy Partners L.P.	410	$ 9,830
Targa Resources Corp.	11	1,198
VTTI Energy Partners L.P.	185	4,574
		38,992
Total Energy – 13.0%		**54,245**
Financials		
Asset Management & Custody Banks – 1.7%		
State Street Corp.	89	6,955
Consumer Finance – 4.4%		
Capital One Financial Corp.	223	18,384
Life & Health Insurance – 3.4%		
MetLife, Inc.	260	14,042
Multi-Line Insurance – 4.8%		
American International Group, Inc.	356	19,962
Other Diversified Financial Services – 8.6%		
Citigroup, Inc. (A)	356	19,274
JPMorgan Chase & Co.	266	16,659
		35,933
Reinsurance – 3.1%		
Reinsurance Group of America, Inc.	148	12,985
Total Financials – 26.0%		**108,261**
Health Care		
Biotechnology – 2.5%		
Amgen, Inc. (A)	65	10,274
Health Care Facilities – 2.4%		
HCA Holdings, Inc. (B)	133	9,790
Managed Health Care – 3.8%		
Aetna, Inc.	24	2,167
Humana, Inc.	69	9,939
WellPoint, Inc.	31	3,846
		15,952
Pharmaceuticals – 4.4%		
Sanofi ADR	25	1,136
Teva Pharmaceutical Industries Ltd. ADR	300	17,241
		18,377
Total Health Care – 13.1%		**54,393**
Information Technology		
Electronic Equipment & Instruments – 3.1%		
Xerox Corp.	929	12,875
Semiconductors – 1.0%		
Micron Technology, Inc. (B)	120	$ 4,201
Technology Hardware, Storage & Peripherals – 9.6%		
SanDisk Corp.	193	18,930
Western Digital Corp. (A)	190	21,077
		40,007
Total Information Technology – 13.7%		**57,083**
Materials		
Diversified Chemicals – 2.4%		
Dow Chemical Co. (The)	218	9,952
Total Materials – 2.4%		**9,952**
Utilities		
Electric Utilities – 0.1%		
Exelon Corp.	12	460
Total Utilities – 0.1%		**460**
TOTAL COMMON STOCKS – 92.3%		**$384,299**
(Cost: $326,073)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 6.9%		
Federal Home Loan Bank:		
0.055%, 1-9-15	$ 5,000	5,000
0.020%, 1-26-15	1,000	1,000
L Oreal USA, Inc., 0.100%, 1-26-15	2,000	2,000
McCormick & Co., Inc., 0.160%, 1-2-15	3,457	3,457
NBCUniversal Enterprise, Inc., 0.320%, 1-6-15	12,000	11,999
Wal-Mart Stores, Inc., 0.090%, 1-13-15	5,000	5,000
		28,456
Master Note – 0.8%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (D)	3,455	3,455
TOTAL SHORT-TERM SECURITIES – 7.7%		**$ 31,911**
(Cost: $31,911)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$416,210**
(Cost: $357,984)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(17)**
NET ASSETS – 100.0%		**$416,193**

Value (in thousands) DECEMBER 31, 2014

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $17,705 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at December 31, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Amgen, Inc.	N/A	Call	80	January 2015	$160.00	$ 57	$ (42)
Las Vegas Sands, Inc.	N/A	Put	204	January 2015	50.00	8	(3)
	N/A	Put	204	January 2015	52.25	12	(4)
Marathon Petroleum Corp.	N/A	Call	446	January 2015	100.00	80	(7)
Time Warner Cable, Inc.	N/A	Call	251	January 2015	170.00	29	(1)
Western Digital Corp.	N/A	Call	127	January 2015	105.00	16	(81)
	N/A	Call	110	February 2015	115.00	40	(32)
	N/A	Call	110	February 2015	120.00	22	(16)
	N/A	Call	110	February 2015	130.00	5	(4)
						$269	$(190)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$384,299	$ —	$—
Short-Term Securities	—	31,911	—
Total	$384,299	$31,911	$—
Liabilities			
Written Options	$ 190	$ —	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate - Managed Volatility	Pathfinder Moderately Aggressive - Managed Volatility
ASSETS							
Investments in affiliated securities at market value+	$84,124	$121,831	$926,188	$1,097,195	$290,666	$196,703	$41,534
Investments in unaffiliated securities at value+	610	575	831	—	562	6,492	1,381
Investments at Market Value	84,734	122,406	927,019	1,097,195	291,228	203,195	42,915
Cash	1	—*	1	—	—*	1	—*
Restricted cash	—	—	—	—	—	152	51
Investment securities sold receivable	—	25	—	653	38	—	—
Dividends and interest receivable	—*	1	3	2	1	1	—*
Capital shares sold receivable	120	—*	1,766	205	103	186	25
Variation margin receivable	—	—	—	—	—	40	13
Prepaid and other assets	—*	1	7	9	2	—*	—*
Total Assets	84,855	122,433	928,796	1,098,064	291,372	203,575	43,004
LIABILITIES							
Investment securities purchased payable	10	1	234	2	1	446	109
Capital shares redeemed payable	1	145	12	15	4	10	2
Independent Trustees and Chief Compliance Officer fees payable	5	5	36	41	12	1	—*
Overdraft due to custodian	—	—	—	53	—	—	—
Shareholder servicing payable	—*	—*	3	4	1	—*	—*
Investment management fee payable	—	—	—	—	—	1	—*
Accounting services fee payable	2	3	13	14	5	4	1
Other liabilities	1	1	3	3	1	1	1
Total Liabilities	19	155	301	132	24	463	113
Total Net Assets	$84,836	$122,278	$928,495	$1,097,932	$291,348	$203,112	$42,891
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$69,659	$108,056	$771,620	$ 887,946	$248,627	$203,584	$43,481
Undistributed (distributions in excess of) net investment income	2,343	1,378	15,521	25,158	4,222	(26)	(25)
Accumulated net realized gain (loss)	8,638	7,707	74,008	92,889	22,160	(54)	(19)
Net unrealized appreciation (depreciation)	4,196	5,137	67,346	91,939	16,339	(392)	(546)
Total Net Assets	$84,836	$122,278	$928,495	$1,097,932	$291,348	$203,112	$42,891
CAPITAL SHARES OUTSTANDING	14,807	22,073	158,154	178,938	50,194	37,658	8,106
NET ASSET VALUE PER SHARE	$5.73	$5.54	$5.87	$6.14	$5.80	$5.39	$5.29
+COST							
Investments in affiliated securities at cost	$79,928	$116,694	$858,842	$1,005,256	$274,327	$197,082	$42,074
Investments in unaffiliated securities at cost	610	575	831	—	562	6,492	1,381

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Moderately Conservative - Managed Volatility	Asset Strategy[1]	Balanced	Bond	Core Equity	Dividend Opportunities	Energy
ASSETS							
Investments in affiliated securities at market value+	$30,117	$ 36,276	$ —	$ —	$ —	$ —	$ —
Investments in unaffiliated securities at value+	935	1,437,334	413,824	307,363	500,495	510,575	117,739
Bullion at value+	—	120,386	—	—	—	—	—
Investments at Market Value	**31,052**	**1,593,996**	**413,824**	**307,363**	**500,495**	**510,575**	**117,739**
Cash	—*	562	—*	1	1	—*	—*
Cash denominated in foreign currencies at value+	—	1	—	—	—	—	—
Restricted cash	60	—	—	—	—	—	—
Investment securities sold receivable	—	1,981	—	—	5,153	—	—
Dividends and interest receivable	—*	6,636	1,140	2,459	560	937	114
Capital shares sold receivable	—	459	96	—*	31	134	166
Unrealized appreciation on forward foreign currency contracts	—	105	—	—	—	—	—
Variation margin receivable	16	—	—	—	—	—	—
Prepaid and other assets	—*	13	3	3	4	1	1
Total Assets	**31,128**	**1,603,753**	**415,063**	**309,826**	**506,244**	**511,647**	**118,020**
LIABILITIES							
Investment securities purchased payable	18	2,000	—	—	357	—	—
Capital shares redeemed payable	4	1,432	249	176	354	366	37
Independent Trustees and Chief Compliance Officer fees payable	—*	139	84	80	162	26	4
Distribution and service fees payable	—	11	3	2	3	3	1
Shareholder servicing payable	—*	6	2	1	2	2	1
Investment management fee payable	—*	29	8	4	9	10	3
Accounting services fee payable	1	21	10	8	11	11	5
Written options at value+	—	482	—	—	—	—	—
Other liabilities	1	30	19	3	5	5	2
Total Liabilities	**24**	**4,150**	**375**	**274**	**903**	**423**	**53**
Total Net Assets	**$31,104**	**$1,599,603**	**$414,688**	**$309,552**	**$505,341**	**$511,224**	**$117,967**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$31,083	$1,279,104	$272,940	$296,912	$331,250	$350,681	$121,332
Undistributed (distributions in excess of) net investment income	(25)	17,214	3,612	8,632	1,536	6,769	49
Accumulated net realized gain (loss)	100	259,612	54,262	(1,486)	80,693	55,816	(4,019)
Net unrealized appreciation (depreciation)	(54)	43,673	83,874	5,494	91,862	97,958	605
Total Net Assets	**$31,104**	**$1,599,603**	**$414,688**	**$309,552**	**$505,341**	**$511,224**	**$117,967**
CAPITAL SHARES OUTSTANDING	5,899	147,173	40,678	57,951	35,647	56,512	18,127
NET ASSET VALUE PER SHARE	$5.27	$10.87	$10.19	$5.34	$14.18	$9.05	$6.51
+COST							
Investments in affiliated securities at cost	$30,170	$ 40,864	$ —	$ —	$ —	$ —	$ —
Investments in unaffiliated securities at cost	935	1,375,495	329,950	301,869	408,633	412,617	117,134
Bullion at cost	—	134,921	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	1	—	—	—	—	—
Written options premiums received at cost	—	1,392	—	—	—	—	—

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Global Bond	Global Growth[1]	Global Natural Resources	Growth	High Income	International Core Equity	Limited-Term Bond
ASSETS							
Investments in unaffiliated securities at value+	$19,021	$429,281	$151,118	$873,821	$802,357	$656,562	$470,394
Investments at Market Value	19,021	429,281	151,118	873,821	802,357	656,562	470,394
Cash	10	1	1	1	2,221	1	1
Cash denominated in foreign currencies at value+	—	1	38	—	4	4	—
Restricted cash	—	—	—	—	—	21	—
Investment securities sold receivable	—	112	8	1,148	2,793	213	—
Dividends and interest receivable	236	681	198	586	12,372	995	4,068
Capital shares sold receivable	13	84	314	115	386	88	123
Unrealized appreciation on forward foreign currency contracts	3	1,473	138	—	88	86	—
Prepaid and other assets	—*	2	1	7	7	4	—*
Total Assets	19,283	431,635	151,816	875,678	820,228	657,974	474,586
LIABILITIES							
Investment securities purchased payable	—	—	5,970	3,488	1,448	843	—
Capital shares redeemed payable	1	81	133	543	241	340	113
Independent Trustees and Chief Compliance Officer fees payable	1	55	17	241	49	73	10
Distribution and service fees payable	—*	3	1	6	6	4	3
Shareholder servicing payable	—*	2	1	4	2	2	1
Investment management fee payable	—	10	4	16	13	15	6
Accounting services fee payable	1	10	5	18	17	14	11
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	281	—
Other liabilities	1	11	3	7	7	29	5
Total Liabilities	4	172	6,134	4,323	1,783	1,601	149
Total Net Assets	$19,279	$431,463	$145,682	$871,355	$818,445	$656,373	$474,437
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$19,502	$358,851	$183,238	$514,814	$788,631	$559,438	$471,373
Undistributed net investment income	692	2,046	178	707	51,134	5,183	6,678
Accumulated net realized gain (loss)	(105)	22,900	(25,707)	104,937	8,543	84,856	(5,440)
Net unrealized appreciation (depreciation)	(810)	47,666	(12,027)	250,897	(29,863)	6,896	1,826
Total Net Assets	$19,279	$431,463	$145,682	$871,355	$818,445	$656,373	$474,437
CAPITAL SHARES OUTSTANDING	3,819	48,781	30,834	72,115	212,553	36,471	96,802
NET ASSET VALUE PER SHARE	$5.05	$8.84	$4.72	$12.08	$3.85	$18.00	$4.90
+COST							
Investments in unaffiliated securities at cost	$19,829	$383,033	$163,284	$622,924	$832,304	$649,423	$468,568
Cash denominated in foreign currencies at cost	—	1	38	—	4	4	—

*Not shown due to rounding.

(1)Effective January 1, 2015, the Portfolio's name changed from International Growth to Global Growth.

(In thousands, except per share amounts)	Micro Cap Growth	Mid Cap Growth	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value
ASSETS							
Investments in unaffiliated securities at value+	$71,737	$559,669	$509,604	$52,267	$586,901	$425,661	$359,646
Investments at Market Value	**71,737**	**559,669**	**509,604**	**52,267**	**586,901**	**425,661**	**359,646**
Cash	82	—*	3	—*	—*	1	1
Investment securities sold receivable	35	1,232	—	330	291	—	2,397
Dividends and interest receivable	30	353	343	289	190	52	285
Capital shares sold receivable	4	163	1,029	43	518	84	51
Receivable from affiliates	—	65	952	—	—	—	—
Prepaid and other assets	1	3	1	—*	5	3	2
Total Assets	**71,889**	**561,485**	**511,932**	**52,929**	**587,905**	**425,801**	**362,382**
LIABILITIES							
Investment securities purchased payable	175	4,019	—	371	993	—	8,417
Capital shares redeemed payable	43	319	340	266	475	108	176
Distributions payable	—	—	9	—	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	7	15	33	5	71	99	28
Distribution and service fees payable	—*	4	—	—*	4	3	2
Shareholder servicing payable	—*	2	3	—*	2	2	1
Investment management fee payable	2	13	6	1	13	10	8
Accounting services fee payable	4	11	11	4	13	10	8
Written options at value+	—	117	—	—	299	—	—
Other liabilities	2	4	6	2	6	4	4
Total Liabilities	**233**	**4,504**	**408**	**649**	**1,876**	**236**	**8,644**
Total Net Assets	**$71,656**	**$556,981**	**$511,524**	**$52,280**	**$586,029**	**$425,565**	**$353,738**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$46,739	$425,551	$511,521	$38,485	$348,642	$280,564	$277,710
Undistributed (distributions in excess of) net investment income	18	(200)	—	594	41	(99)	1,906
Accumulated net realized gain	10,589	45,843	3	4,854	34,759	66,072	25,744
Net unrealized appreciation	14,310	85,787	—	8,347	202,587	79,028	48,378
Total Net Assets	**$71,656**	**$556,981**	**$511,524**	**$52,280**	**$586,029**	**$425,565**	**$353,738**
CAPITAL SHARES OUTSTANDING	2,681	51,360	511,525	5,454	23,419	35,019	19,674
NET ASSET VALUE PER SHARE	$26.73	$10.84	$1.00	$9.59	$25.02	$12.15	$17.98
+COST							
Investments in unaffiliated securities at cost	$57,427	$473,941	$509,604	$43,920	$384,261	$346,633	$311,268
Written options premiums received at cost	—	176	—	—	246	—	—

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Value
ASSETS	
Investments in unaffiliated securities at value+	$416,210
Investments at Market Value	**416,210**
Cash	1
Investment securities sold receivable	1,847
Dividends and interest receivable	562
Capital shares sold receivable	57
Prepaid and other assets	2
Total Assets	**418,679**
LIABILITIES	
Investment securities purchased payable	1,926
Capital shares redeemed payable	294
Independent Trustees and Chief Compliance Officer fees payable	51
Distribution and service fees payable	3
Shareholder servicing payable	1
Investment management fee payable	8
Accounting services fee payable	10
Written options at value+	190
Other liabilities	3
Total Liabilities	**2,486**
Total Net Assets	**$416,193**
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$298,390
Undistributed net investment income	8,841
Accumulated net realized gain	50,657
Net unrealized appreciation	58,305
Total Net Assets	**$416,193**
CAPITAL SHARES OUTSTANDING	56,343
NET ASSET VALUE PER SHARE	$ 7.39
+COST	
Investments in unaffiliated securities at cost	$357,984
Written options premiums received at cost	269

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate - Managed Volatility	Pathfinder Moderately Aggressive - Managed Volatility
INVESTMENT INCOME							
Dividends from affiliated securities	$ 2,404	$ 1,454	$ 15,849	$ 25,532	$ 4,361	$ 1,423	$ 608
Interest and amortization from unaffiliated securities	—*	1	1	—*	—*	4	1
Total Investment Income	2,404	1,455	15,850	25,532	4,361	1,427	609
EXPENSES							
Investment management fee	—	—	—	—	—	214	57
Shareholder servicing	1	2	14	17	5	1	—*
Offering costs	—	—	—	—	—	23	23
Custodian fees	2	2	3	3	3	4	3
Independent Trustees and Chief Compliance Officer fees	5	6	47	55	15	4	1
Accounting services fee	26	36	153	174	61	31	12
Professional fees	13	14	37	41	18	15	13
Other	10	13	43	50	24	9	6
Total Expenses	57	73	297	340	126	301	115
Net Investment Income	2,347	1,382	15,553	25,192	4,235	1,126	494
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in affiliated securities	2,462	3,542	25,795	29,983	9,186	480	271
Distributions of realized capital gains from affiliated securities	6,179	4,168	48,232	62,922	12,980	4,322	1,499
Futures contracts	—	—	—	—	—	(121)	(22)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	—	—	—	—	—	—
Investments in affiliated securities	(6,882)	(4,943)	(51,453)	(68,770)	(15,176)	(1,313)	(961)
Futures contracts	—	—	—	—	—	(38)	(13)
Net Realized and Unrealized Gain	1,759	2,767	22,574	24,135	6,990	3,330	774
Net Increase in Net Assets Resulting from Operations	$ 4,106	$ 4,149	$ 38,127	$ 49,327	$ 11,225	$ 4,456	$1,268

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Conservative - Managed Volatility	Asset Strategy[1]	Balanced	Bond	Core Equity	Dividend Opportunities	Energy
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 26,120	$ 4,951	$ —	$ 6,528	$ 11,445	$ 1,368
Dividends from affiliated securities	255	—	—	—	—	—	—
Foreign dividend withholding tax	—	(973)	(16)	—	(86)	(69)	(35)
Interest and amortization from unaffiliated securities	1	2,086	2,867	10,092	6	23	6
Foreign interest withholding tax	—	—*	—	—	—	—	—
Payment in-kind bond security income	—	4,907	—	—	—	—	—
Total Investment Income	**256**	**32,140**	**7,802**	**10,092**	**6,448**	**11,399**	**1,339**
EXPENSES							
Investment management fee	41	11,446	2,861	1,494	3,512	3,427	1,049
Service fee	—	4,210	1,022	786	1,254	1,224	308
Shareholder servicing	—*	30	7	6	8	8	2
Offering costs	23	—	—	—	—	—	—
Custodian fees	3	103	8	8	11	11	8
Independent Trustees and Chief Compliance Officer fees	1	93	29	24	43	26	6
Accounting services fee	10	248	123	93	133	131	60
Professional fees	13	149	30	29	29	28	20
Other	6	159	40	17	27	28	7
Total Expenses	**97**	**16,438**	**4,120**	**2,457**	**5,017**	**4,883**	**1,460**
Less:							
Expenses in excess of limit	—	(100)	—	—	(251)	—	—
Total Net Expenses	**97**	**16,338**	**4,120**	**2,457**	**4,766**	**4,883**	**1,460**
Net Investment Income (Loss)	**159**	**15,802**	**3,682**	**7,635**	**1,682**	**6,516**	**(121)**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	263,644	54,341	2,959	80,703	55,800	109
Investments in affiliated securities	235	—	—	—	—	—	—
Distributions of realized capital gains from affiliated securities	757	—	—	—	—	—	—
Futures contracts	(67)	(6,399)	—	(2,998)	—	—	—
Written options	—	6,255	—	—	—	—	—
Swap agreements	—	(6,843)	—	—	—	—	—
Forward foreign currency contracts	—	4,285	—	—	—	—	—
Foreign currency exchange transactions	—	(2)	(3)	—	—	1	(6)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	(352,396)	(28,137)	6,151	(35,874)	(15,845)	(17,054)
Investments in affiliated securities	(395)	(4,588)	—	—	—	—	—
Futures contracts	(5)	(2,698)	—	(371)	—	—	—
Written options	—	468	—	—	—	—	—
Forward foreign currency contracts	—	(8,039)	—	—	—	—	—*
Foreign currency exchange transactions	—	(94)	—	—	—	—	—*
Net Realized and Unrealized Gain (Loss)	**525**	**(106,407)**	**26,201**	**5,741**	**44,829**	**39,956**	**(16,951)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$ 684**	**$ (90,605)**	**$ 29,883**	**$13,376**	**$ 46,511**	**$ 46,472**	**$(17,072)**

*Not shown due to rounding.

(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Global Bond	Global Growth[1]	Global Natural Resources	Growth	High Income	International Core Equity	Limited-Term Bond
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 84	$ 9,762	$ 2,593	$ 9,996	$ 227	$ 18,030	$ —
Foreign dividend withholding tax	(3)	(1,033)	(84)	(59)	—	(1,647)	—
Interest and amortization from unaffiliated securities	727	25	5	28	58,083	24	10,144
Foreign interest withholding tax	—	—*	—	—	—	(1)	—
Total Investment Income	808	8,754	2,514	9,965	58,310	16,406	10,144
EXPENSES							
Investment management fee	121	3,607	1,735	6,544	4,989	5,714	2,325
Service fee	48	1,061	433	2,347	2,027	1,681	1,162
Shareholder servicing	—*	8	4	17	12	11	6
Custodian fees	4	40	9	19	17	72	11
Independent Trustees and Chief Compliance Officer fees	1	26	10	75	42	41	22
Accounting services fee	13	125	66	219	196	164	129
Professional fees	20	42	26	43	51	51	33
Other	7	32	24	42	57	42	37
Total Expenses	214	4,941	2,307	9,306	7,391	7,776	3,725
Less:							
Expenses in excess of limit	(121)	(127)	—	(265)	(250)	—	—
Total Net Expenses	93	4,814	2,307	9,041	7,141	7,776	3,725
Net Investment Income	715	3,940	207	924	51,169	8,630	6,419
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	19	19,869	2,273	192,215	8,174	86,436	1,441
Futures contracts	—	—	—	—	—	—	(6,114)
Forward foreign currency contracts	(5)	4,325	842	—	368	2,750	—
Foreign currency exchange transactions	(2)	(94)	(10)	—	(28)	(308)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(809)	(24,858)	(24,441)	(103,553)	(48,951)	(86,464)	3,109
Futures contracts	—	—	—	—	—	—	(481)
Written options	—	—	—	—	—	86	—
Forward foreign currency contracts	10	1,491	277	—	213	(337)	—
Foreign currency exchange transactions	(5)	(107)	(1)	—	(5)	(73)	—
Net Realized and Unrealized Gain (Loss)	(792)	626	(21,060)	88,662	(40,229)	2,090	(2,045)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (77)	$ 4,566	$(20,853)	$ 89,586	$ 10,940	$ 10,720	$ 4,374

*Not shown due to rounding.

(1)Effective January 1, 2015, the Portfolio's name changed from International Growth to Global Growth.

See Accompanying Notes to Financial Statements.

(In thousands)	Micro Cap Growth	Mid Cap Growth	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 114	$ 3,530	$ —	$ 1,108	$ 3,698	$ 1,430	$ 3,136
Foreign dividend withholding tax	—	(13)	—	—	(75)	(4)	—
Interest and amortization from unaffiliated securities	3	20	1,133	—*	15	20	25
Total Investment Income	117	3,537	1,133	1,108	3,638	1,446	3,161
EXPENSES							
Investment management fee	696	3,936	2,662	420	4,911	3,713	2,554
Service fee	183	1,158	—	117	1,445	1,092	751
Shareholder servicing	1	7	10	1	10	8	5
Custodian fees	7	14	17	5	29	11	10
Independent Trustees and Chief Compliance Officer fees	5	22	35	3	36	33	17
Accounting services fee	43	129	172	30	155	128	94
Professional fees	20	26	32	24	34	28	23
Other	9	35	48	8	49	35	16
Total Expenses	964	5,327	2,976	608	6,669	5,048	3,470
Less:							
Expenses in excess of limit	—	(235)	(1,976)	(42)	(116)	(87)	—
Total Net Expenses	964	5,092	1,000	566	6,553	4,961	3,470
Net Investment Income (Loss)	(847)	(1,555)	133	542	(2,915)	(3,515)	(309)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	10,617	48,588	10	5,062	36,095	98,430	27,617
Written options	—	(449)	—	1	455	—	58
Foreign currency exchange transactions	—	—*	—	—*	(54)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(11,501)	(9,195)	—	6,551	(17,112)	(98,411)	(5,376)
Written options	—	70	—	1	(129)	—	—
Foreign currency exchange transactions	—	—*	—	—*	—*	—	—
Net Realized and Unrealized Gain (Loss)	(884)	39,014	10	11,615	19,255	19	22,299
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (1,731)	$37,459	$ 143	$12,157	$ 16,340	$ (3,496)	$21,990

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Value
INVESTMENT INCOME	
Dividends from unaffiliated securities	$ 6,405
Foreign dividend withholding tax	(34)
Interest and amortization from unaffiliated securities	23
Total Investment Income	**6,394**
EXPENSES	
Investment management fee	2,611
Service fee	932
Shareholder servicing	6
Custodian fees	10
Independent Trustees and Chief Compliance Officer fees	23
Accounting services fee	117
Professional fees	30
Other	24
Total Expenses	**3,753**
Less:	
Expenses in excess of limit	(37)
Total Net Expenses	**3,716**
Net Investment Income	**2,678**
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	53,520
Written options	(260)
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	(20,122)
Written options	1,872
Net Realized and Unrealized Gain	**35,010**
Net Increase in Net Assets Resulting from Operations	**$ 37,688**

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Year ended 12-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,347	$ 731	$ 1,382	$ 1,290	$ 15,553	$ 9,583
Net realized gain on investments	8,641	6,253	7,710	7,314	74,027	65,667
Net change in unrealized appreciation (depreciation)	(6,882)	11,334	(4,943)	6,892	(51,453)	82,619
Net Increase in Net Assets Resulting from Operations	4,106	18,318	4,149	15,496	38,127	157,869
Distributions to Shareholders From:						
Net investment income	(731)	(963)	(1,290)	(1,576)	(9,590)	(9,499)
Net realized gains	(6,254)	(4,480)	(7,315)	(4,671)	(65,663)	(30,261)
Total Distributions to Shareholders	(6,985)	(5,443)	(8,605)	(6,247)	(75,253)	(39,760)
Capital Share Transactions	1,858	4,098	5,514	4,958	44,022	70,984
Net Increase (Decrease) in Net Assets	(1,021)	16,973	1,058	14,207	6,896	189,093
Net Assets, Beginning of Period	85,857	68,884	121,220	107,013	921,599	732,506
Net Assets, End of Period	$ 84,836	$ 85,857	$122,278	$121,220	$928,495	$921,599
Undistributed net investment income	$ 2,343	$ 727	$ 1,378	$ 1,286	$ 15,521	$ 9,558

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Pathfinder Moderate – Managed Volatility	
	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Period from 8-1-13[1] to 12-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 25,192	$ 11,279	$ 4,235	$ 2,924	$ 1,126	$ (28)
Net realized gain on investments	92,905	76,002	22,166	18,973	4,681	110
Net change in unrealized appreciation (depreciation)	(68,770)	122,975	(15,176)	21,924	(1,351)	959
Net Increase in Net Assets Resulting from Operations	49,327	210,256	11,225	43,821	4,456	1,041
Distributions to Shareholders From:						
Net investment income	(11,294)	(11,573)	(2,929)	(3,438)	(1,154)	—
Net realized gains	(75,997)	(42,000)	(18,975)	(10,234)	(4,820)	(12)
Total Distributions to Shareholders	(87,291)	(53,573)	(21,904)	(13,672)	(5,974)	(12)
Capital Share Transactions	46,422	59,479	2,211	29,233	170,669	32,932
Net Increase (Decrease) in Net Assets	8,458	216,162	(8,468)	59,382	169,151	33,961
Net Assets, Beginning of Period	1,089,474	873,312	299,816	240,434	33,961	—
Net Assets, End of Period	$1,097,932	$1,089,474	$291,348	$299,816	$203,112	$ 33,961
Undistributed (distributions in excess of) net investment income	$ 25,158	$ 11,260	$ 4,222	$ 2,916	$ (26)	$ (5)

(1) Commencement of operations.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Aggressive – Managed Volatility Year ended 12-31-14	Period from 8-1-13[2] to 12-31-13	Pathfinder Moderately Conservative – Managed Volatility Year ended 12-31-14	Period from 8-1-13[2] to 12-31-13	Asset Strategy[1] Year ended 12-31-14	Year ended 12-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 494	$ (22)	$ 159	$ (22)	$ 15,802	$ 12,076
Net realized gain on investments	1,748	49	925	54	260,940	237,268
Net change in unrealized appreciation (depreciation)	(974)	428	(400)	346	(367,347)	88,247
Net Increase (Decrease) in Net Assets Resulting from Operations	1,268	455	684	378	(90,605)	337,591
Distributions to Shareholders From:						
Net investment income	(517)	—	(182)	—	(8,178)	(18,794)
Net realized gains	(1,794)	(8)	(854)	(5)	(216,767)	—
Total Distributions to Shareholders	(2,311)	(8)	(1,036)	(5)	(224,945)	(18,794)
Capital Share Transactions	33,567	9,920	21,636	9,447	210,680	40,530
Net Increase (Decrease) in Net Assets	32,524	10,367	21,284	9,820	(104,870)	359,327
Net Assets, Beginning of Period	10,367	—	9,820	—	1,704,473	1,345,146
Net Assets, End of Period	$ 42,891	$ 10,367	$ 31,104	$ 9,820	$1,599,603	$1,704,473
Undistributed (distributions in excess of) net investment income	$ (25)	$ (4)	$ (25)	$ (4)	$ 17,214	$ 13,250

(In thousands)	Balanced Year ended 12-31-14	Year ended 12-31-13	Bond Year ended 12-31-14	Year ended 12-31-13	Core Equity Year ended 12-31-14	Year ended 12-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 3,682	$ 3,810	$ 7,635	$ 10,522	$ 1,682	$ 2,439
Net realized gain (loss) on investments	54,338	34,602	(39)	10,907	80,703	69,660
Net change in unrealized appreciation (depreciation)	(28,137)	43,413	5,780	(30,455)	(35,874)	55,995
Net Increase (Decrease) in Net Assets Resulting from Operations	29,883	81,825	13,376	(9,026)	46,511	128,094
Distributions to Shareholders From:						
Net investment income	(3,847)	(5,586)	(11,937)	(17,519)	(2,471)	(2,364)
Net realized gains	(34,578)	(32,109)	(9,440)	(8,284)	(69,613)	(34,808)
Total Distributions to Shareholders	(38,425)	(37,695)	(21,377)	(25,803)	(72,084)	(37,172)
Capital Share Transactions	5,353	19,028	3,460	(161,639)	30,929	18,263
Net Increase (Decrease) in Net Assets	(3,189)	63,158	(4,541)	(196,468)	5,356	109,185
Net Assets, Beginning of Period	417,877	354,719	314,093	510,561	499,985	390,800
Net Assets, End of Period	$414,688	$417,877	$309,552	$ 314,093	$ 505,341	$ 499,985
Undistributed net investment income	$ 3,612	$ 3,768	$ 8,632	$ 11,861	$ 1,536	$ 2,325

(1)Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).
(2)Commencement of operations.

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

(In thousands)	Dividend Opportunities		Energy		Global Bond	
	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Year ended 12-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 6,516	$ 5,366	$ (121)	$ (200)	$ 715	$ 413
Net realized gain (loss) on investments	55,801	37,682	103	4,936	12	(132)
Net change in unrealized appreciation (depreciation)	(15,845)	69,799	(17,054)	14,735	(804)	(45)
Net Increase (Decrease) in Net Assets Resulting from Operations	**46,472**	**112,847**	**(17,072)**	**19,471**	**(77)**	**236**
Distributions to Shareholders From:						
Net investment income	(5,596)	(6,899)	—	—	(415)	—
Net realized gains	(37,543)	(9,376)	(3,701)	(282)	—	—
Total Distributions to Shareholders	**(43,139)**	**(16,275)**	**(3,701)**	**(282)**	**(415)**	**—**
Capital Share Transactions	**23,426**	**1,455**	**39,548**	**12,791**	**3,938**	**4,656**
Net Increase in Net Assets	**26,759**	**98,027**	**18,775**	**31,980**	**3,446**	**4,892**
Net Assets, Beginning of Period	**484,465**	**386,438**	**99,192**	**67,212**	**15,833**	**10,941**
Net Assets, End of Period	**$511,224**	**$ 484,465**	**$117,967**	**$ 99,192**	**$ 19,279**	**$ 15,833**
Undistributed net investment income	$ 6,769	$ 5,745	$ 49	$ 137	$ 692	$ 405

(In thousands)	Global Growth[1]		Global Natural Resources		Growth	
	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Year ended 12-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,940	$ 5,170	$ 207	$ (43)	$ 924	$ 3,221
Net realized gain (loss) on investments	24,100	39,595	3,105	(10,587)	192,215	145,325
Net change in unrealized appreciation (depreciation)	(23,474)	40,135	(24,165)	24,070	(103,553)	194,791
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,566**	**84,900**	**(20,853)**	**13,440**	**89,586**	**343,337**
Distributions to Shareholders From:						
Net investment income	(8,928)	(4,721)	—	—	(3,270)	(4,695)
Net realized gains	(36,409)	(10,103)	—	—	(145,321)	(83,930)
Total Distributions to Shareholders	**(45,337)**	**(14,824)**	**—**	**—**	**(148,591)**	**(88,625)**
Capital Share Transactions	**53,264**	**(129,161)**	**(5,991)**	**(20,853)**	**(271,109)**	**(45,243)**
Net Increase (Decrease) in Net Assets	**12,493**	**(59,085)**	**(26,844)**	**(7,413)**	**(330,114)**	**209,469**
Net Assets, Beginning of Period	**418,970**	**478,055**	**172,526**	**179,939**	**1,201,469**	**992,000**
Net Assets, End of Period	**$431,463**	**$ 418,970**	**$145,682**	**$172,526**	**$ 871,355**	**$1,201,469**
Undistributed (distributions in excess of) net investment income	$ 2,046	$ 5,877	$ 178	$ (16)	$ 707	$ 3,053

(1)Effective January 1, 2015, the Portfolio's name changed from International Growth to Global Growth.

See Accompanying Notes to Financial Statements.

(In thousands)	High Income Year ended 12-31-14	High Income Year ended 12-31-13	International Core Equity Year ended 12-31-14	International Core Equity Year ended 12-31-13	Limited-Term Bond Year ended 12-31-14	Limited-Term Bond Year ended 12-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 51,169	$ 39,696	$ 8,630	$ 10,024	$ 6,419	$ 2,376
Net realized gain (loss) on investments	8,514	13,402	88,878	80,800	(4,673)	331
Net change in unrealized appreciation (depreciation)	(48,743)	2,720	(86,788)	57,809	2,628	(3,527)
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,940**	**55,818**	**10,720**	**148,633**	**4,374**	**(820)**
Distributions to Shareholders From:						
Net investment income	(39,918)	(27,182)	(16,870)	(11,160)	(2,598)	—
Net realized gains	(6,022)	—	(52,403)	—	(605)	(135)
Total Distributions to Shareholders	(45,940)	(27,182)	(69,273)	(11,160)	(3,203)	(135)
Capital Share Transactions	164,154	211,658	42,851	(87,256)	36,655	314,950
Net Increase (Decrease) in Net Assets	129,154	240,294	(15,702)	50,217	37,826	313,995
Net Assets, Beginning of Period	689,291	448,997	672,075	621,858	436,611	122,616
Net Assets, End of Period	$818,445	$689,291	$656,373	$672,075	$474,437	$436,611
Undistributed net investment income	$ 51,134	$ 39,872	$ 5,183	$ 9,590	$ 6,678	$ 2,586

(In thousands)	Micro Cap Growth Year ended 12-31-14	Micro Cap Growth Year ended 12-31-13	Mid Cap Growth Year ended 12-31-14	Mid Cap Growth Year ended 12-31-13	Money Market Year ended 12-31-14	Money Market Year ended 12-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (847)	$ (737)	$ (1,555)	$ (1,283)	$ 133	$ 72
Net realized gain on investments	10,617	10,502	48,139	27,540	10	1
Net change in unrealized appreciation (depreciation)	(11,501)	18,252	(9,125)	65,124	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,731)**	**28,017**	**37,459**	**91,381**	**143**	**73**
Distributions to Shareholders From:						
Net investment income	—	—	—	—	(133)	(72)
Net realized gains	(9,754)	(2,495)	(26,432)	(11,278)	—	—
Total Distributions to Shareholders	(9,754)	(2,495)	(26,432)	(11,278)	(133)	(72)
Capital Share Transactions	3,965	4,836	120,182	81,550	(93,182)	359,751
Net Increase (Decrease) in Net Assets	(7,520)	30,358	131,209	161,653	(93,172)	359,752
Net Assets, Beginning of Period	79,176	48,818	425,772	264,119	604,696	244,944
Net Assets, End of Period	$ 71,656	$ 79,176	$556,981	$425,772	$511,524	$604,696
Undistributed (distributions in excess of) net investment income	$ 18	$ 8	$ (200)	$ (84)	$ —	$ —

See Accompanying Notes to Financial Statements.

(In thousands)	Real Estate Securities		Science and Technology		Small Cap Growth	
	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Year ended 12-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 542	$ 422	$ (2,915)	$ (2,126)	$ (3,515)	$ (4,310)
Net realized gain on investments	5,063	3,123	36,496	47,326	98,430	51,993
Net change in unrealized appreciation (depreciation)	6,552	(3,128)	(17,241)	150,128	(98,411)	138,156
Net Increase (Decrease) in Net Assets Resulting from Operations	12,157	417	16,340	195,328	(3,496)	185,839
Distributions to Shareholders From:						
Net investment income	(469)	(467)	—	—	—	—
Net realized gains	(2,680)	—	(46,854)	(24,421)	(43,758)	—
Total Distributions to Shareholders	(3,149)	(467)	(46,854)	(24,421)	(43,758)	—
Capital Share Transactions	3,120	(206)	46,759	64,753	(87,569)	(73,598)
Net Increase (Decrease) in Net Assets	12,128	(256)	16,245	235,660	(134,823)	112,241
Net Assets, Beginning of Period	40,152	40,408	569,784	334,124	560,388	448,147
Net Assets, End of Period	$ 52,280	$ 40,152	$586,029	$569,784	$ 425,565	$560,388
Undistributed (distributions in excess of) net investment income	$ 594	$ 521	$ 41	$ (72)	$ (99)	$ (87)

(In thousands)	Small Cap Value		Value	
	Year ended 12-31-14	Year ended 12-31-13	Year ended 12-31-14	Year ended 12-31-13
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (309)	$ (239)	$ 2,678	$ 2,686
Net realized gain on investments	27,675	44,086	53,260	50,309
Net change in unrealized appreciation (depreciation)	(5,376)	35,573	(18,250)	52,204
Net Increase in Net Assets Resulting from Operations	21,990	79,420	37,688	105,199
Distributions to Shareholders From:				
Net investment income	(253)	(2,358)	(3,881)	(2,749)
Net realized gains	(43,526)	(17,437)	(47,695)	(8,828)
Total Distributions to Shareholders	(43,779)	(19,795)	(51,576)	(11,577)
Capital Share Transactions	86,384	(16,009)	58,465	(30,379)
Net Increase in Net Assets	64,595	43,616	44,577	63,243
Net Assets, Beginning of Period	289,143	245,527	371,616	308,373
Net Assets, End of Period	$353,738	$289,143	$416,193	$371,616
Undistributed net investment income	$ 1,906	$ 1,010	$ 8,841	$ 6,477

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Ivy Funds VIP

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Year ended 12-31-2014	$5.95	$ 0.16[2]	$ 0.10	$ 0.26	$(0.05)	$(0.43)	$(0.48)
Year ended 12-31-2013	5.04	0.05[2]	1.27	1.32	(0.07)	(0.34)	(0.41)
Year ended 12-31-2012	4.77	0.07[2]	0.48	0.55	(0.05)	(0.23)	(0.28)
Year ended 12-31-2011	5.16	0.04[2]	(0.24)	(0.20)	(0.06)	(0.13)	(0.19)
Year ended 12-31-2010	4.63	0.06	0.63	0.69	(0.05)	(0.11)	(0.16)
Pathfinder Conservative							
Year ended 12-31-2014	5.77	0.06[2]	0.12	0.18	(0.06)	(0.35)	(0.41)
Year ended 12-31-2013	5.33	0.06[2]	0.70	0.76	(0.08)	(0.24)	(0.32)
Year ended 12-31-2012	5.18	0.08[2]	0.27	0.35	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.32	0.06[2]	(0.02)	0.04	(0.07)	(0.11)	(0.18)
Year ended 12-31-2010	5.02	0.06	0.39	0.45	(0.05)	(0.10)	(0.15)
Pathfinder Moderate							
Year ended 12-31-2014	6.14	0.10[2]	0.14	0.24	(0.07)	(0.44)	(0.51)
Year ended 12-31-2013	5.33	0.07[2]	1.02	1.09	(0.07)	(0.21)	(0.28)
Year ended 12-31-2012	5.06	0.07[2]	0.40	0.47	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.27	0.06[2]	(0.13)	(0.07)	(0.06)	(0.08)	(0.14)
Year ended 12-31-2010	4.76	0.06	0.53	0.59	(0.03)	(0.05)	(0.08)
Pathfinder Moderately Aggressive							
Year ended 12-31-2014	6.38	0.14[2]	0.14	0.28	(0.07)	(0.45)	(0.52)
Year ended 12-31-2013	5.45	0.07[2]	1.19	1.26	(0.07)	(0.26)	(0.33)
Year ended 12-31-2012	5.09	0.08[2]	0.46	0.54	(0.04)	(0.14)	(0.18)
Year ended 12-31-2011	5.37	0.05[2]	(0.21)	(0.16)	(0.04)	(0.08)	(0.12)
Year ended 12-31-2010	4.80	0.05	0.63	0.68	(0.04)	(0.07)	(0.11)
Pathfinder Moderately Conservative							
Year ended 12-31-2014	6.03	0.08[2]	0.14	0.22	(0.06)	(0.39)	(0.45)
Year ended 12-31-2013	5.41	0.06[2]	0.87	0.93	(0.08)	(0.23)	(0.31)
Year ended 12-31-2012	5.19	0.08[2]	0.34	0.42	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.34	0.06[2]	(0.06)	0.00	(0.06)	(0.09)	(0.15)
Year ended 12-31-2010	4.94	0.06	0.47	0.53	(0.05)	(0.08)	(0.13)
Pathfinder Moderate – Managed Volatility							
Year ended 12-31-2014	5.37	0.06[2]	0.14	0.20	(0.03)	(0.15)	(0.18)
Year ended 12-31-2013[3]	5.00	(0.01)[2]	0.38	0.37	—	—*	—*
Pathfinder Moderately Aggressive – Managed Volatility							
Year ended 12-31-2014	5.41	0.09[2]	0.11	0.20	(0.07)	(0.25)	(0.32)
Year ended 12-31-2013[3]	5.00	(0.02)[2]	0.43	0.41	—	—*	—*
Pathfinder Moderately Conservative – Managed Volatility							
Year ended 12-31-2014	5.31	0.04[2]	0.11	0.15	(0.03)	(0.16)	(0.19)
Year ended 12-31-2013[3]	5.00	(0.02)[2]	0.33	0.31	—	—*	—*

* Not shown due to rounding.
(1) Based on net asset value. Total returns for periods less than one year are not annualized.
(2) Based on average weekly shares outstanding.
(3) For the period from August 1, 2013 (commencement of operations of the Portfolio) through December 31, 2013.
(4) Annualized.
(5) Ratios of expenses to average net assets excluding offering cost was 0.26%.
(6) Ratios of expenses to average net assets excluding offering cost was 0.29%.
(7) Ratios of expenses to average net assets excluding offering cost was 0.33%.
(8) Ratios of expenses to average net assets excluding offering cost was 0.36%.
(9) Ratios of expenses to average net assets excluding offering cost was 0.35%.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Pathfinder Aggressive						
Year ended 12-31-2014	$5.73	4.86%	$ 85	0.07%	2.73%	28%
Year ended 12-31-2013	5.95	27.13	86	0.07	0.96	38
Year ended 12-31-2012	5.04	12.18	69	0.08	1.41	38
Year ended 12-31-2011	4.77	-4.15	65	0.07	0.85	18
Year ended 12-31-2010	5.16	15.53	72	0.08	1.35	24
Pathfinder Conservative						
Year ended 12-31-2014	5.54	3.39	122	0.06	1.13	30
Year ended 12-31-2013	5.77	14.75	121	0.07	1.15	66
Year ended 12-31-2012	5.33	6.95	107	0.07	1.57	36
Year ended 12-31-2011	5.18	0.75	88	0.07	1.17	24
Year ended 12-31-2010	5.32	9.38	71	0.08	1.65	26
Pathfinder Moderate						
Year ended 12-31-2014	5.87	4.24	928	0.03	1.69	24
Year ended 12-31-2013	6.14	20.83	922	0.03	1.15	39
Year ended 12-31-2012	5.33	9.53	733	0.04	1.43	24
Year ended 12-31-2011	5.06	-1.46	582	0.04	1.15	16
Year ended 12-31-2010	5.27	12.63	461	0.04	1.52	18
Pathfinder Moderately Aggressive						
Year ended 12-31-2014	6.14	4.61	1,098	0.03	2.30	23
Year ended 12-31-2013	6.38	23.81	1,089	0.03	1.15	33
Year ended 12-31-2012	5.45	10.82	873	0.04	1.42	25
Year ended 12-31-2011	5.09	-3.02	723	0.04	0.97	14
Year ended 12-31-2010	5.37	14.46	501	0.04	1.35	23
Pathfinder Moderately Conservative						
Year ended 12-31-2014	5.80	3.88	291	0.04	1.43	27
Year ended 12-31-2013	6.03	17.71	300	0.05	1.09	46
Year ended 12-31-2012	5.41	8.41	240	0.05	1.57	26
Year ended 12-31-2011	5.19	0.00	194	0.05	1.12	18
Year ended 12-31-2010	5.34	10.97	151	0.06	1.60	21
Pathfinder Moderate – Managed Volatility						
Year ended 12-31-2014	5.39	3.75	203	0.28[5]	1.06	23
Year ended 12-31-2013[3]	5.37	7.50	34	0.58[4][6]	-0.57[4]	18
Pathfinder Moderately Aggressive – Managed Volatility						
Year ended 12-31-2014	5.29	3.91	43	0.41[7]	1.74	32
Year ended 12-31-2013[3]	5.41	8.27	10	1.04[4][8]	-1.03[4]	15
Pathfinder Moderately Conservative – Managed Volatility						
Year ended 12-31-2014	5.27	3.06	31	0.47[8]	0.76	36
Year ended 12-31-2013[3]	5.31	6.29	10	0.98[4][9]	-0.97[4]	21

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Asset Strategy							
Year ended 12-31-2014	$13.25	$ 0.11[3]	$(0.78)	$(0.67)	$(0.06)	$(1.65)	$(1.71)
Year ended 12-31-2013	10.73	0.10[3]	2.57	2.67	(0.15)	—	(0.15)
Year ended 12-31-2012	9.11	0.18[3]	1.55	1.73	(0.11)	—	(0.11)
Year ended 12-31-2011	9.91	0.06[3]	(0.76)	(0.70)	(0.10)	—	(0.10)
Year ended 12-31-2010	9.23	0.09	0.69	0.78	(0.10)	—	(0.10)
Balanced							
Year ended 12-31-2014	10.46	0.09[3]	0.64	0.73	(0.10)	(0.90)	(1.00)
Year ended 12-31-2013	9.37	0.10[3]	2.01	2.11	(0.15)	(0.87)	(1.02)
Year ended 12-31-2012	9.01	0.14[3]	0.88	1.02	(0.14)	(0.52)	(0.66)
Year ended 12-31-2011	9.59	0.14[3]	0.20	0.34	(0.15)	(0.77)	(0.92)
Year ended 12-31-2010	8.48	0.15	1.26	1.41	(0.17)	(0.13)	(0.30)
Bond							
Year ended 12-31-2014	5.49	0.13[3]	0.10	0.23	(0.21)	(0.17)	(0.38)
Year ended 12-31-2013	5.90	0.14[3]	(0.26)	(0.12)	(0.20)	(0.09)	(0.29)
Year ended 12-31-2012	5.80	0.15[3]	0.18	0.33	(0.18)	(0.05)	(0.23)
Year ended 12-31-2011	5.60	0.17[3]	0.22	0.39	(0.15)	(0.04)	(0.19)
Year ended 12-31-2010	5.50	0.12	0.20	0.32	(0.22)	—	(0.22)
Core Equity							
Year ended 12-31-2014	15.13	0.05[3]	1.24	1.29	(0.08)	(2.16)	(2.24)
Year ended 12-31-2013	12.38	0.07[3]	3.88	3.95	(0.07)	(1.13)	(1.20)
Year ended 12-31-2012	11.70	0.07[3]	1.96	2.03	(0.08)	(1.27)	(1.35)
Year ended 12-31-2011	11.91	0.07[3]	0.15	0.22	(0.04)	(0.39)	(0.43)
Year ended 12-31-2010	9.95	0.04	2.02	2.06	(0.10)	—	(0.10)
Dividend Opportunities							
Year ended 12-31-2014	9.04	0.12[3]	0.71	0.83	(0.10)	(0.72)	(0.82)
Year ended 12-31-2013	7.24	0.10[3]	2.01	2.11	(0.13)	(0.18)	(0.31)
Year ended 12-31-2012	6.47	0.14[3]	0.71	0.85	(0.08)	—	(0.08)
Year ended 12-31-2011	6.86	0.09[3]	(0.41)	(0.32)	(0.07)	—	(0.07)
Year ended 12-31-2010	5.96	0.07	0.90	0.97	(0.07)	—	(0.07)
Energy							
Year ended 12-31-2014	7.50	(0.01)[3]	(0.73)	(0.74)	—	(0.25)	(0.25)
Year ended 12-31-2013	5.89	(0.02)[3]	1.65	1.63	—	(0.02)	(0.02)
Year ended 12-31-2012	5.81	(0.01)[3]	0.09	0.08	—	—	—
Year ended 12-31-2011	6.39	(0.02)[3]	(0.56)	(0.58)	—	—	—
Year ended 12-31-2010	5.26	(0.01)	1.16	1.15	(0.02)	—	(0.02)
Global Bond							
Year ended 12-31-2014	5.16	0.19[3]	(0.18)	0.01	(0.12)	—	(0.12)
Year ended 12-31-2013	5.07	0.15[3]	(0.06)	0.09	—	—	—
Year ended 12-31-2012	4.90	0.15[3]	0.16	0.31	(0.14)	—*	(0.14)
Year ended 12-31-2011	5.00	0.12[3]	(0.12)	0.00	(0.10)	—	(0.10)
Year ended 12-31-2010[4]	5.00	0.00	0.00	0.00	—	—	—

* Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

(5) Annualized.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Asset Strategy								
Year ended 12-31-2014	$10.87	-5.26%	$1,600	0.97%	0.94%	0.98%	0.93%	130%
Year ended 12-31-2013	13.25	25.13	1,704	0.97	0.82	0.98	0.81	64
Year ended 12-31-2012	10.73	19.18	1,345	1.00	1.83	1.01	1.82	49
Year ended 12-31-2011	9.11	-7.21	1,197	0.99	0.62	1.00	0.61	57
Year ended 12-31-2010	9.91	8.68	1,295	1.02	1.07	1.03	1.06	104
Balanced								
Year ended 12-31-2014	10.19	7.57	415	1.01	0.90	—	—	43
Year ended 12-31-2013	10.46	23.70	418	1.01	0.99	—	—	38
Year ended 12-31-2012	9.37	11.75	355	1.01	1.55	—	—	43
Year ended 12-31-2011	9.01	3.31	345	1.01	1.46	—	—	32
Year ended 12-31-2010	9.59	17.11	375	1.01	1.52	—	—	48
Bond								
Year ended 12-31-2014	5.34	4.34	310	0.78	2.43	—	—	28
Year ended 12-31-2013	5.49	-2.09	314	0.78	2.50	—	—	48
Year ended 12-31-2012	5.90	5.78	511	0.78	2.62	—	—	33
Year ended 12-31-2011	5.80	7.31	640	0.77	3.02	—	—	65
Year ended 12-31-2010	5.60	6.04	508	0.78	2.25	—	—	49
Core Equity								
Year ended 12-31-2014	14.18	9.68	505	0.95	0.34	1.00	0.29	57
Year ended 12-31-2013	15.13	33.51	500	0.96	0.55	1.01	0.50	70
Year ended 12-31-2012	12.38	18.60	391	0.97	0.60	1.02	0.55	53
Year ended 12-31-2011	11.70	1.66	376	0.96	0.57	1.01	0.52	70
Year ended 12-31-2010	11.91	20.89	429	0.96	0.33	1.01	0.28	100
Dividend Opportunities								
Year ended 12-31-2014	9.05	9.84	511	1.00	1.33	—	—	42
Year ended 12-31-2013	9.04	29.61	484	1.00	1.23	—	—	53
Year ended 12-31-2012	7.24	13.18	386	1.01	1.95	—	—	43
Year ended 12-31-2011	6.47	-4.69	343	1.00	1.30	—	—	45
Year ended 12-31-2010	6.86	16.37	296	1.02	1.37	—	—	44
Energy								
Year ended 12-31-2014	6.51	-10.56	118	1.18	-0.10	—	—	21
Year ended 12-31-2013	7.50	27.76	99	1.23	-0.24	—	—	33
Year ended 12-31-2012	5.89	1.38	67	1.25	-0.18	—	—	38
Year ended 12-31-2011	5.81	-9.08	62	1.24	-0.36	—	—	14
Year ended 12-31-2010	6.39	21.96	44	1.28	-0.25	—	—	27
Global Bond								
Year ended 12-31-2014	5.05	0.18	19	0.48	3.69	1.11	3.06	37
Year ended 12-31-2013	5.16	1.74	16	0.63	3.00	1.26	2.37	26
Year ended 12-31-2012	5.07	6.41	11	0.67	3.01	1.29	2.39	28
Year ended 12-31-2011	4.90	0.08	7	0.81	2.45	1.43	1.83	46
Year ended 12-31-2010[4]	5.00	-0.10	5	0.90[5]	0.09[5]	1.52[5]	-0.53[5]	28

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Global Growth[6]							
Year ended 12-31-2014	$ 9.81	$ 0.09[3]	$ 0.01	$ 0.10	$(0.21)	$(0.86)	$(1.07)
Year ended 12-31-2013	8.46	0.09[3]	1.51	1.60	(0.08)	(0.17)	(0.25)
Year ended 12-31-2012	7.86	0.09[3]	1.22	1.31	(0.17)	(0.54)	(0.71)
Year ended 12-31-2011	8.51	0.14[3]	(0.76)	(0.62)	(0.03)	—	(0.03)
Year ended 12-31-2010	7.49	0.08	1.01	1.09	(0.07)	—	(0.07)
Global Natural Resources							
Year ended 12-31-2014	5.43	0.01[3]	(0.72)	(0.71)	—	—	—
Year ended 12-31-2013	5.04	0.00*[3]	0.39	0.39	—	—	—
Year ended 12-31-2012	5.29	(0.01)[3]	0.07	0.06	—	(0.31)	(0.31)
Year ended 12-31-2011	6.73	(0.01)[3]	(1.43)	(1.44)	—	—	—
Year ended 12-31-2010	5.75	(0.02)	1.00	0.98	—	—	—
Growth							
Year ended 12-31-2014	13.33	0.01[3]	1.28	1.29	(0.06)	(2.48)	(2.54)
Year ended 12-31-2013	10.63	0.03[3]	3.65	3.68	(0.05)	(0.93)	(0.98)
Year ended 12-31-2012	10.19	0.05[3]	1.20	1.25	(0.01)	(0.80)	(0.81)
Year ended 12-31-2011	10.38	0.01[3]	0.22	0.23	(0.04)	(0.38)	(0.42)
Year ended 12-31-2010	9.28	0.04	1.12	1.16	(0.06)	—	(0.06)
High Income							
Year ended 12-31-2014	4.00	0.25[3]	(0.17)	0.08	(0.20)	(0.03)	(0.23)
Year ended 12-31-2013	3.80	0.27[3]	0.12	0.39	(0.19)	—	(0.19)
Year ended 12-31-2012	3.42	0.29[3]	0.33	0.62	(0.24)	—	(0.24)
Year ended 12-31-2011	3.49	0.28[3]	(0.09)	0.19	(0.26)	—	(0.26)
Year ended 12-31-2010	3.30	0.27	0.19	0.46	(0.27)	—	(0.27)
International Core Equity							
Year ended 12-31-2014	19.75	0.24[3]	0.10	0.34	(0.51)	(1.58)	(2.09)
Year ended 12-31-2013	16.07	0.27[3]	3.70	3.97	(0.29)	—	(0.29)
Year ended 12-31-2012	14.67	0.25[3]	1.64	1.89	(0.36)	(0.13)	(0.49)
Year ended 12-31-2011	17.29	0.32[3]	(2.68)	(2.36)	(0.26)	—	(0.26)
Year ended 12-31-2010	15.38	0.26	1.86	2.12	(0.21)	—	(0.21)
Limited-Term Bond							
Year ended 12-31-2014	4.89	0.07[3]	(0.02)	0.05	(0.03)	(0.01)	(0.04)
Year ended 12-31-2013	4.92	0.05[3]	(0.08)	(0.03)	—	—*	—*
Year ended 12-31-2012	5.03	0.07[3]	0.10	0.17	(0.15)	(0.13)	(0.28)
Year ended 12-31-2011	4.96	0.06[3]	0.09	0.15	(0.08)	—	(0.08)
Year ended 12-31-2010[4]	5.00	0.02	(0.06)	(0.04)	—	—	—
Micro Cap Growth							
Year ended 12-31-2014	31.78	(0.32)[3]	(0.66)	(0.98)	—	(4.07)	(4.07)
Year ended 12-31-2013	21.13	(0.31)[3]	12.05	11.74	—	(1.09)	(1.09)
Year ended 12-31-2012	20.56	(0.20)[3]	2.57	2.37	—	(1.80)	(1.80)
Year ended 12-31-2011	22.11	(0.26)[3]	(1.29)	(1.55)	—	—	—
Year ended 12-31-2010	15.70	(0.21)	6.62	6.41	—	—	—

* Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

(5) Annualized.

(6) Effective January 1, 2015, the Portfolio's name changed from International Growth to Global Growth.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Global Growth[6]								
Year ended 12-31-2014	$ 8.84	0.96%	$ 431	1.13%	0.93%	1.16%	0.90%	65%
Year ended 12-31-2013	9.81	19.23	419	1.14	1.06	1.17	1.03	49
Year ended 12-31-2012	8.46	18.05	478	1.15	1.09	1.18	1.06	44
Year ended 12-31-2011	7.86	-7.32	266	1.15	1.67	1.18	1.64	61
Year ended 12-31-2010	8.51	14.79	331	1.17	1.22	1.20	1.19	75
Global Natural Resources								
Year ended 12-31-2014	4.72	-13.04	146	1.33	0.12	—	—	31
Year ended 12-31-2013	5.43	7.80	173	1.35	-0.02	—	—	134
Year ended 12-31-2012	5.04	1.89	180	1.36	-0.13	—	—	102
Year ended 12-31-2011	5.29	-21.45	184	1.37	-0.14	—	—	100
Year ended 12-31-2010	6.73	17.06	236	1.37	-0.31	—	—	117
Growth								
Year ended 12-31-2014	12.08	11.81	871	0.96	0.10	0.99	0.07	26
Year ended 12-31-2013	13.33	36.46	1,201	0.96	0.30	0.99	0.27	43
Year ended 12-31-2012	10.63	12.75	992	0.97	0.47	1.00	0.44	47
Year ended 12-31-2011	10.19	2.12	859	0.97	0.07	1.00	0.04	42
Year ended 12-31-2010	10.38	12.58	917	0.97	0.42	1.00	0.39	64
High Income								
Year ended 12-31-2014	3.85	1.90	818	0.88	6.31	0.91	6.28	55
Year ended 12-31-2013	4.00	10.50	689	0.88	6.99	0.93	6.94	84
Year ended 12-31-2012	3.80	18.64	449	0.89	7.86	0.94	7.81	91
Year ended 12-31-2011	3.42	5.26	272	0.90	8.01	0.95	7.96	78
Year ended 12-31-2010	3.49	14.86	243	0.91	8.27	0.96	8.22	108
International Core Equity								
Year ended 12-31-2014	18.00	1.44	656	1.16	1.28	—	—	102
Year ended 12-31-2013	19.75	24.91	672	1.16	1.51	—	—	92
Year ended 12-31-2012	16.07	13.33	622	1.17	1.64	—	—	85
Year ended 12-31-2011	14.67	-13.88	521	1.19	1.96	—	—	100
Year ended 12-31-2010	17.29	14.09	580	1.19	1.70	—	—	107
Limited-Term Bond								
Year ended 12-31-2014	4.90	0.97	474	0.80	1.38	—	—	34
Year ended 12-31-2013	4.89	-0.54	437	0.82	1.14	—	—	25
Year ended 12-31-2012	4.92	3.37	123	0.81	1.33	0.82	1.32	60
Year ended 12-31-2011	5.03	3.17	241	0.76	1.27	0.84	1.19	55
Year ended 12-31-2010[4]	4.96	-0.85	142	0.76[5]	0.92[5]	0.84[5]	0.84[5]	15
Micro Cap Growth								
Year ended 12-31-2014	26.73	-1.74	72	1.32	-1.16	—	—	51
Year ended 12-31-2013	31.78	57.28	79	1.34	-1.19	—	—	61
Year ended 12-31-2012	21.13	11.84	49	1.35	-0.91	—	—	52
Year ended 12-31-2011	20.56	-7.01	46	1.34	-1.20	—	—	57
Year ended 12-31-2010	22.11	40.85	55	1.35	-1.15	—	—	77

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Mid Cap Growth							
Year ended 12-31-2014	$10.72	$(0.04)[3]	$ 0.82	$ 0.78	$ —	$(0.66)	$(0.66)
Year ended 12-31-2013	8.54	(0.04)[3]	2.54	2.50	—	(0.32)	(0.32)
Year ended 12-31-2012	8.37	(0.02)[3]	1.07	1.05	—	(0.88)	(0.88)
Year ended 12-31-2011	8.69	(0.03)[3]	0.01	(0.02)	—*	(0.30)	(0.30)
Year ended 12-31-2010	6.61	0.00	2.08	2.08	—*	—	—*
Money Market							
Year ended 12-31-2014	1.00	0.00*[3]	0.00	0.00*	—*	—	—*
Year ended 12-31-2013	1.00	0.00*[3]	0.00	0.00*	—*	—	—*
Year ended 12-31-2012	1.00	0.00*[3]	0.00*	0.00*	—*	—	—*
Year ended 12-31-2011	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 12-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Real Estate Securities							
Year ended 12-31-2014	7.90	0.10[3]	2.20	2.30	(0.09)	(0.52)	(0.61)
Year ended 12-31-2013	7.89	0.08[3]	0.02	0.10	(0.09)	—	(0.09)
Year ended 12-31-2012	6.75	0.08[3]	1.11	1.19	(0.05)	—	(0.05)
Year ended 12-31-2011	6.48	0.06[3]	0.26	0.32	(0.05)	—	(0.05)
Year ended 12-31-2010	5.14	0.05	1.40	1.45	(0.11)	—	(0.11)
Science and Technology							
Year ended 12-31-2014	26.58	(0.13)[3]	0.74	0.61	—	(2.17)	(2.17)
Year ended 12-31-2013	18.10	(0.11)[3]	9.89	9.78	—	(1.30)	(1.30)
Year ended 12-31-2012	15.25	(0.12)[3]	4.22	4.10	—	(1.25)	(1.25)
Year ended 12-31-2011	16.73	(0.13)[3]	(0.75)	(0.88)	—	(0.60)	(0.60)
Year ended 12-31-2010	15.30	(0.08)	1.96	1.88	—	(0.45)	(0.45)
Small Cap Growth							
Year ended 12-31-2014	13.76	(0.10)[3]	0.11	0.01	—	(1.62)	(1.62)
Year ended 12-31-2013	9.60	(0.10)[3]	4.26	4.16	—	—	—
Year ended 12-31-2012	9.34	(0.08)[3]	0.57	0.49	—	(0.23)	(0.23)
Year ended 12-31-2011	10.53	(0.10)[3]	(1.00)	(1.10)	—	(0.09)	(0.09)
Year ended 12-31-2010	8.17	(0.07)	2.43	2.36	—	—	—
Small Cap Value							
Year ended 12-31-2014	19.90	(0.01)[3]	1.19	1.18	(0.02)	(3.08)	(3.10)
Year ended 12-31-2013	16.04	(0.01)[3]	5.20	5.19	(0.16)	(1.17)	(1.33)
Year ended 12-31-2012	14.57	0.12[3]	2.44	2.56	(0.07)	(1.02)	(1.09)
Year ended 12-31-2011	16.78	0.08[3]	(2.21)	(2.13)	(0.08)	—	(0.08)
Year ended 12-31-2010	13.29	0.07	3.43	3.50	(0.01)	—	(0.01)
Value							
Year ended 12-31-2014	7.82	0.05[3]	0.71	0.76	(0.09)	(1.10)	(1.19)
Year ended 12-31-2013	5.97	0.05[3]	2.03	2.08	(0.05)	(0.18)	(0.23)
Year ended 12-31-2012	5.57	0.07[3]	0.91	0.98	(0.08)	(0.50)	(0.58)
Year ended 12-31-2011	6.05	0.06[3]	(0.50)	(0.44)	(0.04)	—	(0.04)
Year ended 12-31-2010	5.14	0.03	0.93	0.96	(0.05)	—	(0.05)

* Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Mid Cap Growth								
Year ended 12-31-2014	$10.84	7.87%	$557	1.10%	-0.34%	1.15%	-0.39%	43%
Year ended 12-31-2013	10.72	29.94	426	1.10	-0.36	1.16	-0.42	35
Year ended 12-31-2012	8.54	13.56	264	1.12	-0.27	1.17	-0.32	35
Year ended 12-31-2011	8.37	-0.56	173	1.16	-0.32	1.18	-0.34	49
Year ended 12-31-2010	8.69	31.56	142	1.17	0.01	1.19	-0.01	44
Money Market								
Year ended 12-31-2014	1.00	0.02	512	0.15	0.02	0.45	-0.28	—
Year ended 12-31-2013	1.00	0.02	605	0.19	0.02	0.45	-0.24	—
Year ended 12-31-2012	1.00	0.02	245	0.30	0.02	0.47	-0.15	—
Year ended 12-31-2011	1.00	0.02	223	0.28	0.02	0.47	-0.17	—
Year ended 12-31-2010	1.00	0.08	178	0.42	0.06	0.49	-0.01	—
Real Estate Securities								
Year ended 12-31-2014	9.59	30.17	52	1.21	1.16	1.30	1.07	81
Year ended 12-31-2013	7.90	1.13	40	1.24	1.01	1.33	0.92	43
Year ended 12-31-2012	7.89	17.72	40	1.33	1.03	1.34	1.02	47
Year ended 12-31-2011	6.75	5.01	39	1.33	0.87	—	—	54
Year ended 12-31-2010	6.48	28.51	40	1.36	0.75	—	—	67
Science and Technology								
Year ended 12-31-2014	25.02	2.91	586	1.13	-0.51	1.15	-0.53	29
Year ended 12-31-2013	26.58	56.39	570	1.14	-0.49	1.16	-0.51	51
Year ended 12-31-2012	18.10	27.83	334	1.15	-0.67	1.17	-0.69	44
Year ended 12-31-2011	15.25	-5.77	279	1.16	-0.77	1.18	-0.79	50
Year ended 12-31-2010	16.73	12.75	326	1.16	-0.48	1.18	-0.50	27
Small Cap Growth								
Year ended 12-31-2014	12.15	1.59	426	1.14	-0.80	1.16	-0.82	85
Year ended 12-31-2013	13.76	43.36	560	1.14	-0.84	1.16	-0.86	74
Year ended 12-31-2012	9.60	5.17	448	1.14	-0.80	1.16	-0.82	85
Year ended 12-31-2011	9.34	-10.60	350	1.14	-0.95	1.16	-0.97	80
Year ended 12-31-2010	10.53	28.85	419	1.14	-0.83	1.16	-0.85	60
Small Cap Value								
Year ended 12-31-2014	17.98	7.05	354	1.15	-0.10	—	—	81
Year ended 12-31-2013	19.90	33.53	289	1.16	-0.09	—	—	54
Year ended 12-31-2012	16.04	18.63	246	1.17	0.78	—	—	64
Year ended 12-31-2011	14.57	-12.79	228	1.17	0.50	—	—	59
Year ended 12-31-2010	16.78	26.41	244	1.17	0.54	—	—	78
Value								
Year ended 12-31-2014	7.39	10.94	416	1.00	0.72	1.01	0.71	76
Year ended 12-31-2013	7.82	35.34	372	1.00	0.76	1.01	0.75	63
Year ended 12-31-2012	5.97	18.88	308	1.00	1.20	1.02	1.18	67
Year ended 12-31-2011	5.57	-7.32	287	1.00	1.04	1.01	1.03	60
Year ended 12-31-2010	6.05	18.71	316	1.01	0.52	1.02	0.51	51

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust is divided into 29 series (each a "Portfolio"). The assets belonging to each Portfolio, except Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the "Pathfinder Portfolios") and Pathfinder Moderate – Managed Volatility, Pathfinder Moderately Aggressive – Managed Volatility and Pathfinder Moderately Conservative – Managed Volatility (collectively, the "Managed Volatility Portfolios"), are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Waddell & Reed Investment Management Company ("WRIMCO"). Effective January 1, 2015, the name of International Growth has changed to Global Growth.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended December 31, 2014, management believes that no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2010.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Portfolio will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities. Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's net asset value ("NAV") to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporations, partnerships or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, LIBOR rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In July 2014, the SEC issued *Final Rule Release No. 33-9616, Money Market Fund Reform; Amendments to Form PF,* which amends the rules governing money market funds. The final amendments impose different implementation dates for the changes that certain money market funds will need to make. Management is currently evaluating the implication of these amendments and their impact of the Final Rule to the Portfolios' financial statements and related disclosures.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Money Market Portfolio and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of December 31, 2014, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Portfolios may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Portfolio has realized a gain or loss. For each Portfolio, when a written put is exercised, the cost basis of the instruments purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying instruments. With written options, there may be times when a Portfolio will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Portfolio may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Portfolio and each of its counterparties. The CSA allows the Portfolio and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Portfolio's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Portfolio from its counterparties are not fully collateralized contractually or otherwise, the Portfolio bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of December 31, 2014:

Assets

Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Asset Strategy							
Investments in unaffiliated securities at value*	$ 718	$—	$ 718	$(453)	$ (184)	$ (81)	$ —
Unrealized appreciation on forward foreign currency contracts[1]	176	—	176	—	—	(176)	—
Total	$ 894	$—	$ 894	$(453)	$ (184)	$(257)	$ —
Global Bond							
Unrealized appreciation on forward foreign currency contracts	$ 3	$—	$ 3	$ —	$ —	$ —	$ 3
Global Growth							
Unrealized appreciation on forward foreign currency contracts[1]	$1,585	$—	$1,585	$ —	$(1,208)	$ —	$377
Global Natural Resources							
Unrealized appreciation on forward foreign currency contracts[1]	$ 143	$—	$ 143	$ —	$ —	$ —	$143
High Income							
Unrealized appreciation on forward foreign currency contracts[1]	$ 89	$—	$ 89	$ —	$ —	$ —	$ 89
International Core Equity							
Unrealized appreciation on forward foreign currency contracts	$ 86	$—	$ 86	$ (86)	$ —	$ —	$ —
Science and Technology							
Investments in unaffiliated securities at value*	$ 274	$—	$ 274	$(274)	$ —	$ —	$ —

*Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.
(1)Amounts include forward currency contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Portfolio	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Asset Strategy							
Written options at value	$482	$—	$482	$(453)	$(29)	$—	$ —
International Core Equity							
Unrealized depreciation on forward foreign currency contracts	$281	$—	$281	$ (86)	$ —	$—	$195
Mid Cap Growth							
Written options at value	$117	$—	$117	$ —	$ —	$—	$117
Science and Technology							
Written options at value	$299	$—	$299	$(274)	$ —	$—	$ 25

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2014:

Portfolio	Type of Risk Exposure	Assets — Statement of Assets & Liabilities Location	Value	Liabilities — Statement of Assets & Liabilities Location	Value
Pathfinder Moderate – Managed Volatility	Equity	Unrealized appreciation on futures contracts**	$4	Unrealized depreciation on futures contracts**	$17
Pathfinder Moderately Aggressive – Managed Volatility	Equity	Unrealized appreciation on futures contracts**	1	Unrealized depreciation on futures contracts**	7
Pathfinder Moderately Conservative – Managed Volatility	Equity	Unrealized appreciation on futures contracts**	2	Unrealized depreciation on futures contracts**	3
Asset Strategy	Equity	Investments in unaffiliated securities at value*	718	Written options at value	482
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	105		—
Global Bond	Foreign currency	Unrealized appreciation on forward foreign currency contracts	3		—
Global Growth	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,473		—
Global Natural Resources	Foreign currency	Unrealized appreciation on forward foreign currency contracts	138		—
High Income	Foreign currency	Unrealized appreciation on forward foreign currency contracts	88		—
International Core Equity	Foreign currency	Unrealized appreciation on forward foreign currency contracts	86	Unrealized depreciation on forward foreign currency contracts	281
Mid Cap Growth	Equity		—	Written options at value	117
Science and Technology	Equity	Investments in unaffiliated securities at value*	274	Written options at value	299
Value	Equity		—	Written options at value	190

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.
**The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of December 31, 2014.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended December 31, 2014:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$—	$—	$(121)	$—	$—	$(121)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(22)	—	—	(22)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(67)	—	—	(67)
Asset Strategy	Commodity	(44)	—	(6,384)	(35)	—	(6,463)
	Equity	(5,155)	(6,843)	(15)	6,290	—	(5,723)
	Foreign currency	—	—	—	—	4,285	4,285
Bond	Interest rate	—	—	(2,998)	—	—	(2,998)
Global Bond	Foreign currency	—	—	—	—	(5)	(5)
Global Growth	Foreign currency	—	—	—	—	4,325	4,325
Global Natural Resources	Foreign currency	—	—	—	—	842	842
High Income	Foreign currency	—	—	—	—	368	368
International Core Equity	Foreign currency	—	—	—	—	2,750	2,750
Limited-Term Bond	Interest rate	—	—	(6,114)	—	—	(6,114)
Mid Cap Growth	Equity	(2,212)	—	—	(449)	—	(2,661)
Real Estate Securities	Equity	—	—	—	1	—	1
Science and Technology	Equity	1,108	—	—	455	—	1,563
Small Cap Value	Equity	—	—	—	58	—	58
Value	Equity	—	—	—	(260)	—	(260)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended December 31, 2014:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$—	$—	$(38)	$—	$—	$(38)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(13)	—	—	(13)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(5)	—	—	(5)
Asset Strategy	Commodity	(3)	—	(2,698)	(12)	—	(2,713)
	Equity	(1,125)	—	—	480	—	(645)
	Foreign currency	—	—	—	—	(8,039)	(8,039)
Bond	Interest rate	—	—	(371)	—	—	(371)
Global Bond	Foreign currency	—	—	—	—	10	10
Global Growth	Foreign currency	—	—	—	—	1,491	1,491
Global Natural Resources	Foreign currency	—	—	—	—	277	277
High Income	Foreign currency	—	—	—	—	213	213
International Core Equity	Equity	—	—	—	86	—	86
	Foreign currency	—	—	—	—	(337)	(337)
Limited-Term Bond	Interest rate	—	—	(481)	—	—	(481)
Mid Cap Growth	Equity	53	—	—	70	—	123
Real Estate Securities	Equity	—	—	—	1	—	1
Science and Technology	Equity	(213)	—	—	(129)	—	(342)
Value	Equity	—	—	—	1,872	—	1,872

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended December 31, 2014, the average derivative volume was as follows:

Portfolio	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Pathfinder Moderate – Managed Volatility	$ —	$ —	$1,505	$ 698	$ —	$ —	$ —
Pathfinder Moderately Aggressive – Managed Volatility	—	—	582	227	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	68	243	—	—	—
Asset Strategy	103,067	57,591	—	—	43,742	2,410	1,378
Bond	—	—	—	30,267	—	—	—
Global Bond	266	266	—	—	—	—	—
Global Growth	53,733	53,396	—	—	—	—	—
Global Natural Resources	14,353	14,314	—	—	—	—	—
High Income	5,145	5,128	—	—	—	—	—
International Core Equity	43,673	43,654	—	—	—	—	11
Limited Term Bond	—	—	—	89,037	—	—	—
Mid Cap Growth	—	—	—	—	—	209	208
Real Estate Securities	—	—	—	—	—	—	—*
Science and Technology	—	—	—	—	—	454	132
Small Cap Value	—	—	—	—	—	—	4
Value	—	—	—	—	—	—	689

(1)Average value outstanding during the period.
(2)Average notional amount outstanding during the period.

Objectives and Strategies

Pathfinder Moderate – Managed Volatility. The Portfolio's objectives in using derivatives during the period were to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized long and short exchange traded futures contracts on certain equity indices.

Pathfinder Moderately Aggressive – Managed Volatility. The Portfolio's objectives in using derivatives during the period were to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized long and short exchange traded futures contracts on certain equity indices.

Pathfinder Moderately Conservative – Managed Volatility. The Portfolio's objectives in using derivatives during the period were to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized long and short exchange traded futures contracts on certain equity indices.

Asset Strategy. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Portfolio. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures, total return swaps and option contracts, both written and purchased, on foreign and domestic equity indices. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency. To manage event risks, the Portfolio utilized short futures on commodities, as well as on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Portfolio.

Bond. The Portfolio's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Portfolio primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Portfolio.

Global Bond. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either hedge a position held by the Portfolio, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Global Growth. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

Global Natural Resources. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

High Income. The Portfolio's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Portfolio utilized forward contracts.

International Core Equity. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies, to generate additional income from written option premiums, and to facilitate trading in certain securities. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency and utilized written options on individual equity securities.

Limited-Term Bond. The Portfolio's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Portfolio primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Portfolio.

Mid Cap Growth. The Portfolio's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Portfolio and hedging market risk on equity securities. To achieve these objectives, the Portfolio utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Real Estate Securities. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and to facilitate trading in certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Science and Technology. The Portfolio's objective in using derivatives during the period was to hedge market risk and individual security exposure in its portfolio. To achieve this objective, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio and on domestic equity indices.

Small Cap Value. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Value. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Portfolio	Outstanding at 12-31-13	Options written	Options closed	Options exercised	Options expired	Outstanding at 12-31-14
Asset Strategy						
Number of Contracts	5,327	730,677	(701,899)	(1,158)	(29,914)	3,033
Premium Received	$ 984	$ 10,699	$ (5,862)	$ (32)	$ (4,397)	$1,392
International Core Equity						
Number of Contracts	76,150	—	—	(76,150)	—	N/A
Premium Received	$ 63	$ —	$ —	$ (63)	$ —	N/A
Mid Cap Growth						
Number of Contracts	3,090	13,595	(8,124)	(2,629)	(4,898)	1,034
Premium Received	$ 167	$ 1,116	$ (449)	$ (340)	$ (318)	$ 176
Real Estate Securities						
Number of Contracts	20	—	—	—	(20)	N/A
Premium Received	$ 1	$ —	$ —	$ —	$ (1)	N/A
Science and Technology						
Number of Contracts	4,084	12,201	(10,442)	—	(822)	5,021
Premium Received	$ 511	$ 687	$ (849)	$ —	$ (103)	$ 246
Small Cap Value						
Number of Contracts	N/A	650	—	—	(650)	N/A
Premium Received	N/A	$ 59	$ —	$ —	$ (59)	N/A
Value						
Number of Contracts	4,856	17,082	(6,128)	(4,530)	(9,638)	1,642
Premium Received	$ 637	$ 2,807	$ (982)	$ (1,318)	$ (875)	$ 269

6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY PORTFOLIO

Ivy VIP ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for Ivy Funds VIP Asset Strategy (referred to as "the Portfolio" in this subsection). VIP ASF III (SBP), LLC and VIP ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Portfolio. Each Subsidiary and Company acts as an investment vehicle for the Portfolio, in order to effect certain investments for the Portfolio consistent with the Portfolio's investment objectives and policies as specified in its prospectus and SAI.

The Portfolio's investment portfolio has been consolidated and includes the portfolio holdings of the Portfolio, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Portfolio, its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Portfolio and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Portfolio will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of December 31, 2014 of each Subsidiary and Company to the Portfolio (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Portfolio Net Assets	Subsidiary Net Assets	Percentage of Portfolio Net Assets
Ivy VIP ASF II, Ltd.	1-31-13	4-10-13	$1,599,603	$120,735	7.55%
VIP ASF III (SBP), LLC	4-9-13	4-23-13	1,599,603	36,283	2.27
VIP ASF, LLC	12-10-12	12-18-12	1,599,603	15,565	0.97

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio, except the Pathfinder Portfolios, at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%
Balanced	0.700	0.700	0.650	0.650	0.600	0.550
Bond	0.525	0.500	0.450	0.400	0.400	0.400
Core Equity	0.700	0.700	0.650	0.650	0.600	0.550
Dividend Opportunities	0.700	0.700	0.650	0.650	0.600	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760
Global Bond	0.625	0.600	0.550	0.500	0.500	0.500
Global Growth	0.850	0.850	0.830	0.830	0.800	0.760
Global Natural Resources	1.000	0.850	0.830	0.830	0.800	0.760
Growth	0.700	0.700	0.650	0.650	0.600	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Micro Cap Growth	0.950	0.950	0.930	0.930	0.900	0.860
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Money Market	0.400	0.400	0.400	0.400	0.400	0.400
Real Estate Securities	0.900	0.900	0.870	0.870	0.840	0.800
Science and Technology	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Value	0.850	0.850	0.830	0.830	0.800	0.760
Value	0.700	0.700	0.650	0.650	0.600	0.550

Each Managed Volatility Portfolio pays a management fee to WRIMCO for providing investment advice and supervising its investments at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	Over $1,000M
Pathfinder Moderate – Managed Volatility	0.200%	0.170%	0.150%
Pathfinder Moderately Aggressive – Managed Volatility	0.200	0.170	0.150
Pathfinder Moderately Conservative – Managed Volatility	0.200	0.170	0.150

WRIMCO uses all of the management fee it receives from the Managed Volatility Portfolios to pay Advantus Capital Management Inc. ("Advantus Capital"). Accordingly, Advantus Capital receives a fee based on the total assets of the Managed Volatility Portfolios.

Effective October 1, 2006, under terms of a settlement agreement, the fee is payable at the following annual rates for those Portfolios included in the settlement agreement until September 30, 2016:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.690%	0.690%	0.650%	0.650%	0.600%	0.550%
Bond[1]	0.485	0.500	0.450	0.400	0.400	0.400
Core Equity	0.650	0.650	0.650	0.650	0.600	0.550
Global Growth	0.820	0.820	0.830	0.830	0.800	0.760
Growth	0.670	0.670	0.650	0.650	0.600	0.550
High Income	0.575	0.600	0.550	0.500	0.500	0.500
Mid Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Science and Technology	0.830	0.830	0.830	0.830	0.800	0.760
Small Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Value	0.690	0.690	0.650	0.650	0.600	0.550

(1)Effective August 6, 2007, after completion of the merger between a former Limited-Term Bond Portfolio and Bond Portfolio, the fee is contractually payable by Bond Portfolio as follows:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Bond	0.475%	0.475%	0.450%	0.400%	0.400%	0.400%

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios and Managed Volatility Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios:

Wall Street Associates serves as subadvisor to Micro Cap Growth. Advantus Capital serves as subadvisor to Real Estate Securities and the Managed Volatility Portfolios. Each subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all applicable costs of the subadvisors.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios and Managed Volatility Portfolios) pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio and Managed Volatility Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Administrative Fee. Each Portfolio also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio, except Money Market, the Pathfinder Portfolios and the Managed Volatility Portfolios, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. During the year ended December 31, 2014, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Asset Strategy	$100
Core Equity	251
Global Growth	127
Growth	265
High Income	250
Mid Cap Growth	93
Science and Technology	116
Small Cap Growth	87
Value	37

Effective January 28, 2010, WRIMCO has voluntarily agreed to reimburse sufficient expenses of Money Market to maintain a minimum annualized yield of 0.02%. For the year ended December 31, 2014, expenses in the amount of $1,976 were reimbursed. This reimbursement serves to reduce shareholder servicing.

For the period from August 23, 2010 through August 31, 2011, W&R and/or WRSCO have contractually agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. For the period from September 1, 2011 through January 31, 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective May 1, 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Mid Cap Growth to cap the expenses for the Portfolio at 1.10%. For the year ended December 31, 2014, expenses in the amount of $142 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective December 3, 2012, WRIMCO has contractually agreed to reduce the management fee computed and paid by Real Estate Securities Portfolio each day on NAV by 0.09% on an annualized basis. For the year ended December 31, 2014, expenses in the amount of $42 were reimbursed.

During the year ended December 31, 2014, the following amounts were waived as a result of the reduced management fees related to the voluntary waiver of management fee to any Portfolio, excluding Pathfinder Portfolios and Managed Volatility Portfolios, having less than $25 million in net assets:

Global Bond $121

Any amounts due to the Portfolios as a reimbursement but not paid as of December 31, 2014 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

Offering costs. Each Portfolio bears all costs associated with the offering expenses of the Portfolio including legal, printing and support services. All such costs are amortized as an expense of the new Portfolio on a straight-line basis over twelve months from commencement of operations.

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2014.

9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended December 31, 2014 follows:

	12-31-13 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Asset Strategy							
Media Group Holdings LLC, Series H[1]	32	$ —	$ —	$ —	$ —	32	$ 18,532
Media Group Holdings LLC, Series I[1]	19	—	—	—	—	19	10,597
Media Group Holdings LLC, Series T[1]	4	—	—	—	—	4	7,147
				$ —	$ —		$ 36,276

Portfolio	12-31-13 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Pathfinder Aggressive							
Ivy Funds VIP Global Growth	1,311	$ 2,608	$ 1,414	$1,300	$ 273	1,429	$ 12,636
Ivy Funds VIP Growth	1,234	5,264	3,237	3,026	289	1,398	16,894
Ivy Funds VIP International Core Equity	434	1,659	1,086	304	714	460	8,285
Ivy Funds VIP Limited-Term Bond	2,540	1,545	1,841	28	72	2,478	12,147
Ivy Funds VIP Mid Cap Growth	712	2,442	1,073	801	137	799	8,665
Ivy Funds VIP Money Market	4,163	5,005	9,167	—	1	N/A	—
Ivy Funds VIP Small Cap Growth	550	2,977	1,081	921	224	694	8,438
Ivy Funds VIP Small Cap Value	391	2,648	830	1,061	398	483	8,691
Ivy Funds VIP Value	990	2,736	1,361	1,200	296	1,133	8,368
				$8,641	$2,404		$ 84,124

Portfolio	12-31-13 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Pathfinder Conservative							
Ivy Funds VIP Dividend Opportunities	2,034	$ 3,382	$ 3,948	$2,797	$ 292	1,801	$ 16,295
Ivy Funds VIP Growth	1,115	6,060	3,200	2,899	264	1,339	16,183
Ivy Funds VIP International Core Equity	310	1,676	915	404	504	339	6,104
Ivy Funds VIP Limited-Term Bond	4,843	3,369	3,213	52	136	4,871	23,872
Ivy Funds VIP Mid Cap Growth	226	2,771	1,114	435	24	353	3,831
Ivy Funds VIP Money Market	47,611	12,563	18,337	—	10	41,837	41,837
Ivy Funds VIP Small Cap Growth	350	3,477	1,325	711	118	511	6,216
Ivy Funds VIP Small Cap Value	N/A	2,552	82	4	—	142	2,561
Ivy Funds VIP Value	314	3,085	386	408	106	668	4,932
				$7,710	$1,454		$121,831

Portfolio	12-31-13 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Pathfinder Moderate							
Ivy Funds VIP Dividend Opportunities	15,432	$17,159	$ 10,043	$15,685	$ 2,562	15,656	$ 141,632
Ivy Funds VIP Global Growth	9,481	18,446	7,993	9,159	1,951	10,571	93,504
Ivy Funds VIP Growth	9,868	38,439	23,463	26,059	2,191	10,865	131,277
Ivy Funds VIP International Core Equity	2,356	8,795	4,455	1,869	3,832	2,555	45,987
Ivy Funds VIP Limited-Term Bond	27,558	11,959	12,052	259	777	27,528	134,916
Ivy Funds VIP Mid Cap Growth	2,576	20,559	7,692	3,874	368	3,547	38,467
Ivy Funds VIP Money Market	225,790	65,296	110,937	—	48	180,149	180,149
Ivy Funds VIP Small Cap Growth	3,979	26,659	8,566	6,612	1,501	5,395	65,563
Ivy Funds VIP Small Cap Value	1,415	24,757	2,326	3,603	1,422	2,683	48,235
Ivy Funds VIP Value	4,773	22,739	8,680	6,907	1,197	6,289	46,458
				$74,027	$15,849		$ 926,188

Portfolio	12-31-13 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Pathfinder Moderately Aggressive							
Ivy Funds VIP Dividend Opportunities	18,231	$16,855	$ 9,739	$17,470	$ 3,033	18,472	$ 167,099
Ivy Funds VIP Global Growth	11,201	19,654	7,682	10,542	2,309	12,472	110,315
Ivy Funds VIP Growth	11,658	42,609	26,182	29,772	2,594	12,818	154,879
Ivy Funds VIP International Core Equity	5,567	18,640	8,073	4,823	9,073	6,029	108,506
Ivy Funds VIP Limited-Term Bond	32,559	13,918	14,284	303	919	32,471	159,145
Ivy Funds VIP Mid Cap Growth	4,058	24,655	9,000	5,250	653	5,231	56,733
Ivy Funds VIP Money Market	160,056	69,046	122,850	—	35	106,252	106,252
Ivy Funds VIP Small Cap Growth	5,484	32,066	9,458	8,712	2,132	7,274	88,401
Ivy Funds VIP Small Cap Value	3,343	34,870	4,269	8,180	3,367	5,064	91,056
Ivy Funds VIP Value	5,639	26,096	9,880	7,853	1,417	7,420	54,809
				$92,905	$25,532		$1,097,195

Portfolio	12-31-13 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Pathfinder Moderately Conservative							
Ivy Funds VIP Dividend Opportunities	5,033	$ 5,319	$ 8,108	$ 7,016	$ 715	4,280	$ 38,714
Ivy Funds VIP Global Growth	1,546	3,140	1,960	1,482	314	1,667	14,745
Ivy Funds VIP Growth	2,988	12,756	6,962	7,737	705	3,426	41,400
Ivy Funds VIP International Core Equity	768	3,002	1,930	788	1,233	806	14,501
Ivy Funds VIP Limited-Term Bond	11,983	4,799	6,799	121	333	11,568	56,696
Ivy Funds VIP Mid Cap Growth	840	6,640	2,850	1,256	118	1,119	12,135
Ivy Funds VIP Money Market	88,364	21,812	39,200	—	18	70,976	70,976
Ivy Funds VIP Small Cap Growth	1,081	8,163	3,174	1,974	387	1,458	17,721
Ivy Funds VIP Small Cap Value	154	6,704	457	458	153	508	9,129
Ivy Funds VIP Value	1,167	7,370	1,137	1,333	385	1,983	14,649
				$22,165	$ 4,361		$ 290,666

Portfolio	12-31-13 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Pathfinder Moderate – Managed Volatility							
Ivy Funds VIP Dividend Opportunities	541	$25,837	$ 1,197	$ 974	$ 229	3,314	$ 29,978
Ivy Funds VIP Global Growth	332	18,103	618	747	174	2,237	19,789
Ivy Funds VIP Growth	344	25,402	1,849	1,856	196	2,302	27,815
Ivy Funds VIP International Core Equity	82	9,013	371	109	342	542	9,752
Ivy Funds VIP Limited-Term Bond	967	25,291	1,165	26	70	5,880	28,819
Ivy Funds VIP Mid Cap Growth	90	7,567	663	96	33	749	8,121
Ivy Funds VIP Money Market	7,913	46,095	15,544	—	5	38,465	38,465
Ivy Funds VIP Small Cap Growth	140	12,904	754	413	136	1,144	13,899
Ivy Funds VIP Small Cap Value	49	9,341	188	263	128	567	10,199
Ivy Funds VIP Value	167	9,374	764	318	110	1,336	9,866
				$ 4,802	$ 1,423		$ 196,703

Portfolio	12-31-13 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/ (Loss)[2]	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Pathfinder Moderately Aggressive – Managed Volatility							
Ivy Funds VIP Dividend Opportunities	167	$5,415	$ 659	$ 323	$ 72	698	$ 6,315
Ivy Funds VIP Global Growth	103	3,845	399	244	55	471	4,169
Ivy Funds VIP Growth	106	5,520	847	610	62	485	5,857
Ivy Funds VIP International Core Equity	51	3,821	434	87	216	228	4,106
Ivy Funds VIP Limited-Term Bond	298	5,319	719	9	22	1,234	6,050
Ivy Funds VIP Mid Cap Growth	37	1,994	302	47	15	197	2,140
Ivy Funds VIP Money Market	1,464	6,788	4,215	—	1	4,038	4,038
Ivy Funds VIP Small Cap Growth	50	3,155	361	171	51	275	3,345
Ivy Funds VIP Small Cap Value	31	3,141	238	173	80	191	3,438
Ivy Funds VIP Value	52	2,033	323	106	34	281	2,076
				$1,770	$608		$41,534

Portfolio	12-31-13 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/ (Loss)[2]	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Pathfinder Moderately Conservative – Managed Volatility							
Ivy Funds VIP Dividend Opportunities	157	$3,399	$ 811	$ 235	$ 42	443	$ 4,004
Ivy Funds VIP Global Growth	48	1,355	200	83	18	173	1,526
Ivy Funds VIP Growth	93	3,830	650	421	41	354	4,283
Ivy Funds VIP International Core Equity	24	1,346	211	30	72	83	1,502
Ivy Funds VIP Limited-Term Bond	373	4,857	786	10	19	1,201	5,886
Ivy Funds VIP Mid Cap Growth	26	1,211	265	32	7	116	1,254
Ivy Funds VIP Money Market	2,748	8,165	3,545	—	1	7,368	7,368
Ivy Funds VIP Small Cap Growth	34	1,752	314	93	23	151	1,834
Ivy Funds VIP Small Cap Value	5	942	102	23	9	52	943
Ivy Funds VIP Value	36	1,433	183	65	23	205	1,517
				$ 992	$255		$30,117

(1) No dividends were paid during the preceding 12 months.
(2) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended December 31, 2014, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$ —	$ 26,884	$ —	$ 23,551
Pathfinder Conservative	—	38,935	—	36,062
Pathfinder Moderate	—	254,808	—	222,003
Pathfinder Moderately Aggressive	—	298,409	—	251,400
Pathfinder Moderately Conservative	—	79,705	—	81,762
Pathfinder Moderate – Managed Volatility	—	188,927	—	23,592
Pathfinder Moderately Aggressive – Managed Volatility	—	41,031	—	8,768
Pathfinder Moderately Conservative – Managed Volatility	—	28,290	—	7,303
Asset Strategy	—	1,629,553	—	1,656,612
Balanced	9,178	163,357	12,524	186,903
Bond	12,731	72,076	26,972	86,563
Core Equity	—	281,802	—	333,263
Dividend Opportunities	—	201,611	—	228,208
Energy	—	61,769	—	25,425
Global Bond	3,300	7,789	3,754	2,796
Global Growth	—	265,421	—	284,394
Global Natural Resources	—	52,543	—	55,579
Growth	—	245,451	—	338,588
High Income	—	560,471	—	421,561
International Core Equity	—	653,575	—	657,704
Limited-Term Bond	5,403	202,276	11,477	136,417
Micro Cap Growth	—	35,862	—	41,335
Mid Cap Growth	—	282,302	—	194,814

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Money Market	$—	$ —	$—	$ —
Real Estate Securities	—	39,357	—	37,457
Science and Technology	—	168,344	—	163,335
Small Cap Growth	—	381,161	—	370,063
Small Cap Value	—	285,249	—	229,637
Value	—	272,019	—	275,929

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Pathfinder Aggressive				Pathfinder Conservative			
	Year ended 12-31-14		Year ended 12-31-13		Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	747	$ 4,305	1,112	$ 6,069	2,064	$ 11,433	3,330	$ 18,341
Shares issued in reinvestment of distributions to shareholders	1,273	6,985	1,045	5,443	1,597	8,605	1,162	6,247
Shares redeemed	(1,649)	(9,432)	(1,377)	(7,414)	(2,599)	(14,524)	(3,561)	(19,630)
Net increase	371	$ 1,858	780	$ 4,098	1,062	$ 5,514	931	$ 4,958

	Pathfinder Moderate				Pathfinder Moderately Aggressive			
	Year ended 12-31-14		Year ended 12-31-13		Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	3,228	$ 19,159	10,828	$ 60,932	2,244	$ 13,878	7,454	$ 43,164
Shares issued in reinvestment of distributions to shareholders	13,275	75,253	7,168	39,760	14,771	87,292	9,423	53,573
Shares redeemed	(8,549)	(50,390)	(5,186)	(29,708)	(8,905)	(54,748)	(6,339)	(37,258)
Net increase	7,954	$ 44,022	12,810	$ 70,984	8,110	$ 46,422	10,538	$ 59,479

	Pathfinder Moderately Conservative				Pathfinder Moderate - Managed Volatility			
	Year ended 12-31-14		Year ended 12-31-13		Year ended 12-31-14		Period from 8-1-13[1] to 12-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,311	$ 7,695	5,868	$ 33,093	31,417	$171,351	6,375	$ 33,213
Shares issued in reinvestment of distributions to shareholders	3,895	21,903	2,468	13,672	1,132	5,973	2	12
Shares redeemed	(4,692)	(27,387)	(3,094)	(17,532)	(1,212)	(6,655)	(56)	(293)
Net increase	514	$ 2,211	5,242	$ 29,233	31,337	$170,669	6,321	$ 32,932

	Pathfinder Moderately Aggressive - Managed Volatility				Pathfinder Moderately Conservative - Managed Volatility			
	Year ended 12-31-14		Period from 8-1-13[1] to 12-31-13		Year ended 12-31-14		Period from 8-1-13[1] to 12-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	6,690	$ 36,541	1,969	$ 10,193	4,956	$ 26,598	1,873	$ 9,571
Shares issued in reinvestment of distributions to shareholders	447	2,311	2	8	200	1,036	1	5
Shares redeemed	(948)	(5,285)	(54)	(281)	(1,106)	(5,998)	(25)	(129)
Net increase	6,189	$ 33,567	1,917	$ 9,920	4,050	$ 21,636	1,849	$ 9,447

(1)Commencement of operations.

Asset Strategy

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	21,679	$ 258,981	23,733	$ 279,518
Shares issued in reinvestment of distributions to shareholders	20,293	224,946	1,627	18,794
Shares redeemed	(23,452)	(273,247)	(22,118)	(257,782)
Net increase	18,520	$ 210,680	3,242	$ 40,530

Balanced

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	2,842	$ 28,726	2,732	$ 26,790
Shares issued in reinvestment of distributions to shareholders	3,988	38,426	4,011	37,695
Shares redeemed	(6,109)	(61,799)	(4,637)	(45,457)
Net increase	721	$ 5,353	2,106	$ 19,028

Bond

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	3,799	$ 20,608	23,585	$ 131,474
Shares issued in reinvestment of distributions to shareholders	4,054	21,376	4,581	25,803
Shares redeemed	(7,120)	(38,524)	(57,504)	(318,916)
Net increase (decrease)	733	$ 3,460	(29,338)	$(161,639)

Core Equity

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	1,770	$ 25,364	3,111	$ 41,991
Shares issued in reinvestment of distributions to shareholders	5,503	72,083	2,848	37,173
Shares redeemed	(4,665)	(66,518)	(4,485)	(60,901)
Net increase (decrease)	2,608	$ 30,929	1,474	$ 18,263

Dividend Opportunities

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	5,652	$ 49,996	5,070	$ 41,103
Shares issued in reinvestment of distributions to shareholders	5,114	43,139	2,023	16,275
Shares redeemed	(7,820)	(69,709)	(6,868)	(55,923)
Net increase	2,946	$ 23,426	225	$ 1,455

Energy

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	6,777	$ 53,541	3,804	$ 26,268
Shares issued in reinvestment of distributions to shareholders	464	3,701	42	282
Shares redeemed	(2,333)	(17,694)	(2,030)	(13,759)
Net increase	4,908	$ 39,548	1,816	$ 12,791

Global Bond

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	2,214	$ 11,534	1,795	$ 9,147
Shares issued in reinvestment of distributions to shareholders	80	415	—	—
Shares redeemed	(1,545)	(8,011)	(884)	(4,491)
Net increase (decrease)	749	$ 3,938	911	$ 4,656

Global Growth

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	5,686	$ 51,687	6,955	$ 61,355
Shares issued in reinvestment of distributions to shareholders	5,096	45,337	1,643	14,824
Shares redeemed	(4,688)	(43,760)	(22,389)	(205,340)
Net increase (decrease)	6,094	$ 53,264	(13,791)	$(129,161)

Global Natural Resources

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	7,458	$ 41,162	5,473	$ 28,427
Shares issued in reinvestment of distributions to shareholders	—	—	—	—
Shares redeemed	(8,380)	(47,153)	(9,421)	(49,280)
Net (decrease)	(922)	$ (5,991)	(3,948)	$ (20,853)

Growth

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	7,325	$ 87,478	3,778	$ 43,895
Shares issued in reinvestment of distributions to shareholders	13,698	148,590	7,954	88,625
Shares redeemed	(39,022)	(507,177)	(14,966)	(177,763)
Net (decrease)	(17,999)	$(271,109)	(3,234)	$ (45,243)

High Income

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	94,562	$ 380,482	92,634	$ 359,958
Shares issued in reinvestment of distributions to shareholders	11,698	45,940	7,054	27,182
Shares redeemed	(66,208)	(262,268)	(45,498)	(175,482)
Net increase (decrease)	40,052	$ 164,154	54,190	$ 211,658

International Core Equity

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	2,368	$ 44,147	2,233	$ 38,477
Shares issued in reinvestment of distributions to shareholders	3,766	69,273	636	11,160
Shares redeemed	(3,691)	(70,569)	(7,540)	(136,893)
Net increase (decrease)	2,443	$ 42,851	(4,671)	$ (87,256)

Limited-Term Bond

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	16,115	$ 79,082	77,472	$ 378,791
Shares issued in reinvestment of distributions to shareholders	653	3,203	27	135
Shares redeemed	(9,292)	(45,630)	(13,099)	(63,976)
Net increase	7,476	$ 36,655	64,400	$ 314,950

Micro Cap Growth

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	412	$ 11,765	472	$ 12,724
Shares issued in reinvestment of distributions to shareholders	403	9,753	105	2,495
Shares redeemed	(626)	(17,553)	(396)	(10,383)
Net increase	189	$ 3,965	181	$ 4,836

Mid Cap Growth

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	14,956	$ 156,737	13,582	$ 130,242
Shares issued in reinvestment of distributions to shareholders	2,653	26,432	1,216	11,278
Shares redeemed	(5,954)	(62,987)	(6,029)	(59,970)
Net increase (decrease)	11,655	$ 120,182	8,769	$ 81,550

Money Market

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	274,736	$ 274,736	421,420	$ 421,420
Shares issued in reinvestment of distributions to shareholders	135	135	72	72
Shares redeemed	(368,053)	(368,053)	(61,741)	(61,741)
Net increase (decrease)	(93,182)	$ (93,182)	359,751	$ 359,751

Real Estate Securities

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	1,108	$ 9,681	969	$ 8,005
Shares issued in reinvestment of distributions to shareholders	372	3,149	53	467
Shares redeemed	(1,108)	(9,710)	(1,059)	(8,678)
Net increase (decrease)	372	$ 3,120	(37)	$ (206)

Science and Technology

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	4,963	$ 126,886	5,970	$ 132,226
Shares issued in reinvestment of distributions to shareholders	2,014	46,854	1,217	24,421
Shares redeemed	(4,991)	(126,981)	(4,206)	(91,894)
Net increase (decrease)	1,986	$ 46,759	2,981	$ 64,753

Small Cap Growth

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	7,646	$ 92,766	3,444	$ 39,928
Shares issued in reinvestment of distributions to shareholders	4,050	43,759	—	—
Shares redeemed	(17,412)	(224,094)	(9,399)	(113,526)
Net increase (decrease)	(5,716)	$ (87,569)	(5,955)	$ (73,598)

Small Cap Value

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	4,405	$ 76,940	1,199	$ 21,467
Shares issued in reinvestment of distributions to shareholders	2,615	43,779	1,141	19,795
Shares redeemed	(1,875)	(34,335)	(3,116)	(57,271)
Net increase (decrease)	5,145	$ 86,384	(776)	$ (16,009)

Value

	Year ended 12-31-14		Year ended 12-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	10,972	$ 80,723	5,419	$ 37,864
Shares issued in reinvestment of distributions to shareholders	7,565	51,576	1,678	11,577
Shares redeemed	(9,741)	(73,834)	(11,193)	(79,820)
Net increase (decrease)	8,796	$ 58,465	(4,096)	$ (30,379)

12. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. At year ended December 31, 2014, High Income had outstanding bridge loan commitments of $13,606. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations.

13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2014 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Pathfinder Aggressive	$ 80,538	$ 5,145	$ 949	$ 4,196
Pathfinder Conservative	117,269	5,265	128	5,137
Pathfinder Moderate	859,675	68,314	970	67,344
Pathfinder Moderately Aggressive	1,005,256	91,939	—	91,939
Pathfinder Moderately Conservative	274,891	16,550	213	16,337
Pathfinder Moderate – Managed Volatility	203,574	1,087	1,466	(379)
Pathfinder Moderately Aggressive – Managed Volatility	43,455	203	743	(540)
Pathfinder Moderately Conservative – Managed Volatility	31,106	153	207	(54)
Asset Strategy	1,541,075	111,549	58,628	52,921
Balanced	329,912	87,094	3,182	83,912
Bond	302,158	10,468	5,263	5,205
Core Equity	408,753	97,021	5,279	91,742
Dividend Opportunities	412,153	100,530	2,108	98,422
Energy	117,081	9,763	9,105	658
Global Bond	19,829	321	1,129	(808)
Global Growth	383,051	55,022	8,792	46,230
Global Natural Resources	163,405	8,107	20,394	(12,287)
Growth	622,954	253,579	2,712	250,867
High Income	832,334	6,596	36,573	(29,977)
International Core Equity	652,948	42,292	38,678	3,614
Limited-Term Bond	469,427	2,075	1,108	967
Micro Cap Growth	57,427	19,418	5,108	14,310
Mid Cap Growth	474,521	102,001	16,853	85,148
Money Market	509,604	—	—	—
Real Estate Securities	44,008	9,244	985	8,259
Science and Technology	384,218	222,615	19,932	202,683
Small Cap Growth	347,372	90,947	12,658	78,289
Small Cap Value	310,805	52,299	3,458	48,841
Value	354,910	68,332	7,032	61,300

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2014 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Pathfinder Aggressive	$ 949	$ 2,386	$ 6,036	$ 8,601	$—	$ —	$—
Pathfinder Conservative	1,952	1,392	6,653	7,697	—	—	—
Pathfinder Moderate	11,327	15,569	63,926	73,996	—	—	—
Pathfinder Moderately Aggressive	12,275	25,237	75,016	92,849	—	—	—
Pathfinder Moderately Conservative	3,503	4,245	18,401	22,150	—	—	—
Pathfinder Moderate – Managed Volatility	1,691	—	4,283	—	—	67	—
Pathfinder Moderately Aggressive – Managed Volatility	814	—	1,497	—	—	25	—
Pathfinder Moderately Conservative – Managed Volatility	302	79	734	21	—	—	—
Asset Strategy	8,178	13,641	216,767	253,265	—	—	—
Balanced	7,921	4,688	30,504	53,231	—	—	—
Bond	11,941	8,712	9,436	—	—	—	—
Core Equity	15,331	12,231	56,753	70,279	—	—	—
Dividend Opportunities	8,905	13,346	34,234	48,800	—	—	—
Energy	232	—	3,469	960	—	2,165	—

Portfolio	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Global Bond	$ 415	$ 697	$ —	$ —	$—	$ —	$—
Global Growth	8,928	2,100	36,409	24,390	—	—	—
Global Natural Resources	—	172	—	—	—	2,148	—
Growth	15,505	6,345	133,086	99,569	—	—	—
High Income	39,918	53,342	6,022	6,501	—	—	—
International Core Equity	55,559	33,621	13,714	59,822	—	—	—
Limited-Term Bond	2,601	6,692	602	—	—	140	—
Micro Cap Growth	172	—	9,582	10,589	—	—	—
Mid Cap Growth	8,594	4,501	17,838	41,734	—	—	—
Money Market	133	36	—	—	—	—	—
Real Estate Securities	469	1,668	2,680	3,771	—	—	—
Science and Technology	—	—	46,854	34,789	—	—	4
Small Cap Growth	11,898	—	31,860	66,810	—	—	—
Small Cap Value	14,775	1,817	29,004	25,285	—	—	—
Value	14,922	13,749	36,654	42,724	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2014 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), the Portfolio is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Portfolio's first fiscal year end subject to the Modernization Act was December 31, 2011. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable portfolios electing to be taxed as a regulated investment company during the period end December 31, 2014:

Portfolio	Pre-Enactment 2015	2016	2017	2018	Post-Enactment Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Pathfinder Aggressive	$—	$ —	$ —	$ —	$ —	$ —
Pathfinder Conservative	—	—	—	—	—	—
Pathfinder Moderate	—	—	—	—	—	—
Pathfinder Moderately Aggressive	—	—	—	—	—	—
Pathfinder Moderately Conservative	—	—	—	—	—	—
Pathfinder Moderate – Managed Volatility	—	—	—	—	—	—
Pathfinder Moderately Aggressive – Managed Volatility	—	—	—	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	—	—	—	—
Asset Strategy	—	—	—	—	—	—
Balanced	—	—	—	—	—	—
Bond	—	—	—	—	94	1,104
Core Equity	—	—	—	—	—	—
Dividend Opportunities	—	—	—	—	—	—
Energy	—	432	1,950	432	—	—
Global Bond	—	—	—	—	44	59
Global Growth	—	—	—	—	—	—
Global Natural Resources	—	—	—	—	2,442	20,833
Growth	—	—	—	—	—	—
High Income	—	—	—	—	—	—
International Core Equity	—	—	—	—	—	—
Limited-Term Bond	—	—	—	—	876	3,565
Micro Cap Growth	—	—	—	—	—	—
Mid Cap Growth	—	—	—	—	—	—
Money Market	—	—	—	—	—	—
Real Estate Securities	—	—	—	—	—	—
Science and Technology	—	—	—	—	—	—
Small Cap Growth	—	—	—	—	—	—
Small Cap Value	—	—	—	—	—	—
Value	—	—	—	—	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At December 31, 2014, the following reclassifications were made:

Portfolio	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid - In Capital
Pathfinder Aggressive	$ —	$ —	$ —
Pathfinder Conservative	—	—	—
Pathfinder Moderate	—	—	—
Pathfinder Moderately Aggressive	—	—	—
Pathfinder Moderately Conservative	—	—	—
Pathfinder Moderate – Managed Volatility	7	10	(17)
Pathfinder Moderately Aggressive – Managed Volatility	2	4	(6)
Pathfinder Moderately Conservative – Managed Volatility	2	(2)	—
Asset Strategy	(3,660)	10,175	(6,515)
Balanced	10	(9)	(1)
Bond	1,073	(1,073)	—
Core Equity	—	—	—
Dividend Opportunities	104	(100)	(4)
Energy	32	263	(295)
Global Bond	(13)	13	—
Global Growth	1,156	(1,156)	—
Global Natural Resources	(13)	10	3
Growth	—	(87,171)	87,171
High Income	11	(11)	—*
International Core Equity	3,833	(3,833)	—
Limited-Term Bond	271	(271)	—
Micro Cap Growth	857	(25)	(832)
Mid Cap Growth	1,438	(1,438)	—*
Money Market	—	—	—
Real Estate Securities	—*	—*	—
Science and Technology	3,027	(1,646)	(1,381)
Small Cap Growth	3,503	(32,253)	28,750
Small Cap Value	1,457	(1,456)	(1)
Value	3,567	(3,559)	(8)

*Not shown due to rounding.

14. IN-KIND REDEMPTIONS

In certain circumstances, a Portfolio may distribute portfolio securities rather than cash as payment for redemption of Portfolio shares ("in-kind redemption"). For financial reporting purposes, a Portfolio recognizes a gain on the in-kind redemptions to the extent the value of the distributed securities on the date of redemption exceeds the cost of those securities; a Portfolio recognizes a loss if cost exceeds value. Gains and losses realized on the in-kind redemptions are not recognized for tax purposes, and are reclassified from accumulated net realized gains (losses) to paid-in capital. During the year ended December 31, 2014, the following Portfolios realized gains or losses from in-kind redemptions ($ amounts in thousands) of:

Portfolio	Realized Gains	Realized Losses
Growth	$89,798	$(2,588)
Small Cap Growth	39,468	(7,415)

15. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order ("SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest ("Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

To the Shareholders and Board of Trustees of Ivy Funds Variable Insurance Portfolios:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Funds Variable Insurance Portfolios (the "Funds"), comprising Ivy Funds VIP Pathfinder Aggressive, Ivy Funds VIP Pathfinder Conservative, Ivy Funds VIP Pathfinder Moderate, Ivy Funds VIP Pathfinder Moderately Aggressive, Ivy Funds VIP Pathfinder Moderately Conservative, Ivy Funds VIP Pathfinder Moderate — Managed Volatility, Ivy Funds VIP Pathfinder Moderately Aggressive — Managed Volatility, Ivy Funds VIP Pathfinder Moderately Conservative — Managed Volatility, Ivy Funds VIP Asset Strategy, Ivy Funds VIP Balanced, Ivy Funds VIP Bond, Ivy Funds VIP Core Equity, Ivy Funds VIP Dividend Opportunities, Ivy Funds VIP Energy, Ivy Funds VIP Global Bond, Ivy Funds VIP Global Growth (formerly, Ivy Funds VIP International Growth), Ivy Funds VIP Global Natural Resources, Ivy Funds VIP Growth, Ivy Funds VIP High Income, Ivy Funds VIP International Core Equity, Ivy Funds VIP Limited-Term Bond, Ivy Funds VIP Micro Cap Growth, Ivy Funds VIP Mid Cap Growth, Ivy Funds VIP Money Market, Ivy Funds VIP Real Estate Securities, Ivy Funds VIP Science and Technology, Ivy Funds VIP Small Cap Growth, Ivy Funds VIP Small Cap Value, and Ivy Funds VIP Value Portfolios, as of December 31, 2014, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended (as to the Ivy Funds VIP Pathfinder Moderate — Managed Volatility, Ivy Funds VIP Pathfinder Moderately Aggressive — Managed Volatility, and Ivy Funds VIP Pathfinder Moderately Conservative — Managed Volatility, for the year then ended and for the period from August 1, 2013 (commencement of operations) through December 31, 2013), and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the custodian, transfer agent, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the portfolios constituting Ivy Funds Variable Insurance Portfolios as of December 31, 2014, the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
February 17, 2015

The Portfolios hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations for the tax period ended December 31, 2014:

	Dividends Received Deduction for Corporations
Pathfinder Aggressive	$ 322,981
Pathfinder Conservative	416,353
Pathfinder Moderate	3,753,083
Pathfinder Moderately Aggressive	4,850,624
Pathfinder Moderately Conservative	1,044,291
Pathfinder Moderate – Managed Volatility	448,587
Pathfinder Moderately Aggressive – Managed Volatility	150,867
Pathfinder Moderately Conservative – Managed Volatility	65,105
Asset Strategy	8,177,799
Balanced	4,067,422
Bond	—
Core Equity	5,779,615
Dividend Opportunities	7,852,386
Energy	232,293
Global Bond	13,031
Global Growth	211,887
Global Natural Resources	—
Growth	12,317,256
High Income	—
International Core Equity	—
Limited-Term Bond	—
Micro Cap Growth	66,762
Mid Cap Growth	2,651,842
Money Market	—
Real Estate Securities	—
Science and Technology	—
Small Cap Growth	1,480,554
Small Cap Value	2,651,080
Value	4,928,302

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

Pathfinder Aggressive	$ 6,036,035
Pathfinder Conservative	6,652,843
Pathfinder Moderate	63,925,949
Pathfinder Moderately Aggressive	75,016,947
Pathfinder Moderately Conservative	18,400,313
Pathfinder Moderate – Managed Volatility	4,282,956
Pathfinder Moderately Aggressive – Managed Volatility	1,497,582
Pathfinder Moderately Conservative – Managed Volatility	733,506
Asset Strategy	216,767,585*
Balanced	30,504,769
Bond	9,436,341
Core Equity	56,752,527
Dividend Opportunities	34,234,238
Energy	3,468,861
Global Bond	—
Global Growth	36,408,520
Global Natural Resources	—
Growth	133,085,662
High Income	6,022,261
International Core Equity	13,714,324
Limited-Term Bond	601,539
Micro Cap Growth	9,581,803
Mid Cap Growth	17,837,396
Money Market	—
Real Estate Securities	2,680,536
Science and Technology	46,853,666
Small Cap Growth	31,860,465
Small Cap Value	29,004,735
Value	36,653,230

Of this amount $8,787,664 is Collectibles Gain.

Internal Revenue Code regulations permit each qualifying Portfolio to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Portfolio. Each Portfolio elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
Pathfinder Aggressive	$ 44,437	$ 461,364
Pathfinder Conservative	11,605	153,917
Pathfinder Moderate	288,449	2,910,047
Pathfinder Moderately Aggressive	445,917	4,830,358
Pathfinder Moderately Conservative	60,613	656,582
Pathfinder Moderate – Managed Volatility	25,775	260,009
Pathfinder Moderately Aggressive – Managed Volatility	10,609	114,913
Pathfinder Moderately Conservative – Managed Volatility	3,528	38,215
Global Growth	881,526	9,380,143
International Core Equity	1,244,190	17,632,746

Each of the individuals listed below serves as a trustee for the Trust (29 portfolios), and for the portfolios within the Waddell & Reed Advisors Funds (20 portfolios) and InvestEd Portfolios (3 portfolios) (collectively, the "Advisors Fund Complex"). The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex ("Fund Complex"). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (34 portfolios) and Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"). Jarold Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Ivy Family of Funds.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2009 Fund Complex: 2007	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present); Boettcher Aerial, Inc. (Aerial AG Applicator) (1982 to present).	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Member, Kansas State University Foundation (2009 to present); Director, Kansas Bioscience Authority (2009 to present); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Ivy Funds (34 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (1 portfolio overseen).
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	Trust: 2009 Fund Complex: 1997	Professor of Law, Washburn School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (Insurance) (2009 to present).
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	Trust: 2009 Fund Complex: 1997	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); Trustee, Liberty Memorial Association (WWI National Museum) (1998 to 2013); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Chairman (2005 to 2013) and current Trustee, Freedoms Frontier National Heritage Area (education); Trustee, CGSC Foundation (government) (2004 to 2012); Chairman, Kansas City Municipal Assistance Corporation (bond issuance) (1980 to present); President, Men of Month Fraternity (community service) (2007 to 2011); Director, Metropolitan Comm. College Found. (1980 to 2014).
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	Trust: 2009 Fund Complex: 1998 Trust: 2015 Fund Complex: 2015	Dean of the College of Law, Vice President and Professor, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present).	Director and Shareholder, Valliance Bank , N.A. (2007 to present); Director, Foundation HealthCare (2008 to present); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Director, LSQ Manager, Inc. (Real Estate) (2007 to present); Director, OK Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, Ivy Funds (34 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (1 portfolio overseen).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	Trust: 2009 Fund Complex: 2008	Business Consultant (1998 to present); Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present).	Finance Committee Member, Ascension Health (non-profit health system) (2007 to 2014); Director, Baylor Health Care System Foundation (non-profit health care) (1998-2009).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	Trust: 2009 Fund Complex: 1996	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009).
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2009 Fund Complex: 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present).	Trustee, Ivy Funds (34 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (1 portfolio overseen).

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company ("WRIMCO"), each Fund's principal underwriter, Waddell & Reed, Inc. ("Waddell & Reed"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of their personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

Name and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee/Officer Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Michael L. Avery 1953	Trustee	Trust: 2009 Fund Complex: 2007	President of WDR (2010 to present); formerly Chief Investment Officer (CIO) of WDR (2005 to 2011); Executive Vice President of WRIMCO (2005 to present); Executive Vice President of IICO (2007 to present); portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present).	Director of WRIMCO and IICO.
Henry J. Herrmann 1942	President Trustee	Trust: 2009 Fund Complex: 2001 Trust: 2009 Fund Complex: 1998	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO (2002 to present); President and Trustee of each of the funds in the Fund Complex.	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City, 2007 to present); Trustee, Ivy Funds (34 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (1 portfolio overseen).

**Each Trustee became a Trustee (and, as applicable, an officer) in 2009, as reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more Predecessor Fund.*

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

Name and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 1964	Vice President	2009	2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present).
	Secretary	2009	2006	
Joseph W. Kauten 1969	Vice President	2009	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present).
	Treasurer	2009	2006	
	Principal Financial Officer	2009	2007	
	Principal Accounting Officer	2009	2006	
Scott J. Schneider 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.
	Chief Compliance Officer	2009	2004	
Wendy J. Hills 1970	Vice President	2014	2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2014 to present).
	General Counsel	2014	2014	
	Assistant Secretary	2014	2014	
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed, Inc. and IFDI (2010 to present).

This is the date when the Officer first became an officer of one or more Predecessor Funds.

At its meeting on August 12 and 13, 2014, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement between WRIMCO and the Trust as to each of its Portfolios ("Management Agreement"), and, for certain Portfolios, of the Investment Subadvisory Agreement (each, a "Subadvisory Agreement") between WRIMCO and the Portfolio subadvisor pursuant to which the subadvisor provides investment advisory services. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement and, if applicable, the Subadvisory Agreement, for each Portfolio. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement and the Subadvisory Agreements. In addition, the Disinterested Trustees engaged a fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO and, as applicable, to each subadvisor, a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Portfolio and of the Subadvisory Agreements, as applicable. WRIMCO and each subadvisor provided materials to the Trustees that included responses to the request letter and other information WRIMCO and the subadvisor, as applicable, believed was useful in evaluating the continuation of the Management Agreement and the Subadvisory Agreements ("Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter. The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to performance and expenses of each Portfolio except for Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility, and Pathfinder Moderately Conservative - Managed Volatility (collectively, the "Managed Volatility Portfolios), each of which commenced operations in August 2013, compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the fee consultant. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Portfolio. In connection with its deliberations, the Trustees also considered the broad range of information relevant to the Trustees' consideration of the continuance of the Management Agreement and Subadvisory Agreements, as applicable, with respect to each Portfolio that is provided by W&R to the Trustees (including its various standing committees) at meetings throughout the year.

Nature, Extent and Quality of Services
Provided to the Portfolios

The Trustees considered the nature, extent and quality of the services provided to each Portfolio pursuant to the Management Agreement and by each subadvisor pursuant to its Subadvisory Agreement.

The Trustees considered WRIMCO's and, as applicable, each subadvisor's research and portfolio management capabilities and that W&R also provides oversight of day-to-day portfolio operations, including but not limited to portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's and, as applicable, each subadvisor's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Portfolio and, as applicable, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by each Portfolio and the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO and, as applicable, each subadvisor regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure, as well as WRIMCO's supervisory activities over each subadvisor.

Portfolio Performance, Management Fee and Expense Ratio.

The Trustees considered each Portfolio's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Trustees factored into its evaluation of each Portfolio's performance the limitations inherent in the methodology for constructing a peer group and determining which investment companies should be included in a peer group. Each Portfolio's performance was also compared to relevant market indices and to a Lipper index, as applicable. In this regard, the Trustees noted that performance, especially short-term performance, is only one of factors that it deems relevant to its consideration of the continuance of the Management Agreement and the Subadvisory Agreements, and that, after considering all relevant factors, it may be appropriate to approve the continuance of the Management Agreement and Subadvisory Agreement with respect to a Portfolio notwithstanding the Portfolio's performance.

The Trustees considered the management fees and total expenses of each Portfolio and also considered each Portfolio's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Portfolio's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Lipper ("Lipper Group"). They also considered each Portfolio's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Portfolio, and factors affecting the Portfolios' expense ratios. In addition, the Trustees considered, for each Portfolio, the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Portfolio ("Similar Funds"). The Trustees also considered, for each Portfolio, the subadvisory fees, if any, paid to WRIMCO or the subadvisor, as applicable, (or their respective affiliates) by other mutual funds advised by WRIMCO or the subadvisor (or their respective affiliates), as well as the management fees, if any, paid by other client accounts managed by WRIMCO or the subadvisor (or their respective affiliates), with a similar investment objective (or objectives) and similar investment policies and strategies as the Portfolio (each of such accounts, an "Other Account").

Additional Considerations with Respect to Each Portfolio

Asset Strategy

The Trustees considered that Asset Strategy's total return performance was higher than the Performance Universe median for the one-, three-, seven-, and ten-year periods and higher than the Lipper index for the one- and three-year periods. They noted that no Lipper index data were available for the five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Balanced

The Trustees considered that Balanced's total return performance was higher than the Performance Universe median for the one-, three-, seven-, and ten-year periods and was higher than the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were equal to the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were equal to or lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was lower for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Bond

The Trustees considered that Bond's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's investments in higher credit-quality bonds and duration management had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2014, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was higher than the Peer Group median but that the Portfolio's overall expense ratio was lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at certain asset levels were higher than the medians for its Lipper Group, except for two asset levels at which the Portfolio's effective management fees were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for certain asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Core Equity

The Trustees considered that Core Equity's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was higher than the Peer Group median and that the Portfolio's overall expense ratio was equal to the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level and the Similar Funds' advisory fees were lower for other asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Dividend Opportunities

The Trustees considered that Dividend Opportunities' total return performance was higher than the Performance Universe median for the one-, seven-, and ten-year periods, was higher than the Lipper index for the one- and ten-year periods, and was equal to the Lipper index for the seven-year period. They also considered the information provided by WRIMCO in its Initial Response. They further considered the year-to-date performance information through June 11, 2014, provided by WRIMCO in its Initial Response and noted that, despite the Portfolio's underperformance for the three- and five-year periods ended March 31, 2014, the Portfolio's performance relative to its Performance Universe appeared to be improving and was good for the one-, seven-, and ten-year periods. In addition, the Trustees considered the change in the Portfolio's portfolio manager in 2013.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was lower than the Peer Group median and that the Portfolio's overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Energy

The Trustees considered that Energy's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, and seven-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2014.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was equal to the Peer Group median and that the Portfolio's overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Global Bond

The Trustees considered that Global Bond's total return performance was higher than the Performance Universe median for the one-year period, was equal to the Performance Universe median for the three-year period, and was higher than the Lipper index for the one- and three-year periods for which information was provided, since the Portfolio did not have a five-year performance record as of March 31, 2014.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the medians for its Lipper Group. The Trustees considered that WRIMCO had voluntarily agreed to waive the management fee if Portfolio assets totaled less than $25 million, which resulted in a fee waiver for the fiscal year ended December 31, 2013.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that a Similar Fund's advisory fee was lower for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Global Natural Resources

The Trustees considered that Global Natural Resources' total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, and seven-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2014. They also considered the information provided by WRIMCO in its Initial Response. They further considered the year-to-date performance information through June 11, 2014, provided by WRIMCO in its Initial Response. In addition, the Trustees considered the termination of the Portfolio's sub-adviser and change in the Portfolio's portfolio manager in 2013.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the medians for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Portfolio's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Growth

The Trustees considered that Growth's total return performance was higher than the Performance Universe median for the one-, three-, seven-, and ten-year periods. They noted that information for a Lipper index was not provided.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was lower than the Peer Group median and that the Portfolio's overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

High Income

The Trustees considered that High Income's total return performance was higher than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods. They noted that information for a Lipper index was not provided.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts has average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

International Core Equity

The Trustees considered that Core Equity's total return performance was higher than the Performance Universe median for the one-, five-, seven-, and ten-year periods. They noted that information for a Lipper index was not provided. The Trustees also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's geographic positioning, stock selection, and sector weightings had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2014, provided by WRIMCO in its Initial Response and noted that, despite the Portfolio's underperformance for the three-year period ended March 31, 2014, the Portfolio's performance relative to its Performance Universe appeared to be improving and was good for the one-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was higher than the Peer Group median and that the Portfolio's overall expense ratio was lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at certain asset levels were higher than, and at other asset levels were lower than or equal to, the medians for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Portfolio's advisory fee schedule, except that the Similar Fund's advisory fee was lower for one asset level, and that the Other Account had an advisory fee that was lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Account to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, the difference in fees paid by the Other Account was consistent with the additional management and other services provided by WRIMCO to the Portfolio.

International Growth (Effective January 1, 2015, the name of International Growth has changed to Global Growth.)

The Trustees considered that International Growth's total return performance was higher than the Performance Universe median and the Lipper Index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the medians for its Lipper Group, except for two asset levels at which the Portfolio's effective management fees were higher than or equal to the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level and lower for another asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Limited-Term Bond

The Trustees considered that Limited-Term Bond's total return performance was lower than the Performance Universe median and the Lipper index for the one-year period, and was higher than the Performance Universe median and the Lipper index for the three-year period for which information was provided, since the Portfolio did not have a five-year performance record as of March 31, 2014.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was equal to the Peer Group median and that the Portfolio's overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were equal to or lower than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Portfolio's advisory fee schedule and that the Other Account had an advisory fee that was lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Account to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, the difference in fees paid by the Other Account was consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Managed Volatility Portfolios

The Trustees considered that each Managed Volatility Portfolio had commenced operations in August 2013 and, thus, was not included in the Lipper data. The Trustees considered the information that they had received from WRIMCO since each Managed Volatility Portfolio's inception regarding the operations of the Managed Volatility Portfolios.

The Trustees noted that they considered the range and average of the management fees and expense ratios of a peer group of comparable funds when they approved the initial Management Agreement. They also considered the proposed management fee schedule had breakpoints and that all of the proposed management fee paid to WRIMCO would be paid to the subadvisor as a subadvisory fee.

Micro Cap Growth

The Trustees considered that Micro Cap Growth's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. The Trustees also noted that WRIMCO recommended the continuance of the Sub-Advisory Agreement with Wall Street Associates, the Portfolio's sub-adviser.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the medians for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Portfolio's advisory fee schedule (including a sub-advisory fee to the sub-adviser that was the same as the Portfolio's) and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees also considered that the Other Accounts of a similar size managed by the sub-adviser had advisory fees that were higher than the sub-advisory fees for the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Mid Cap Growth

The Trustees considered that Mid Cap Growth's total return performance was higher than the Performance Universe median and the Lipper index for the five- and seven-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2014. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, stock selection had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2014, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was higher than the Peer Group median but that the Portfolio's overall expense ratio was lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Money Market

The Trustees considered that Money Market's total return performance was higher than the Performance Universe median and Lipper index for the one-, three-, five-, and seven-year periods and was equal to the Performance Universe median for the ten-year period.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was equal to the Peer Group median and that the Portfolio's overall expense ratio was higher than the Peer Group median. They also considered that the Portfolio's effective management fees at certain asset levels were higher than, and at other asset levels were lower than or equal to, the medians for its Lipper Group. The Trustees also considered the expenses incurred by WRIMCO to maintain the yield of the Portfolio at a minimum of at least two basis points.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Pathfinder Aggressive

The Trustees considered that Pathfinder Aggressive's total return performance was higher than the Performance Universe median for the one- and three-year periods, and was higher than the Lipper index for the one-, three-, and five-year periods for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2014.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee but that the Portfolio's overall expense ratio was higher than the Peer Group median.

Pathfinder Conservative

The Trustees considered that Pathfinder Conservative's total return performance was higher than the Performance Universe median and the Lipper index for the one- and three-year periods and was lower than the Performance Universe median and the Lipper index for the five-year period for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2014.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee but that the Portfolio's overall expense ratio was higher than the Peer Group median.

Pathfinder Moderate

The Trustees considered that Pathfinder Moderate's total return performance was higher than the Performance Universe median and the Lipper index for the one- and three-year periods and was lower than the Performance Universe median and the Lipper index for the five-year period for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2014.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee but that the Portfolio's overall expense ratio was higher than the Peer Group median.

Pathfinder Moderately Aggressive

The Trustees considered that Pathfinder Moderately Aggressive's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, and five-year periods for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2014.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee but that the Portfolio's overall expense ratio was higher than the Peer Group median.

Pathfinder Moderately Conservative

The Trustees considered that Pathfinder Moderately Conservative's total return performance was lower than the Performance Universe median and the Lipper index for the three- and five-year periods for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2014. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's investments in international equity funds had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2014, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee but that the Portfolio's overall expense ratio was higher than the Peer Group median.

Real Estate Securities

The Trustees considered that Real Estate Securities' total return performance was higher than the Lipper index for the three-, five-, and seven-year periods, and was lower than the Performance Universe median for the one-, three-, five-, and seven-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2014. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's investments in higher-quality securities, underweighting in large capitalization companies, and sector weightings had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2014, provided by WRIMCO in its Initial Response. In addition, the Trustees considered the changes in the Portfolio's investment strategy in 2012 and the appointment of a new portfolio manager for the Portfolio in 2014. The Trustees noted that WRIMCO recommended the continuance of the Sub-Advisory Agreement with Advantus Capital Management, Inc. ("Advantus").

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the medians for its Lipper Group. The Trustees considered that WRIMCO had contractually agreed to reduce the management fee by an annual rate of 0.09% of average daily net assets until April 30, 2015.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Portfolio's advisory fee schedule (including a sub-advisory fee to the sub-adviser that was the same as the Portfolio's) and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees also considered that the Other Accounts of a similar size managed by the sub-adviser had advisory fees that were close to or higher than the sub-advisory fees for the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Science and Technology

The Trustees considered that Science and Technology's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Small Cap Growth

The Trustees considered that Small Cap Growth's total return performance was lower than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's focus on high quality stocks, its stock selection, and its sector weightings had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2014, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was equal to the Peer Group median and that the Portfolio's overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Small Cap Value

The Trustees considered that Small Cap Value's total return performance was lower than the Performance Universe median for the one-, three-, five-, and ten-year periods and lower than the Lipper index for the one-, three-, and five-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's stock selection, sector weightings, and cash position had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2014, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the medians for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Portfolio's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Value

The Trustees considered that Value's total return performance was higher than the Performance Universe median and the Lipper index for the one-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's stock selection had adversely affected the Portfolio's performance over the three-year period. They further considered the

year-to-date performance information through June 11, 2014, provided by WRIMCO in its Initial Response and noted that, despite the Portfolio's underperformance for the three-year period ended March 31, 2014, the Portfolio's performance relative to its Performance Universe appeared to be improving and was good for the one-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group medians. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Portfolio (except Money Market, which has a single management fee rate, and Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (each, a "Pathfinder Portfolio"), which have no management fee) includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered the management fee rate reductions that became effective October 1, 2006, and remain in effect for Asset Strategy, Bond, Core Equity, Growth, High Income, International Growth, Mid Cap Growth, Science and Technology, Small Cap Growth, Value and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for each of these Portfolios on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Portfolio were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Portfolio, the Trustees considered specific data as to WRIMCO's profit, if any, with respect to the Portfolio for a recent period. The Trustees also considered WRIMCO's methodology for determining this data. In addition, the Trustees considered the soft dollar arrangements with respect to portfolio transactions, as applicable.

In determining whether to approve the proposed continuance of the Management Agreement as to a Portfolio and, as applicable, a Portfolio's Subadvisory Agreement, the Trustees considered the best interests of the Portfolio, the reasonableness of the management fee paid under the Management Agreement, and, as applicable, the subadvisory fee paid under the Subadvisory Agreement, and the overall fairness of the Management Agreement, and, as applicable, the Subadvisory Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Portfolio and, as applicable, its Subadvisory Agreement, without any one factor being dispositive:

• the performance of the Portfolio compared with the performance of its Performance Universe and with relevant indices;

• the Portfolio's investment management fees and total expenses compared with the management fees and total expenses of its Peer Group;

• the existence or appropriateness of breakpoints in the Portfolio's management fees (except for the Pathfinder Portfolios);

• the Portfolio's investment management fees compared with the management fees of Similar Funds or Other Accounts managed by WRIMCO (or its affiliate), as applicable, and the Portfolio's subadvisory fees compared with the subadvisory fees of Other Accounts managed by the subadvisor, as applicable;

• the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Portfolio;

• the other benefits that accrue to WRIMCO as a result of its relationship with the Portfolio; and

• the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the fee consultant, the Board determined that each Portfolio's Management Agreement and, as applicable, its Subadvisory Agreement, are fair and reasonable and that continuance of the Management Agreement and, as applicable, the Subadvisory Agreement, is in the best interests of the Portfolio. In reaching these determinations as to each Portfolio, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Portfolio are adequate and appropriate; except as described above, the performance of the Portfolio was satisfactory; it retained confidence in WRIMCO's and, as applicable, the subadvisor's overall ability to manage the Portfolio; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the management fee for the Portfolio (other than Money Market and the Pathfinder Portfolios), the services provided by WRIMCO, the costs of the services provided, and the profits realized, if any, and other benefits likely to be derived by WRIMCO from its relationship with the Portfolio. In the case of certain Portfolios that underperformed their respective Performance Universe medians and Lipper indices for certain periods of time, based on the assessment and information WRIMCO provided, including as to relevant market conditions and/or remedial actions that WRIMCO had taken or planned to take, such response was satisfactory to the Board.

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Ivy Funds VIP

On July 2, 2014, a special shareholder meeting ("Meeting") for Ivy Funds VIP Micro Cap Growth was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal No. 1: To approve a new investment subadvisory agreement between Wall Street Associates, LLC, the Fund's subadviser, and Waddell & Reed Investment Management Company ("WRIMCO"), the Fund's investment manager.

PORTFOLIO NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy Funds VIP Micro Cap Growth	2,126,196	156,300	182,198	2,464,694

Proposal No. 2: To approve the use of a "manager of managers" structure, whereby WRIMCO will be able to hire and replace subadvisers for the fund without shareholder approval.

PORTFOLIO NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy Funds VIP Micro Cap Growth	1,966,751	294,963	202,980	2,464,694

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

The Ivy Funds Family

Global/International Portfolios

Global Growth[1]

[1](formerly known as International Growth)

International Core Equity

Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

Fixed Income Portfolios

Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolios

Money Market

Specialty

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate - Managed Volatility

Pathfinder Moderately Aggressive - Managed Volatility

Pathfinder Moderately Conservative - Managed Volatility

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.

ANN-IVYVIP (12-14)